

Encompass Health

2024 ANNUAL REPORT

Encompass Health Corporation

Who we are

#1 Owner and operator of inpatient rehabilitation hospitals in terms of patients treated, revenues and number of hospitals

Number of states in which we operate

38

and Puerto Rico

166 Inpatient rehabilitation hospitals

2025

✔ *Fortune* World's Most Admired Companies™

✔ Forbes Most Trusted Companies in America

2024

✔ Becker's Top Places to Work in Healthcare



Strong financial performance



$5,373.2
million in net operating revenue – up 11.9% from 2023

$1,103.7
million in adjusted EBITDA – up 13.7% from 2023

2.2x
net leverage ratio, down from 2.7x in 2023

$690.3
million in adjusted free cash flow - up 31.3% from 2023



2023-2027 GROWTH TARGETS

We are well positioned for future growth

 **6** to **10**
de novos **per year**

 **80** to **120**
bed additions **per year**

 **6%** to **8%**
discharge **CAGR**

Disclosures, including reconciliations to the most comparable GAAP financial measure, for non-GAAP financial information can be found in Appendix A to the Proxy Statement herein and at the end of the letter from the Chairman and CEO in this Annual Report.

Key accomplishments

Capacity expansion

- Opened **6** de novo hospitals, adding 280 beds
- Opened a 40-bed satellite hospital
- Added **107 beds** to existing hospitals
- A total of **427** beds added to IRF capacity across 13 states

Total discharge growth

- Total discharge growth of **8.3%** with **5.6%** same store growth
- Treated approximately **7%** of patients recovering from a stroke in the United States

Advanced technology

We expanded **in-house hemodialysis service** to a total of 109 hospitals. Providing our patients dialysis on site without interrupting therapy or requiring travel improves patient satisfaction and lowers our cost of treatment.

Quality

We operate 144 hospitals that hold one or more of the following **Joint Commission Disease-Specific Care Certifications** in rehabilitation: stroke, hip fracture, cardiac, pulmonary, brain injury, amputee, Parkinson's disease and spinal cord injury.

Clinical innovation

In 2021, we initiated our fall prevention model which combines predictive modeling with our core clinical practice protocols. **Since then we have seen our fall rates per 1,000 patient days improve 30%.**







We continued to provide high-quality care by placing our patients first.



Discharge to community

83.6%	81.1%

Higher is better



Discharge to SNF

6.5%	8.8%

Lower is better



Discharge to acute

9.1%	9.3%

Lower is better

 Encompass Health ▪ Benchmark



Forward-looking statements

The information contained here includes forward-looking statements that reflect Encompass Health's current outlook, views and plans with respect to future events, including the business outlook and growth targets. These forward-looking statements are based on assumptions the Company believes, as of the date hereof, are reasonable. Inevitably, there will be differences between such estimates and actual events or results, and those differences may be material. There can be no assurance any estimates, projections or forward-looking statements will be realized.

All such estimates, projections and forward-looking statements speak only as of the date hereof. Encompass Health undertakes no duty to publicly update or revise the information contained herein.

You are cautioned not to place undue reliance on the estimates, projections and other forward-looking statements here as they are based on current expectations and general assumptions and are subject to various risks, uncertainties and other factors, including those set forth in the Form 10-K for the year ended December 31, 2024, many of which are beyond Encompass Health's control, that may cause actual events or results to differ materially from the views, beliefs and estimates expressed herein.



Dear fellow shareholders,

Encompass Health produced strong financial results in 2024, generating revenue growth of 11.9% and Adjusted EBITDA growth of 13.7%.[1] These results derive from our highly skilled and dedicated workforce and our investments in clinical initiatives and capacity expansion over many years. We continue to believe our efforts have established important and sustainable competitive advantages.

Our value proposition continues to resonate with referral sources, payors and patients. In 2024, we cared for nearly 250,000 patients, resulting in total discharge growth of 8.3%.

We generate significant levels of adjusted free cash flow. In 2024, our adjusted free cash flow of approximately $690 million[1] was sufficient to fund our capacity investments, redemption of $250 million of our senior notes, cash dividends on our common stock of $62.8 million and repurchase of $31.1 million of our common stock. Our year-end net leverage declined to 2.2x from 2.7x at the end of 2023.[1]

Our focus on employee recruitment and retention yielded significant benefits. Compared to 2023, we reduced nursing turnover by 270 basis points and therapist turnover by 10 basis points, to levels that are at or below pre-pandemic levels. Our success in recruiting and retaining clinical staff facilitated a further decrease in premium labor expense (comprised of contract labor expense and sign-on and shift bonuses).

We remain focused on providing best-in-class inpatient rehabilitative care and continue to invest in facility-based technology through initiatives such as on-site dialysis services. Providing on-site dialysis allows our patients on dialysis to experience minimal disruption in their daily therapy schedule and reduces the risk of discharge to an acute care hospital. Our on-site dialysis program is now available in 109 of our hospitals, and we will continue to roll out additional locations throughout 2025.

We continue to further our clinical innovations, including the use of predictive models that combine with our core clinical practice protocols to consistently produce high-quality patient outcomes. As an example, our fall prediction model has resulted in a 30% reduction in fall rates per 1,000 patient days since its implementation in 2021.

Our investment in new hospitals and bed additions exceeded $450 million in 2024. We opened seven new hospitals, inclusive of a satellite hospital, with a total of 320 beds. We also added 107 beds to existing hospitals, for a total of 427 beds of new patient capacity. In 2025, we expect to open eight new hospitals, inclusive of a satellite hospital, and add approximately 100 beds to existing hospitals.

There remains a significant unmet need for inpatient rehabilitation services in the U.S. The Medicare beneficiary population has been the fastest growing segment of the population for more than a decade. It is estimated that by 2030, one in five Americans, more than 70 million people, will be aged 65 or older. This population has been growing consistently at a compound annual growth rate of approximately 3%, and the population in our average Medicare patient age range of 75 to 79 has been growing at approximately 5%. Yet, the supply of licensed inpatient rehabilitation beds in the U.S. has increased only nominally. As a result, the demand for treatment of complex medical conditions requiring intensive inpatient rehabilitative care, such as stroke, is significantly underserved.

Encompass Health is one of very few providers with the means to alter this equation. We treat more inpatient rehabilitation facility-appropriate patients than any other provider. This allows us to develop and refine best-in-class clinical protocols, which are then introduced across our hospitals as best practices. Our state-of-the-art information systems enhance the identification, development and implementation of these clinical protocols, including our inpatient rehabilitation-specific electronic medical record. During 2024, our discharge-to-community rate was 83.6%—up nearly 200 basis points from 2022. We are helping these patients recover and sending them home without subsequent 30-day acute care hospital readmissions. Acute care hospitals know they can reliably send complex patients to us when the time is right, thereby reducing the number of unnecessary patient days in that relatively expensive acute setting. Our attractiveness as a partner to acute care hospitals is further evidenced by the fact that 65 of our 166 hospitals are operated as joint ventures.

Finally, as evidenced by our recent and expected future hospital growth, we have the financial, administrative and operational resources to add much-needed capacity to the inpatient rehabilitation industry. Importantly, our scale and clinical capabilities have helped position us as a low-cost provider of high-quality inpatient rehabilitation care—the right place to be in the value chain.

We remain highly optimistic about the prospects of our business.

Thank you for your continued support of our Company.

Sincerely,

Greg Carmichael
Chairman – Board of Directors

Mark Tarr
President and Chief Executive Officer

---

[1] Adjusted EBITDA and Adjusted free cash flow are non-GAAP financial measures, and the net leverage ratio referenced is defined as the ratio of consolidated total debt, net of cash on hand, to Adjusted EBITDA for the trailing four quarters. The corresponding GAAP financial measures, including reconciliations to those financial measures, can be found in Appendix A to the Proxy Statement herein and below.

(Millions)	2024	2023
Net cash provided by operating activities	$ 1,002.8	$ 850.8
Impact of discontinued operations	3.1	16.0
Net cash provided by operating activities of continued operations	1,005.9	866.8
Capital expenditures for maintenance	(184.6)	(216.9)
Distributions paid to noncontrolling interests of consolidated affiliates	(125.0)	(114.7)
Items not indicative of ongoing operating performance:		
Transaction costs and related liabilities	(6.0)	(9.5)
Adjusted free cash flow	$ 690.3	$ 525.7



April 1, 2025

Dear fellow stockholder:

      I am pleased to invite you to attend our 2025 Annual Meeting of Stockholders of Encompass Health Corporation, to be held on Thursday, May 1, 2025, at 11:00 a.m., central time. We will conduct this year's annual meeting by live webcast only. If you owned Encompass Health common stock on March 7, 2025, you will be able to attend by visiting www.virtualshareholdermeeting.com/EHC2025. The meeting website will be accessible beginning 15 minutes prior to the meeting. To participate in the meeting or vote at the meeting, you must enter the 16-digit control number included on your Notice of Internet Availability of Proxy Materials or on your proxy card if you receive the proxy materials by electronic or physical mail.

      We will consider the items of business described in the Proxy Statement accompanying this letter and respond to any questions you may have. The Proxy Statement contains important information about the matters to be voted on and the process for voting, along with information about Encompass Health, its management and its directors.

      Every stockholder's vote is important to us. Even if you plan to attend the annual meeting by logging into the virtual annual meeting website, *please promptly vote* by submitting your proxy by phone, by internet or by mail. The "Commonly Asked Questions" section of the Proxy Statement and the enclosed proxy card contain detailed instructions for submitting your proxy.

      On behalf of the directors, management and employees of Encompass Health, thank you for your continued support of and ownership in our company.

Sincerely,

Greg D. Carmichael
Chairman of the Board of Directors

ENCOMPASS HEALTH CORPORATION

Notice of Annual Meeting of Stockholders

TIME	11:00 a.m., central time, on Thursday, May 1, 2025
PLACE	This year's annual meeting will be conducted by live webcast. You may attend and participate in the meeting by visiting www.virtualshareholdermeeting.com/EHC2025 and entering the 16-digit control number included on your proxy card or Notice of Internet Availability of Proxy Materials. If you hold your shares through an intermediary, such as a bank or broker, and do not have a control number, please contact the bank or broker.
ITEMS OF BUSINESS	• To elect 10 directors to the board of directors to serve until our 2026 annual meeting of stockholders. ➢ **The board of directors recommends a vote FOR each nominee.** • To ratify the appointment by Encompass Health's Audit Committee of PricewaterhouseCoopers LLP as Encompass Health's independent registered public accounting firm. ➢ **The board of directors recommends a vote FOR ratification.** • To approve, on an advisory basis, the compensation of the named executive officers as disclosed in Encompass Health's Definitive Proxy Statement for the 2025 annual meeting. ➢ **The board of directors recommends a vote FOR the approval of the compensation of our named executive officers.** • To approve the 2025 Omnibus Performance Incentive Plan. ➢ **The board of directors recommends a vote FOR the approval of the 2025 Omnibus Performance Incentive Plan.** • To transact such other business as may properly come before the annual meeting and any adjournment or postponement.
RECORD DATE	You can vote if you are a holder of record of Encompass Health common stock on March 7, 2025.
PROXY VOTING	Your vote is important. Please vote in one of these ways: • Via internet: Prior to meeting date, go to http://www.proxyvote.com and follow the instructions. You will need to enter the control number printed on your proxy card; • By telephone: Call toll-free 1-800-690-6903 and follow the instructions. You will need to enter the control number printed on your proxy card; • In writing: Complete, sign, date and promptly return your proxy card in the enclosed envelope; or • At the annual meeting: Go to www.virtualshareholdermeeting.com/EHC2025 at the time of the meeting, enter the control number printed on your proxy card, and follow the instructions.

**Important Notice Regarding the Availability of Proxy Materials
for the Annual Meeting of Stockholders to be Held on May 1, 2025**

Encompass Health's Proxy Statement on Schedule 14A, form of proxy card, and 2024 Annual Report (including the 2024 Annual Report on Form 10-K) are available at http://www.proxyvote.com after entering the control number printed on your proxy card.

Patrick Darby

Birmingham, Alabama
April 1, 2025

Patrick Darby
Secretary

ENCOMPASS HEALTH CORPORATION
PROXY STATEMENT

TABLE OF CONTENTS

NOTE TO READERS

As used in this report, the terms "Encompass Health," "we," "us," "our," and the "Company" refer to Encompass Health Corporation and its consolidated subsidiaries, unless otherwise stated or indicated by context. We use the term "Encompass Health Corporation" to refer to Encompass Health Corporation alone wherever a distinction between Encompass Health Corporation and its subsidiaries is required or aids in the understanding of this filing.

This proxy statement and the accompanying form of proxy are first being sent to our stockholders on April 1, 2025.

ENCOMPASS HEALTH CORPORATION
PROXY STATEMENT

PROXY SUMMARY

This summary highlights selected information about the items to be voted on at our annual meeting and information contained elsewhere in this proxy statement. This summary does not contain all of the information that you should consider in deciding how to vote, so you should read the entire proxy statement carefully before voting.

Proposals That Require Your Vote

Proposals	Board Recommendation	Votes Required for Approval	More Information
1. Election of 10 directors to serve until our 2026 annual meeting	**FOR each nominee**	Votes for the director exceed the votes against the director	Page 9
2. Ratification of the appointment of our independent registered public accounting firm	**FOR**	Votes for the proposal exceed the votes against the proposal	Page 16
3. Approval, on an advisory basis, of our executive compensation	**FOR**	Votes for the proposal exceed the votes against the proposal	Page 18
4. Approval of the 2025 Omnibus Performance Incentive Plan	**FOR**	Votes for the proposal exceed the votes against the proposal plus abstentions	Page 19

Say-on-Pay Highlights

We have received a say-on-pay approval vote of greater than 93% every year. We believe our stockholders have overwhelmingly endorsed our pay-for-performance track record, strong corporate governance, and compensation risk mitigation practices, including the following best practices related to executive compensation:

✓ **Annual and long-term incentive plans have maximum award opportunities**

✓ **Annual and long-term incentive plans are designed with multiple measures of performance**

✓ **Annual incentive plan includes financial and sustainability metrics (human capital and quality of care)**

✓ **Long-term incentive plan has 3-year performance period and relative total shareholder return component**

✓ **Compensation "claw-back" policy applies to all officers, covers misconduct in some cases where a financial restatement has not occurred, and otherwise complies with NYSE claw-back requirements**

✓ **Equity ownership guidelines for executives require retention of 50% of net shares at the time of exercise/ vesting until the ownership multiple is met. Non-employee directors must hold awards until departure**

✓ **Insider trading policy expressly prohibits hedging or pledging of our stock by executives and directors**

✓ **Change-of-control compensation arrangements include "double triggers" and do not gross-up for taxes**

Our pay-for-performance and other compensation best practices are discussed further beginning on page 42.

Governance Highlights

✓ **Independent, non-executive chairman of the board**

✓ **9 of 10 of our directors are independent**

✓ **All standing board committees are fully independent**

✓ **Heightened board independence requirement (75% of directors must be independent)**

✓ **Independent sessions are scheduled at every regular meeting of our board and its committees (no members of management are present at these independent sessions)**

✓ **Average tenure of director nominees is 6.4 years (see page 9 for individual tenures)**

✓ **All directors attended at least 75% of the meetings of the board and the respective committees in 2024**

✓ **Robust stock ownership requirements for directors and officers**

✓ **Majority voting in uncontested director elections, combined with contingent resignations of directors**

✓ **Declassified board with annual elections**

✓ **None of our directors serve on more than 2 outside public company boards**

✓ **No poison pill in place**

✓ **Annual board and committee performance evaluations and periodic involvement of outside advisors in such evaluations**

✓ **Active stockholder engagement program**

✓ **Regular reviews of succession plans for CEO and other senior executives**

✓ **Stockholders may amend our bylaws by simple majority vote**

✓ **Proxy reimbursement bylaw for stockholder proxy solicitation expenses (see pages 34-35)**

✓ **Stockholder-adopted exclusive forum bylaw for internal corporate claims**

✓ **Stockholders may act by written consent**

✓ **Stockholders representing 20% of outstanding shares may call a special meeting**

✓ **Term limit for directors of 15 years, subject to exceptions at the board's discretion**

✓ **Mandatory retirement age for directors of 75, subject to exceptions at the board's discretion**

✓ **Limitations on directorships for executive officers**

✓ **Enterprise risk management, including cybersecurity, oversight by full board and designated committees on regular schedule (see pages 27-28)**

✓ **ESG/Sustainability oversight by full board and designated committees on regular schedule (see pages 27-28)**

✓ **Sustainability targets in the executive compensation program (quality of care and employee turnover metrics)(see pages 46-47)**

✓ **Organizational focus on a strong culture and employee development and engagement (see the discussion in our 2024 Annual Report on Form 10-K)**

COMMONLY ASKED QUESTIONS

Why did I receive these proxy materials?

We are furnishing this proxy statement in connection with the solicitation by our board of directors of proxies to be voted at our 2025 annual meeting of stockholders and at any adjournment or postponement. As a reminder, our annual meeting will be entirely by means of live internet webcast, frequently referred to as a "virtual annual meeting." At our annual meeting, stockholders will act upon the following proposals:

(1) to elect 10 directors to the board of directors to serve until our 2026 annual meeting of stockholders;

(2) to ratify the appointment by the Audit Committee of our board of directors of PricewaterhouseCoopers LLP as our independent registered public accounting firm;

(3) to approve, on an advisory basis, the compensation of the named executive officers, as disclosed in this proxy statement for the 2025 annual meeting;

(4) to approve the 2025 Omnibus Performance Incentive Plan; and

(5) to transact such other business as may properly come before the 2025 annual meeting of stockholders and any adjournment or postponement.

These proxy solicitation materials are being sent to our stockholders on or about April 1, 2025 and summarize the purposes of the meeting and the information you need to know to vote at the annual meeting.

How can I participate in the virtual annual meeting?

Participation in the 2025 annual meeting of stockholders is limited to stockholders. You will be able to attend and participate in the virtual annual meeting by visiting www.virtualshareholdermeeting.com/EHC2025 and entering the 16-digit control number included on your proxy card or Notice of Internet Availability of Proxy Materials. If you hold your shares through an intermediary or nominee, such as a bank or stockbroker, and do not have a control number, please contact the bank, broker or nominee for instructions. Please log in to the website by 10:45 a.m., central time, on the day of the meeting.

You may vote and submit questions during the annual meeting by following the instructions available on the meeting website. All questions that comply with the rules for the meeting posted on the meeting website will be answered. If the time allotted for the meeting is not sufficient to allow for answering all the questions submitted, we will post the question and our response on our website at https://investor.encompasshealth.com at our earliest convenience. Out of fairness and respect to all attendees, we will not answer questions that are:

- not pertinent to the business of the Company or to the business of the annual meeting,
- related to material non-public information of the Company,
- related to personal grievances or individual personnel matters or not otherwise a matter of interest to stockholders generally,
- derogatory references to individuals or that are otherwise offensive or in bad taste,
- repetitious questions or statements already submitted or made by another stockholder,
- related to pending or threatened litigation, or
- otherwise not in compliance with the rules for the meeting posted on the meeting website.

Who is entitled to vote at the meeting?

The board of directors has determined that those stockholders who are recorded in the books of our transfer agent as owning shares of our common stock as of the close of business on March 7, 2025, are entitled to receive notice of and to vote at the annual meeting of stockholders. As of February 13, 2025, there were 100,709,106 shares of our common stock issued and outstanding. Your shares may be (1) held directly in your name as the stockholder of record or (2) held for you as the beneficial owner through a stockbroker, bank or other nominee, or both. Our common stock is our only class of outstanding voting securities. Each share of common stock owned as of the close of business on March 7, 2025 is entitled to one vote on each matter properly brought before the annual meeting.

A complete list of stockholders entitled to vote at the meeting will be available for examination by our stockholders for any purpose germane to the meeting, during ordinary business hours at 9001 Liberty Parkway, Birmingham, Alabama 35242, for ten days prior to the meeting.

What is the difference between holding shares as a stockholder of record and as a beneficial owner?

Most of our stockholders hold their shares through a stockbroker, bank or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Stockholder of Record. If your shares are registered directly in your name with our transfer agent, Computershare Trust Company, N.A., you are considered, with respect to those shares, the stockholder of record, and these proxy materials are being sent directly to you by us. As the stockholder of record, you have the right to grant your voting proxy directly to us or to vote during the meeting on the virtual annual meeting website. If you requested a paper copy of the proxy materials, we have enclosed a proxy card for you to use.

Beneficial Owner. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in street name, and these proxy materials are being forwarded to you by your broker, bank, or nominee which is considered, with respect to those shares, the stockholder of record. As the beneficial owner, you have the right to direct your broker on how to vote and are also invited to attend the meeting. However, because you are not the stockholder of record, you may not vote these shares during the meeting on the website unless you have a control number from the voting instruction card you received. Your broker, bank, or nominee has enclosed or provided a voting instruction card for you to use in directing the broker or nominee how to vote your shares. If you do not provide the stockholder of record with voting instructions, your shares will constitute broker non-votes. The effect of broker non-votes is more specifically described in "What vote is required to approve each item?" below.

How can I vote my shares at the virtual annual meeting?

Shares held directly in your name as the stockholder of record may be voted during the virtual annual meeting, and you will need the control number included on your proxy card or Notice of Internet Availability of Proxy Materials. Submitting your proxy by telephone, by internet or by mail will in no way limit your right to vote during the virtual annual meeting.

Shares held beneficially in street name may be voted by you only if you obtain a signed proxy from the record holder giving you the right to vote the shares. Owners of shares held in street name that expect to attend and vote during the virtual annual meeting should contact their broker, bank or nominee as soon as possible to obtain the necessary proxy.

Even if you currently plan to attend the virtual annual meeting, we recommend that you also submit your proxy as described below so your vote will be counted if you later decide not to attend the meeting.

How can I vote my shares without attending the meeting?

Whether you hold shares directly as the stockholder of record or beneficially in street name, you may direct your vote without attending the meeting. You may vote by granting a proxy or, for shares held in street name, by submitting voting instructions to your broker, bank, or nominee.

Please refer to the summary instructions below and those included on your proxy card or, for shares held in street name, the voting instruction form provided by your broker, bank, or nominee. The internet and telephone voting procedures established for our stockholders of record are designed to authenticate your identity, to allow you to give your voting instructions, and to confirm those instructions have been properly recorded. Internet and telephone voting for stockholders of record will be available 24 hours a day, and will close at 11:59 p.m. eastern time on April 30, 2025. The availability of internet and telephone voting for beneficial owners will depend on the voting processes of your broker, bank or other holder of record. Therefore, we recommend that you follow the voting instructions you receive.

- BY INTERNET – If you have internet access, you may submit your proxy from any location in the world by following the "internet" instructions on the proxy card. Please have one of those documents in hand when accessing the website as you will need the control number found there.

- BY TELEPHONE – If you live in the United States, Puerto Rico, or Canada, you may submit your proxy by following the "telephone" instructions on your proxy card. Please have one of those documents in hand when you call as you will need the control number found there.

- BY MAIL – If you requested a paper copy of the proxy materials, you may vote by mail by marking, signing, and dating your proxy card or, for shares held in street name, the voting instruction card included by your broker, bank, or nominee and mailing it in the accompanying enclosed, pre-addressed envelope. If you provide specific voting instructions, your shares will be voted as you instruct. If you do not have the pre-addressed envelope available, please mail your completed proxy card to: Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. Mailed proxy cards must be received no later than April 30, 2025 in order to be counted.

If you cast your vote in any of the ways set forth above, your shares will be voted in accordance with your voting instructions unless you validly revoke your proxy. We do not currently anticipate that any other matters will be presented for action at the annual meeting. If any other matters are properly presented for action, the persons named as your proxies will vote your shares on these other matters in their discretion, under the discretionary authority you have granted to them in your proxy.

Can I access the proxy statement and annual report on the internet?

Yes. This proxy statement, the form of proxy card and our Annual Report on Form 10-K for the year ended December 31, 2024 (the "2024 Form 10-K") are available at http://www.proxyvote.com after entering the control number printed on your proxy card. If you received a paper copy of the proxy materials, you have made a previous election to that effect. If you are a stockholder of record and would like to access future proxy materials electronically instead of receiving paper copies in the mail, there are several ways to do this. You can mark the appropriate box on your proxy card or follow the instructions if you vote by telephone or the internet. If you have internet access, we hope you make this choice. Receiving future annual reports and proxy statements via the internet will be simpler for you, will save the Company money and is friendlier to the environment.

A copy of our 2024 Form 10-K and the proxy materials are also available without charge from the "Investors" section of our website at https://investor.encompasshealth.com. **The 2024 Form 10-K and the proxy materials are also available in print to stockholders without charge and upon request, addressed to Encompass Health Corporation, 9001 Liberty Parkway, Birmingham, Alabama 35242, Attention: Corporate Secretary.**

Are you planning on making the proxy materials only available by internet this year, unless paper copies are requested?

No. Although many public companies mail a notice to their shareholders so they can provide proxy materials through the internet, we have elected to use the "full set delivery" option and are providing paper copies of proxy materials to all of our shareholders, unless otherwise previously requested by the shareholder. Our proxy materials and 2024 Form 10-K comprising our Annual Report are also available via the internet. See "Can I access the proxy statement and report on the internet?" directly above. We may decide not to use the "full set delivery" option in the future; however, you will still have the right to request a free set of proxy materials by mail. Alternatively, you may elect at http://www.proxyvote.com to receive our proxy materials by electronic mail in the future.

Can I change my vote after I submit my proxy?

Yes. Even after you have submitted your proxy, you may change your vote by:

- filing with our corporate secretary at 9001 Liberty Parkway, Birmingham, Alabama 35242, a signed, original written notice of revocation dated later than the proxy you submitted, provided such notice is received by on or before April 30, 2025;

- submitting a duly executed proxy bearing a later date that is received on or before April 30, 2025;

- voting by telephone or internet on a later date; or

- attending the virtual annual meeting and voting during the meeting on the meeting website.

In order to revoke your proxy without voting again, you must send an original notice of revocation of your proxy to the address in the first bullet above sent by U.S. mail or overnight courier prior to the voting deadline. If you grant a proxy, you are not prevented from attending the virtual annual meeting and voting. However, your attendance at the virtual annual meeting will not by itself revoke a proxy you have previously granted; you must vote during the virtual annual meeting to revoke your proxy.

If your shares are held by a broker, bank or other nominee, you may revoke your proxy by following the instructions provided by your broker, bank, or nominee. All valid proxies not revoked will be voted at the annual meeting.

What is "householding" and how does it affect me?

We are delivering the proxy materials addressed to all stockholders who share a single address unless they have notified us they wish to "opt out" of the program known as "householding." Under the householding procedure, stockholders of record who have the same address and last name receive only one copy of the proxy materials. Householding is intended to reduce our printing and postage costs and material waste. WE WILL DELIVER A SEPARATE COPY OF THE ANNUAL REPORT OR PROXY STATEMENT PROMPTLY UPON WRITTEN OR ORAL REQUEST. You may request a separate copy by contacting our corporate secretary at 9001 Liberty Parkway, Birmingham, Alabama 35242, or by calling 1-205-967-7116.

If you are a stockholder of record and you choose not to have these disclosure documents sent to a single household address as described above, you must "opt-out" by writing to: Broadridge Financial Solutions, Inc., Householding Department, 51 Mercedes Way, Edgewood, New York 11717, or by calling 1-866-540-7095, and we will cease householding disclosure documents within 30 days. If we do not receive instructions to remove your account(s) from this service, your account(s) will continue to be householded. Conversely, if you are receiving multiple copies of these disclosure documents and wish to receive only one copy, you should contact your bank or broker for information regarding householding of disclosure documents and to request a change in delivery status

What constitutes a quorum to transact business at the meeting?

Before any business may be transacted at the annual meeting, a quorum must be present. The presence at the annual meeting, by participation in the virtual meeting or by proxy, of the holders of a majority of the shares of all of our capital stock outstanding and entitled to vote on the record date will constitute a quorum. At the close of business on February 13, 2025, 100,709,106 shares of our common stock were issued and outstanding. Proxies received but marked as withholds, abstentions, and broker non-votes will be included in the calculation of the number of shares considered to be present at the annual meeting for purposes of a quorum.

If a quorum is not present or if we decide that more time is necessary for the solicitation of proxies, we may adjourn the annual meeting. We may do this with or without a stockholder vote. If the stockholders vote to adjourn the annual meeting in accordance with our Bylaws, the named proxies will vote all shares of common stock for which they have voting authority in favor of adjournment.

What is the recommendation of the board of directors?

Our board of directors unanimously recommends a vote:

1. **"FOR" the election of each of our 10 nominees to the board of directors;**
2. **"FOR" the ratification of the appointment of PricewaterhouseCoopers LLP as Encompass Health's independent registered public accounting firm;**
3. **"FOR" the approval of the compensation of our named executive officers, as disclosed in this proxy statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission; and**
4. **"FOR" the approval of the 2025 Omnibus Performance Incentive Plan.**

With respect to any other matter that properly comes before the annual meeting, the proxy holders will vote in accordance with their judgment on such matter.

What vote is required to approve each item?

The vote requirements for Proposals 1, 2, and 4 are as follows:

- Each nominee for director named in Proposal 1 will be elected if the votes for the nominee exceed the number of votes against with respect to such nominee. Votes cast with respect to a nominee will exclude abstentions and broker non-votes.

- Proposal 2, the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm, will be approved if the votes cast for the proposal exceed those cast against the proposal. Broker non-votes will not be counted as votes cast for or against.
- Proposal 4, adoption of the 2025 Omnibus Performance Incentive Plan, will be approved if the votes cast for the proposal exceed those cast against the proposal plus abstentions. Votes cast with respect to the proposal will exclude broker non-votes.

Please note that "say-on-pay," Proposal 3, is only advisory in nature and has no binding effect on the Company or our board of directors. For Proposal 3, our board of directors will consider the proposal approved if the votes cast in favor of the proposal exceed the votes cast against it.

A "broker non-vote" occurs when a bank, broker or other holder of record holding shares for a beneficial owner does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. If you are a beneficial owner, your bank, broker or other holder of record is permitted to vote your shares on the ratification of the independent registered public accounting firm even if the record holder does not receive voting instructions from you. Absent instructions from you, the record holder may not vote on any "nondiscretionary" matter including a director election, an equity compensation plan, a matter relating to executive compensation, certain corporate governance changes, or any stockholder proposal. In that case, without your voting instructions, a broker non-vote will occur. An "abstention" will occur at the annual meeting if your shares are deemed to be present at the annual meeting because you attend the annual meeting but you do not vote on any proposal or other matter which is required to be voted on at the annual meeting. You should consult your broker if you have questions about this.

What does it mean if I receive more than one proxy or voting instruction card?

It means your shares of common stock are registered differently or are in more than one account. Please return each proxy and voting instruction card you receive. Please submit your vote for each control number you have been assigned.

Where can I find the voting results of the meeting?

We will announce preliminary voting results at the meeting. We will publish the voting results in a Current Report on Form 8-K to be filed with the SEC no later than four business days following the end of the annual meeting. If preliminary results are reported initially, we will update the filing when final, certified results are available.

Who will count the votes?

A representative of Broadridge Financial Solutions, Inc., acting as the inspector of election, will tabulate and certify the votes.

Who will pay for the cost of this proxy solicitation?

We are making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing, and distributing these proxy materials. If you choose to access the proxy materials or vote over the internet, however, you are responsible for internet access charges you may incur. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone, or by electronic communication by our directors, officers and employees, who will not receive any additional compensation for such solicitation activities. We will request banks, brokers, nominees, custodians, and other fiduciaries who hold shares of our stock in street name, to forward these proxy solicitation materials to the beneficial owners of those shares and we will reimburse the reasonable out-of-pocket expenses they incur in doing so.

Who should I contact if I have questions?

If you hold our common stock through a brokerage account and you have any questions or need assistance in voting your shares, you should contact the broker or bank where you hold the account. If you are a registered holder of our common stock and you have any questions or need assistance in voting your shares, please call our Investor Relations department at 1-205-969-4600. As an additional resource, the SEC website has a variety of information about the proxy voting process at www.sec.gov/spotlight/proxymatters.

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROXY STATEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THE DELIVERY OF THIS PROXY STATEMENT WILL, UNDER NO CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE OF THIS PROXY STATEMENT.

ITEMS OF BUSINESS REQUIRING YOUR VOTE

Proposal 1 – Election of Directors

Director Nominees

The board of directors of Encompass Health consists of 10 members. Based on the recommendation of the Nominating/Corporate Governance Committee, our board proposes that each of the nominees listed below be elected as directors at this annual meeting and serve until our 2026 annual meeting of stockholders. Mr. Carmichael is the independent chairman of the board.

Each director nominee named in this Proposal 1 will be elected if the votes for that nominee exceed the number of votes cast against that nominee. Votes cast with respect to a nominee will exclude abstentions and broker non-votes. If a nominee becomes unable or unwilling to accept the nomination or election, the persons designated as proxies will be entitled to vote for any other person designated as a substitute nominee by our board of directors. We have no reason to believe that any of the following nominees will be unable to serve. Below we have provided information relating to each of the director nominees proposed for election by our board, including a brief description of why he or she was nominated.

Name of Nominee	Age	Current Roles	Date Became Director
Greg D. Carmichael*	63	Chairman of the board; member of Compensation and Human Capital Committee and Nominating/Corporate Governance Committee	1/1/2020
Edward M. Christie III*	54	Member of Audit Committee	11/27/2023
Joan E. Herman*	71	Member of Compensation and Human Capital Committee and Compliance and Quality of Care Committee	1/25/2013
Leslye G. Katz*	70	Member of Audit Committee and Nominating/Corporate Governance Committee (Chair)	1/25/2013
Patricia A. Maryland*	71	Member of Compensation and Human Capital Committee (Chair) and Compliance and Quality of Care Committee	1/1/2020
Kevin J. O'Connor*	57	Member of Compliance and Quality of Care Committee and Nominating/Corporate Governance Committee	3/30/2022
Christopher R. Reidy*	68	Member of Audit Committee (Chair) and Nominating/Corporate Governance Committee	10/1/2021
Nancy M. Schlichting*	70	Member of Compensation and Human Capital Committee and Compliance and Quality of Care Committee (Chair)	12/11/2017
Mark J. Tarr	63	President and Chief Executive Officer	12/29/2016
Terrance Williams*	56	Member of Audit Committee	1/1/2020

* Denotes independent director.

There are no arrangements or understandings known to us between any of the nominees listed above and any other person pursuant to which that person was or is to be selected as a director or nominee, other than any arrangements or understandings with persons acting solely as directors or officers of Encompass Health.

All of the director nominees have public company, senior leadership and strategic planning experience and financial literacy. The following matrix is intended to summarize the other primary experiences, skills, and qualifications of the nominees. Each nominee's individual experiences and qualifications are described in more detail in the biographies below.

	Mr. Carmichael	Mr. Christie	Ms. Herman	Ms. Katz	Ms. Maryland	Mr. O'Connor	Mr. Reidy	Ms. Schlichting	Mr. Tarr	Mr. Williams
Marketing / Brand Development									x	x
Healthcare / Medical			x	x	x	x	x	x	x	
Governance	x		x	x		x	x	x		
Financial / Accounting		x	x	x			x	x		x
Legal / Compliance / Risk Management			x			x	x	x		x
Public Policy / Regulatory / Government Relations	x	x	x		x	x	x	x	x	x
Technology / Cybersecurity	x		x				x			
Human Capital Management	x	x			x		x	x	x	x
Stakeholder Relations	x	x		x			x		x	



Greg D. Carmichael

Mr. Carmichael has served as executive chair of the board of directors of City National Bank, a subsidiary of Royal Bank of Canada, since October 2023. Mr. Carmichael retired as the executive chairman of Fifth Third Bancorp in April 2023. In July 2022, he retired as president and chief executive officer of Fifth Third. He originally joined Fifth Third in 2003 and served in various other executive roles, including chief operating officer and chief information officer. From 2000 to 2003, Mr. Carmichael was vice president and chief information officer for Emerson Electric, a worldwide provider of technology and energy solutions. From 1996 to 2000, he served in the same roles for a subsidiary of Emerson, and from 1986 to 1996, he served in several information technology and leadership roles at General Electric. On March 12, 2023, the Federal Deposit Insurance Corporation (the "FDIC") appointed Mr. Carmichael as chief executive officer of Signature Bridge Bank, N.A., the successor to Signature Bank, which went into FDIC receivership that same date.

Mr. Carmichael has extensive experience in matters of information technology, finance, corporate strategy and senior leadership relevant to large public companies. His extensive experience with IT matters includes cybersecurity oversight as a result of his leadership roles in multiple IT departments.



Edward M. Christie III

Mr. Christie has served as president and chief executive officer of Spirit Airlines, Inc. since January 2019. In his tenure with Spirit, which began in April 2012, Mr. Christie has held a number of leadership roles and responsibilities, including as Chief Financial Officer. On November 18, 2024, Spirit filed a voluntary petition under Chapter 11 of the federal bankruptcy code in the Southern District of New York. Prior to joining Spirit, he served as Vice President and Chief Financial Officer of Pinnacle Airlines Corp. from July 2011 to March 2012. Prior to that, Mr. Christie was a partner in the management consulting firm of Vista Strategic Group LLC from May 2010 to July 2011. From 2002 to 2010, Mr. Christie served in various positions, including Chief Financial Officer, at Frontier Airlines. Mr. Christie has served on the board of directors of Spirit since January 2018.

Mr. Christie has significant experience in finance, strategic and public company leadership, operations, and governmental relations and regulation. He qualifies as an "audit committee financial expert" within the meaning of SEC regulations.



Joan E. Herman

Ms. Herman has served as the president and chief executive officer of Herman & Associates, LLC, a healthcare and management consulting firm, since 2008. Herman & Associates provides services to healthcare providers, pharmacy benefit managers, managed care organizations, and private equity firms. From 1998 to 2008, she served in a number of senior management positions, including president and chief executive officer for two corporate divisions, at Elevance, Inc. (f/k/a Anthem, Inc. and WellPoint, Inc.), a leading managed healthcare company that offers network-based managed care plans. Prior to joining Elevance, she served in a number of senior positions at Phoenix Life Insurance Company for 16 years, lastly as senior vice president of strategic development. She currently serves as a director and a member of the audit, compensation, and compliance committees of Ionis Pharmaceuticals, Inc., an RNA-targeted drug discovery and development firm. She also serves on the boards of two Fifth Avenue Private Equity funds.

Ms. Herman has extensive experience leading large complex businesses, including in the healthcare and insurance industries. With Elevance, she gained experience dealing with government reimbursement issues as well as state and federal healthcare and insurance regulators. Additionally, she has completed the National Association of Corporate Directors' Cyber-Risk Oversight Program, which is designed to enhance cybersecurity literacy and strengthen cyber-risk oversight practices, and holds a CERT Certificate in Cybersecurity Oversight. Her senior involvement and board service with various community and charity organizations evidences her leadership skills and character.



Leslye G. Katz

From January 2007 to December 2010, Ms. Katz served as senior vice president and chief financial officer of IMS Health, Inc., a provider of information, services, and technology for clients in the pharmaceutical and healthcare industries. Prior to that, she served as vice president and controller for five years. From July 1998 to July 2001, Ms. Katz served as senior vice president and chief financial officer of American Lawyer Media, Inc., a privately held legal media and publishing company. Prior to joining American Lawyer Media, Ms. Katz held a number of financial management positions with The Dun & Bradstreet Corporation, followed by two years as vice president and treasurer of Cognizant Corporation, a spin off from D&B. She currently serves as vice-chair of the board of directors of My Sisters' Place, a not-for-profit provider of shelter, advocacy, and support services to victims of domestic violence.

Ms. Katz has extensive experience in financial management at companies serving the healthcare and pharmaceutical industries, as well as expertise in mergers and acquisitions, treasury, financial planning and analysis, SEC reporting, investor relations, real estate, and procurement. She has further demonstrated her leadership and character in her board service with community charities. She qualifies as an "audit committee financial expert" within the meaning of SEC regulations.



Patricia A. Maryland

Ms. Maryland has 40 years of healthcare administration experience. In 2019, she retired as an executive vice president for Ascension and president and chief executive officer at Ascension Healthcare, a leading non-profit health system operating more than 2,600 sites of care including 150 hospitals and more than 50 senior living facilities in 20 states and the District of Columbia. Prior to that, Ms. Maryland held other executive and management positions in the Ascension organization for 13 years, including president and chief executive of the St. John Providence Health System and president of the Indianapolis Hospital, St. Vincent's Health System. Prior to joining Ascension, Ms. Maryland worked in administrative roles with Detroit Medical Center, North Oakland Medical Centers, Cleveland Clinic Foundation and Mercy Hospital. Ms. Maryland also serves as a director on the board of Surgery Partners, Inc., an operator of surgical facilities and provider of ancillary services, and Privia Health Group, Inc., a national physician platform for the healthcare delivery experience.

Ms. Maryland has extensive senior management and strategy planning experience with large healthcare provider organizations as described above and as a result brings a wealth of knowledge and understanding of the healthcare industry. She has demonstrated leadership and character through involvement, including board roles, over many years in numerous community and healthcare related non-profit organizations.



Kevin J. O'Connor

Mr. O'Connor is the Senior Vice President, General Counsel and Corporate Secretary of Lockheed Martin Corporation, a leading global defense technology company. From 2020 through 2024, Mr. O'Connor served as senior vice president and chief legal officer of Carrier Corporation. Prior to joining Carrier in 2020, he was Chief Legal Officer of Point72 Asset Management from 2015 through early 2020. Prior to that, he served as Vice President, Global Ethics and Compliance for United Technologies Corporation from 2012 to 2015. Prior to his corporate leadership roles, Mr. O'Connor practiced law for 20 years in both private and public practice, including serving in various roles at the United States Department of Justice, including Associate Attorney General and United States Attorney for the District of Connecticut, and at the United States Securities and Exchange Commission, Division of Enforcement. He previously served on the strategic advisory council of Vencore, Inc., a private defense contractor serving intelligence, defense, and other agencies, and currently serves on the board of trustees for the University of Connecticut.

Mr. O'Connor has extensive senior leadership, legal, compliance, and regulatory/risk management experience as described above. He also has healthcare provider experience having served as the chair of the board of directors of Trinity Health of New England, a large integrated health system.



Christopher R. Reidy

On March 31, 2022, Mr. Reidy retired as Executive Vice President, Strategic Advisor of Becton, Dickinson and Company ("BD"), one of the largest global medical technology companies in the world. Prior to that role, he served as BD's executive vice president, chief financial officer and chief administrative officer where he managed strategic transactions and oversaw many functions, including finance, information technology and security, business development, and enterprise risk management. Prior to joining BD in 2013, he served in many senior finance and accounting roles, including corporate vice president and chief financial officer for ADP Corporation; vice president, controller & chief accounting officer and division CFO roles at AT&T Corporation; and audit partner at Deloitte & Touche. He currently serves on the board of directors of Embecta Corp., one of the largest pure-play diabetes management companies in the world, where he serves as chair of the technology committee. He also sits on the board of Atlantic Health System and is a member of the executive committee and chair of the finance and investment committee.

Mr. Reidy has extensive senior management and administrative experience with a vendor for a wide range of healthcare providers as described above and as a result brings a wealth of knowledge and understanding of the healthcare industry. He also has significant experience in finance, accounting, strategic planning, risk management, and information technology and security. He qualifies as an "audit committee financial expert" within the meaning of SEC regulations. He also has extensive cybersecurity oversight experience as a result of his roles at both BD and ADP where the chief information security officers reported directly to him and he was heavily involved in the respective cybersecurity programs. At BD, the information technology department reported to him. Additionally, he has completed the National Association of Corporate Directors' Cyber-Risk Oversight Program and holds a CERT Certificate in Cybersecurity Oversight.



Nancy M. Schlichting

In December 2016, Ms. Schlichting retired as the president and chief executive officer at Henry Ford Health System, Inc., a position she held from June 2003. Prior to that, Ms. Schlichting served as HFHS's executive vice president and chief operating officer from 1998 to 2003. She also served as president and chief executive officer of HFHS's Henry Ford Hospital from 2001 to 2003. During her time at HFHS, the company garnered significant national recognition, including the Malcolm Baldrige National Quality Award and the John M. Eisenberg Patient Safety and Quality Award. Prior to joining HFHS in 1998, Ms. Schlichting served as the president of the Eastern Region of Catholic Health Initiatives, president and chief executive officer of Riverside Methodist Hospitals and executive vice president and chief operating officer of Akron City Hospital and Summa Health System.
Ms. Schlichting currently serves as a director of Walgreens Boots Alliance, Inc., where she serves on the audit committee and chairs the compensation and leadership performance committee, and Baxter International Inc., where she serves on the quality, compliance and technology committee and chairs the compensation and leadership performance committee. She recently served on the boards of Hill-Rom Holdings, Inc. and Pear Therapeutics, Inc.

Ms. Schlichting has extensive senior management and administrative experience with large healthcare provider organizations as described above and as a result brings a wealth of knowledge and understanding of the healthcare industry. She has demonstrated leadership and character through involvement, including board roles, over many years in numerous community and healthcare related non-profit organizations.



Mark J. Tarr

Mr. Tarr became our President and Chief Executive Officer on December 29, 2016. Previously, he served as executive vice president of our operations since October 1, 2007, to which the chief operating officer designation was added on February 24, 2011. Mr. Tarr joined us in 1993 and has held various management positions with us, including serving as president of our inpatient division from 2004 to 2007, as senior vice president with responsibility for all inpatient operations in Texas, Louisiana, Arkansas, Oklahoma, and Kansas from 1997 to 2004, as director of operations of our 80-bed rehabilitation hospital in Nashville, Tennessee from 1994 to 1997, and as chief executive officer/administrator of our 70-bed rehabilitation hospital in Vero Beach, Florida from 1992 to 1994. Mr. Tarr serves on the board of directors of Protective Life Corp.

Mr. Tarr, as our president and chief executive officer, directs the strategic, financial and operational management of the Company and, in this capacity, provides unique insights into its detailed operations. He also has the benefit of more than 30 years of experience in the operation and management of inpatient rehabilitation hospitals.



Terrance Williams

On June 26, 2023, Mr. Williams became President and Chief Executive Officer-elect at TruStage Financial Group, Inc., a large provider of insurance, investments, and financial technology solutions. Prior to that, he served as the executive vice president and president of protection products and services at Allstate Corporation, where he had accountability for a portfolio of businesses outside of the core insurance market with nearly $5 billion in revenues and over 3,800 employees globally. Before joining Allstate in January 2020, he served as executive vice president and chief marketing officer for Nationwide Mutual Insurance Company, as well as the president of the Nationwide's emerging businesses group, which included legacy niche and emerging businesses, innovation teams, and a venture capital fund. During 24 years with Nationwide, he advanced through leadership roles touching almost every aspect of the business, including underwriting, claims, operations, sales and various profit and loss management roles.

Mr. Williams has a deep and broad base of marketing, insurance (payor), and regulated-industry experience. He also brings extensive experience in managing every aspect of business from sales, marketing, and operations to enterprise strategy across a large geographic platform. He qualifies as an "audit committee financial expert" within the meaning of SEC regulations.

Board Recommendation

The board of directors unanimously recommends that you vote "FOR" the election of all 10 director nominees.

Proposal 2 – Ratification of Appointment of Independent Registered Public Accounting Firm

Appointment of PricewaterhouseCoopers LLP

In accordance with its charter, the Audit Committee of our board of directors selected the firm of PricewaterhouseCoopers LLP to be our independent registered public accounting firm for the 2025 audit period, and with the endorsement of the board of directors, recommends to our stockholders that they ratify that appointment. The Audit Committee will reconsider the appointment of PricewaterhouseCoopers LLP for the next audit period if such appointment is not ratified. Representatives of PricewaterhouseCoopers LLP are expected to attend the annual meeting and will have the opportunity to make a statement if they desire, and are expected to be available to respond to appropriate questions.

The Audit Committee recognizes the importance of maintaining the independence of our independent registered public accounting firm, both in fact and appearance. Consistent with its charter, the Audit Committee has evaluated PricewaterhouseCoopers LLP's qualifications, performance, and independence, including that of the lead audit partner. The Audit Committee reviews and approves, in advance, the audit scope, the types of non-audit services, if any, and the estimated fees for each category for the coming year. For each category of proposed service, PricewaterhouseCoopers LLP is required to confirm that the provision of such services does not impair their independence. Before selecting PricewaterhouseCoopers LLP, the Audit Committee carefully considered that firm's qualifications as an independent registered public accounting firm for the Company. This included a review of its performance in prior years, as well as its reputation for integrity and competence in the fields of accounting and auditing. The Audit Committee has expressed its satisfaction with PricewaterhouseCoopers LLP in all of these respects. The Audit Committee's review included inquiry concerning any litigation involving PricewaterhouseCoopers LLP and any proceedings by the SEC against the firm. The Audit Committee concluded that the ability of PricewaterhouseCoopers LLP to perform services for us is in no way adversely affected by any such investigation or litigation.

Pre-Approval of Principal Accountant Services

The Audit Committee is responsible for the appointment, oversight, and evaluation of our independent registered public accounting firm. In accordance with our Audit Committee's charter, our Audit Committee must approve, in advance of the service, all audit and permissible non-audit services provided by our independent registered public accounting firm. Our independent registered public accounting firm may not be retained to perform the non-audit services specified in Section 10A(g) of the Securities Exchange Act of 1934, as amended. The Audit Committee has concluded that provision of the non-audit services described in that section is not compatible with maintaining the independence of PricewaterhouseCoopers LLP.

The Audit Committee has established a policy regarding pre-approval of audit and permissible non-audit services provided by our independent registered public accounting firm, as well as all engagement fees and terms for our independent registered public accounting firm. Under the policy, the Audit Committee must approve the services to be rendered and fees to be charged by our independent registered public accounting firm. Typically, the Audit Committee approves services up to a specific amount of fees. The Audit Committee must then approve, in advance, any services or fees exceeding those pre-approved levels, provided that the chair may approve any excess fees up to 5% of previously approved amounts. To the extent permitted by applicable regulations and the rules of the New York Stock Exchange, the Audit Committee may delegate general pre-approval authority to a subcommittee of one or more of its members.

Principal Accountant Fees and Services

With respect to the audits for the years ended December 31, 2024 and 2023, the Audit Committee approved the audit services to be performed by PricewaterhouseCoopers LLP, as well as certain categories and types of audit-related and permitted non-audit services. In 2024 and 2023, the Audit Committee approved all audit, audit-related, and other fees in accordance with SEC pre-approval rules. The following table shows the aggregate fees paid or accrued for professional services rendered by PricewaterhouseCoopers LLP for the years ended December 31, 2024 and 2023, with respect to various services provided to us and our subsidiaries.

	For the Year Ended December 31,	
	2024	**2023**
	(In Millions)	
Audit fees[1]	$ 3.22	$ 3.27
Audit-related fees[2]	—	0.01
Total audit and audit-related fees	3.22	3.28
Tax fees[3]	—	0.02
All other fees[4]	0.27	0.14
Total fees	$ 3.49	$ 3.44

---

[1] *Audit fees* – Represents aggregate fees paid or accrued for professional services rendered for the audit of our consolidated financial statements and internal control over financial reporting for each year presented; fees for professional services rendered for the review of financial statements included in our Form 10-Q filings, and fees for professional services normally provided by our independent registered public accounting firm in connection with statutory and regulatory engagements required by various partnership agreements or state and local laws in the jurisdictions in which we operate or manage hospitals.

[2] *Audit-related fees* – Represents aggregate fees paid or accrued for assurance and related services that are reasonably related to the performance of audit services and traditionally are performed by our independent auditor.

[3] *Tax fees* – Represents fees for all professional tax services provided by our independent auditor's tax professionals, such as preparation of Puerto Rico tax returns and other tax compliance matters, but not including any services related to the audit of our financial statements.

[4] *All other fees* – Represents fees paid or due to our independent auditor for (i) costs incurred related to the Company's suit against various third parties in Delaware, (ii) an automated disclosure checklist, (iii) other subscription fees, and (iv) consulting on implementation of new enterprise reporting platform.

Board Recommendation

The board of directors and the Audit Committee unanimously recommend that you vote "FOR" ratifying the appointment of PricewaterhouseCoopers LLP as Encompass Health's independent registered public accounting firm for the 2025 audit period.

Proposal 3 – Advisory Vote on Executive Compensation

We seek your advisory vote on our executive compensation programs and ask that you support the compensation of our named executive officers as disclosed under the heading "Executive Compensation," including the "Executive Summary" section, beginning on page 40 and the accompanying tables and related narrative disclosure. This proposal, commonly referred to as a "say-on-pay" proposal, gives stockholders the opportunity to express their views on the named executive officers' compensation. This vote is not intended to address any specific item of compensation, but rather the overall compensation of the named executive officers and the philosophy, policies, and practices described in this proxy statement.

As described under the heading "Compensation Discussion and Analysis," the Company provides annual and long-term compensation programs, as well as other benefit plans, to attract, motivate, and retain the named executive officers, each of whom is critical to the Company's success, and to create a remuneration and incentive program that aligns the interests of the named executive officers with those of stockholders. The board of directors believes the program strikes the appropriate balance between utilizing responsible, measured pay practices and effectively incentivizing the named executive officers to dedicate themselves fully to value creation for our stockholders. At the 2024 annual meeting, 98.0% of stockholders voting on the say-on-pay proposal approved of our executive compensation programs.

You are encouraged to read the information detailed under the heading "Executive Compensation" beginning on page 40 for additional details about the Company's executive compensation programs.

The board of directors strongly endorses the Company's executive compensation programs and recommends that the stockholders vote in favor of the following resolution:

"RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the Encompass Health Corporation Definitive Proxy Statement for the 2025 annual meeting of stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the Summary Compensation Table and the other related tables and disclosure."

This say-on-pay vote is advisory, and therefore not binding on the Company, the Compensation and Human Capital Committee or the board of directors. Our board of directors and its Compensation and Human Capital Committee value the opinions of our stockholders and to the extent there is any significant vote against the named executive officer compensation as disclosed in this proxy statement, we will consider stockholders' concerns and the Compensation and Human Capital Committee will evaluate whether any actions are necessary to address those concerns. The board has elected to hold the say-on-pay advisory vote annually until further notice, so the next advisory vote is expected to be in connection with the 2026 annual meeting of stockholders.

Board Recommendation

The board of directors unanimously recommends a vote "FOR" the approval of the compensation of our named executive officers, as disclosed in this proxy statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission.

Proposal 4 – Approval of the 2025 Omnibus Performance Incentive Plan

Overview and Purpose of the 2025 Omnibus Performance Incentive Plan

In order to provide a sufficient pool of equity for us to operate our compensation program, our board of directors has adopted, subject to stockholder approval at the Annual Meeting, the Encompass Health Corporation 2025 Omnibus Performance Incentive Plan, or the 2025 Plan, to provide for issuance of up to twelve (12) million shares of our common stock related to awards beginning in 2025 following approval. The 2025 Plan will replace the existing Encompass Health Corporation 2016 Omnibus Performance Incentive Plan, or 2016 Plan, previously approved by our stockholders on May 5, 2016, as our equity incentive compensation plan. No equity awards currently available for issuance under the 2016 Plan or any other currently effective equity plan will be granted after stockholder approval of the 2025 Plan. In the event the Company grants any equity awards under the 2016 Plan between the record date for the Annual Meeting and the effective date of the 2025 Plan, shares associated with those awards shall reduce the number of shares available for issuance under the 2025 Plan consistent with the fungibility ratio in the 2025 Plan.

If approved, the 2025 Plan will be effective May 2, 2025. The 2025 Plan will terminate on the tenth anniversary of the Effective Date, unless terminated earlier by the board of directors, but awards granted prior to such date may extend beyond that date. If the 2025 Plan is not approved by our stockholders, no awards will be made under it.

The stockholder approved incentive compensation plan serves a critical role in our compensation program that emphasizes performance-based, "at risk" compensation. Our compensation philosophy calls for a competitive program of compensation for the Company's senior management that aligns management's interests with those of our long-term stockholders. Equity awards are the simplest, most direct way to align management and employee interests with those of stockholders. In order to balance our compensation goals with stockholder interests in limiting dilution, we generally limit equity awards to management positions (as opposed to broad-based awards). As a general rule, the more senior or highly compensated the position, the larger the portion of the total incentive opportunity that is provided in equity. Both the equity and cash incentive awards provided for in the 2025 Plan allow our board of directors and its Compensation and Human Capital Committee (referred to in this proposal as the "Committee") to structure our compensation program to strengthen the commitment of employees to the company, motivate them to faithfully and diligently perform their responsibilities, and attract and retain competent and dedicated individuals whose efforts will result in the long-term growth and profitability of the company. See "Executive Compensation Philosophy" beginning on page 42 for additional discussion.

The principal features of the 2025 Plan are summarized below. This summary is qualified in its entirety by reference to the full text of the 2025 Plan, a copy of which is attached as Appendix B to this proxy statement. Additional information regarding the 2016 Plan and other previous equity compensation plans may be found in "Equity Compensation Plans" beginning on page 63. The following table also includes information regarding outstanding awards under the 2016 Plan, as of the record date for the Annual Meeting.

Item	As of 3/7/2025
Shares of Common Stock Outstanding	100,967,059
Shares Remaining Available for Future Awards under 2016 Plan (Shares to be terminated after approval of 2025 Plan)	4,634,725
Stock Options Outstanding	866,805
Weighted Average Exercise Price	$56.36
Weighted Average Remaining Term	5.24
Full Value Awards Outstanding	1,514,880

The board of directors unanimously recommends a vote "FOR" the approval of the 2025 Omnibus Performance Incentive Plan.

Dilution, Overhang and Burn Rate

While the use of equity incentives is an important part of our compensation program, we are mindful of our responsibility to our stockholders to exercise judgment in granting equity awards. The Committee, with the assistance of its independent consultant, annually reviews the Company's overhang, or the total of outstanding equity awards and shares available for future equity awards under the compensation plans as a percentage of fully diluted shares outstanding, the fair value transfer, or the accounting value of awards granted as a percentage of market capitalization, and the burn rate, or the shares granted as a percentage of the equity award and shares outstanding, relative to a peer group of comparable companies. In our 2024 review of our overhang (factoring in required fungibility ratios), fair value transfer, and burn rate prepared by the independent compensation consultant, we were below the median of the peer group for each metric.

Although our future burn rate will depend upon and be influenced by a number of factors, such as the number of plan participants, the price per share of our common stock and the methodology used to establish the equity award mix, we estimate the shares of common stock reserved for issuance in the 2025 Plan would enable us to continue to utilize equity awards as an important component of our overall compensation program and help meet our objectives to attract, retain and motivate talented employees for the term of the 2025 Plan. In determining the share reserve, we considered an analysis of our overhang percentage and burn rate relative to a peer group of healthcare companies. The results of the analysis performed by the Committee's independent consultant indicated our overhang at December 31, 2024 was 6.7% and annual average burn rate for the three-year period ending December 31, 2024 was 0.6%, each of which was less than the median number for the peer group.

Good Governance Provisions of the Plan

The 2025 Plan includes a number of provisions that our board of directors believes are consistent with the interest of stockholders and sound corporate governance, including:

Supports pay and performance linkage and encourages stock ownership: Our cash and equity incentive programs are performance-based in large part, and the Committee's intent is to continue this design for annual awards. The intent is to provide an incentive for our senior management to enhance stockholder value. In addition, equity-based awards further align the interests of participants with our stockholders and provide a vehicle to assist executives in achieving our stock ownership guidelines. See "Equity Ownership Guidelines for Management" on page 52 for additional discussion.

No repricings: The 2025 Plan prohibits the repricing of stock options or stock appreciation rights, or SARs, without the approval of stockholders, except in connection with a corporate transaction involving the Company. This prohibition applies to lowering the exercise price of stock options or SARs, canceling and granting replacement stock options or SARs with a lower exercise price and the repurchase of underwater stock options or SARs for cash.

No discount stock option or SARs: The exercise price of all stock options or SARs must be equal to or greater than the fair market value of our common stock on the date of grant.

Minimum vesting periods: No awards, or portions thereof, may provide for a vesting period of less than one year, except for awards related to 5% of the common stock reserved for issuance under the 2025 Plan.

No dividends payable on awards prior to vesting: Dividends or dividend equivalents may accrue on unvested awards, other than options and SARs, but no payment of dividends or dividend equivalents related to an award will be made until the award vests.

No liberal share counting for options or SARs: The 2025 Plan prohibits the reuse of shares underlying stock options tendered as full or partial payment upon exercise of a stock option or the reuse of shares not issued in settlement of a SAR. In addition, shares withheld to satisfy tax withholding upon exercise of stock options or SARs may not be reused.

Awards are subject to clawback: Awards granted are subject to our compensation recoupment policy. See "Compensation Recoupment Policy" on page 53 for additional discussion.

No award transferability for value: The 2025 Plan prohibits the transfer of awards to a third party for cash or other value, except pursuant to a qualified domestic relations order.

Non-employee director compensation limits: The 2025 Plan provides for annual limits to cash and equity grants to non-employee directors.

Double-trigger change in control provision: Participants must experience an involuntary termination of employment for an award to vest as a result of a change in control.

No evergreen: The 2025 Plan does not provide for "evergreen" share increases or automatic "reload" awards.

Administered by an independent committee: The 2025 Plan is administered by a committee comprised entirely of independent, non-employee directors.

Summary of the 2025 Plan

Purpose. The purpose of the 2025 Plan is to promote the Company's success and enhance the value of the Company by linking the personal interests of its employees, officers, and directors to those of its stockholders, and by providing participants with incentives for outstanding performance.

Eligibility. The 2025 Plan permits the grant of equity and cash incentive awards to employees, officers, and directors of the Company and its subsidiaries as selected by the Committee. As of February 20, 2025, approximately 349 people participated in the 2016 Plan.

Aggregate Shares. Subject to adjustment as provided in the 2025 Plan, the aggregate number of shares of common stock reserved and available for issuance pursuant to awards granted under the 2025 Plan is twelve (12) million. Each share of stock subject to an award, other than a stock option or SAR, shall reduce the number of shares of stock available for awards by 2.65 shares. The number of shares of stock available for awards shall be reduced by one share for each stock option or SAR award. Except in the case of stock options and SARs, the 2025 Plan allows the Company to add back to the number of shares available for issuance the same number of shares that were previously reserved for issuance in connection with a related award (including awards under the 2016 Plan outstanding as of effective date of the 2025 Plan) but were forfeited, canceled, or otherwise never issued to the recipient. The closing price of our common stock on February 28, 2025 was $100.14. If the 2025 Plan is approved and effective, we will not grant or issue new equity awards under the 2016 Plan.

Minimum Vesting Requirements. Except with respect to awards accounting for not greater than 5% of the aggregate number of shares of common stock reserved and available for awards under the 2025 Plan, awards granted under the 2025 Plan shall be subject to a minimum vesting period of at least one year for all shares of stock subject to such awards.

Oversight and Administration. The Committee will administer the 2025 Plan. The Committee has the authority to designate participants; determine the type or types of awards to be granted to each participant and the number, terms and conditions thereof; delegate authority to management with respect to non-executive awards (in which case any authorized actions taken by the delegate(s) shall be treated as actions of the Committee); and make all other decisions and determinations that may be required under the 2025 Plan. The board of directors may at any time choose to administer the 2025 Plan (for example, awards to the chief executive officer). See "Compensation Discussion and Analysis" beginning on page 40 for more information on how the current incentive compensation programs are administered.

Permissible Awards. The 2025 Plan authorizes the granting of awards in any of the following forms:

Stock Options. The Committee is authorized to grant incentive stock options or non-qualified stock options for our common stock. The terms of an incentive stock option must meet the requirements of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"). No more than one million incentive stock options may be issued under the 2025 Plan. The exercise price of an option may not be less than the fair market value (as defined in the 2025 Plan) of the underlying stock on the date of grant, and no option may have a term of more than 10 years. Participants may elect to exercise stock options by means of a cashless exercise or a net settlement.

Stock Appreciation Rights. SARs provide the holder the right to receive the excess, if any, of the fair market value of one share of common stock on the date of exercise, over the base price of the SAR as determined by the Committee, which will not be less than the fair market value of one share of common stock on the grant date.

SARs may be payable in cash or shares of common stock or a combination thereof. No SAR may be exercised more than 10 years from the grant date.

Restricted Stock Awards. Restricted stock awards are shares of common stock subject to such restrictions on transferability and other restrictions as the Committee may impose (including, without limitation, limitations on the right to vote restricted stock or the right to receive dividends, if any, on the restricted stock). Customarily, our restricted stock has been granted voting rights prior to vesting.

Restricted Stock Units. Restricted stock units are rights to receive shares of common stock or their economic value in the future and subject to such restrictions on transferability and other restrictions as the Committee may impose. Upon lapse of such restrictions, shares of common stock or cash may be issued to the participant in settlement of the restricted stock units.

Performance Awards. Performance awards may be designated in cash, shares of common stock, restricted stock, or restricted stock units. The Committee will have the complete discretion to set performance goals and other terms or conditions that will determine the number and value of performance awards that will be paid to the participant.

Cash Awards. The Committee is authorized to confer rights to participants to receive cash subject to the achievement of one or more specified performance goals and such other terms and conditions as may be selected by the Committee.

Dividend Equivalents. Dividend equivalents may be granted to participants, except with respect to a stock option or a SAR, subject to such terms and conditions as may be selected by the Committee. Dividend equivalents entitle participants to receive payments in cash or shares of common stock equal in value to dividends declared and paid with respect to all or a portion of the shares of common stock associated with outstanding awards. Dividend Equivalents shall only be paid or distributed to the extent the underlying award has vested (and only to the extent earned in the case of performance-based awards) and the associated shares of stock have been released.

Other Stock-Based Awards. Other awards that are payable in, valued in whole or in part by reference to, or otherwise based on or related to shares of common stock may be granted, including, without limitation, shares of common stock awarded purely as a bonus and not subject to any restrictions or conditions, convertible or exchangeable debt securities, other rights convertible or exchangeable into shares of common stock, and awards valued by reference to book value of shares of common stock or the value of securities of or the performance of specified parents or subsidiaries. The Committee will determine the terms and conditions of any such awards, subject to the minimum vesting requirements discussed above.

Performance Goals. Performance goals may be based on any one or more performance criterion or matter related to the business or operations of the Company. If the Committee determines that a change in the business, operations, corporate structure or capital structure, or the manner in which it conducts its business, or other events, circumstances or accounting entries that are unusual, nonrecurring or unrelated to the performance of the participants or otherwise beyond the control of management render the performance goals unsuitable or any other identifiable event of a nonrecurring or extraordinary nature, such as a pandemic or comparable public health emergency, the Committee may modify or adjust such performance goals or the related minimum acceptable level of achievement, as appropriate and equitable. The calculation of the performance result for any metric may also be subject to adjustment for pre-established items or events if the Committee deems appropriate and equitable.

Award Limits. No individual may be granted options, SARs, performance shares, restricted stock shares, restricted stock unites or shares associated with other stock-based awards in excess of 1,000,000 associated shares in each case during any two consecutive plan years. No individual may be granted during any two consecutive plan years performance units or cash awards with an aggregate value in excess of $10,000,000 and $15,000,000, respectively. These limitations apply separately to each type of award. For example, an individual may be granted 1,000,000 options and 1,000,000 SARs during the same two-year period.

Non-Employee Director Compensation Limits. The maximum value of the equity awards granted to any non-employee director in any plan year shall not exceed $500,000. The maximum aggregate amount of the cash awards, including retainer and other fees, granted to any non-employee director in any plan year also shall not exceed $500,000. Accordingly, the aggregate value of all awards granted to a non-employee director in any plan year shall not exceed $1,000,000; provided, however, these limits will not apply to any compensation resulting from non-preferential dividends or dividend equivalents associated with outstanding equity awards.

Limitations on Transfer. No award will be assignable or transferable by a participant other than by will or the laws of descent and distribution or, if certain conditions are met, pursuant to a qualified domestic relations order; provided, however, that the Committee may (but need not) permit other transfers where the Committee concludes that such transferability does not result in accelerated taxation, does not cause any option intended to be an incentive stock option to fail to qualify as such, and is otherwise appropriate and desirable. No award may be transferred for value.

Acceleration upon Certain Events. Unless otherwise provided in an award agreement, if a participant is terminated by the Company without "cause" or by the participant for "good reason" (as such terms are defined in the 2025 Plan) within 24 months after a change in control of the Company or if the surviving company following a change in control does not assume existing awards or substitute equivalent awards, all outstanding options and SARs will become fully vested and exercisable and all restrictions on other outstanding awards will lapse. In the event of a change in control, the Committee also may (but need not) waive or modify the achievement of any performance goals tied to awards. Unless otherwise provided in the related award agreement, in the event of death or disability, a participant's awards vest immediately and performance goals may, in the Committee's discretion, be waived or modified. In the event of retirement, a participant's awards generally vest on a pro rata basis for the completed portion of the original vesting, but performance awards remain subject to attained performance over the remaining performance period. However, performance goals may, in the Committee's discretion, be waived or modified. Our board of directors and the Committee have previously elected to provide full vesting of awards at retirement for senior vice presidents and above in the event the participant complies with specified "good leaver" conditions as defined on page 61. The Committee may accelerate the vesting provisions and/or waive the forfeiture provisions applicable to any awards for any other reason; provided, however, its discretion shall be limited to the death, disability or retirement of a participant, although the Committee may exercise such discretion for any reason with respect to awards of up to 5% of the shares available for awards.

Adjustments. In the event of a stock-split, a stock dividend, or a combination or consolidation of the outstanding common stock into a lesser number of shares, the authorization limits under the 2025 Plan will automatically be adjusted proportionately, and the shares then subject to each award will automatically be adjusted proportionately without any change in the aggregate purchase price. In the event the common stock will be changed into or exchanged for a different number or class of shares of stock or securities of the Company or of another corporation, the authorization limits under the 2025 Plan will automatically be adjusted proportionately, and there will be substituted for each such share of common stock, the number or class of shares into which each outstanding share of common stock will be so exchanged, all without any change in the aggregate purchase price.

Amendment, Modification and Termination. The Committee shall have the power to amend, suspend or terminate the 2025 Plan at any time, provided that any termination shall not affect outstanding awards under the 2025 Plan at the time of termination. However, an amendment shall be contingent on approval of our stockholders to the extent required by law or by the rules of the New York Stock Exchange. The Committee may also amend any outstanding award in whole or in part from time to time. Any such amendment that the Committee determines, in its sole discretion, to be necessary or appropriate to conform the award to, or otherwise satisfy, any legal requirement, may be made retroactively or prospectively and without the approval or consent of the participant. The Committee may also make adjustments in the terms and conditions of an award without participant consent in recognition of an unusual or non-recurring event affecting the company or the financial statements of the Company in order to prevent the dilution or enlargement of the benefits intended to be made available pursuant to the award. All other materially adverse amendments or adjustments to awards may be made by the Committee with the consent of the affected participants.

Certain Federal Tax Effects. The federal income tax consequences related to the issuance of the different types of awards that may be awarded under the 2025 Plan are summarized below. Participants should consult their own tax advisors to determine the tax consequences based on their particular circumstances.

Nonqualified Stock Options. There typically will be no federal income tax consequences to the optionee or to the Company upon the grant of a nonqualified stock option under the 2025 Plan. When the optionee exercises a nonqualified option, however, he or she will recognize ordinary income in an amount equal to the excess of the fair market value of the common stock received upon exercise of the option at the time of exercise over the exercise price, and the Company will be allowed a corresponding federal income tax deduction, subject to any applicable limitations of Section 162(m) of the Code ("162(m)"). Any gain that the optionee realizes when he or she later sells or disposes of the option shares will be short-term or long-term capital gain, depending on how long the shares were held.

Incentive Stock Options. There typically will be no federal income tax consequences to the optionee or to the Company upon the grant of an incentive stock option. If the optionee holds the option shares for the required holding period of at least two years after the date the option was granted and one year after exercise, the difference between the exercise price and the amount realized upon sale or disposition of the option shares will be long-term capital gain or loss, and the Company will not be entitled to a federal income tax deduction. If the optionee disposes of the option shares in a sale, exchange, or other disqualifying disposition before the required holding period ends, he or she will recognize taxable ordinary income in an amount equal to the excess of the fair market value of the option shares at the time of exercise over the exercise price, and the Company will be allowed a federal income tax deduction equal to such amount, subject to any applicable limitations of Section 162(m). While the exercise of an incentive stock option does not result in current taxable income, the excess of the fair market value of the option shares at the time of exercise over the exercise price will be an item of adjustment for purposes of determining the optionee's alternative minimum taxable income, which may, depending on particular factors relating to the optionee, subject him or her to the alternative minimum tax imposed by Section 55 of the Code.

Stock Appreciation Rights. A participant receiving a SAR will not recognize income, and the Company will not be allowed a tax deduction, at the time the award is granted. When the participant exercises the SAR, the amount of cash and the fair market value of any shares of common stock received will be ordinary income to the participant and the Company will be allowed as a corresponding federal income tax deduction at that time, subject to any applicable limitations of Section 162(m).

Restricted Stock. Unless a participant makes an election to accelerate recognition of the income to the date of grant as described below, the participant will not recognize income, and the Company will not be allowed a tax deduction, at the time a restricted stock award is granted. When the restrictions lapse, the participant will recognize ordinary income equal to the fair market value of the common stock as of that date (less any amount he or she paid for the stock), and the Company will be allowed a corresponding federal income tax deduction at that time, subject to any applicable limitations under Section 162(m). If the participant files an election under Section 83(b) of the Code ("Section 83(b)") within 30 days after the date of grant of the restricted stock, he or she will recognize ordinary income as of the date of grant equal to the fair market value of the stock as of that date (less any amount paid for the stock), and the Company will be allowed a corresponding federal income tax deduction at that time, subject to any applicable limitations under Section 162(m). Any future appreciation in the stock will be taxable to the participant at capital gains rates. However, if the stock is later forfeited, the participant will not be able to recover the tax previously paid pursuant to the Section 83(b) election.

Restricted Stock Units. The recipient will not recognize income, and the Company will not be allowed a tax deduction, at the time a restricted stock unit award is granted. Upon issuance of shares of common stock or payment of cash in settlement of a restricted stock unit award, the recipient will recognize ordinary income equal to the fair market value of the common stock as of that date (less any amount he or she paid for the stock) or the cash amount, and the Company will be allowed a corresponding federal income tax deduction at that time, subject to any applicable limitations under Section 162(m).

Performance Awards. A participant generally will not recognize income, and the Company will not be allowed a tax deduction, at the time performance awards are granted. When the participant receives or has the right to receive payment of cash or shares under the performance award, the cash amount or the fair market value of the shares of stock will be ordinary income to the participant, and the Company will be allowed a corresponding federal income tax deduction at that time, subject to any applicable limitations under Section 162(m).

Tax Withholding. Participants are responsible for all taxes required to be withheld in connection with any award. The Company shall retain from the payment under, or settlement of, an award the number of shares of stock or a portion of the value of the award to satisfy tax withholding obligations. At the Committee's discretion, the participant may elect to satisfy the withholding requirement by other means.

Section 409A of the Code. If any award constitutes non-qualified deferred compensation under Section 409A of the Code, it will be necessary that the award be structured to comply with Section 409A to avoid the imposition of additional tax, penalties, and interest on the participant.

Tax Consequences of a Change in Control. If, in connection with a change in control of the Company, the exercisability, vesting, or payout of an award is accelerated, any excess on the date of the change in control of the fair market value of the shares or cash issued under accelerated awards over the purchase price of such shares, if any, may be characterized as "parachute payments" (within the meaning of Section 280G of the Code) if the sum of such amounts and any other such contingent payments received by certain employees exceeds an amount equal to three times the "base amount" for such employee. The base amount generally is the average of the annual

compensation of the employee for the five years preceding such change in ownership or control. An "excess parachute payment," with respect to any such employee, is the excess of the parachute payments to such person, in the aggregate, over and above such person's base amount. If the amounts received by an employee in connection with a change in control are characterized as parachute payments, the employee will be subject to a 20% excise tax on the excess parachute payment and we will be denied any deduction with respect to such excess parachute payment.

The foregoing discussion summarizes the federal income tax consequences of awards that may be granted under the 2025 Plan based on current provisions of the Code, which are subject to change. This summary does not cover any foreign, state, or local tax consequences.

New Plan Benefits Table

The value, number of units and type of equity to be awarded under future long-term incentive programs depend on a number of factors, including, but not limited to, the Company's performance, its goals and objectives, individual performance and the discretion of the Committee. Accordingly, it is not possible to determine at this time the grants that will be awarded to any participant under the 2025 Plan.

In 2024, our board of directors and the Committee approved equity grants under the long-term incentive and director compensation programs. Although the annual grants described in the following table were made under the 2016 Plan, the Committee would likely have granted similar values and types of awards under the 2025 Plan had it been in effect at the time of the grants.

2025 Participants - Name and Position	Dollar Value ($)	Number of Units[1]
Mark J. Tarr, President and Chief Executive Officer	5,425,069	100,678 [2]
Douglas E. Coltharp, Executive Vice President and Chief Financial Officer	1,925,046	35,726 [3]
Patrick Darby, Executive Vice President, General Counsel and Secretary	1,031,316	19,140 [4]
Elissa J. Charbonneau, Chief Medical Officer	456,518	6,223 [5]
Andrew L. Price, Chief Accounting Officer	379,503	5,174 [6]
Executive Group	9,564,021	171,666 [7]
Non-Executive Director Group	1,485,043	17,802 [8]
Non-Executive Officer Employee Group	28,697,971	389,168 [9]

[1] The number of performance share units included in this column assume target performance for the three-year objectives. Except as noted below for the Non-Executive Director Group, the number of units granted was based on an assumed option value of $26.13 (Black-Scholes method) and on stock value of $73.37 (20-day average closing price preceding the February 2024 board meeting). All non-option awards are entitled to dividend equivalents that accrue when dividends are paid on our common stock and that are paid or delivered when the award vests and is released. The quarterly dividend paid on our common stock has been $0.17/share since October 2024.

[2] Represents 14,789 shares of restricted stock, 41,524 options and 44,365 performance share units.

[3] Represents 5,248 shares of restricted stock, 14,735 options and 15,743 performance share units.

[4] Represents 2,812 shares of restricted stock, 7,894 options and 8,434 performance share units.

[5] Represents 2,489 shares of restricted stock and 3,734 performance share units.

[6] Represents 2,069 shares of restricted stock and 3,105 performance share units.

[7] Represents 29,297 shares of restricted stock, 64,153 options and 78,216 performance share units.

[8] Represents restricted stock units granted based on the close price of our common stock on the grant date.

[9] Represents 159,165 shares of restricted stock and 230,003 performance share units.

Board Recommendation

The board of directors unanimously recommends a vote "FOR" the approval of the 2025 Omnibus Performance Incentive Plan.

CORPORATE GOVERNANCE AND BOARD STRUCTURE

Corporate Governance

Corporate Governance Guidelines

Our board of directors has developed corporate governance policies and practices in order to help fulfill its responsibilities to stockholders and provide a flexible framework for it to review, evaluate, and oversee the Company's business operations and management. The board-adopted Corporate Governance Guidelines provide, among other things, that each member of the board will:

- dedicate sufficient time, energy, and attention to ensure the diligent performance of his or her duties;
- comply with the duties and responsibilities set forth in the guidelines and in our Bylaws;
- comply with all duties of care, loyalty, and confidentiality applicable to directors of publicly traded Delaware corporations; and
- adhere to our Standards of Business Ethics and Conduct, including the policies on conflicts of interest.

Our Nominating/Corporate Governance Committee oversees and periodically reviews the Guidelines, and recommends any proposed changes to the board for approval.

Code of Ethics

We have adopted the Standards of Business Ethics and Conduct, our "code of ethics," that applies to all employees, directors and officers, including our principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. The purpose of the code of ethics is to promote:

- honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
- full, fair, accurate, timely, and understandable disclosure in periodic reports required to be filed by us;
- compliance with all applicable rules and regulations that apply to us and our employees, officers, and directors;
- prompt internal reporting of violations of the code to an appropriate person or persons identified in the code; and
- accountability for adherence to the code.

We disclose any amendments to, or waivers from, the code of ethics for executive officers and directors on our website promptly following the date of the amendment or waiver. Upon written request to our corporate secretary, we will also provide a copy of the code of ethics free of charge.

Insider Trading Policy

We have adopted an Insider Trading Policy that applies to all employees, directors and officers, including when acting on behalf of the Company, and is designed to promote compliance with insider trading laws, rules and regulations and the New York Stock Exchange listing standards. The policy also applies to any of our vendors, consultants and contractors with access to material nonpublic information. The policy is available on our website and filed as Exhibit 19.1 to our Annual Report on Form 10-K for the year ended December 31, 2024.

Corporate Website

We maintain a "Corporate Governance" section on our website at https://investor.encompasshealth.com where you can find copies of our principal governance documents, including:

- Certificate of Incorporation and Bylaws;
- Charters of each of the standing committees of our board of directors;
- Standards of Business Ethics and Conduct;
- Corporate Governance Guidelines; and
- Insider Trading Policy.

Board Oversight of the Company's Risks

We maintain a comprehensive enterprise risk management program designed to identify potential events and conditions that may affect the Company and to manage risks to avoid materially adverse effects on the Company. Our management, including an executive risk committee, is responsible for the design and implementation of the enterprise risk management, or ERM, program. The Audit Committee of the board of directors, pursuant to its charter, is responsible for reviewing and evaluating our policies and procedures relating to risk assessment and management. The full board of directors monitors the ERM program by way of regular reports from our senior executives on management's risk assessments and risk status as well as our risk response and mitigation activities. Individual committees monitor, by way of regular reports, the material risks that relate to the responsibilities of that committee and report to the full board appropriate information. For example, the Compliance and Quality of Care Committee oversees assessment and management of several risk-related topics, such as cybersecurity, privacy, Medicare claims audits, patient satisfaction data, quality of care data, and compliance program administration. For further discussion of the committee and board oversight of our cybersecurity program, see Item 1C, *Cybersecurity,* of our Annual Report on Form 10-K for the year ended December 31, 2024.

The Compensation and Human Capital Committee reviews and considers our compensation policies and programs in light of the board of directors' risk assessment and management responsibilities on an annual basis. In 2024, Mercer (US) Inc. in consultation with our human resources department prepared and presented to the Compensation and Human Capital Committee a risk assessment report that addressed the incentive compensation structure, programs, and processes at the corporate and field operation levels. The assessment included, among other things, a review of pay mix (fixed v. variable, cash v. equity and short v. long-term), performance metrics, target setting, performance measurement practices, pay determination, mitigation practices such as the Compensation Recoupment Policy, and overall governance and administration of pay programs. After reviewing this report and making inquiries of management, the Compensation and Human Capital Committee determined we have no compensation policies and programs that give rise to risks reasonably likely to have a material adverse effect on us. Additionally, the Compensation and Human Capital Committee oversees assessment and management of human capital-related risks, such as those involving recruitment, retention, inclusion and diversity, employee engagement, and employment litigation. For further discussion of our human capital management, see Item 1, *Business,* of our Annual Report on Form 10-K for the year ended December 31, 2024.

Board Oversight of Sustainability Matters

As a healthcare provider, our business model by definition promotes sustainable ends. We serve our patients and communities through customized rehabilitation that exceeds expectations. Our care teams are committed to achieving the best possible outcomes and getting patients back to what matters most. In other words, our goal is to treat our patients' medical conditions so that they can resume their lives to the greatest extent possible. The commitment we have to caring for our patients extends to our employees, as well as the communities in which we serve. For further detail on our sustainability report, please visit https://investor.encompasshealth.com/resources/investor-faqs/default.aspx. Our website is not and shall not be deemed to be a part of this proxy statement by reference or otherwise incorporated into any other filings we make with the SEC.

In the context of our ERM program, our board has historically overseen those matters commonly referred to as environmental, social and governance, or ESG, matters that are reasonably likely to be material to the Company. Much of that oversight has been delegated to the board's committees. The board formalized and approved an ESG reporting structure, set out in the table below, and schedule based in large part on the Sustainability Accounting Standards Board, or SASB, standards for healthcare delivery. Given our business model, not all topics below are material to us. Therefore, those topics are not reviewed by the board on a regular basis. However, we monitor changes in our operations, business model, regulatory requirements, and the broader business environment to assess the materiality of the ESG topics over time. The board is committed to monitoring our business as well as the broader concerns of our stockholders to identify changes in the importance of issues we face.

Board Committee	ESG Topic
Compliance and Quality of Care	Quality of Care and Patient Satisfaction* Patient Privacy and Electronic Health Records* Employee Health and Safety* Pricing and Billing Transparency* Climate Change Impacts on Human Health and Infrastructure*
Audit	Fraud and Unnecessary Procedures* Access for Low-Income Patients* Energy and Waste Management* Management of Controlled Substances* Water Usage Supply Chain Risks
Compensation and Human Capital	Employee Recruitment, Development, and Retention* Inclusion and Diversity Gender Pay Equality Employee Relations Matters (including discrimination and harassment allegations)
Nominating/Corporate Governance	Political Spending Anti-competitive Practices Stockholder Engagement

* Topics from SASB's Health Care Delivery SAS.

Annual Evaluation of the Performance of the Board and Its Committees

  On an annual basis, members of our board complete an evaluation of the performance of the board as well as each committee on which they serve, as required by the Corporate Governance Guidelines. The chair of the Nominating/ Corporate Governance Committee oversees the evaluation process and conducts private interviews with the other members of the board as part of the process. The evaluations are intended to assist in determining whether the board and its committees are functioning effectively and fulfilling the requirements set forth in the Corporate Governance Guidelines and the committee charters, as applicable. The evaluations provide the members of the board and its committees with an opportunity to reflect upon and improve processes and effectiveness. Specific questions also elicit feedback on topics reviewed by the board, including the substance of materials on specific subjects, the time dedicated to various topics, and access to management and external advisors. On a periodic basis, the board obtains the advice and assistance of an outside advisor in performing the evaluation, including conducting private interviews to provide for unattributed feedback. Results are reviewed by the Nominating/Corporate Governance Committee which then shares those results and any follow up recommendations with all members of the board. Each committee also reviews its own members' evaluation feedback.

Stockholder Engagement and Communications to Directors

We believe that thoughtful stockholder engagement is important, and we have an active engagement program in which we meet regularly with stockholders to discuss our business, strategy, operational initiatives, and corporate governance, as well as other topics of interest to them. Our stockholder engagement efforts allow us to better understand our stockholders' priorities, perspectives, and concerns, and enable the Company to effectively address issues that matter most to our stockholders. Members of management attend several investor conferences throughout the year. We have participated in the Council of Institutional Investors in order to engage with members of the institutional shareholder community more generally. From time to time, we have hosted investor days in New York City to give a broad base of our stockholders the opportunity to engage in person with members of our senior management. Our board of directors receives regular reports on feedback given by investors to management.

Stockholders and other parties interested in communicating directly to the board of directors, any committee, or any non-employee director or group of directors may do so by writing to:

ENCOMPASS HEALTH CORPORATION
BOARD OF DIRECTORS
9001 LIBERTY PARKWAY
BIRMINGHAM, ALABAMA 35242
ATTENTION: [Addressee*]

* Including the name of the specific addressee(s) will allow
us to direct the communication to the intended recipient.

All written communications will be opened by the office of our general counsel for the sole purpose of determining whether the contents represent a message to our directors. Correspondence appropriately directed to the board that is not in the nature of advertising, promotions of a product or service, or offensive material will be forwarded promptly to the addressee(s). In the case of communications to the board of directors or any group or committee of directors, sufficient copies of the contents will be made for all of the addressees.

Board Structure and Committees

Board Structure and Meetings

Our business, property, and affairs are managed under the direction of our board of directors. Our Corporate Governance Guidelines provide for an independent director to serve as the non-executive chairman of the board who sets the agenda for, and presides over, board meetings, coordinates the work of the committees of our board of directors, and performs other duties delegated to the chairman by the board. The non-executive chairman also presides over independent sessions generally held at each board meeting. The board adopted this structure to promote decision-making and governance independent of that of our management and to better perform the board's monitoring and evaluation functions. Members of the board are kept informed of our business through discussions with our Chief Executive Officer and other officers, by reviewing materials provided to them, by visiting our offices and facilities, and by participating in meetings of the board and its committees.

Our board met five times during 2024. Each member of the board attended 75% or more of the meetings of the board and the committees on which he or she served during the year. In addition, it is our expectation that each director attend the annual meeting of stockholders. All members of our board attended the annual meeting in 2024.

The board currently has the four standing committees set out in the table below, each of which is governed by a charter and reports its actions and recommendations to the full board. Each committee has the authority to retain, at the expense of the Company, outside advisors, including consultants and legal and accounting advisors. In May 2024, in light of the overlap in responsibilities and membership and to further scheduling flexibility, the board voted to dissolve the Finance Committee and to incorporate responsibilities of the Finance Committee into the Audit Committee's charter. The following table shows the number of meetings and the membership of each board committee as of December 31, 2024.

	Audit	Compensation and Human Capital	Compliance/ Quality of Care	Nominating/ Corporate Governance
Number of Meetings in 2024:	9	6	4	5
Greg D. Carmichael		X		X
Edward M. Christie III	X			
Joan E. Herman		X	X	
Leslye G. Katz	X			Chair
Patricia A. Maryland		Chair	X	
Kevin J. O'Connor			X	X
Christopher R. Reidy	Chair			X
Nancy M. Schlichting		X	Chair	
Mark J. Tarr				
Terrance Williams	X			

Audit Committee

As noted above, in May 2024, the board of directors integrated the Finance Committee into the Audit Committee and amended the Audit Committee's charter to incorporate those responsibilities unique to the Finance Committee. The Audit Committee's purpose, per the terms of its charter, is to assist the board in fulfilling its responsibilities to the Company and its stockholders, particularly with respect to the oversight of the accounting, auditing, financial reporting, and internal control and compliance practices of the Company as well as the use and development of its financial resources, including financial structure, investment policies and other matters of a financial and investment nature. The specific responsibilities of the Audit Committee are, among others, to:

- assist the board in the oversight of the integrity of our financial statements and compliance with legal and regulatory requirements, the qualifications and independence of our independent auditor, and the performance of our internal audit function and our independent auditor;

- appoint, compensate, replace, retain, and oversee the work of our independent auditor;

- at least annually, review a report by our independent auditor regarding its internal quality control procedures, material issues raised by certain reviews, inquiries or investigations relating to independent audits within the last five years, and relationships between the independent auditor and the Company;

- review and evaluate our quarterly and annual financial statements with management and our independent auditor, including management's assessment of and the independent auditor's opinion regarding the effectiveness of our internal control over financial reporting;

- discuss earnings press releases as well as financial information and earnings guidance provided to analysts and rating agencies with management;

- review annually risk exposure topics assigned by the board as well as management's efforts to monitor and mitigate those exposures;

- review, evaluate, and make recommendations to the board regarding capital structure and proposed changes thereto, including new issuances, purchases, or redemptions of our securities and dividend declarations, plans for allocation and disbursement of capital expenditures, and long-term financial and investment strategy;

- review and evaluate our material environmental and social risk exposures in any areas assigned by the board of directors and the steps management takes to monitor and mitigate exposure;

- discuss policies with respect to risk assessment and risk management; and

- appoint and oversee the activities of our Inspector General who has the responsibility to identify violations of Company policy and law relating to accounting or public financial reporting.

The Audit Committee Report appears on page 38 of this proxy statement.

Compensation and Human Capital Committee

The Compensation and Human Capital Committee's purpose and objectives are to attract and retain high-quality personnel to better ensure the long-term success of the Company and the creation of long-term shareholder value. Accordingly, this committee oversees our compensation and employee benefit objectives, plans and policies and approves, or recommends to the independent members of the board of directors for approval, the individual compensation of our executive officers. This committee also reviews our human capital strategy and management activities, such as employee and management recruiting, retention and development initiatives as well as diversity, equity and inclusion initiatives For further discussion of our human capital management, see Item 1, *Business,* of our Annual Report on Form 10-K for the year ended December 31, 2024.

The specific responsibilities of this committee are, among others, to:

- review and approve our compensation programs and policies, including our benefit plans, incentive compensation plans and equity-based plans and administer those plans as may be required;
- review and approve (or recommend to the board in the case of the Chief Executive Officer) goals and objectives relevant to the compensation of the executive officers and evaluate their performances in light of those goals and objectives;
- determine and approve (together with the other independent directors in the case of the Chief Executive Officer) the compensation levels for the executive officers;
- review and discuss with management the Compensation Discussion and Analysis and recommend inclusion thereof in our annual report or proxy statement;
- review and approve (or recommend to the board in the case of the Chief Executive Officer) employment arrangements, severance arrangements and termination arrangements and change in control arrangements to be made with any executive officer;
- review at least annually our management succession plan as it relates to compensation and benefits;
- oversee long-term succession plans for senior management;
- review at least annually compensation and human capital related risk exposures as well as management's efforts to monitor and mitigate those exposures; and
- review and recommend to the board the compensation for the non-employee members of the board.

The Compensation and Human Capital Committee Report appears on page 39 of this proxy statement.

The committee has engaged Pay Governance as its independent compensation consultant to assist it in its review and evaluation of executive compensation practices. The committee has reviewed the independence of Pay Governance and of each individual employee of the firm with whom it works. Pay Governance does not perform other services for the Company. The committee has determined Pay Governance has no conflict of interest in providing advisory services.

Compliance and Quality of Care Committee

The Compliance and Quality of Care Committee's function is to assist our board of directors in fulfilling its fiduciary responsibilities relating to our regulatory compliance and cyber risk management activities and to ensure we deliver quality care to our patients. The committee is primarily responsible for overseeing, monitoring, and evaluating our compliance with all of its regulatory obligations other than tax and securities law-related obligations and reviewing the quality of services provided to patients. The specific responsibilities of the Compliance and Quality of Care Committee are, among others, to:

- ensure the establishment and maintenance of a regulatory compliance program and the development of a comprehensive quality of care program designed to measure and improve the quality of care and safety furnished to patients;
- appoint and oversee the activities of a chief compliance officer and compliance office with responsibility for developing and implementing our regulatory compliance program;
- oversee the cyber risk management program designed to monitor, mitigate and respond to cyber risks, threats, and incidents, and review periodic reports from the chief information officer, including developments in cyber threat environment and cyber risk mitigation efforts;

- review annually compliance and quality of care related risk exposures as well as management's efforts to monitor and mitigate those exposures;
- review periodic reports from the chief compliance officer, including an annual regulatory compliance report summarizing compliance-related activities undertaken by us during the year, and the results of all regulatory compliance audits conducted during the year; and
- review and approve annually the quality of care program and review periodic reports from the chief medical officer regarding our efforts to advance patient safety and quality of care.

Nominating/Corporate Governance Committee

The purposes and objectives of the Nominating/Corporate Governance Committee are to assist our board of directors in fulfilling its duties and responsibilities to us and our stockholders, and its specific responsibilities include, among others, to:

- oversee the emergency succession plans for the Chief Executive Officer;
- recommend nominees for board membership to be submitted for stockholder vote at each annual meeting, and to recommend to the board candidates to fill vacancies on the board and newly-created positions on the board;
- review and make recommendations on the size and composition of the board and assist the board in determining the appropriate characteristics, skills and experience for the individual directors and the board as a whole and create a process to allow the committee to identify and evaluate individuals qualified to become board members;
- evaluate annually and make recommendations to the board regarding the composition of each standing committee of the board, the policy with respect to rotation of committee memberships and chairs, and the functioning of the committees;
- review the suitability for each board member's continued service as a director when his or her term expires, and recommend whether or not the director should be re-nominated, including review of each director's outside commitments as an employee or director;
- assist the board in considering whether a transaction between a board member and the Company presents an inappropriate conflict of interest and/or impairs the independence of any board member and conduct a prior review of any such transaction;
- review annually risk exposure topics assigned by the board as well as management's efforts to monitor and mitigate those exposures; and
- develop Corporate Governance Guidelines that are consistent with applicable laws and listing standards, periodically review those guidelines, and recommend to the board any changes the committee deems necessary or advisable.

Board Composition and Director Nomination Process

Board Composition

Our board of directors is almost entirely independent, with Mr. Tarr being the only non-independent member. Additionally, we maintain a beneficial mix of short- and long-tenured directors in order to ensure that fresh perspectives are provided and that experience, continuity, and stability exist on the board. The average tenure of the directors is approximately 6.4 years. Both the board of directors and the Nominating/Corporate Governance Committee believe diversity of skills, perspectives and experiences as represented on the board as a whole, in addition to the primary factors, attributes or qualities discussed below, promote improved monitoring and evaluation of management on behalf of the stockholders and produces more creative thinking and solutions. The Nominating/Corporate Governance Committee considers the distinctive skills, perspectives, and experiences that candidates of various backgrounds, geographic origins, and professional experiences offer in the broader context of the primary evaluation described below. Four of our directors are female, and three of our directors identify as members of underrepresented groups. For a discussion of the individual experiences and qualifications of our board members, please refer to the section entitled "Items of Business Requiring Your Vote - Proposal 1: Election of Directors" in this proxy statement.

Criteria for Board Members

In evaluating the suitability of individual candidates and nominees, the Nominating/Corporate Governance Committee and our board of directors consider relevant factors, including, but not limited to: a general understanding of marketing, finance, information technology and cybersecurity, governmental relations, corporate strategy and other elements relevant to the operation of a large publicly-traded company in today's business environment, senior leadership experience, an understanding of our business, educational and professional background, diversity of skills, perspectives and experiences, character, and whether the candidate would satisfy the independence standards of the New York Stock Exchange (the "NYSE"). The Nominating/Corporate Governance Committee also considers the following attributes or qualities in evaluating the suitability of candidates and nominees to the board:

- *Integrity*: Candidates should demonstrate high ethical standards and integrity in their personal and professional dealings.
- *Accountability*: Candidates should be willing to be accountable for their decisions as directors.
- *Judgment*: Candidates should possess the ability to provide wise and thoughtful counsel on a broad range of issues.
- *Responsibility*: Candidates should interact with each other in a manner which encourages responsible, open, challenging and inspired discussion. Directors must be able to comply with all duties of care, loyalty, and confidentiality.
- *High Performance Standards*: Candidates should have a history of achievements which reflects high standards for themselves and others.
- *Commitment and Enthusiasm*: Candidates should be committed to, and enthusiastic about, their performance for the Company as directors, both in absolute terms and relative to their peers. Directors should be free from conflicts of interest and be able to devote sufficient time to satisfy their board responsibilities.
- *Financial Literacy*: Candidates should be able to read and understand fundamental financial statements and understand the use of financial ratios and information in evaluating financial performance.
- *Courage*: Candidates should possess the courage to express views openly, even in the face of opposition.

The Nominating/Corporate Governance Committee and our board of directors also consider whether each candidate is able to dedicate sufficient time, energy and attention to ensure the diligent performance of his or her duties. The Corporate Governance Guidelines set out the standards, including a policy on over-boarding, for assessing the ability of each candidate to fulfill his or her duties and responsibilities to the Company. Those standards include specific limitations that (i) directors should not hold more than four outside directorships with publicly-traded companies, provided, if he or she is employed on a full-time basis, then he or she should hold no more than two outside directorships with publicly traded companies; and (ii) members of the Audit Committee should serve on the audit committee of no more than three publicly-traded companies.

Process for Identifying and Evaluating Candidates

The Nominating/Corporate Governance Committee has two primary methods for identifying director nominees. First, on a periodic basis, the committee solicits ideas for possible candidates from members of the board of directors, senior level executives, and individuals personally known to the members of the board of directors. Second, the committee from time to time uses its authority under its charter to retain, at the Company's expense, one or more search firms to identify candidates.

The Nominating/Corporate Governance Committee will consider all candidates duly identified and will evaluate each of them based on the same criteria. The process that will be followed by the committee will include meetings from time to time to evaluate biographical information and background material relating to potential candidates and interviews of selected candidates by members of the Nominating/Corporate Governance Committee, other members of the board and senior management. The committee emphasizes creating a diverse pool of candidates. The candidates recommended for the board's consideration will be those individuals from that pool who the committee believes will create a board of directors that is, as a whole, strong in its collective knowledge of, and diverse in skills, perspectives, and experience with respect to, accounting and finance, management and leadership, vision and strategy, business operations, business judgment, crisis management, risk assessment, information technology and cybersecurity, industry knowledge, governmental relations for a heavily regulated industry, and corporate governance.

Board Succession Planning

The Nominating/Corporate Governance Committee oversees and plans for director succession and refreshment of our board of directors to ensure a mix of skills, perspectives, experience, tenure, and diversity that promote and support our long-term strategy. Historically, the Nominating/Corporate Governance Committee has focused on succession planning issues in advance of the expected departure date for longer-termed directors. Specifically, new directors have been recruited prior to the expected departures to facilitate onboarding and integration of a new director or directors. The board believes the temporary expansion of the board allows for an orderly transition from the legacy board composition to the newly constituted board and for each longer-tenured director to contribute his or her extensive knowledge of, and experience with, the Company to each new director. In connection with director succession planning, the committee engages, from time to time, a search firm to identify director candidates for consideration by the board.

Director Nominees Proposed by Stockholders

The Nominating/Corporate Governance Committee will consider written proposals from stockholders for director nominees. In considering candidates submitted by stockholders, the Nominating/Corporate Governance Committee will take into consideration the needs of the board of directors and the qualifications of the candidate. In accordance with our Bylaws, any such nominations must be received by the Nominating/Corporate Governance Committee, c/o the corporate secretary, not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event the annual meeting is called for a date that is not within 30 days before or after such anniversary date, a nomination, in order to be timely, must be received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs. The Nominating/Corporate Governance Committee received no nominee recommendations from stockholders for the 2025 annual meeting. Pursuant to our Bylaws, stockholder nominations for our 2026 annual meeting of stockholders must be received at our principal executive offices on or after January 1, 2026 and not later than January 31, 2026. All stockholder nominations must be sent by mail or courier service and addressed to Encompass Health Corporation, 9001 Liberty Parkway, Birmingham, Alabama 35242, Attention: Corporate Secretary. Other electronic mail and facsimile delivery are not monitored routinely for stockholder submissions or may change from time to time, so timely delivery cannot be ensured.

Stockholder nominations must include the information set forth in Section 3.4 of our Bylaws and be accompanied by a written consent of each proposed nominee to being named as a nominee and to serving as a director if elected. A stockholder providing notice of a nomination must update and supplement the notice so that the information in the notice is true and correct as of the record date(s) for determining the stockholders entitled to receive notice of and to vote at the annual meeting. Any stockholder that intends to submit a nomination for the board of directors should read the entirety of the requirements in Section 3.4 of our Bylaws which can be found in the "Corporate Governance" section of our website at https://investor.encompasshealth.com. Shareholders who intend to solicit proxies in support of director nominees other than our board's nominees must comply with the additional requirement of Rule 14a-19(b) under the Securities Exchange Act of 1934, as amended. The chairperson of the meeting shall have the power to determine and declare to the meeting whether or not a nomination was made in accordance with the procedures set forth in our Bylaws

and, if the chairman determines that a nomination is not in accordance with the procedures set forth in the Bylaws, to declare to the meeting that the defective nomination will be disregarded.

Finally, our Bylaws provide for reimbursement of certain reasonable expenses incurred by a stockholder or a group of stockholders in connection with a proxy solicitation campaign for the election of one nominee to the board of directors. This reimbursement right is subject to conditions including the board's determination that reimbursement is consistent with its fiduciary duties. We will reimburse certain expenses that a nominating stockholder, or group of nominating stockholders, has incurred in connection with nominating a candidate for election to our board if the conditions set out in Section 3.4(c) of our Bylaws are met. If those conditions are met and the proponent's nominee is elected, we will reimburse the actual costs of printing and mailing the proxy materials and the fees and expenses of one law firm for reviewing the proxy materials and one proxy solicitor for conducting the related proxy solicitation. If those conditions are met and the proponent's nominee is not elected but receives 40% or more of all votes cast, we will reimburse the proportion of those qualified expenses equal to the proportion of votes that the nominee received in favor of his or her election to the total votes cast. For additional detail including the conditions to which any potential reimbursement is subject, please read Section 3.4(c) of our Bylaws which can be found in the "Corporate Governance" section of our website at https://investor.encompasshealth.com.

Director Independence

The NYSE listing standards require that the Company have a majority of independent directors and provide that no director will qualify as "independent" for these purposes unless the board of directors affirmatively determines that the director has no material relationship with the Company. Additionally, the listing standards set forth a list of relationships and transactions that would prevent a finding of independence if a director or an immediate family member of that director were a party.

On an annual basis, our board of directors undertakes a review of the independence of the nominees. In accordance with the NYSE listing standards, we do not consider a director to be independent unless the board determines (i) the director meets all NYSE independence requirements and (ii) the director has no material relationship with the Company (either directly or as a partner, stockholder or officer of an organization that has a relationship with the Company). Members of the Audit, Compensation and Human Capital, and Nominating/Corporate Governance Committees must also meet applicable independence tests of the NYSE and the SEC. In connection with this determination, each director and executive officer completes a questionnaire which requires disclosure of, among other topics: any transactions or relationships between any director or any member of his or her immediate family and the Company, its subsidiaries or affiliates, its independent registered public accounting firm or any advisors to the Compensation and Human Capital Committee; any transactions or relationships between any director or any member of his or her immediate family and members of the senior management of the Company or their affiliates; and any charitable contributions to not-for-profit organizations for which our directors or immediate family members serve as executive officers. There were no material director-related relationships, transactions or contributions in 2024.

Our board has determined that all nine of our non-employee director nominees are independent in accordance with our Corporate Governance Guidelines and the NYSE listing standards. All of the members of the Audit, Compensation and Human Capital, Nominating/Corporate Governance, and Compliance and Quality of Care Committees satisfy those independence tests. Additionally, our board has determined that each of the members of the Audit Committee qualifies as an "audit committee financial expert" under SEC regulations.

Compensation of Directors

Every year, pursuant to its charter, the Compensation and Human Capital Committee evaluates the compensation of our non-employee directors, including the respective chairperson fees, and recommends any changes it deems advisable to the full board of directors, which is responsible for adopting the final form and amount of non-employee director compensation. As part of its annual review, the Compensation and Human Capital Committee receives comparative peer and industry data and recommendations from its independent compensation consultant, Pay Governance. This peer group is the same one used for executive compensation and discussed on page 45. Recognizing there are timing differences in the data and variability year to year, the Compensation and Human Capital Committee and the board attempt to ensure non-employee director compensation, including chairperson fees, is competitive with the corresponding market median compensation levels. In 2024, based on market pay trends, the comparison to the peer group compensation elements (taking into account the Company's relative size at the 78th percentile for total revenues), and the length of time since the base director compensation changed, the board increased the annual cash retainer by $10,000 and the annual equity grant by $15,000. Based on the comparisons to the peer group chair fees and the increased time commitment associated with the roles, the board also increased the non-executive chairman fee and the chairperson fee for the Compliance and Quality of Care Committee by $25,000 and $5,000, respectively. Additionally, the terms of our 2016 Omnibus Performance Incentive Plan, approved by our stockholders in 2016, establish a maximum value ($300,000) for both the equity awards granted and the cash fees paid to a non-employee director in a given year. The total of both cannot exceed $600,000.

In 2024, we provided the following annual compensation to directors who are not employees:

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	All Other Compensation ($)[3]	Total ($)
Greg D. Carmichael	213,077	165,005	7,597	385,679
John W. Chidsey*	33,516	—	28,295	61,811
Edward M. Christie III	106,648	165,005	1,254	272,907
Donald L. Correll*	75,412	—	29,507	104,919
Joan E. Herman	111,676	165,005	27,196	303,877
Leslye G. Katz	126,648	165,005	27,196	318,849
Patricia A. Maryland	119,945	165,005	7,597	292,547
Kevin J. O'Connor	106,648	165,005	3,984	275,637
Christopher R. Reidy	136,648	165,005	4,753	306,406
Nancy M. Schlichting	119,945	165,005	11,542	296,492
Terrance Williams	111,676	165,005	7,597	284,278

* Retired as of the 2024 annual meeting of stockholders.

[1] The amounts reflected in this column are the retainer and chairperson fees earned for service as a director for 2024, regardless of when such fees are paid.

[2] Each non-employee director received an award of restricted stock units, or RSUs, with a grant date fair value, computed in accordance with Accounting Standards Codification 718, *Compensation – Stock Compensation*, of $165,005 (1,978 units). These awards are fully vested in that they are not subject to forfeiture; however, no shares underlying a particular award will be issued until after the date the director ends his or her service on the board. As of December 31, 2024, each director held the following aggregate RSU awards: Mr. Carmichael - 13,268, Mr. Christie - 2,992, Ms. Herman - 45,022, Ms. Katz - 45,022, Ms. Maryland - 13,268, Mr. O'Connor - 7,415, Mr. Reidy - 8,660, Ms. Schlichting - 19,569, and Mr. Williams - 13,268. There were no other outstanding stock awards.

[3] The amounts reflected in this column represent the value of additional RSUs granted as dividend equivalents in connection with the payment of dividends on our common stock during 2024 as required by the terms of the original grants.

Effective as of May 2024, our non-employee directors receive an annual base cash retainer of $110,000 paid quarterly. Also effective as of May 2024, we pay the following chairperson fees to compensate for the enhanced responsibilities and time commitments associated with those positions:

Chair Position	Fees Earned or Paid in Cash ($)
Chairman of the Board	150,000
Audit Committee	30,000
Compensation and Human Capital Committee	20,000
Compliance and Quality of Care Committee	20,000
Nominating/Corporate Governance Committee	20,000

Our non-employee directors may elect to defer all or part of their cash fees under our Directors' Deferred Stock Investment Plan. Elections must be made prior to the beginning of the applicable year. Under the plan, amounts deferred by non-employee directors are promptly invested in our common stock by the plan trustee at the market price at the time of the payment of the fees. Stock held in the deferred accounts is entitled to any dividends paid on our common stock, which dividends are promptly invested in our common stock by the plan trustee at the market price. Fees deferred under the plan and/or the acquired stock are held in a "rabbi trust" by the plan trustee. Accordingly, the plan is treated as unfunded for federal tax purposes. Amounts deferred and any dividends reinvested under the plan are distributed in the form of our common stock upon termination from board service. As of December 31, 2024, Messrs. Christie and Reidy held 1,419 and 3,581 shares, respectively, under the plan.

In addition, each non-employee member of the board of directors received a grant of restricted stock units valued at approximately $165,000 in 2024. When dividends are paid on our common stock, the directors receive the equivalent in restricted stock units based on the number of restricted stock units held and the value of the stock. The restricted stock units held by each director will be settled in shares of our common stock following the director's departure from the board.

In furtherance of the goal to align the interests of our management with those of our stockholders, we have equity ownership guidelines for senior management and members of the board of directors. Each non-employee director should own equity equal in value to $550,000 within five years of appointment or election to the board. As of February 13, 2025, all of our non-employee directors with five or more years of service have attained the ownership levels under the guidelines.

Mr. Tarr received no additional compensation for serving on the board.

AUDIT COMMITTEE REPORT

The board of directors has the ultimate authority for effective corporate governance, including the role of oversight of the management of the Company. The Audit Committee's purpose is to assist the board of directors in fulfilling its responsibilities to the Company and its stockholders by overseeing the accounting and financial reporting processes, the qualifications and selection of the independent registered public accounting firm engaged by the Company, and the performance of the Company's Inspector General, internal auditors and independent registered public accounting firm. The Audit Committee members' functions are not intended to duplicate or to certify the activities of management or the Company's independent registered public accounting firm.

In its oversight role, the Audit Committee relies on the expertise, knowledge and assurances of management, the internal auditors, and the independent registered public accounting firm. Management has the primary responsibility for establishing and maintaining effective systems of internal and disclosure controls (including internal control over financial reporting), for preparing financial statements, and for the public reporting process. PricewaterhouseCoopers LLP, the Company's independent registered public accounting firm, is responsible for performing an independent audit of the Company's consolidated financial statements, for expressing an opinion on the conformity of the Company's audited financial statements with generally accepted accounting principles in the United States, and for expressing its own opinion on the effectiveness of the Company's internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002. In this context, the Audit Committee:

- reviewed and discussed with management and PricewaterhouseCoopers LLP the fair and complete presentation of the Company's consolidated financial statements and related periodic reports filed with the SEC (including the audited consolidated financial statements for the year ended December 31, 2024, and PricewaterhouseCoopers LLP's audit of the Company's internal control over financial reporting);
- discussed with PricewaterhouseCoopers LLP the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (the "PCAOB") and the Securities and Exchange Commission; and
- received the written disclosures and the letter from PricewaterhouseCoopers LLP required by PCAOB Rule 3526 (Communication with Audit Committees Concerning Independence) and discussed with PricewaterhouseCoopers LLP its independence from the Company and its management.

The Audit Committee also discussed with the Company's internal auditors and PricewaterhouseCoopers LLP the overall scope and plans for their respective audits; reviewed and discussed with management, the internal auditors, and PricewaterhouseCoopers LLP the significant accounting policies applied by the Company in its financial statements, as well as alternative treatments and risk assessment; and met periodically in executive sessions with each of management, the internal auditors, and PricewaterhouseCoopers LLP.

The Audit Committee was kept apprised of the progress of management's assessment of the Company's internal control over financial reporting and provided oversight to management during the process.

Based on the reviews and discussions described above, the Audit Committee recommended to the board of directors, and the board of directors approved, that the audited consolidated financial statements for the year ended December 31, 2024, and management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2024, be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024 for filing with the SEC. The Audit Committee has selected PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for 2025.

Audit Committee
Christopher R. Reidy (Chair)
Edward M. Christie III
Leslye G. Katz
Terrance Williams

COMPENSATION AND HUMAN CAPITAL COMMITTEE MATTERS

Scope of Authority

The Compensation and Human Capital Committee acts on behalf of our board of directors to establish the compensation of our executive officers, other than the Chief Executive Officer, and provides oversight of the Company's compensation philosophy for senior management. The Compensation and Human Capital Committee reviews and recommends to the board for final approval the compensation of the Chief Executive Officer and the non-employee directors. The Compensation and Human Capital Committee also acts as the oversight committee and administrator with respect to our equity compensation, bonus and other compensation plans covering executive officers and other senior management. In overseeing those plans, the Compensation and Human Capital Committee may delegate authority for day-to-day administration and interpretation of the plans, including selection of participants, determination of award levels within plan parameters, and approval of award documents, to officers of the Company. However, the Compensation and Human Capital Committee may not delegate any authority under those plans for matters affecting the compensation and benefits of the executive officers. The Compensation and Human Capital Committee may also delegate other responsibilities to a subcommittee comprised of no fewer than two of its members, provided that it may not delegate any power or authority required by any applicable law or listing standard to be exercised by the committee as a whole. In addition to its compensation oversight authority, the Compensation and Human Capital Committee reviews our human capital strategy and management activities and oversees assessment and management of human capital-related risks, such as those involving recruitment, retention, inclusion and diversity, employee engagement, and employment litigation.

Compensation Committee Interlocks and Insider Participation

No member of our Compensation and Human Capital Committee is an officer or employee of the Company. None of our current executive officers serves or has served as a member of the board of directors or compensation committee of any other company that had one or more executive officers serving as a member of our board of directors or Compensation and Human Capital Committee.

Compensation and Human Capital Committee Report

The Compensation and Human Capital Committee reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K, and, based upon such review and discussions, the Compensation and Human Capital Committee recommended to the board of directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference in the Company's Annual Report on Form 10-K for the year ended December 31, 2024.

Compensation and Human Capital Committee
Patricia A. Maryland (Chair)
Greg D. Carmichael
Joan E. Herman
Nancy Schlichting

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This section presents the key components of our executive compensation program. We explain why we compensate our executives in the manner we do and how these philosophies guide the individual compensation decisions for our named executive officers, or "NEOs." Our 2024 compensation decisions were directed by our board of directors and its Compensation and Human Capital Committee, which we refer to as the "Committee" in this section only. Our NEOs for 2024, whose compensation arrangements are discussed in this proxy statement, are:

Name	Title
Mark J. Tarr	President and Chief Executive Officer
Douglas E. Coltharp	Executive Vice President and Chief Financial Officer
Patrick Darby	Executive Vice President, General Counsel and Secretary
Elissa J. Charbonneau	Chief Medical Officer
Andrew L. Price	Chief Accounting Officer

EXECUTIVE SUMMARY

Strategy and Business Overview

Encompass Health is a leading provider of inpatient rehabilitation healthcare services, offering facility-based patient care through our network of inpatient rehabilitation hospitals. As of February 13, 2025, our national footprint spans 38 states and Puerto Rico and includes 166 hospitals. We are committed to delivering high-quality, cost effective patient care. Our inpatient rehabilitation hospitals offer specialized rehabilitative care across a wide array of diagnoses and deliver comprehensive, high-quality, cost-effective patient care services. The majority of our patients have experienced significant physical and cognitive disabilities or injuries due to medical conditions, such as strokes, hip fractures, and a variety of debilitating neurological conditions, that are generally nondiscretionary in nature and require rehabilitative healthcare services in an inpatient setting. Our teams of highly skilled nurses and physical, occupational, and speech therapists utilize proven technology and clinical protocols with the objective of returning patients to home and work. Patient care is provided by nursing and therapy staff as directed by physician orders while case managers monitor each patient's progress and provide documentation and oversight of patient status, achievement of goals, discharge planning, and functional outcomes. Our hospitals provide a comprehensive interdisciplinary clinical approach to treatment that leads to a higher level of care and superior outcomes.

We believe we differentiate ourselves from our competitors based on, among other things, the quality of our clinical outcomes, our cost-effectiveness, our financial strength, and our extensive application of technology. We also believe our competitive strengths discussed below give us the ability to adapt and succeed in a healthcare industry facing regulatory uncertainty around attempts to improve outcomes and reduce costs. For additional information regarding our business, refer to Item 1, Business, in our Annual Report on Form 10-K for the year ended December 31, 2024 (the "2024 Form 10-K").

2024 Business Highlights and Recent Track Record

Our clinicians have consistently provided high quality, compassionate care to patients in need of our services. The dedication of our team members allowed us to make significant operational and strategic progress and to generate strong financial results in 2024:

Operational Achievements

✓ Our overall patient discharges and "same store" discharges increased by 8.3% and 5.6%, respectively.

✓ Net operating revenues increased 11.9% over 2023.

✓ Our hospital teams delivered high-quality outcomes in a cost-effective manner.

✓ We entered new markets and enhanced our geographic coverage in existing markets in 2024 by adding six new hospitals (280 beds). We also expanded existing hospitals by 147 beds (inclusive of a new 40-bed satellite hospital).

Quality of Care and Outcomes for Our Patients

✓ We continued to outperform industry averages in the inpatient rehabilitation quality of care measures of discharge to community.

✓ 144 of our hospitals hold one or more Joint Commission specialty accreditations in rehabilitation.

✓ We reduced overall nurse and first-year RN turnover by 270 and 127 basis points, respectively.

✓ We continued roll out of in-house hemodialysis capabilities (109 hospitals at year-end).

Operating Performance and Executive Compensation

We utilize performance objectives in our compensation plans which we believe will, over time, lead to enhanced stockholder value. Over the past several years, we established a track record of delivering strong results from operations, and we are proud of our strong 2024 operational and financial performance, broad-based volume growth, and significant advancement of our strategic positioning.

Healthcare is a highly regulated industry. Successful healthcare providers are those able to adapt to changes in the regulatory and operating environments, build strategic relationships across the healthcare continuum, and consistently provide high-quality, cost-effective care. We believe we have the necessary capabilities—change agility, strategic relationships, quality of patient outcomes, cost effectiveness, engaged employees, and ability to capitalize on growth opportunities—to adapt to and succeed in a dynamic, highly regulated industry, and we have a proven track record of doing so.

Overview of Executive Compensation Actions in 2024

For 2024, our board of directors (for actions related to our President and Chief Executive Officer) and the Committee (for all other NEOs) considered the total compensation packages, both in whole and by component, of our NEOs to determine appropriateness in light of our executive compensation philosophy and 2024 anticipated challenges. We took the following actions:

2024 Executive Compensation Actions Summary		
Compensation Component	**Actions Related to Plans from Prior Years**	**Actions Related to 2024 Plans**
Base Salary	Not applicable	• Increased base salaries of Mr. Darby and Mr. Price to $625,000 and $345,000, respectively
Senior Management Bonus Plan ("SMBP")	Approved payout of 2023 SMBP awards at 183.6% of target performance	• Modified the Quality/Strategic Objectives Scorecard by increasing the First Year RN Turnover target to 70% of hospitals meeting or exceeding their goal (formerly 60%) and removing Discharge to Skilled Nursing Facility as a metric; weighting of remaining factors were rebalanced
Long-Term Incentive Plan ("LTIP")	Approved 2022 PSU award payouts based on performance compared to targets for 2022-23 performance period; awards equaled a weighted average of 127.2% of target opportunity	• Expanded PSU performance period to 3 years (from 2 years) • Increased Mr. Tarr's target LTIP to $5,425,000
Other	Not applicable	• Introduced a limited annual allowance (estimated at approximately $75,000) for Mr. Tarr's personal use of corporate aircraft

Response to 2024 Say-on-Pay Vote

The Committee believes the 98.0% affirmative vote on our 2024 "say-on-pay" vote indicates that our stockholders support our current executive compensation program's alignment with our business strategy in the evolving healthcare industry. The expansion of the 2024 PSU performance period to three years emphasizes our continued commitment to long-term performance for stockholders.

EXECUTIVE COMPENSATION PHILOSOPHY

Our Compensation Philosophy	• Provide a competitive rewards program for our senior management that aligns management's interests with those of our long-term stockholders • Correlate compensation with corporate, regional and business unit outcomes by recognizing performance with appropriate levels and forms of awards • Establish financial and operational goals to sustain strong performance over time • Place 100% of annual cash incentives and a majority of equity incentive awards at risk by directly linking those incentive payments and awards to the Company's performance • Provide limited executive benefits to promote individual health, security, and peace of mind

We believe this philosophy will enable us to attract, motivate, and retain talented and engaged executives who will enhance long-term stockholder value.

Pay and Performance

Our executive compensation program is designed to provide a strong correlation between pay and performance. Pay refers to the value of an executive's total direct compensation, or "TDC."	**Base Salary** + **Annual Cash Incentives** + **Long-Term Equity Incentives** **Total Direct Compensation**

NEO Target Total Direct Compensation

Named Executive Officer	Base Salary	Target Annual Cash Incentive (% of Base)	Target Long-Term Equity Incentive	Target Total Direct Compensation
Mark J. Tarr	$1,050,000	120%	$5,425,000	$7,735,000
Douglas E. Coltharp	700,000	85%	1,925,000	3,220,000
Patrick Darby	625,000	75%	1,031,250	2,125,000
Elissa J. Charbonneau	415,000	50%	456,500	1,079,000
Andrew L. Price	345,000	50%	379,500	897,000

In 2024, all cash incentive target amounts and a substantial majority of NEO equity award values were dependent on performance measured against predetermined, board- or committee-approved objectives. The graphs below approximately reflect: (i) the portion of our NEOs' 2024 target TDC that is performance-based and (ii) the time frame (i.e., annual vs. long-term) for our NEOs to realize the value of the various TDC components.

President & Chief Executive Officer (Tarr)

72.4% Performance Based

Base Pay	Annual Cash Incentive	Options	PSU	RSA
13.6%	16.3%	14.0%	42.1%	14.0%

70.1% Long-Term

Average for Coltharp and Darby


64.2% Performance Based

Base Pay 24.8%	Annual Cash Incentive 19.9%	Options 11.1%	PSU 33.2%	RSA 11.1%

55.4% Long-Term


Average for Charbonneau and Price


44.6% Performance Based

Base Pay 38.5%	Annual Cash Incentive 19.2%	PSU 25.4%	RSA 16.9%

42.3% Long-Term


Note: Numbers may not sum to 100% due to rounding.

Other Best Practices

To ensure the Company has strong corporate governance and risk mitigation, the board of directors also adopted the following best practices related to executive compensation:

✓ Annual and long-term incentive plans have capped, maximum award opportunities.

✓ Equity ownership guidelines for senior executives require retention of 50% of net shares at the time of exercise/vest until ownership multiple is met.

✓ Annual and long-term incentive plans are designed with multiple measures of performance.

✓ Insider trading policy expressly prohibits hedging or pledging of our stock by executives and directors.

✓ Annual incentive plan includes financial, quality of care, and workforce retention metrics in support of a sustainable business model.

✓ Supplemental executive benefits or perquisites are substantially limited to a nonqualified 401(k) plan, optional financial planning services, optional executive physical examinations, and a small amount of personal use of corporate aircraft by CEO.

✓ Performance-based long-term incentive awards have three-year performance periods and include relative Total Shareholder Return modifier.

✓ The Committee's independent consultant, Pay Governance, is retained directly by the Committee and performs no other work for the Company.

✓ Long-term equity awards for senior vice presidents and above provide for continued vesting post-retirement in support of longer range decision making.

✓ Independent sessions are scheduled at every regular meeting of our board and the Committee (no members of management are present at these independent sessions).

✓ Compensation recoupment, or "claw-back," policy applies to all officers, covers misconduct in some cases where a financial restatement has not occurred, and otherwise complies with NYSE claw-back requirements

✓ Change-of-control compensation arrangements include a "double trigger" requiring generally both a change in control and termination of employment to receive cash benefits and accelerated vesting of equity and do not provide tax gross-ups.

DETERMINATION OF COMPENSATION

Key Participants	Roles and Responsibilities
Compensation and Human Capital Committee	Oversees our compensation and employee benefit and human capital objectives, plans, and policies. Reviews and approves (or recommends for approval of the independent directors of our board in the case of the Chief Executive Officer) the individual compensation of the executive officers. The Committee is comprised solely of four independent directors. Its responsibilities related to the compensation of our NEOs, include: • review and approve the Company's compensation programs and policies, including incentive compensation plans and equity-based plans; • review and approve corporate goals and objectives relevant to the compensation of our NEOs, then (i) evaluate their performance and (ii) determine and approve their base compensation levels and incentive compensation based on this evaluation; and, in the case of our Chief Executive Officer, recommend such compensation to the board for approval. The Committee receives support from the Chief Human Resources Officer and the human resources staff and also engages its own executive compensation consultant as described below.
Chief Executive Officer	Makes recommendations to the Committee regarding our executive compensation plans and, for all other NEOs, proposes adjustments to base salaries and awards under our annual incentive compensation and long-term equity-based plans, establishes individual objectives, and reviews with the Committee the performance of the other NEOs on their individual objectives. The Chief Executive and Chief Human Resources Officers regularly attend meetings of the Committee.
Compensation Consultant	The Committee relies on Pay Governance for independent executive compensation advice and support. Pay Governance is retained by, and works directly for, the Committee and attends meetings of the Committee, as requested by the Committee chair. Pay Governance has no decision making authority regarding our executive compensation. Services provided include, among others: • updates and advice to the Committee on the regulatory environment as it relates to executive compensation matters; • advice on trends and best practices in executive compensation and executive compensation plan design; • market data, analysis, evaluation, and advice in support of the Committee's role; and • commentary on our executive compensation decisions and disclosures. Management has separately engaged Mercer (US) Inc. The scope of that engagement includes providing data and analysis on competitive executive and non-executive compensation practices. Mercer data on executive compensation practices was provided to the Committee, subject to review by, and input from, Pay Governance. Mercer also provides a diagnostic tool and support to our assessment of risk related to our compensation practices. Mercer does not directly advise the Committee in determining or recommending the amount or form of executive compensation.

Assessment of Competitive Compensation Practices

The Committee does not employ a strict formula in determining executive compensation. A number of factors are considered in determining executive base salaries, annual incentive opportunities, and long-term incentive awards, including:

✓ the executive's responsibilities	✓ internal equity within senior management
✓ the executive's experience	✓ succession plans and business continuity
✓ the executive's performance	✓ competitive market data

To assess our NEOs' target TDC, the Committee reviews competitive data from two sources:

• compensation survey data noted below, and

• healthcare peer group data - Pay Governance, at the direction of the Committee, assembles data for a targeted group of healthcare industry peers.

The survey data provides a significant sample size, includes information for management positions below senior executives, and includes companies in healthcare and other industries from which we might recruit for executive positions.

Survey Sources	
Mercer Benchmark Database	WTW Executive Compensation Data Bank
Mercer Integrated Health Networks	Radford Global Compensation Database

For decisions made in February 2024, the Committee modified the previously adopted formulaic approach for developing the healthcare peer group by filtering the Russell 3000 index by Global Industry Classification Standard sub-industry codes to include only healthcare services, healthcare facilities, and managed healthcare, with revenues between 40% (formerly 33%) and 300% of Encompass Health's and predominately operating in the continental United States. Increasing the threshold provides greater comparability and anticipates reduced year-over year peer volatility, while providing for a sufficiently-sized peer group.

2024 Healthcare Peer Group

♦ Acadia Healthcare	♦ Chemed	♦ Pediatrix Medical Group
♦ Agilon health	♦ Community Health Systems	♦ Quest Diagnostics
♦ Amedisys	♦ Cross Country Healthcare	♦ R1 RCM
♦ AMN Healthcare	♦ DaVita	♦ Select Medical Holdings
♦ Aveanna Healthcare Holdings	♦ Ensign Group	♦ Surgery Partners
♦ Brookdale Senior Living	♦ ModivCare	
♦ Cano Health	♦ Option Care Health	

Note: Clover Health and Oak Street Health were removed from the prior year's group. No new peers were added for 2024.

The Committee reviews competitive data on base salary levels, annual incentives, and long-term incentives for each executive and the NEO group as a whole. In preparation for 2024 compensation decisions, the Committee reviewed total direct compensation opportunities for our NEOs. Referencing the 50th and 75th percentiles of both the Mercer survey data and the healthcare peer group data, as well as the assessment factors discussed above, the Committee determined the aggregate target TDC for the NEOs was within the competitive range. It is important to note the Committee, with input from its advisor, recognizes the benchmark data changes from year to year, so the comparison against those benchmarks places emphasis on sustained compensation trends to avoid short-term anomalies. In general, the Committee views compensation 15% above or below the 50th percentile to be within a competitive range given year to year variability in the data and also considers our size relative to the companies in the healthcare peer group and implications for compensation (Encompass Health's revenues were at the 78th percentile at the time of the Committee's review). Each NEO's 2024 TDC fell between the 50th and the 75th percentiles of the peer group.

The Committee has considered the appropriate competitive target range to attract and retain the kind of executive talent necessary to successfully achieve our strategic objectives. The Committee's objective is to establish target performance goals that will result in strong performance by the Company. Executives may achieve higher actual compensation for exceptional performance relative to these target performance goals and below-median levels of compensation for performance that is not as strong as expected.

ELEMENTS OF EXECUTIVE COMPENSATION

Elements of Annual Total Rewards at a Glance

Total Reward Component	Purpose	2024 Actions
Base Salary	Provide our executives with a competitive level of regular income.	Increased base salaries of Mr. Darby and Mr. Price to $625,000 and $345,000, respectively.
Annual Incentives	Intended to drive Company performance while focusing on annual objectives.	Modified the Quality/Strategic Objectives Scorecard: increased First Year RN Turnover target to 70% of hospitals meeting or exceeding their goal and removed Discharge to Skilled Nursing Facility as a metric.
Long-Term Incentives	Intended to focus executive attention on longer-term strength of the business and align their interests with our stockholders.	Lengthened the PSU performance period to 3 years and increased Mr. Tarr's target LTIP to $5,425,000.
Health and Welfare Benefits	Provide our executives with programs that promote health and financial security.	No changes.
Other Benefits and Perquisites	Encourage supplemental tax deferral savings beyond 401(k) limitations and promote health awareness and personal safety.	Introduced limited annual allowance (estimated at approximately $75,000) for Mr. Tarr's personal use of corporate aircraft.
Change in Control and Severance	Provide business continuity during periods of transition.	No changes.

The primary elements of our executive compensation program are:

Base Salary + Annual Cash Incentives + Long-Term Equity Incentives

Base Salary

We provide executives and other employees with base salaries to compensate them with regular income at competitive levels. Base salary considerations include the factors listed under "Assessment of Competitive Compensation Practices" above.

The base salaries of our NEOs are reviewed annually. As a result of the 2024 review, the salaries for Mr. Darby and Mr. Price were increased to $625,000 and $345,000, respectively. Mr. Darby's increase of $75,000 reflects the expansion of his responsibilities to include Government Affairs and Reimbursement and the recognition of his outsized role on the executive leadership team. Mr. Price's increase of $10,000 to address his level of experience. The salaries for the remaining NEOs were determined to be appropriate and competitive and maintained at 2023 levels.

Annual Base Salaries as of 12/31/2024

Mark J. Tarr	President and Chief Executive Officer	$1,050,000
Douglas E. Coltharp	Executive Vice President and Chief Financial Officer	700,000
Patrick Darby	Executive Vice President, General Counsel and Secretary	625,000
Elissa J. Charbonneau	Chief Medical Officer	415,000
Andrew L. Price	Chief Accounting Officer	345,000

Annual Incentives

Plan Objectives and Structure

The 2024 Senior Management Bonus Plan, or "SMBP," was designed to incentivize and reward our NEOs and others for annual performance as measured against predetermined corporate quantitative objectives intended to improve the Company's performance and promote stockholder value. For 2024, the Committee retained the corporate quantitative

objectives of Adjusted EBITDA[1] and the Quality/Strategic Objectives Scorecard[2]. The Quality/Strategic Objectives Scorecard approach provides the flexibility to adjust the non-financial metrics year over year as our business and the healthcare operating environment change. Achievement of each of the Quality/Strategic Objectives Scorecard metrics is measured by the percentage of hospitals meeting or exceeding their goals. Hospital-specific goals are established for each metric based on prior performance and relative performance to other hospitals. The Committee increased the weighting of the First Year RN Turnover metric while removing Discharge to Skilled Nursing Facility metric.

2024 SMBP Quantitative Objectives

	Award Range			
	Not Eligible	Threshold	Target	Maximum
Objective	0%	50%	100%	200%
Adjusted EBITDA	< $966,795,000	$966,795,000	$1,045,184,000	> $1,123,573,000

Quality/Strategic Objectives Scorecard Sub-Objective	Sub-Weight	% of Hospitals Meeting or Beating Hospital-Specific Goal		
Discharge to Community	35%	<60%	60%	70%	80%
Acute Transfer	15%	<60%	60%	70%	80%
Patient Satisfaction	30%	<60%	60%	70%	80%
First Year RN Turnover	20%	<60%	60%	70%	80%

To reward exceptional performance, the NEOs have the opportunity to receive a maximum payout in the event actual results reach a predetermined level for each objective. Conversely, if attained results are less than threshold for a component of the corporate or regional quantitative objectives, then no payout for that component of the quantitative objectives occurs. It is important to note the following:

- performance measures can be achieved independently of each other; and
- as results increase above the threshold, a corresponding percentage of the target cash incentive will be awarded. In other words, levels listed are on a continuum, and straight-line interpolation is used to determine the payout multiple between two payout levels shown in the table above.

$$\text{Base Salary} \times \text{Annual Target Cash Incentive Opportunity} \times \left[\begin{array}{c} \text{Sum of the products of} \\ \text{(weighting \%)} \times \text{(performance as \% of target)} \\ \text{for each applicable metric} \end{array} \right] = \text{SMBP Payout}$$

The structure of the 2024 SMBP emphasizes company performance. The Committee, and the board of directors in the case of our President and Chief Executive Officer, has the authority to recognize significant individual achievement or underperformance by modifying a final SMBP award up or down; however, no SMBP payout may exceed 200% of target. There were no modifications to the final awards under the 2024 SMBP.

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[1] For purposes of the 2024 SMBP, Adjusted EBITDA on a consolidated basis is the same as the measure described in the 2024 Form 10-K, and the results for SMBP purposes may be adjusted further for certain unusual or nonrecurring unbudgeted items. The Committee has established in advance the following five categories of adjustments for these unusual or nonrecurring unbudgeted items: acquisitions and divestitures, capital structure changes, litigation expenses and settlements, material legislative changes, and public health emergencies. The Committee believes these pre-approved categories, along with the application of the same GAAP standards to the calculation of a metric during the life of the award, help the metric to more accurately reflect items within management's control while also minimizing unintended incentives and disincentives associated with the accounting treatment for or impacts of unbudgeted, discretionary transactions. For 2024, the only adjustments for unbudgeted items were to add back (i) the amount of increased noncontrolling interest expense resulting from the contribution of a hospital to a joint venture ($3.2 million), and (ii) the foregone interest income from using cash on hand to fund senior notes redemptions ($1.1 million). Adjusted EBITDA is discussed in more detail, including reconciliations to corresponding GAAP financial measures, in Appendix A to this proxy statement.

[2] The Quality/Strategic Objectives Scorecard is a compilation of quality and strategic metrics that track patient satisfaction, patient discharge status, and first year registered nurse (RN) turnover by hospital. Patient Satisfaction results are derived by NRC Health through their Customer Intelligence Platform, a standardized survey of hospital patients. Patient discharge statuses and first year RN turnover are tracked via internal systems.

Establishing the Target Cash Incentive Opportunity

Under the SMBP, the Committee approves a target cash incentive opportunity for each NEO, based upon a percentage of his or her base salary, "Target Cash Incentive Opportunity as a % of Salary" in the table below. This target cash incentive opportunity is established as a result of the Committee's "Assessment of Competitive Compensation Practices" described above. The Committee also assigns relative weightings (as a percentage of total cash incentive opportunity) to the objectives as noted below.

2024 Senior Management Bonus Plan Weightings

Named Executive Officer	Target Cash Incentive Opportunity as a % of Salary	Consolidated Adjusted EBITDA	Quality/ Strategic Objectives Scorecard
Mark J. Tarr	120%	70%	30%
Douglas E. Coltharp	85%	70%	30%
Patrick Darby	75%	70%	30%
Elissa J. Charbonneau	50%	70%	30%
Andrew L. Price	50%	70%	30%

Assessing and Rewarding 2024 Achievement of Objectives

After the close of the year, the Committee assesses performance against the quantitative objectives to determine a weighted average result, or the percentage of each NEO's target incentive that has been achieved, for each objective. Actual 2024 Plan results for the quantitative objectives were as follows:

2024 Adjusted EBITDA Results

Objective	Target	Result	% of Target Metric Achievement
Adjusted EBITDA	$1,045,184,000	$1,107,786,000[3]	179.9%

2024 Quality/Strategic Objectives Scorecard Results

Objective	% of Target Metric Achievement	Weight	Weighted Metric Achievement
Discharge to Community	200.0%	35.0%	70.00%
Acute Transfer	181.0%	15.0%	27.15%
Patient Satisfaction	156.0%	30.0%	46.80%
First Year RN Turnover	—% *	20.0%	—%
Combined		**100%**	**144.0%**

  * Below threshold

2024 Senior Management Bonus Plan Awards - Calculated Actual

Named Executive Officer	Adjusted EBITDA	Quality/ Strategic Objectives Scorecard	Total Payout	Result as % of Target
Mark J. Tarr	$1,586,718	$544,320	$2,131,038	169.1%
Douglas E. Coltharp	749,284	257,040	1,006,324	169.1%
Patrick Darby	590,297	202,500	792,797	169.1%
Elissa J. Charbonneau	261,305	89,640	350,945	169.1%
Andrew L. Price	217,229	74,520	291,749	169.1%

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[3] Publicly reported financial results included Adjusted EBITDA of $1,103.7 million for 2024.

Long-Term Incentives

Plan Objectives and Structure

To further align the interests of management and stockholders, a significant portion of each NEO's total direct compensation is in the form of long-term equity awards. We believe such awards promote strategic and operational decisions that align the long-term interests of management and the stockholders and help retain executives. In support of our performance-driven total compensation philosophy, earned equity values are driven by stock price and financial and operational performance. All of the annual grants vest over three years. Participants must remain employed for three years to receive the entirety of the awards or, in the case of senior vice presidents and above (including our NEOs), have retired and satisfied the "good leaver" requirements described on page 61.

For 2024, our equity incentive plan provided participants at all officer levels with the opportunity to earn performance-based restricted stock, or "PSUs," time-based restricted stock, or "RSAs," and, for the Chief Executive Officer and the Executive Vice Presidents, stock options. The Committee believes these awards align all levels of management with stockholders and place a significant portion of TDC at risk. RSAs are included to enhance retention incentives. The only change in target award opportunities in 2024 was to Mr. Tarr's. Our board of directors approved, at the recommendation of the Committee and in recognition of Mr. Tarr's performance, an increase from $5,170,000 to $5,425,000.

The following table summarizes the 2024 target equity award opportunity levels and forms of equity compensation for each of our NEOs as approved by the Committee and board. These amounts differ from the equity award values reported in the Summary Compensation Table on page 56 due to the utilization of a 20-day average stock price to determine the number of shares granted as opposed to the grant date values used for accounting and reporting purposes.

2024 Equity Incentive Plan Structure

Named Executive Officer	Total Target Equity Award Opportunity	Options as % of the Award	PSUs as a % of the Award	RSAs as a % of the Award
Mark J. Tarr	$5,425,000	20%	60%	20%
Douglas E. Coltharp	1,925,000	20%	60%	20%
Patrick Darby	1,031,250	20%	60%	20%
Elissa J. Charbonneau	456,500	—%	60%	40%
Andrew L. Price	379,500	—%	60%	40%

PSU Awards in 2024

The Committee determined that performance-based vesting conditions for the majority of restricted stock granted to NEOs are appropriate to further align executives with the interests of stockholders and promote specific performance objectives while facilitating executive stock ownership. Under our equity incentive plan, PSUs entitle the recipients to receive a predetermined range of shares of common stock upon achievement of specified performance objectives. PSU awards do not provide for voting rights unless and until shares are earned and issued after the measurement period. For the 2024 PSU awards, the number of shares earned will be determined at the end of a three-year performance period. Dividends accrue and are only paid on shares issued after completion of the measurement period.

2024 PSU Objective Weightings



Normalized Earnings Per Share: 60.0%   Return on Invested Capital: 40.0%

PSUs are earned and vest based on the level of achievement of Normalized Earnings Per Share[4] ("EPS") and Return on Invested Capital[5] ("ROIC"). The weighting of these metrics are outlined above. The Committee chose these metrics because the Committee believes they directly align with our stockholders' interests.

The 2024 PSU awards to senior vice presidents and above (including all NEOs) have a three-year relative total shareholder return ("TSR") modifier applied to both the EPS and ROIC performance metrics. For this modifier, our TSR is ranked within a group of companies that are included in both the S&P Health Care Services Select Industry Index and the S&P 1500 Index. If our TSR is at the 75th percentile or above of the TSRs of the companies in that group, the number of shares earned from the achievement of the financial metrics will be multiplied by 1.25, not to exceed the existing 200% of target achievement cap. Conversely, if our TSR is at the 25th percentile or lower of the TSRs of the companies in that group, the number of shares earned from the achievement of the financial metrics will be multiplied by 0.75. If the Company's TSR is at the 50th percentile, there is no change in the number of shares earned. Other TSRs falling between the 25th and 75th percentiles will result in an interpolated modifier.

It is important to note:

- Management provides a report to the Committee that sets out the calculations of the actual results and engages an accounting firm to produce a report on the accuracy of the calculations;
- if results attained are less than the threshold, then no restricted shares are earned for that performance measure in that performance period; and
- as results increase above the threshold, a corresponding percentage of target equity value will be awarded. In other words, levels are on a continuum, and straight-line interpolation is used to determine the payout multiple between two payout levels.

Summary of 2023 PSU Award Results

The 2023 PSU awards completed their EPS and ROIC performance period on December 31, 2024. The EPS and ROIC objectives had the following achievement levels:

Objective	Target	Result[6]	Target Metric Achievement	Weight	Weighted Metric Achievement
EPS	$6.56	$8.11	194.5%	60%	116.7 %
ROIC	9.39%	11.03%	200.0%	40%	80.0 %
Combined				100%	196.7 %

The 2023 PSU awards held by our NEOs remain subject to the three-year relative TSR modifier. These achievement levels will be adjusted as described above based on that modifier as of December 31, 2025.

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[4] For purposes of 2024 PSUs, normalized EPS is calculated on a weighted-average diluted shares outstanding basis by adjusting net income from continuing operations attributable to Encompass Health for the normalization of income tax expense, fair value adjustments to the value of marketable securities, and certain unusual or nonrecurring unbudgeted items. The Committee has established in advance the following five categories for these unusual or nonrecurring unbudgeted items for Committee consideration: acquisitions and divestitures, changes in capital structure, litigation expenses and settlements, material legislative changes, and public health emergencies. The Committee believes these pre-approved categories, along with the application of the same GAAP standards to the calculation of a metric during the life of the award, help the metric to more accurately reflect items within management's control while also minimizing unintended incentives or disincentives associated with the accounting treatment for unbudgeted, discretionary transactions. For the 2023 EPS performance period ended December 31, 2024, those unbudgeted items included divestitures (Eau Claire, WI and Augusta, GA), net debt redemptions, a real estate lease buyout, and CON accelerated amortization, for which the net adjustment to normalize EPS was an increase of $0.05/share. The diluted share count for LTIP purposes includes, as is the case in our 2024 Form 10-K, the shares associated with restricted stock awards, performance share units, restricted stock units, and dilutive stock options but does not include the impact of stock repurchases, if any. The calculation of normalized earnings per share differs from that of basic and diluted earnings per share and adjusted earnings per share used in our earnings releases and publicly available financial guidance. We believe the calculation for compensation purposes for the associated performance period more accurately represents those matters within the control of management compared to that used in communications with the market.

[5] For purposes of 2024 PSUs, ROIC is defined as the three-year average net operating profit after taxes ("NOPAT") divided by the average invested capital as of December 31, 2023, 2024, 2025, and 2026. Invested capital is calculated as total assets less deferred tax assets, assets from discontinued operations, current liabilities, long-term operating lease liabilities, noncontrolling interests and redeemable noncontrolling interests plus current portion of long-term debt. NOPAT is defined as income from continuing operations attributable to Encompass Health common shareholders, excluding interest expense, fair value adjustments to the value of marketable securities, and loss on early extinguishment of debt, as adjusted for a normalized income tax expense. Both the numerator and the denominator are adjusted based on applicable items from the five categories for these unusual or nonrecurring unbudgeted items described above. For the 2023 ROIC performance period ended December 31, 2024, those unbudgeted items included divestitures, net debt redemptions, a real estate lease buyout, common stock repurchases, and CON accelerated amortization, for which the average annual net adjustment to NOPAT was an increase of $3.1 million and the net adjustments to the invested capital amounts at year end 2023 and 2024 were a decrease of $16.9 million and an increase of $227.5 million, respectively.

[6] Publicly reported financial results do not otherwise include the normalized EPS or ROIC metrics.

Time-Based Restricted Stock Awards in 2024

The Committee believes the portion of the 2024 award value denominated in RSAs provides retention incentives to our executives and facilitates stock ownership, which further links executives to our stockholders. Under our equity incentive plan, NEOs may be granted RSAs which entitle them to receive a predetermined number of restricted shares upon completion of a specified service period. The 2024 RSA awards vest ratably in equal annual increments over three years from the award date. The recipients of RSA awards have rights to vote and receive dividends. Dividends accrue when paid on outstanding shares, but the holders of RSAs will not receive the cash payments related to these accrued dividends until the associated restricted shares vest.

Stock Option Awards in 2024

The Committee believes nonqualified stock options also are an appropriate means to align the interests of our most senior executives with our stockholders since they provide an incentive to grow stock price. Each vested stock option permits the holder, for a period of ten years, to purchase one share of our common stock at the exercise price, which is the closing market price on the date of issuance. The 2024 options awards vest ratably in equal annual increments over three years from the award date. The number of options awarded equaled 20% of the total target equity award opportunity approved for the related officer divided by the individual option value determined using the Black-Scholes valuation model.

Equity Award Timing

Our long-standing practice is to have the independent members on our board of directors approve, based on recommendations of the Committee, equity awards for management at the February board meeting which is the first scheduled meeting each year and allows time to review and consider our prior year performance. The number of shares of common stock underlying the PSU, RSA, and stock option awards is determined using the average closing price for our common stock over the 20-day trading period preceding the February board meeting at which the awards are approved. The averaging of prices mitigates the risk of unintended consequences of using a single closing price that may reflect an anomalous price swing on that day. Of note, we customarily issue our fourth quarter earnings release well before the annual stock award grant at the February meeting of the board. The strike price for the stock option awards is set at the closing price on the second trading day after the filing of our Form 10-K, which is also the date of issuance. This timing for the pricing and issuance of stock options allows for the exercise price to reflect a broad dissemination of our financial results from the prior year and other material nonpublic information that may be included in the Form 10-K. Other than timing the establishment of the strike price for options to follow the release of our next annual or quarterly report, our board of directors and the Committee has not taken material nonpublic information into account in the schedule for granting awards in 2024. Likewise, in 2024, we have not timed the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation.

Executive Compensation Program Changes for 2025

For Mr. Tarr, the Board approved, in recognition of his performance and an increase in the peer group median pay, an increase in base salary from $1,050,000 to $1,100,000; an increase in SMBP target from 120% to 135% of base salary; and an increase in LTIP target from $5,425,000 to $6,000,000.

For Mr. Coltharp, the Committee approved an increase in base salary from $700,000 to $750,000; an increase in SMBP target from 85% to 100% of base salary; and an increase in LTIP target from 275% to 300% of base salary to better align the various components of compensation and total direct compensation to market while recognizing Mr. Coltharp's leadership responsibilities and promoting retention.

For Mr. Darby, the Committee approved an increase in SMBP target from 75% to 80% of base salary and an increase in LTIP target from 165% to 175% of base salary to better align the various components of compensation and total direct compensation to market, and to recognize Mr. Darby's additional functional responsibilities.

For Dr. Charbonneau, the Committee approved an increase in base salary from $415,000 to $435,000 and an increase in SMBP target from 50% to 60% of base salary to better align the various components of compensation and total direct compensation to market.

For 2025, a new financial advisory service is available to our senior vice presidents and above at no cost to the executive. As of February 13, 2025, none of our NEOs have elected to make use of this service.

Benefits

In 2024, our NEOs were eligible for the same benefits offered to other employees, including medical and dental coverage. NEOs are also eligible to participate in a qualified 401(k) plan, subject to the limits on contributions imposed by the Internal Revenue Service. In order to allow deferrals above the amounts provided by the IRS, executives and certain other officers are eligible to participate in a nonqualified deferred compensation plan that closely mirrors the current qualified 401(k) plan. Other than the nonqualified deferred compensation plan referenced here, we did not provide our executives with compensation in the form of a pension plan or a retirement plan.

Perquisite Practices

In general, we do not believe significant personal benefits are necessary for us to attract and retain executive talent. We do not provide tax payment reimbursements, gross ups, or any other tax payments to any of our executive officers. We do offer to pay for optional executive physical examinations (historically at a cost of less than $3,000 each) that we believe encourage proactive health management by our executives, which in turn benefits the business. We also offer reimbursement of relocation expenses when a senior officer is asked to move for business purposes. On occasion, there may be incidental perquisites arising from important business activities that have, in part, a direct or indirect personal benefit for the executives involved, such as entertainment associated with stockholder engagement or employee retreat functions. Additionally, from time to time, officers and directors may be allowed, if space permits, to have family members accompany them on business flights on our aircraft, at no material incremental cost to us.

Beginning in 2024, our board of directors granted Mr. Tarr a limited annual allowance for personal aircraft usage for security and flexibility purposes. The estimated allowance for 2024 was approximately $75,000 and will be approximately $100,000 for 2025.

OTHER COMPENSATION POLICIES & PRACTICES

Equity Ownership Guidelines for Management and Non-Employee Directors

To further align the interests of our management with those of our stockholders, we have adopted equity ownership guidelines for senior management and members of our board of directors. Executive officers and outside directors have five years to reach their ownership level and upon each tax recognition or option exercise event, a covered officer must hold at least 50% of the after-tax value of the related equity award until ownership levels are achieved. Equity grants to our non-employee directors must be held until the director leaves the board. For purposes of determining ownership guideline compliance, "ownership" includes the value of shares owned, unvested restricted stock or units, and measured performance-based restricted stock. In 2024, the board increased our non-employee director holding requirement from $500,000 to $550,000 in response to the increase in the annual cash retainer. All of our NEOs and non-employee directors with five or more years of service have attained the ownership levels under the guidelines and all of our NEOs and non-employee directors with less than five years of tenure are on track to meet the guidelines. Outlined in the table below were the ownership guidelines for 2024:

Position	Required Value of Equity Owned
Chief Executive Officer	5 times annual base salary
Executive Vice President	3 times annual base salary
other executive officer	1.5 times annual base salary
outside director	$550,000*

* Increased from $500,000 in May 2024.

52

Compensation Recoupment Policy

In July 2023, our board of directors amended and supplemented our existing compensation recoupment policy, which is an exhibit to our 2024 Form 10-K. The amended policy includes new provisions described below that are specifically applicable to current and former executive officers. The amended policy also delegates administration of the policy to the Compensation and Human Capital Committee.

The policy still provides that if it is determined that any fraud, illegal conduct, intentional misconduct, or gross neglect by any officer was a significant contributing factor to our having to restate all or a portion of our financial statements, the Company may:

- require reimbursement of any incentive compensation paid to that officer,
- cause the cancellation of that officer's restricted or deferred stock awards and outstanding stock options, and
- require reimbursement of any gains realized on the exercise of stock options attributable to incentive awards,

if and to the extent (i) the amount of that compensation was calculated based upon the achievement of the financial results that were subsequently reduced due to that restatement and (ii) the amount of the compensation that would have been awarded to that officer had the financial results been properly reported would have been lower than the amount actually awarded.

Additionally, if an officer is found to have committed fraud or engaged in intentional misconduct in the performance of his or her duties, as determined by a final, non-appealable judgment of a court of competent jurisdiction, and the Committee determines the action caused substantial harm to the Company, the Committee may, in its sole discretion, utilize the remedies described above.

The 2023 amendments require, in the event of a financial restatement, recoupment of any incentive-based compensation paid to current and former executive officers in the prior three fiscal years. The policy defines "financial restatement" to include any required accounting restatement to correct an error in previously issued financial statements that is material to those statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. The required recoupment applies to incentive compensation relating to financial report measures, such as EBITDA, EPS, ROIC and relative TSR, to the extent that such compensation exceeds the amount of the compensation that would have been awarded to that executive officer had the financial measures been properly reported initially. The Committee may only elect not to seek recoupment in very limited circumstances, including where there is a determination that such recovery would be impracticable and the amounts paid to a third party to assist in enforcing the policy would exceed the amount to be recovered.

Anti-Hedging Policy

The Company prohibits executive officers and directors from pledging our securities as collateral, including as part of a margin account. The Company also prohibits the following transactions for all employees and directors:

- short-term trading of our securities,
- short sales of our securities, and
- hedging or monetization transactions, such as zero-cost collars and forward sale contracts.

Severance Arrangements

It is not our common practice to enter into individual employment agreements with our senior executives. To provide our senior executives with competitive levels of certainty as a retention tool, potential benefits are provided to our senior executives under our change of control and severance plans. The Committee determined the value of benefits were reasonable, appropriate, and competitive with our healthcare provider peer group. As a condition to receipt of any payment or benefits under either plan, participating employees must enter into a restrictive covenant agreement. The duration of the restrictive covenants would be equal to the benefit continuation periods described below for each plan. Payments made under either plan are explicitly subject to the Compensation Recoupment Policy described above. As a matter of policy, payments under either plan do not include "gross ups" for taxes payable on amounts paid. Definitions of "cause," "retirement," "change in control," and "good reason" are provided on page 61.

Executive Severance Plan

The goal of the Executive Severance Plan is to help retain qualified, senior officers whose employment is subject to termination under circumstances beyond their control. Our NEOs are participants in the plan, which is an exhibit to our 2024 Form 10-K. Under the plan, if a participant's employment is terminated by the participant for good reason or by Encompass Health other than for cause (as defined in the plan), then the participant is entitled to receive a cash severance payment, health benefits, and the other benefits described below. Voluntary retirement, death, and disability are not payment triggering events. The terms of the plan, including the payment triggering events, were determined by the Committee to be consistent with healthcare industry market data from the Committee's and management's consultants.

The cash severance payment for participants is the multiple (shown in the table below) of annual base salary in effect at the time of the event plus any accrued, but unused, paid time off, and accrued, but unpaid, salary. This amount is to be paid in a lump sum within 60 days following the participant's termination date. In addition, except in the event of termination for cause or resignation for lack of good reason, the participants and their dependents continue to be covered by all life, healthcare, medical and dental insurance plans and programs, excluding disability, for a period of time set forth in the following table.

Position	Severance as Multiple of Annual Base Salary	Benefit Plan Continuation Period
Chief Executive Officer	3x	36 months
Executive Vice Presidents	2x	24 months
other executive officers	1x	12 months

Amounts paid under the plan are in lieu of, and not in addition to, any other severance or termination payments under any other plan or agreement with Encompass Health. As a condition to receipt of any payment under the plan, the participant must waive any entitlement to any other severance or termination payment by us, including any severance or termination payment set forth in any employment arrangement with us.

Upon termination of a participant without cause, or his or her resignation for good reason, a prorated portion of any equity award subject to time-based vesting only that is unvested as of the effective date of the termination or resignation will automatically vest. If any restricted stock awards are performance-based, the Committee will determine the extent to which the performance goals for such restricted stock have been met and what awards have been earned.

Change in Control Benefits Plan

The goal of the Change in Control Benefits Plan is to help retain certain qualified senior officers, maintain a stable work environment, and encourage officers to act in the best interest of stockholders if presented with decisions regarding change in control transactions. Our NEOs and other officers are participants in the plan, which is an exhibit to our 2024 Form 10-K. The terms of the plan, including the definition of a change in control event, were reviewed and determined to be

consistent with healthcare industry market data from the Committee's and management's consultants. The plan includes a "double trigger" for the vesting of equity in the event of a change in control for all future awards to executives. The plan is reviewed annually for market competitiveness but no material benefit changes have been made since 2014.

Under the Change in Control Benefits Plan, participants are divided into tiers as designated by the Committee. The President and Chief Executive Officer and the current Executive Vice Presidents are Tier 1 participants; the Chief Medical Officer and Chief Accounting Officer are Tier 2 participants. Any person named as an Executive Vice President in the future will participate at the Tier 2 level.

If a participant's employment is terminated within 24 months following a change in control or during a potential change in control, either by the participant for good reason (as defined in the plan) or by Encompass Health without cause, then the participant shall receive a lump sum severance payment. Voluntary retirement is not a payment triggering event. For Tier 1 and 2 participants, the lump sum severance is 2.99 times and 2.0 times, respectively, the sum of the highest base salary in the prior three years and the average of actual annual incentives for the prior three years for the participant, plus a prorated annual incentive award for any incomplete performance period. In addition, except in the event of termination for cause or resignation for lack of good reason, the participant and the participant's dependents continue to be covered by all life, healthcare, medical and dental insurance plans and programs, excluding disability, for a period of 36 months for Tier 1 participants and 24 months for Tier 2 participants.

If a change in control occurs as defined in the plan, outstanding equity awards vest as follows:

Stock Options	**Restricted Stock**
Outstanding options will only vest if the participant is terminated without cause or leaves for good reason within 24 months of a change in control or if not assumed or substituted and, for Tier 1 and 2 participants, all options will remain exercisable for three and two years, respectively.	Restricted stock will only vest if the participant is terminated without cause or leaves for good reason within 24 months of a change in control or if not assumed or substituted.

Note: For performance-based restricted stock, the Committee will determine the extent to which the performance goals have been met and vesting of the resulting restricted stock will only accelerate as provided above.

The Committee has the authority to cancel an award in exchange for a cash payment in an amount equal to the excess of the fair market value of the same number of shares of the common stock subject to the award immediately prior to the change in control over the aggregate exercise or base price (if any) of the award.

Tax Implications of Executive Compensation

Section 162(m) of the Internal Revenue Code of 1986, as amended ("Section 162(m)"), generally limits to $1 million per year income tax deductions available to publicly held corporations for compensation paid in years beginning after December 31, 2017 to the corporation's CEO, CFO, certain other NEOs, and certain former NEOs (each a "Covered Executive"). As a result, most compensation in excess of $1 million paid to our Covered Executives is not deductible.

The Compensation Committee has considered the effect of Section 162(m) on the Company's executive compensation program. The Compensation Committee exercises discretion in setting base salaries, structuring incentive compensation awards and in determining payments in relation to levels of achievement of performance goals. The Compensation Committee believes that the total compensation program for Covered Executives should be managed in accordance with the objectives outlined in the Company's compensation philosophy and in the best overall interests of the Company's stockholders. Accordingly, compensation paid by the Company may not be deductible because such compensation exceeds the limitations for deductibility under Section 162(m).

Summary Compensation Table

The table below shows the compensation of our named executive officers for services in all capacities in 2024, 2023, and 2022. For a discussion of the various elements of compensation and the related compensation decisions and policies, including the amount of salary and bonus in proportion to total compensation and the material terms of awards reported below, see "Compensation Discussion and Analysis" beginning on page 40. The Company had no employment agreements or other compensation arrangements in effect with its NEOs in 2024.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	All Other Compensation ($)[4]	Total ($)
Mark J. Tarr	2024	1,050,000	—	4,856,982	1,085,288	2,131,038	178,621	9,301,929
President and Chief Executive Officer	2023	1,050,000	—	4,453,885	951,957	2,313,612	66,922	8,836,376
	2022	1,050,000	—	4,357,861	1,055,281	1,180,721	92,106	7,735,969
Douglas E. Coltharp	2024	700,000	—	1,723,516	385,120	1,006,324	53,776	3,868,736
Executive Vice President and Chief Financial Officer	2023	700,000	—	3,565,288	354,450	1,092,539	38,093	5,750,370
	2022	700,000	—	1,622,714	392,936	569,773	48,375	3,333,798
Patrick Darby	2024	625,000	—	923,376	206,321	792,797	11,500	2,558,994
Executive Vice President, General Counsel and Secretary	2023	550,000	—	1,681,318	167,109	757,433	11,250	3,167,110
	2022	550,000	—	764,986	185,248	395,010	10,250	1,905,494
Elissa J. Charbonneau	2024	415,000	—	501,762	—	350,945	23,880	1,291,587
Chief Medical Officer	2023	415,000	—	483,789	—	381,012	18,411	1,298,212
	2022	415,000	—	481,065	—	198,702	16,763	1,111,530
Andrew L. Price	2024	345,000	—	417,186	—	291,749	19,577	1,073,512
Chief Accounting Officer	2023	335,000	—	443,806	—	307,564	14,862	1,101,232
	2022	335,000	—	388,323	—	160,398	20,755	904,476

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[1] The stock awards for each year consist of performance-based restricted stock, or "PSUs," and time-based restricted stock, or "RSAs," as part of the long-term incentive plan for the given year. The amounts shown in this column are the grant date fair values computed in accordance with Accounting Standards Codification Topic 718, *Compensation - Stock Compensation* ("ASC 718"), assuming the most probable outcome of the performance conditions as of the grant dates (i.e., target performance). All of the values in this column are consistent with the estimate of aggregate compensation expense to be recognized over the applicable vesting period, excluding any adjustment for forfeitures. The assumptions used in the valuations are discussed in Note 14, *Share-Based Payments*, to the consolidated financial statements in our 2024 Form 10-K.

The values of the PSU awards at the varying performance levels for our current NEOs are set forth in the table below. The threshold number also assumes relative TSR modifier, explained on page 50, at the lowest level (0.75x based on a TSR at or below the 75th percentile).

Name	Year	Threshold Performance Value ($)	Target Performance Value ($)	Maximum Performance Value ($)
Mark J. Tarr	2024	1,406,981	3,751,948	7,503,896
	2023	1,286,158	3,429,640	6,859,281
	2022	1,634,207	3,268,413	6,536,826
Douglas E. Coltharp	2024	499,270	1,331,386	2,662,772
	2023	478,912	1,277,052	2,554,105
	2022	608,518	1,217,036	2,434,072
Patrick Darby	2024	267,474	713,263	1,426,526
	2023	225,798	602,037	1,204,074
	2022	286,870	573,740	1,147,480
Elissa J. Charbonneau	2024	118,419	315,784	631,568
	2023	113,612	302,853	605,706
	2022	144,306	288,612	577,224
Andrew L. Price	2024	98,471	262,590	525,180
	2023	104,235	277,848	555,695
	2022	116,497	232,994	465,988

[2] The values of option awards listed in this column are the grant date fair values computed in accordance with ASC 718 as of the grant date. All of the values in this column are consistent with the estimate of aggregate compensation expense to be recognized over the three-year vesting period, excluding any adjustment for forfeitures. The assumptions used in the valuations are discussed in Note 14, *Share-Based Payments*, to the consolidated financial statements in our 2024 Form 10-K.

[3] The amounts shown in this column are bonuses earned under our senior management bonus plan in the corresponding year but paid in the first quarter of the following year.

(4)   The items reported in this column for 2024 are described in the table below. Mr. Tarr's amount also includes $75,050 for personal aircraft usage, $2,500 for an executive physical, and $163 for incidental meal expenses provided at the office.

Name	Qualified 401(k) Match ($)	Nonqualified 401(k) Match ($)
Mark J. Tarr	—	100,908
Douglas E. Coltharp	9,346	44,430
Patrick Darby	11,500	—
Elissa J. Charbonneau	11,500	12,380
Andrew L. Price	9,789	9,788

For SEC purposes, the cost of personal use of the Company aircraft, if any, is calculated based on the incremental cost to us. To determine the incremental cost, we calculate the variable costs on a per hour basis over the year based on usage which include fuel costs, plus any direct trip expenses such as on-board catering, landing/ramp fees, crew hotel and meal expenses, and other miscellaneous variable costs. The calculation method includes fuel, maintenance, flight planning/weather services, on-board catering, landing/ramp fees, crew expenses and other miscellaneous flight related costs and excludes the costs which do not change based on incremental non-business usage, such as pilots' salaries, aircraft leasing expenses. The incremental cost is then the hourly variable cost multiplied by the total personal usage hours.

Occasionally, our executives are accompanied by guests on the corporate aircraft for personal reasons when there is available space on a flight being made for business reasons. There is no incremental cost associated with that use of the aircraft when the guests do not comprise 50% or more of the passengers, except for a pro rata portion of catering expenses and our portion of employment taxes attributable to the income imputed to that executive for tax purposes.

Grants of Plan-Based Awards During 2024

Name	Grant Date	Date of Board Approval of Grant	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1] Threshold[3] ($)	Target[4] ($)	Maximum[5] ($)	Estimated Future Payouts Under Equity Incentive Plan Awards[2] Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Unit[6] (#)	All Other Option Awards: Number of Securities Underlying Options[7] (#)	Exercise or Base Price of Option Awards ($/SH)	Grant Date Fair Value of Stock and Option Awards ($)
Mark J. Tarr												
Annual Incentive			630,000	1,260,000	2,520,000	—	—	—	—	—	—	—
PSU	2/28/2024	2/28/2024	—	—	—	16,637	44,365	88,730	—	—	—	3,751,948
Stock options	3/1/2024	2/28/2024	—	—	—	—	—	—	—	41,524	74.20	1,085,288
RSA	2/28/2024	2/28/2024	—	—	—	—	—	—	14,789	—	—	1,105,034
Douglas E. Coltharp												
Annual Incentive			297,500	595,000	1,190,000	—	—	—	—	—	—	—
PSU	2/28/2024	2/28/2024	—	—	—	5,903	15,743	31,486	—	—	—	1,331,386
Stock options	3/1/2024	2/28/2024	—	—	—	—	—	—	—	14,735	74.20	385,120
RSA	2/28/2024	2/28/2024	—	—	—	—	—	—	5,248	—	—	392,130
Patrick Darby												
Annual Incentive			234,375	468,750	937,500	—	—	—	—	—	—	—
PSU	2/28/2024	2/28/2024	—	—	—	3,163	8,434	16,868	—	—	—	713,263
Stock options	3/1/2024	2/28/2024	—	—	—	·	—	—	—	7,894	74.20	206,321
RSA	2/28/2024	2/28/2024	—	—	—	—	—	—	2,812	—	—	210,113
Elissa J. Charbonneau												
Annual Incentive			103,750	207,500	415,000	—	—	—	—	—	—	—
PSU	2/28/2024	2/28/2024	—	—	—	1,400	3,734	7,468	—	—	—	315,784
RSA	2/28/2024	2/28/2024	—	—	—	—	—	—	2,489	—	—	185,978
Andrew L. Price												
Annual Incentive			86,250	172,500	345,000	—	—	—	—	—	—	—
PSU	2/28/2024	2/28/2024	—	—	—	1,165	3,105	6,210	—	—	—	262,590
RSA	2/28/2024	2/28/2024	—	—	—	—	—	—	2,069	—	—	154,596

Footnotes found on next page.

58

(1) The possible payments described in these three columns are cash amounts provided for by our 2024 Senior Management Bonus Plan as discussed under "Annual Incentives" beginning on page 46. Final payments under the 2024 program were calculated and paid in the first quarter of 2025 and are reflected in the Summary Compensation Table under the heading "Non-Equity Incentive Plan Compensation."

(2) Awards which are designated as "PSU" are performance share units. As described in "PSU Awards in 2024" beginning on page 49, these awards vest and shares are earned based upon the level of attainment of performance objectives for the three-year period from January 1, 2024 ending December 31, 2026. Additionally, the shares earned are subject to a modifier ranging from 0.75x to 1.25x based on our relative total shareholder return over the three-year period from January 1, 2024 ending December 31, 2026, but the resulting share count cannot exceed the maximum reported here. Each of the threshold, target and maximum share numbers reported in these three columns assume the performance objectives are each achieved at that respective level. The threshold number further assumes relative TSR modifier at the lowest level. Upon a change in control, the Compensation and Human Capital Committee will determine the extent to which the performance goals for PSUs have been met and what awards have been earned or if the goals should be modified on account of the change in control. The PSUs, and resulting restricted stock, accrue ordinary dividends during the service period, to the extent paid on our common stock, but the holders will not receive the cash payments related to these accrued dividends until the restricted stock resulting from performance attainment vests. The Compensation and Human Capital Committee will determine whether the restricted stock will be entitled to any extraordinary dividends, if any are declared and paid.

(3) The threshold amounts in this column assume: (i) the Company reached only threshold achievement on each of the quantitative objectives and (ii) the Compensation and Human Capital Committee, or board in the case of the CEO, exercised no discretion based on performance, resulting in payment of the minimum quantitative portion of the bonus. Then, following the procedures discussed under "Assessing and Rewarding 2024 Achievement of Objectives" on page 48, we would multiply the target amount by 50% (the threshold payout multiple) to arrive at the amount payable for threshold achievement of the quantitative objectives.

(4) The target payment amounts in this column assume: (i) the Company achieved exactly 100% of each of the quantitative objectives and (ii) the Compensation and Human Capital Committee, or board in the case of the CEO, exercised no discretion based on performance. The target amount payable for each NEO is his or her base salary multiplied by the target cash incentive opportunity percentage set out in the table under "Establishing the Target Cash Incentive Opportunity" on page 48.

(5) The maximum payment amounts in this column assume the Company achieved at or above the maximum achievement level of each of the quantitative objectives, at which level no discretion can be applied to increase the payment. Thus, following the procedures discussed under "Assessing and Rewarding 2024 Achievement of Objectives" on page 48, we would multiply the target amount by 200% (the maximum payout multiple) to arrive at the amount payable for maximum achievement.

(6) Awards which are designated as "RSA" are time-based restricted stock awards. The number of shares of restricted stock set forth will vest in three equal annual installments beginning on the first anniversary of the grant, provided that the officer is still employed, except in the case of the supplemental grants. A change in control of the Company will also cause these awards to immediately vest. This restricted stock accrues ordinary dividends to the extent paid on our common stock, but the holders will not receive the cash payments related to these accrued dividends until the restricted stock vests. The Compensation and Human Capital Committee will determine whether the restricted stock will be entitled to any extraordinary dividends, if any are declared and paid.

(7) All stock option grants will vest, subject to the officer's continued employment, in three equal annual installments beginning on the first anniversary of grant. A change in control of the Company will also cause options to immediately vest.

Potential Payments upon Termination of Employment

The following table describes the potential payments and benefits under the Company's compensation and benefit plans and arrangements to which the named executive officers currently employed with us would be entitled upon termination of employment by us without "cause" or by the executive for "good reason" or "retirement," as those terms are defined below. There are no payments or benefits due in the event of a termination of employment by us for cause. As previously discussed, our Change in Control Benefits Plan does not provide cash benefits unless there is an associated termination of employment. Due to the numerous factors involved in estimating these amounts, the actual value of benefits and amounts to be paid can only be determined upon termination of employment. In the event an NEO breaches or violates the restrictive covenants contained in the awards under our 2008 Equity Incentive Plan, 2016 Omnibus Performance Incentive Plan, Executive Severance Plan, or the Changes in Control Benefits Plan certain of the amounts described below may be subject to forfeiture and/or repayment.

For additional discussion of the material terms and conditions, including payment triggers, see "Severance Arrangements" beginning on page 54. An executive cannot receive termination benefits under more than one of the plans or arrangements identified below. Retirement benefits are governed by the terms of the awards under our 2008 Equity Incentive and 2016 Omnibus Performance Incentive Plans. The following table assumes the listed triggering events occurred on December 31, 2024.

Name/Triggering Event	Lump Sum Payments ($)[1]	Continuation of Insurance Benefits ($)	Accelerated Vesting of Equity Awards ($)[2]	Total Termination Benefits ($)
Mark J. Tarr				
Executive Severance Plan				
Without Cause/For Good Reason	3,150,000	59,790	14,753,943	17,963,733
Disability or Death	—	—	20,461,794	20,461,794
Change in Control Benefits Plan	10,667,062	59,790	21,520,556	32,247,408
Douglas E. Coltharp				
Executive Severance Plan				
Without Cause/For Good Reason	1,400,000	33,468	7,245,868	8,679,336
Disability or Death	—	—	10,431,020	10,431,020
Change in Control Benefits Plan	5,665,545	50,201	10,864,162	16,579,908
Patrick Darby				
Executive Severance Plan				
Without Cause/For Good Reason	1,250,000	32,770	3,452,355	4,735,125
Disability or Death	—	—	5,039,123	5,039,123
Change in Control Benefits Plan	4,440,650	49,154	5,232,912	9,722,716
Elissa J. Charbonneau				
Executive Severance Plan				
Without Cause/For Good Reason	415,000	150	1,275,307	1,690,457
Disability or Death	—	—	1,885,510	1,885,510
Change in Control Benefits Plan	1,759,121	299	1,885,510	3,644,930
Andrew L. Price				
Executive Severance Plan				
Without Cause/For Good Reason	345,000	10,116	1,076,339	1,431,455
Disability or Death	—	—	1,601,441	1,601,441
Change in Control Benefits Plan	1,464,976	20,231	1,601,441	3,086,648

---

[1] The Company automatically reduces payments under the Change in Control Benefits Plan to the extent necessary to prevent such payments being subject to "golden parachute" excise tax under Section 280G and Section 4999 of the Internal Revenue Code, but only to the extent the after-tax benefit of the reduced payments exceeds the after-tax benefit if such reduction were not made ("best payment method"). The lump sum payments shown may be subject to reduction under this best payment method.

[2] The amounts reported in this column reflect outstanding equity awards, the grant date values of which along with accrued dividends and dividend equivalents have been reported as compensation in 2024 or prior years. The value of the accelerated vesting of equity awards listed in this column has been determined based on the $92.35 closing price of our common stock on the last trading day of 2024. The Committee may, in its discretion, provide that upon a change in control: (x) equity awards be canceled in exchange for a payment in an amount equal to the fair market value of our stock immediately prior to the change in control over the exercise or base price (if any) per share of the award, and (y) each award be canceled without payment therefore if the fair market value of our stock is less than the exercise or purchase price (if any) of the award.

At that time, the amounts shown in the preceding table do not include payments and benefits to the extent they are provided on a nondiscriminatory basis to salaried employees generally upon termination of employment. The "Lump Sum Payments" column in the above table includes the estimated payments provided for under the plans described under "Severance Arrangements" beginning on page 54. Additionally, the Executive Severance Plan and the Change in Control

Benefits Plan provide that as a condition to receipt of any payment or benefits all participants must enter into a restrictive covenant and release agreement.

As of December 31, 2024, Mr. Tarr, Mr. Coltharp and Dr. Charbonneau are the only named executive officers eligible for retirement as defined below. The table below provides the potential equity value accelerated upon retirement for each NEO had he or she been retirement eligible on December 31, 2024. Equity awards granted to SVPs and above beginning in 2023 provide for "good leaver" treatment upon retirement.

Named Executive Officer	Accelerated Vesting of Equity Awards Due to Retirement (Assuming Retirement Eligible)($)
Mark J. Tarr	21,436,400
Douglas E. Coltharp	9,707,967
Patrick Darby	4,687,547
Elissa J. Charbonneau	1,879,589
Andrew L. Price	1,596,665

Definitions

"*Cause*" means, in general terms:

    (i)   evidence of fraud or similar offenses affecting the Company;

    (ii) indictment for, conviction of, or plea of guilty or no contest to, any felony;

    (iii) suspension or debarment from participation in any federal or state health care program;

    (iv) an admission of liability, or finding, of a violation of any securities laws, excluding any that are noncriminal;

    (v) a formal indication that the person is a target or the subject of any investigation or proceeding for a violation of any securities laws in connection with his employment by the Company, excluding any that are noncriminal; and

    (vi) breach of any material provision of any employment agreement or other duties.

"*Change in Control*" means, in general terms:

    (i)   the acquisition of 30% or more of either the then-outstanding shares of common stock or the combined voting power of the Company's then-outstanding voting securities; or

    (ii) the individuals who currently constitute the board of directors, or the "Incumbent Board," cease for any reason to constitute at least a majority of the board (any person becoming a director in the future whose election, or nomination for election, was approved by a vote of at least a majority of the directors then constituting the Incumbent Board shall be considered as though such person were a member of the Incumbent Board); or

    (iii) a consummation of a reorganization, merger, consolidation or share exchange, where persons who were the stockholders of the Company immediately prior to such reorganization, merger, consolidation or share exchange do not own at least 50% of the combined voting power; or

    (iv) a liquidation or dissolution of the Company or the sale of all or substantially all of its assets.

"*Good leaver*" means retirement eligible executives who provide at least six-months notice of retirement will receive the entirety of any unvested awards, rather than the pro rata vesting otherwise provided, in accordance with the original vesting schedule. Once notice is provided, no new awards may be made and this preferred treatment will not apply to awards made within three months of the notice.

"*Good Reason*" means, in general terms:

    (i)   an assignment of a position that is of a lesser rank and that results in a material adverse change in reporting position, duties or responsibilities or title or elected or appointed offices as in effect immediately prior to the change, or in the case of a Change in Control ceasing to be an executive officer of a company with registered securities;

    (ii) a material reduction in compensation from that in effect immediately prior to the Change in Control; or

    (iii) any change in benefit level under a benefit plan if such change in status occurs during the period beginning 6 months prior to a Change in Control and ending 24 months after it; or

    (iv) any change of more than 50 miles in the location of the principal place of employment.

"*Retirement*" means the voluntary termination of employment after attaining (a) age 65 or (b) in the event that person has been employed for 10 or more years on the date of termination, age 60.

Outstanding Equity Awards at December 31, 2024[1]

	Option Awards[2]				Stock Awards			
	Number of Securities Underlying Unexercised Options (#)	**Number of Securities Underlying Unexercised Options (#)**	**Option Exercise Price ($)**	**Option Expiration Date[3]**	**Number of Shares or Units of Stock That Have Not Vested (#)[4]**	**Market Value of Shares or Units of Stock That Have Not Vested ($)[5]**	**Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[6]**	**Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[7]**
	Exercisable	**Unexercisable**						
Mark J. Tarr								
	56,306	—	35.06	2/24/2027	74,711	6,899,561	100,946	9,322,363
	62,078	—	44.67	3/1/2028	6,528	602,861	88,730	8,194,215
	69,335	—	52.96	3/1/2029	11,217	1,035,890	—	—
	66,670	—	63.56	3/2/2030	14,789	1,365,764	—	—
	64,322	—	66.76	3/2/2031	—	—	—	—
	49,006	24,504	55.13	3/1/2032	—	—	—	—
	16,499	32,999	56.21	3/1/2033	—	—	—	—
	—	41,524	74.20	3/1/2034	—	—	—	—
Douglas E. Coltharp								
	16,075	—	29.06	2/26/2026	27,820	2,569,177	37,588	3,471,252
	55,194	—	32.94	10/28/2026	2,432	224,595	31,486	2,907,732
	29,196	—	35.06	2/24/2027	4,177	385,746	—	—
	24,831	—	44.67	3/1/2028	5,248	484,653	—	—
	21,101	—	52.96	3/1/2029	31,321	2,892,494	—	—
	24,825	—	63.56	3/2/2030	—	—	—	—
	23,949	—	66.76	3/2/2031	—	—	—	—
	18,246	9,125	55.13	3/1/2032	—	—	—	—
	6,143	12,287	56.21	3/1/2033	—	—	—	—
	—	14,735	74.20	3/1/2034	—	—	—	—
Patrick Darby								
	14,858	—	35.06	2/24/2027	13,116	1,211,263	17,720	1,636,442
	12,636	—	44.67	3/1/2028	1,147	105,925	16,868	1,557,760
	12,435	—	52.96	3/1/2029	1,970	181,930	—	—
	11,702	—	63.56	3/2/2030	2,812	259,688	—	—
	11,289	—	66.76	3/2/2031	14,774	1,364,379	—	—
	8,601	4,301	55.13	3/1/2032	—	—	—	—
	2,896	5,793	56.21	3/1/2033	—	—	—	—
	—	7,894	74.20	3/1/2034	—	—	—	—
Elissa J. Charbonneau								
	—	—	—		6,601	609,602	8,914	823,208
	—	—	—		1,154	106,572	7,468	689,670
	—	—	—		1,982	183,038	—	—
	—	—	—		2,489	229,859	—	—
Andrew L. Price								
	—	—	—		5,329	492,134	8,178	755,238
	—	—	—		931	85,978	6,210	573,493
	—	—	—		1,818	167,892	—	—
	—	—	—		2,069	191,072	—	—

[1] For awards granted prior to July 1, 2022, all share amounts and exercise prices have been adjusted to reflect the spin off of our home health and hospice business on that date.

[2] All options shown above vest in three equal annual installments beginning on the first anniversary of the grant date, except for those options granted to Mr. Coltharp on October 28, 2016 as a special retention grant. The special grant vested in its entirety on the third anniversary of the grant date.

[3] The expiration date of each option occurs 10 years after the grant date of each option.

[4] The first amount shown in this column is restricted stock awards resulting from the attainment of the related PSU awards' performance objectives during the 2022-2023 performance period, and the second, third, and fourth amounts represent the annual grants of time-based restricted stock in February 2022, 2023, and 2024, respectively, each of which vest in three equal annual installments beginning on the first anniversary of the grant date. The fifth amounts for Messrs. Coltharp and Darby represent supplemental retention grants in February 2023 that fully vest on the third anniversary of the grant date.

(5)   The market value reported was calculated by multiplying the closing price of our common stock on the last trading day of 2024, $92.35, by the number of shares set forth in the preceding column.

(6)   The PSU awards shown in this column are contingent upon the level of attainment of performance goals for the performance period beginning January 1 of the year in which the grant is made. The determination of the final number of shares earned under each PSU award will be made following the close of a three-year period. The first amount for each officer in this column represents the number of shares calculated based on performance over the 2023-2024 performance period as officially determined by the board of directors in February 2025, which share count shall be subject to a three-year total shareholder return multiplier as of December 31, 2025. The second amount for each officer in this column represents the number of shares to be earned assuming achievement of maximum performance during the 2024-2026 performance period on the normalized earnings per share and return on invested capital objectives. The actual number of restricted shares earned at the end of that performance period may be lower.

(7)   The market value reported was calculated by multiplying the closing price of our common stock on the last trading day of 2024, $92.35, by the number of shares set forth in the preceding column.

Options Exercised and Stock Vested in 2024

The following table sets forth information concerning the exercise of options and the vesting of shares for our named executive officers in 2024.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting	Value Realized on Vesting ($)
Mark J. Tarr	44,976	2,306,414	78,723	5,399,285
Douglas E. Coltharp	12,260	619,244	29,315	2,010,600
Patrick Darby	14,543	798,056	13,822	947,990
Elissa J. Charbonneau	*	*	7,864	549,892
Andrew L. Price	*	*	6,953	485,784

* No stock option exercises in 2024.

Equity Compensation Plans

The following table sets forth, as of December 31, 2024, information concerning compensation plans under which our securities are authorized for issuance. The table does not reflect grants, awards, exercises, terminations, or expirations since that date. Pursuant to the terms of the equity plans, all share amounts and exercise prices have been adjusted to reflect the spin off of our home health and hospice business on July 1, 2022 and stock splits that occurred after the date on which any particular underlying plan was adopted, to the extent applicable.

Equity Plans	Securities to be Issued Upon Exercise		Weighted Average Exercise Price[1]	Securities Available for Future Issuance	
Approved by stockholders	3,282,172	[2]	$ 53.05	5,537,035	[3]
Not approved by stockholders	77,090	[4]		—	
Total	3,359,262		$ 53.05	5,537,035	

(1)   This calculation does not take into account awards of restricted stock, restricted stock units, or performance share units.

(2)   This amount assumes maximum performance by performance-based awards for which the performance has not yet been determined.

(3)   This amount represents the number of shares available for future equity grants under the 2016 Omnibus Performance Incentive Plan approved by our stockholders in May 2016.

(4)   This amount represents restricted stock units issued under the 2004 Amended and Restated Director Incentive Plan.

2004 Amended and Restated Director Incentive Plan

The 2004 Amended and Restated Director Incentive Plan, or the "2004 Plan," provided for the grant of common stock, awards of restricted common stock, and the right to receive awards of common stock, which we refer to as "restricted stock units" or "RSUs" to our non-employee directors. The 2004 Plan expired in March 2008 and was replaced by the 2008 Equity Incentive Plan. Only RSUs remain outstanding. Awards granted under the 2004 Plan at the time of its termination will continue in effect in accordance with their terms. The RSUs were fully vested when awarded and will be settled in shares of common stock after the director ceases to serve on the board of directors or certain change in control events. The RSUs generally cannot be transferred. Awards are generally protected against dilution upon the issuance of dividends and in the event of a stock split, recapitalization, or other major corporate restructuring.

2008 Equity Incentive Plan

Originally approved in May 2008 by our stockholders, the 2008 Equity Incentive Plan, or the "2008 Plan," provided for the grant of stock options, restricted stock, stock appreciation rights, deferred stock, other stock-based awards and cash-settled awards, including our senior management bonus plan awards, to our directors, executives and other key employees as determined by our board of directors or its Compensation and Human Capital Committee in accordance with the terms of the plan and evidenced by an award agreement with each participant. In May 2011, our stockholders approved the amendment and restatement of the 2008 Plan.

No additional awards will be made under the 2008 Plan. However, the awards outstanding under this plan will remain in effect in accordance with their terms. The only remaining outstanding awards under this plan are the RSUs issued to non-employee directors and stock options expiring in 2026. The RSUs were fully vested when awarded and will be settled in shares of common stock after the director ceases to serve on the board of directors or certain change in control events. The RSUs generally cannot be transferred. Awards are generally protected against dilution upon the issuance of dividends and in the event of a stock split, recapitalization, or other major corporate restructuring. Notwithstanding the foregoing, no shares of stock may be issuable pursuant to other awards under the 2008 Plan unless we comply with our reporting and registration obligations under the federal securities laws, unless an exemption from registration is available with respect to such shares.

2016 Omnibus Performance Incentive Plan

In May 2016, our stockholders approved the 2016 Omnibus Performance Incentive Plan, or the "2016 Plan," to provide for the grant of stock options, restricted stock, stock appreciation rights, deferred stock, other stock-based awards and cash-settled awards, including our senior management bonus plan awards, to our directors, executives and other key employees as determined by our board of directors or its Compensation and Human Capital Committee in accordance with the terms of the plan and evidenced by an award agreement with each participant. The 2016 Plan has an expiration date of May 9, 2026, but no new awards will be granted under this plan in the event the 2025 Omnibus Performance Incentive Plan is approved by the stockholders. See "Proposal 4 - 2025 Omnibus Performance Incentive Plan" beginning on page 19. Any awards outstanding under the 2016 Plan at the time of its termination will remain in effect in accordance with their terms. The aggregate number of shares of common stock available for issuance in connection with new awards under this plan shown above is subject to equitable adjustment upon a change in capitalization of the Company or the occurrence of certain transactions affecting the common stock reserved for issuance under this plan. Any stock options under this plan must have an exercise price not less than the fair market value of a share of common stock on the date of grant and an expiration date that is 10 years from the date of grant.

Deferred Compensation

Our board of directors has designated a committee comprised of members of management as the plan administrator and "named fiduciary" within the meaning of section 402(a) of the Employee Retirement Income Security Act of 1974, as amended, for the following deferred compensation plans.

Retirement Investment Plans

Each of our named executive officers is eligible to participate in a qualified 401(k) savings plan, the Encompass Health 401(k) Retirement Plan. The 401(k) Plan allows eligible employees to contribute up to 100% of their annual compensation (W-2 compensation excluding certain reimbursements, stock awards, and perquisites) on a pre-tax basis into their individual retirement accounts in the plan, subject to nondiscrimination rules and annual contribution limits. Employees who are at least 21 years of age are eligible to participate in the 401(k) Plan and all contributions to the plan are in the form of cash. The employer matching contribution under the 401(k) Plan is 50% of the first 6% of each participant's elective deferrals, which vest 100% after three years of service. Participants are always fully vested in their own contributions.

Participants may invest the amounts contributed to this plan in various investment vehicles, which do not include our common stock, managed by unrelated third parties. Generally, amounts contributed to these plans will be paid upon termination of employment, although in-service withdrawals may be made upon the occurrence of a hardship or the attainment of age 59.5. Distributions will be made in the form of a lump sum cash payment unless the participant is eligible for and elects a direct rollover to an eligible retirement plan.

Nonqualified Deferred Compensation Plan

We adopted a nonqualified deferred compensation plan, the Encompass Health Corporation Nonqualified Retirement Plan, or the "NQ Plan," in order to allow deferrals above what is limited by the IRS. Our named executive officers were eligible in 2024 to participate in the NQ Plan, the provisions of which follow the 401(k) Plan. Participants may request, on a daily basis, to have amounts credited to their NQ Plan accounts track the rate of return based on one or more benchmark mutual funds, which are substantially the same funds as those offered under our 401(k) Plan.

Our eligible employees may elect to defer from 1% to 100% of compensation (W-2 compensation excluding certain reimbursements, stock awards, and perquisites) to the NQ Plan. We will make an employer matching contribution to the NQ Plan equal to 50% of the participant's deferral contributions, up to 6% of such participant's total compensation, less any employer matching contributions made on the participant's behalf to the 401(k) Plan. In addition, we may elect to make a discretionary contribution to the NQ Plan with respect to any participant. We did not elect to make any discretionary contributions to the NQ Plan for 2024. All deferral contributions made to the NQ Plan are fully vested when made and are credited to a separate bookkeeping account on behalf of each participant. Employer matching contributions vest once the participant has completed three years of service.

Deferral contributions will generally be distributed, as directed by the participant, following termination of service or the occurrence of a specified date. Matching and discretionary contributions are distributed following termination of service. Distributions may also be elected by a participant in the event of an unforeseen emergency in which case participation in the NQ Plan will be suspended. Distributions will be made in cash in the form of a lump sum payment or annual installments over a two to fifteen year period, as elected by the participant. Any amounts that are payable from the NQ Plan upon a termination of employment are subject to the six month delay applicable to specified employees under section 409A of the Code.

The following table sets forth information as of December 31, 2024 with respect to the NQ Plan.

Name	Executive Contributions in Last Fiscal Year ($)[1]	Registrant Contributions in Last Fiscal Year ($)[2]	Aggregate Earnings/ (Losses) in Last Fiscal Year ($)[3]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)[4]
Mark J. Tarr	336,361	100,908	592,036 [5]	—	6,462,009
Douglas E. Coltharp	268,881	44,430	401,454 [6]	—	3,762,410
Patrick Darby	—	—	—	—	—
Elissa J. Charbonneau	79,601	12,380	50,168 [7]	—	409,143
Andrew L. Price	97,591	9,788	154,768 [8]	—	1,618,137

[1] All amounts in this column are included in the 2024 amounts represented as "Salary" and "Non-Equity Incentive Plan Compensation," except $231,361 for Mr. Tarr, $163,881 for Mr. Coltharp, $38,101 for Dr. Charbonneau, and $76,891 for Mr. Price included in the 2023 amounts, in the Summary Compensation Table.

[2] All amounts in this column are included in the 2024 amounts represented as "All Other Compensation" except $69,408 for Mr. Tarr, $26,661 for Mr. Coltharp, $5,715 for Dr. Charbonneau, and $4,613 for Mr. Price included in the 2023 amounts, in the Summary Compensation Table.

[3] No amounts in this column are included or are required to be included in the Summary Compensation Table.

[4] Other than the amounts reported in this table for 2024, the balances in this column were previously reported as "Salary," "Non-Equity Incentive Plan Compensation" and "All Other Compensation" in our Summary Compensation Tables in previous years, except for the following amounts which represent the aggregate earnings, all of which are non-preferential and not required to be reported in the Summary Compensation Table: $2,004,049 for Mr. Tarr, $1,093,337 for Mr. Coltharp, $98,070 for Dr. Charbonneau, and $673,091 for Mr. Price.

[5] Represents earnings and (losses) from amounts invested in the following mutual funds: Vanguard Midcap Index Instl, Mainstay Winslow Lgcap Grth R1, Vanguard Wellington Admiral Shares, Vanguard Total Bond Market Index Inst, Vanguard Sm Cap Index Instl, Vanguard Equity Income Admiral, Vanguard Fed Money Market Fund, EuroPacific Growth R6, Vanguard Instl Index Instl PL, Vanguard Tot Intl Stk Idx Adm, and Dodge & Cox Income X.

[6] Represents earnings and (losses) from amounts invested in the following mutual funds: Vanguard Wellington Admiral Shares, Vanguard Total Bond Market Index Inst, Vanguard Infl Protected Secs In, Vanguard Equity Income Admiral, Vanguard Fed Money Market Fund, Vanguard Mid Cap Growth Index Adm, Vanguard Instl Index Instl PL, Vanguard Tot Intl Stk Idx Adm, and Dodge & Cox Income X.

[7] Represents earnings and (losses) from amounts invested in the following mutual funds: Mainstay Winslow Large Cap Growth R1, Vanguard Wellington Admiral Shares, Vanguard Sm Cap Index Inst, Vanguard Equity Income Admiral, Vanguard Mid Cap Growth Index Adm, EuroPacific Growth R6, and Vanguard Instl Index Instl PL.

[8] Represents earnings and (losses) from amounts invested in the following mutual funds: Vanguard Mid Cap Index Instl, Mainstay Winslow Large Cap Grth R1, Vanguard Wellington Admiral Shares, Vanguard Total Bond Market Index Inst, Vanguard Infl Protected Secs In, Vanguard Small Cap Index Instl, Vanguard Equity Income Admiral, Vanguard Fed Money Market Fund, Vanguard Mid Cap Growth Index Adm, EuroPacific Growth R6, Vanguard Instl Index Instl PL, Dodge & Cox Income X, and Vanguard Emrg Mkt Stk Idx Inst.

CEO Pay Ratio

Mr. Tarr's 2024 Summary Compensation Table ("SCT") Total Compensation was $9,301,929. We used the 2024 Form W-2 Box 1 "Wages, Tips and Other Compensation" for employees to determine our median employee as of December 31, 2024. We annualized pay amounts for those who started employment with us during 2024. Our median employee's 2024 SCT Total Compensation was $45,540. The ratio of CEO pay to median worker pay is 204:1.

The composition of our workforce greatly impacts this ratio. Approximately 39% of our workforce consists of employees working less than full-time, which is a common employment arrangement in the healthcare services sector. Flexible staffing arrangements that fit employees' needs allow us to attract and retain well-qualified employees.

Pay vs. Performance

This section is the Pay versus Performance disclosure required by the Securities and Exchange Commission. The tabular disclosure below includes the SEC-defined "Compensation Actually Paid," or CAP, for our principal executive officer and the average CAP for our other NEOs for each of the most recent five fiscal years. Because of changes in the value of unvested equity awards, the CAP does not represent amounts actually paid to or earned or recognized by those individuals. The disclosure also presents information regarding shareholder return and financial performance metrics. Amounts referencing the Summary Compensation Table, or SCT, can be found on page 56.

Pay vs. Performance Table

Year	SCT Total for PEO[1]	CAP for PEO[2]	Average SCT Total for Non-PEO NEOs[1]	Average CAP for Non-PEO NEOs[2]	Total Shareholder Return[3]	Peer Group Total Shareholder Return[4]	Net Income[5]	Adjusted EBITDA[6]
					Value of Initial Fixed $100 Investment Based on:		(in millions)	
2024	9,301,929	17,929,351	2,198,207	3,975,243	178.46	126.92	596.6	1,103.7
2023	8,836,376	14,065,892	2,829,231	3,823,684	128.23	124.34	463.0	971.1
2022	7,735,969	9,873,499	1,926,245	1,363,196	113.86	118.22	365.9	819.3
2021	8,252,128	6,225,882	2,318,768	1,350,557	97.26	147.19	517.2	816.4
2020	6,925,127	8,446,945	2,268,718	2,697,053	121.42	133.81	368.8	697.1

[1] Mr. Tarr, President and Chief Executive Officer, is the principal executive officer, or PEO, for each year represented. The other named executive officers represented in the Non-PEO average amounts above are:

- 2023-2024: Messrs. Coltharp, Darby, and Price, and Ms. Charbonneau
- 2022: Messrs. Coltharp, Darby, and Price, and Mses. Jacobsmeyer and Charbonneau
- 2021: Messrs. Coltharp and Darby, and Mses. Jacobsmeyer, Charbonneau, and Anthony
- 2020: Messrs. Coltharp and Darby, and Mses. Jacobsmeyer and Anthony

Ms. Jacobsmeyer ceased serving as an officer of the company upon the spin off of its home health and hospice business on July 1, 2022, and all of her unvested equity awards were cancelled at that time in return for equity awards in the newly public company. Ms. Anthony resigned effective June 18, 2021, and all of her unvested equity awards were cancelled at that time.

[2] To calculate CAP, the following amounts were deducted from and added to the SCT total compensation for the PEO and Non-PEOs respectively:

Reconciliation of SCT Total Compensation to CAP for PEO					
	2024	**2023**	**2022**	**2021**	**2020**
SCT Total Compensation	9,301,929	8,836,376	7,735,969	8,252,128	6,925,127
DEDUCTIONS					
Grant Date Fair Value of Stock Awards Reported in SCT	(4,856,982)	(4,453,885)	(4,357,861)	(4,188,878)	(3,893,034)
Grant Date Fair Value of Option Awards Reported in SCT	(1,085,288)	(951,957)	(1,055,281)	(1,026,087)	(857,191)
ADDITIONS					
Year-end Fair Value for Awards Granted during Year	8,416,920	8,375,441	6,212,964	5,162,931	5,056,742
Inc (Dec) in Fair Value during Year for Prior Years' Unvested Awards	5,477,125	2,331,154	695,380	(2,065,946)	681,373
Inc (Dec) in Fair Value from Year-end to Vesting/Cancellation during Year	508,981	(199,895)	514,852	(111,958)	351,589
Dividends Paid on Awards Vesting during Year	166,666	128,658	127,476	203,692	182,339
CAP	17,929,351	14,065,892	9,873,499	6,225,882	8,446,945

Reconciliation of SCT Total Compensation to CAP for Average Non-PEO NEOs					
	2024	**2023**	**2022**	**2021**	**2020**
SCT Total Compensation	2,198,207	2,829,231	1,926,245	2,318,768	2,268,718
DEDUCTIONS					
Grant Date Fair Value of Stock Awards Reported in SCT	(891,460)	(1,543,550)	(967,531)	(950,358)	(1,007,046)
Grant Date Fair Value of Option Awards Reported in SCT	(147,860)	(130,390)	(192,180)	(212,314)	(221,715)
ADDITIONS					
Year-end Fair Value for Awards Granted during Year	1,460,479	2,263,913	864,201	971,657	1,308,042
Inc (Dec) in Fair Value during Year for Prior Years' Unvested Awards	1,244,251	406,946	(364,445)	(784,965)	220,905
Inc (Dec) in Fair Value from Year-end to Vesting/Cancellation during Year	81,547	(25,915)	84,648	(25,964)	81,947
Dividends Paid on Awards Vesting during Year	30,079	23,449	12,258	33,733	46,202
CAP	3,975,243	3,823,684	1,363,196	1,350,557	2,697,053

[3] Cumulative Total Shareholder Return ("TSR") represents stock price appreciation plus dividends paid (assuming reinvestment) during the measurement period beginning as of market close December 31, 2019 through December 31 of the year noted. The TSR amounts in the table reflect the appreciation on the assumed investment of $100 on December 31, 2019 and the reinvestment of any dividends paid. The TSR reflects the effect of the spin off of our home health and hospice business on July 1, 2022, which was structured as a pro rata distribution of one share of newco common stock for every two shares of Encompass Health common stock. The TSR calculation assumes the reinvestment on July 1, 2022 of the value of the newco stock distributed, which for each share of Encompass Health stock was assumed to be the cash equivalent of half of the opening trading price of newco stock on that date.

[4] The peer group represented here is the S&P Health Care Services Selected Industry Index which is the peer group represented in Part II, Item 5, M*arket for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*, of our Annual Report on Form 10-K. The cumulative TSR for the peer group reflects weighting of each constituent company's TSR by its stock market capitalization.

[5] The Net Income amounts reported here are the net and comprehensive income amounts reflected in the Company's audited consolidated financial statements for the applicable years, which amounts include income/loss from discontinued operations and income attributable to noncontrolling interests. Accordingly, the decline in Net Income from 2021 to 2022 reflects the spin off of our home health and hospice business completed on July 1, 2022.

[6] Adjusted EBITDA is not a measure of financial performance under generally accepted accounting principles in the United States of America ("GAAP"). A reconciliation of Adjusted EBITDA to net cash provided by operating activities, which is the most comparable GAAP financial measure, is shown in Appendix A to this proxy statement. Adjusted EBITDA shown above does not include income/loss from discontinued operations and income attributable to noncontrolling interests. Adjusted EBITDA, as used as a metric in our annual cash incentive plan, is further adjusted for certain unusual or nonrecurring unbudgeted items as described on page 47.

Narrative Disclosure to the Pay vs. Performance Table

The three items listed below represent the most important financial measures used to link executive compensation to company performance for 2024. Each item is a separate metric within one of our incentive compensation plans, as further described on pages 46-50.

Most Important Performance Measures
Adjusted EBITDA
Normalized Earnings Per Share ("EPS")
Return on Invested Capital ("ROIC")

The following graphs provide visual representations of the relationship between both the CAP of our PEO and the average CAP of our non-PEO NEOs and our (i) TSR, (ii) net income and (iii) company-selected metric, Adjusted EBITDA, as well as depicting the relationship between our own TSR and a peer group TSR.

The graph below illustrates the positive correlation between CAP and the TSR of our common stock. The TSR amounts in the graph assume the investment of $100 on December 31, 2019 and the reinvestment of any dividends paid. This positive correlation is to be expected due to the fact that equity awards constitute a significant percentage of our NEOs' total overall compensation packages. This relationship can be seen for both our CEO and our other NEOs as a group.



The chart below compares the TSR for our common stock to the TSR of the S&P Health Care Services Selected Industry Index over a five-year period. The TSR amounts in the graph assume the investment of $100 on December 31, 2019 and the reinvestment of any dividends paid. Both TSRs were positive, although our five-year TSR exceeded that of the index, but the two TSR performances do not exhibit a positive correlation each year in the period.



The graph below compares "Compensation Actually Paid" to our Net Income. The CAP for our NEOs does not appear to correlate to our net income. Net income is not a metric included, or otherwise a consideration, in our executive compensation program. Net income includes income from discontinued operations and income attributable to noncontrolling interests. Accordingly, the decline in Net Income from 2021 to 2022 reflects the spin off of our home health and hospice business completed on July 1, 2022.



The graph below compares CAP to our Adjusted EBITDA. Adjusted EBITDA is our company selected measure as required to be identified by the SEC. Adjusted EBITDA is the most heavily weighted metric in our annual incentive plan, the Senior Management Bonus Plan. In addition, we believe our investors use Adjusted EBITDA as a key measure to evaluate our company, which in turn drives our stock price. We believe the impacts of, and challenges related to, the COVID-19 pandemic during the period represented make it difficult to draw conclusions from the comparison for the short period of time reflected but a positive correlation is beginning to present itself.



CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Review and Approval of Transactions with Related Persons

For purposes of this section, an executive officer or a member of our board of directors or any family member of an executive officer or board member is referred to as a "related party." The board considers, in consultation with the Nominating/Corporate Governance Committee, whether a transaction between a related party and the Company presents any inappropriate conflicts of interest or impairs the "independence" of any director, or both. Additionally, the following are prohibited unless expressly approved by the disinterested members of the board:

- transactions between the Company and any related party in which the related party has a material direct or indirect interest;
- employment by the Company of any sibling, spouse or child of an executive officer or a member of the board of directors, other than as expressly allowed under our employment policies; and
- any direct or indirect investment or other economic participation by a related party in any entity not publicly traded in which the Company has any direct or indirect investment or other economic interest.

Each independent director is required to promptly notify the chairman of the board of directors if any actual or potential conflict of interest arises between such member and the Company which may impair such member's independence. If a conflict exists and cannot be resolved, such member is required to submit a written notification of such conflict of interest and an offer of resignation from the board and each of the committees on which the member serves. The board need not accept such offer of resignation; however, the submission of such offer of resignation provides the opportunity for the board to review the appropriateness of the continuation of the individual's membership.

Members of the board must recuse themselves from any discussion or decision that affects their personal, business, or professional interest. The non-interested members of the board will consider and resolve any issues involving conflicts of interest of other members.

Transactions with Related Persons

Our policies regarding transactions with related persons and other matters constituting potential conflicts of interest are contained in our Corporate Governance Guidelines and our Standards of Business Ethics and Conduct which can be found on our website at https://investor.encompasshealth.com.

Since January 1, 2024, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are to be a party in which the amount involved exceeds $120,000 and in which any director, executive officer or holder of more than 5% of our voting securities, or an immediate family member of any of the foregoing, had or will have a direct or indirect material interest. Additionally, none of our directors, nominees or executive officers is a party to any material proceedings adverse to us or any of our subsidiaries or has a material interest adverse to us or any of our subsidiaries.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our common stock as of February 13, 2025 (unless otherwise noted), for (1) each person who is known by us to own beneficially more than 5% of the outstanding shares of our common stock, (2) each director, (3) each executive officer named in the Summary Compensation Table, and (4) all of our current directors and executive officers as a group. The address of our directors and executive officers is c/o Encompass Health Corporation, 9001 Liberty Parkway, Birmingham, Alabama 35242. We know of no arrangements, the operation of which may at a subsequent date result in the change of control of Encompass Health.

Name	Common Shares Beneficially Owned[1]		Percent of Class[2]
Greater Than 5% Beneficial Owners			
The Vanguard Group	10,120,689	[3]	10.0%
BlackRock, Inc.	9,125,779	[4]	9.1%
Invesco Ltd.	5,371,242	[5]	5.3%
Directors and Executive Officers			
Greg D. Carmichael	17,137		*
Elissa J. Charbonneau	15,603		*
Edward M. Christie III	4,709		*
Douglas E. Coltharp	489,159	[6]	*
Patrick Darby	163,101	[7]	*
Joan E. Herman	46,105		*
Leslye G. Katz	46,105		*
Patricia A. Maryland	13,293		*
Kevin J. O'Connor	8,429		*
Andrew L. Price	69,164		*
Christopher R. Reidy	12,632		*
Nancy M. Schlichting	19,695		*
Mark J. Tarr	961,549	[8]	*
Terrance Williams	13,647		*
All directors and executive officers as a group	1,980,114	[9]	2.0%

---

* Less than 1%.

[1] Unless otherwise indicated, each person or entity named in the table has sole voting and investment power with respect to all shares of stock listed as owned by that person.

[2] The percentage of beneficial ownership is based upon 100,709,106 shares of common stock outstanding as of February 13, 2025.

[3] Based on a Schedule 13G/A filed with the SEC on February 12, 2024, The Vanguard Group (investment adviser) reported, as of January 31, 2024, beneficial ownership of 10,120,689 shares, with shared voting power for 35,285 shares, sole investment power for 9,977,546 shares, and shared investment power for 143,143 shares. This holder is located at 100 Vanguard Blvd., Malvern, PA 19355

[4] Based on a Schedule 13G/A filed with the SEC on January 24, 2024, BlackRock, Inc. (parent holding company/control person) reported, as of December 31, 2023, beneficial ownership of 9,125,779 shares, with sole voting power for 8,856,379 shares and sole investment power for 9,125,779 shares. This holder is located at 50 Hudson Yards, New York, NY 10001.

[5] Based on a Schedule 13G/A filed with the SEC on November 8, 2024, Invesco Ltd. (parent holding company/control person and investment advisor), on behalf of several subsidiaries, reported, as of September 30, 2024, beneficial ownership of 5,371,242 shares, including sole voting power for up to 5,156,713 shares and sole investment power for up to 5,360,116 shares. These holders are located at 1331 Spring Street NW, Suite 2500, Atlanta, GA 30309.

[6] Includes 125,631 shares held in an irrevocable trust for the benefit of his children for which he is presumed to share voting or investment power, 65,229 shares held by his spouse for which Mr. Coltharp disclaims beneficial ownership and 239,739 shares issuable upon exercise of options.

[7] Includes 84,245 shares issuable upon exercise of options.

[8] Includes 439,060 shares issuable upon exercise of options.

[9] Includes 763,044 shares issuable upon exercise of options.

EXECUTIVE OFFICERS

The following table lists all of our executive officers. Each of our executive officers will hold office until his or her successor is elected and qualified, or until his or her earlier resignation or removal.

Name	Age	Position	Since
Mark J. Tarr	63	President and Chief Executive Officer; Director	12/29/2016
Douglas E. Coltharp	63	Executive Vice President and Chief Financial Officer	5/6/2010
Patrick Darby	60	Executive Vice President, General Counsel and Secretary	2/18/2016
Elissa J. Charbonneau, D.O.	65	Chief Medical Officer	7/1/2015
Andrew L. Price	58	Chief Accounting Officer	10/22/2009
Edmund M. Fay	58	Senior Vice President and Treasurer	3/1/2008

There are no family relationships or other arrangements or understandings known to us between any of the executive officers listed above and any other person pursuant to which he or she was or is to be selected as an officer, other than any arrangements or understandings with persons acting solely as officers of Encompass Health.

Executive Officers Who Are Not Also Directors

Douglas E. Coltharp—Executive Vice President and Chief Financial Officer

Mr. Coltharp was named Executive Vice President and Chief Financial Officer on May 6, 2010. Prior to joining us, Mr. Coltharp served as a partner at Arlington Capital Advisors and Arlington Investment Partners, LLC, a boutique investment banking firm and private equity firm, from May 2007 to May 2010. Prior to that, he served 11 years as executive vice president and chief financial officer for Saks Incorporated and its predecessor organization. Prior to joining Saks in November 1996, Mr. Coltharp spent approximately 10 years with Nations Bank, N.A. and its predecessors in various positions of increasing responsibilities culminating in senior vice president and head of southeast corporate banking. He currently serves as a member of the board of directors of Under Armour, Inc.

Patrick Darby—Executive Vice President, General Counsel and Secretary

Mr. Darby was named Executive Vice President, General Counsel and Secretary effective February 18, 2016. Before joining us, Mr. Darby was a partner at the law firm Bradley Arant Boult Cummings LLP in Birmingham, Alabama, where he practiced from 1990 to 2016, and an adjunct professor at Cumberland School of Law, in Birmingham, Alabama.

Elissa J. Charbonneau, D.O.—Chief Medical Officer

Dr. Charbonneau, a board-certified physical medicine and rehabilitation physician, was named Chief Medical Officer on July 1, 2015. From January 2015 to June 2015, she served as Vice President of Medical Services at Encompass Health. From 2001 to 2014, she served as Medical Director of New England Rehabilitation Hospital of Portland, a joint venture between Maine Medical Center and Encompass Health, where she was a staff physician for several years. Dr. Charbonneau received her doctor of osteopathic medicine from New York College of Osteopathic Medicine, a master's degree in natural sciences/epidemiology from the State University of New York at Buffalo, and a bachelor's degree from Cornell University. She is a diplomat of the American Board of Physical Medicine and Rehabilitation and of the American Osteopathic Board of Rehabilitation Medicine.

Andrew L. Price—Chief Accounting Officer

Mr. Price was named Chief Accounting Officer in October 2009 and has held various management positions with us since joining Encompass Health in June 2004 including Senior Vice President of Accounting and Vice President of Operations Accounting. Prior to joining us, Mr. Price served as senior vice president and corporate controller of Centennial HealthCare Corp, an Atlanta-based operator of skilled nursing centers and home health agencies, from 1996 to 2004, and as a manager in the Atlanta audit practice of BDO Seidman, LLC. Mr. Price is a certified public accountant and member of the American Institute of Certified Public Accountants.

Edmund M. Fay—Senior Vice President and Treasurer

Mr. Fay joined Encompass Health in 2008 as Senior Vice President and Treasurer. Prior to joining us, Mr. Fay had more than 16 years of experience in financial services specializing in corporate development, mergers and acquisitions, bank treasury management, fixed income and capital markets products. He served in various positions at Regions Financial Corporation, including executive vice president of strategic planning/mergers and acquisitions. Prior to that, he held vice president positions at Wachovia Corporation and at J.P. Morgan & Company, Inc.

GENERAL INFORMATION

Other Business

We know of no other matters to be submitted at the annual meeting. By submitting the proxy, the stockholder authorizes the persons named on the proxy to use their discretion in voting on any matter brought before the annual meeting.

Annual Report to Stockholders

A copy of our 2024 Form 10-K is being mailed concurrently with this proxy statement to stockholders who have requested hard copies previously and are entitled to notice of and to vote at the annual meeting. Our annual report to stockholders is not incorporated into this proxy statement and will not be deemed to be solicitation material. A copy of our 2024 Form 10-K is available without charge from the "Investors" section of our website at https://investor.encompasshealth.com. Our 2024 Form 10-K is also available in print to stockholders without charge and upon request, addressed to Encompass Health Corporation, 9001 Liberty Parkway, Birmingham, Alabama 35242, Attention: Investor Relations.

Proposals for 2026 Annual Meeting of Stockholders

All stockholder proposals must be sent by mail or courier service and addressed to Encompass Health Corporation, 9001 Liberty Parkway, Birmingham, Alabama 35242, Attention: Corporate Secretary. Electronic mail and facsimile delivery are not monitored routinely for stockholder submissions, so timely delivery cannot be insured.

Any proposals that our stockholders wish to have included in our proxy statement and form of proxy for the 2026 annual meeting of stockholders must be received by us no later than the close of business on December 2, 2025, and must otherwise comply with the requirements of Rule 14a-8 of the Exchange Act in order to be considered for inclusion in the 2026 proxy statement and form of proxy.

You may also submit a proposal without having it included in our proxy statement and form of proxy, but we need not submit such a proposal for consideration at the annual meeting if it is considered untimely or does not include the information required by Section 2.9 of our Bylaws. In accordance with Section 2.9, to be timely your proposal must be delivered to or mailed and received at our principal executive offices on or after January 1, 2026 and not later than January 31, 2026; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after anniversary date of this year's annual meeting, your proposal, in order to be timely, must be received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs. Section 2.9 also requires, among other things, that the proposal must set forth a brief description of the business to be brought before the annual meeting and the reasons for conducting that business. A stockholder proposing business for the annual meeting must update and supplement the notice information required by Section 2.9 of our Bylaws so that it is true and correct as of the record date(s) for determining the stockholders entitled to receive notice of and to vote at the annual meeting. Any stockholder that intends to submit a proposal should read the entirety of the requirements in Section 2.9 of our Bylaws which can be found in the "Corporate Governance" section of our website at https://investor.encompasshealth.com.

Appendix A

Reconciliations of Non-GAAP Financial Measures to GAAP Results

To help our readers understand our past financial performance, our future operating results, and our liquidity, we supplement the financial results we provide in accordance with generally accepted accounting principles in the United States of America ("GAAP") with certain non-GAAP financial measures, including our leverage ratio and Adjusted EBITDA. Our management regularly uses our supplemental non-GAAP financial measures to understand, manage, and evaluate our business and make operating decisions. We believe our leverage ratio and Adjusted EBITDA, as defined in our credit agreement, are measures of our ability to service our debt and our ability to make capital expenditures.

The leverage ratio is defined as the ratio of consolidated total debt to Adjusted EBITDA for the trailing four quarters. Additionally, the leverage ratio is a standard measurement used by investors to gauge the creditworthiness of an institution. Our credit agreement also includes a maximum leverage ratio financial covenant which allows us to deduct cash on hand from consolidated total debt.

We use Adjusted EBITDA on a consolidated basis as a liquidity measure. We believe this financial measure on a consolidated basis is important in analyzing our liquidity because it is the key component of certain material covenants contained within our credit agreement, which is discussed in more detail in Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, "Liquidity and Capital Resources," and Note 9, *Long-term Debt*, to the consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2024 (the "2024 Form 10-K"). These covenants are material terms of the credit agreement. Noncompliance with these financial covenants under the credit agreement — its interest coverage ratio and its leverage ratio — could result in our lenders requiring us to immediately repay all amounts borrowed. If we anticipated a potential covenant violation, we would seek relief from our lenders, which would have some cost to us, and such relief might be on terms less favorable to us than those in our existing credit agreement. In addition, if we cannot satisfy these financial covenants, we would be prohibited under the credit agreement from engaging in certain activities, such as incurring additional indebtedness, paying common stock dividends, making certain payments, and acquiring and disposing of assets. Consequently, Adjusted EBITDA is critical to our assessment of our liquidity.

In general terms, the credit agreement definition of Adjusted EBITDA therein, referred to as "Adjusted Consolidated EBITDA," allows us to add back to consolidated net income interest expense, income taxes, and depreciation and amortization and then add back to consolidated net income (1) all unusual or nonrecurring items reducing consolidated net income (of which only up to $10 million in a year may be cash expenditures), (2) any losses from discontinued operations, (3) non-ordinary course fees, costs and expenses incurred with respect to any litigation or settlement, (4) share-based compensation expense, (5) costs and expenses associated with changes in the fair value of marketable securities, (6) costs and expenses associated with the issuance or prepayment of debt, and acquisitions, and (7) any restructuring charges and certain pro forma cost savings and synergies related to transactions and initiatives, which in the aggregate are not in excess of 25% of Adjusted Consolidated EBITDA. We also subtract from consolidated net income all unusual or nonrecurring items to the extent they increase consolidated net income.

Under the credit agreement, the Adjusted EBITDA calculation does not require us to deduct net income attributable to noncontrolling interests or gains on fair value adjustments of hedging and equity instruments, disposal of assets and development activities. It also does not allow us to add back losses on fair value adjustments of hedging instruments or unusual or nonrecurring cash expenditures in excess of $10 million. These items and amounts, in addition to the items falling within the credit agreement's "unusual or nonrecurring" classification, may occur in future periods, but can vary significantly from period to period and may not directly relate to, or be indicative of, our ongoing liquidity or operating performance. Accordingly, the Adjusted EBITDA calculation presented here includes adjustments for them.

Adjusted EBITDA is not a measure of financial performance under GAAP, and the items excluded from Adjusted EBITDA are significant components in understanding and assessing financial performance. Therefore, Adjusted EBITDA should not be considered a substitute for net income or cash flows from operating, investing, or financing activities. Because Adjusted EBITDA is not a measurement determined in accordance with GAAP and is thus susceptible to varying calculations, Adjusted EBITDA, as presented, may not be comparable to other similarly titled measures of other companies. Revenues and expenses are measured in accordance with the policies and procedures described in Note 1, *Summary of Significant Accounting Policies*, to the consolidated financial statements accompanying the 2024 Form 10-K.

Reconciliation of Net Cash Provided by Operating Activities to Adjusted EBITDA

	For the Year Ended December 31,	
	2024	**2023**
	(In Millions)	
Net cash provided by operating activities	$ 1,002.8	$ 850.8
Interest expense and amortization of debt discounts and fees	137.4	143.5
Gain on sale of investments, excluding impairments	2.7	4.6
Equity in net income of nonconsolidated affiliates	3.0	3.2
Net income attributable to noncontrolling interests in continuing operations	(140.9)	(111.0)
Amortization of debt-related items	(9.7)	(9.5)
Distributions from nonconsolidated affiliates	(4.0)	(1.6)
Current portion of income tax expense	139.5	128.3
Change in assets and liabilities	(21.9)	(50.3)
Cash used in operating activities of discontinued operations	3.1	16.0
Asset impairment impact on noncontrolling interests	(7.3)	—
State regulatory change impact on noncontrolling interests	—	(2.2)
Change in fair market value of equity securities	(1.0)	(0.7)
Adjusted EBITDA	$ 1,103.7	$ 971.1

For the year ended December 31, 2024, net cash used in investing activities was $653.3 million and resulted primarily from capital expenditures. Net cash used in financing activities during the year ended December 31, 2024 was $330.6 million and resulted primarily from net debt payments, distributions paid to noncontrolling interests of consolidated affiliates, cash dividends paid on common stock, and repurchases of common stock partially offset by contributions from noncontrolling interests of consolidated affiliates.

For the year ended December 31, 2023, net cash used in investing activities was $602.8 million and resulted primarily from capital expenditures. Net cash used in financing activities during the year ended December 31, 2023 was $197.2 million and resulted primarily from net debt payments, distributions paid to noncontrolling interests of consolidated affiliates, and cash dividends paid on common stock partially offset by contributions from noncontrolling interests of consolidated affiliates.

Reconciliation of Net Income to Adjusted EBITDA

	For the Year Ended December 31,	
	2024	**2023**
	(In Millions)	
Net income	$ 596.6	$ 463.0
Loss from discontinued operations, net of tax, attributable to Encompass Health	2.8	12.0
Net income attributable to noncontrolling interests included in continuing operations	(140.9)	(111.0)
Provision for income tax expense	150.2	132.2
Interest expense and amortization of debt discounts and fees	137.4	143.5
Loss on early extinguishment of debt	0.6	—
Loss on disposal or impairment of assets	17.4	9.8
Depreciation and amortization	299.6	273.9
Stock-based compensation expense	48.3	50.6
State regulatory change impact on noncontrolling interests	—	(2.2)
Asset impairment impact on noncontrolling interests	(7.3)	—
Change in fair market value of equity securities	(1.0)	(0.7)
Adjusted EBITDA	$ 1,103.7	$ 971.1

**Appendix B**

**ENCOMPASS HEALTH CORPORATION
2025 OMNIBUS PERFORMANCE INCENTIVE PLAN**

**ARTICLE 1
PURPOSE**

      1.1.   <u>General</u>. The purpose of the Encompass Health Corporation 2025 Omnibus Performance Incentive Plan (the "***Plan***") is to promote the success, and enhance the value, of Encompass Health Corporation (the "***Company***") and its subsidiaries, by linking the personal interests of their employees, officers and directors to those of Company stockholders and by providing such persons with an incentive for outstanding performance. The Plan is further intended to provide flexibility to the Company by increasing its ability to motivate, attract, and retain the services of employees, officers and directors upon whose judgment, interest, and special effort the successful conduct of the Company's operation is largely dependent. Accordingly, the Plan permits the grant of cash and equity incentive awards from time to time to selected employees, officers and directors.

**ARTICLE 2
EFFECTIVE DATE**

      2.1.   <u>Effective Date</u>. The Plan replaces the 2016 Omnibus Equity Incentive Plan (the "***2016 Plan***") and shall be effective as of May 2, 2025 (the "***Effective Date***"), subject to its approval by the stockholders of the Company. Unless terminated earlier by the Board, the Plan shall have a term of ten (10) years commencing upon the Effective Date; provided, however, termination of the Plan shall not cancel any Awards previously granted by the Company and provided further that the applicable provisions of the 2016 Plan shall remain in effect according to the terms of such Awards. If the Plan is approved by stockholders, the Company shall not grant or issue new equity awards under any other currently effective plan, including the 2016 Plan, on or after the Effective Date.

**ARTICLE 3
DEFINITIONS**

      3.1.   <u>Definitions</u>. When a word or phrase appears in the Plan with the initial letter capitalized, and the word or phrase does not commence a sentence, the word or phrase shall generally be given the meaning ascribed to it in this Section or in Section 1.1 unless a clearly different meaning is required by the context. The following words and phrases shall have the following meanings:

      (a)   "***Award***" means any grant or award of Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Shares, Performance Units, Dividend Equivalents, Other Stock-Based Award, Cash Award, or any other right or interest relating to Stock or cash, granted to a Participant under the Plan.

      (b)   "***Award Agreement***" means an agreement, contract, other instrument or document or other evidence approved by the Committee evidencing an Award. An Award Agreement may be in an electronic medium, may be solely evidenced by a notation on the Company's books and records, and need not be signed by a representative of the Company or a Participant. An Award Agreement may be in the form of individual award agreements or certificates or a document describing the terms and provisions of an Award or series of Awards under the Plan.

      (c)   "***Board***" means the Board of Directors of the Company.

      (d)   "***Cash Award***" means any grant or award that confers the right to receive cash with the amount of such cash subject to achievement of one or more specified Performance Goals and subject to such other restrictions and conditions as may be established by the Committee.

      (e)   "***Cause***" means a conviction or no contest plea to a felony or moral turpitude crime or an act of dishonesty, moral turpitude, an intentional, negligent, or grossly negligent act detrimental to the best interests of the Company or a Subsidiary, failure to perform assigned duties, poor performance of assigned duties, breach of fiduciary duties to the Company, or violations of Company policies or code of conduct as in effect and amended from time to time, all as determined by the Committee; provided that, if a Participant

is a participant in an executive severance plan adopted by the Company or in an individual employment agreement, then "Cause" for purposes of the Plan shall have the meaning set forth in such executive severance plan or agreement, as applicable.

      (f)   "***Change in Control***" means any of the following events:

      (i)   the acquisition (other than from the Company) by any person, entity or "group" (within the meaning of Section 13(d)(3) or 14(d)(2) of the 1934 Act, but excluding, for this purpose, the Company or its subsidiaries, or any employee benefit plan of the Company or its subsidiaries which acquires beneficial ownership of voting securities of the Company) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the 1934 Act) of 30% or more of either the then-outstanding shares of Common Stock or the combined voting power of the Company's then-outstanding voting securities entitled to vote generally in the election of Directors; or

      (ii)   during any period of up to twenty-four (24) consecutive months, individuals who at the beginning of such period constituted the Board (together with any new directors whose election by the Board or whose nomination for election by the stockholders of the Company was approved by a vote of a majority of the directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease to constitute at least a majority of the Board; or

      (iii)   the Company is liquidated or dissolved or adopts a plan of liquidation or dissolution; or

      (iv)   the consummation of a merger or consolidation of the Company with or into another person or the merger of another person with or into the Company, or the sale of all or substantially all the assets of the Company (determined on a consolidated basis) to another person, other than a transaction following which (A) in the case of a merger or consolidation transaction, holders of securities that represented 100% of the combined voting power entitled to vote generally in the election of directors of the Company immediately prior to such transaction (or other securities into which such securities are converted as part of such merger or consolidation transaction) own directly or indirectly at least a majority of the combined voting power entitled to vote generally in the election of directors of the surviving person in such transaction immediately after such transaction and (B) in the case of a sale of assets, each transferee is owned by holders of securities that represented at least a majority of the combined voting power entitled to vote generally in the election of directors of the Company immediately prior to such sale.

      (g)   "***Code***" means the Internal Revenue Code of 1986, as amended from time to time.

      (h)   "***Committee***" means the Compensation and Human Capital Committee of the Board, or any successor thereto.

      (i)   "***Company***" means Encompass Health Corporation, a Delaware corporation, or any successor corporation.

      (j)   "***Disability***" means, except as otherwise provided in an Award Agreement, a physical or mental condition which is expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months and which renders the Participant incapable of performing the work for which the Participant is employed or similar work, as evidenced by eligibility for and actual receipt of benefits payable under a group disability plan or policy maintained by the Company or any of its Subsidiaries that is by its terms applicable to the Participant.

      (k)   "***Dividend Equivalent***" means a right granted to a Participant under Article 11.

      (l)   "***Effective Date***" has the meaning assigned such term in Section 2.1.

      (m)   "***Fair Market Value***" means (i) as of any given date, the closing price at which the shares of stock were traded (or if no transactions were reported on such date on the next preceding date on which transactions were reported) on the New York Stock Exchange (the "Closing Price") on such date, or, if different, the principal exchange or automated quotation system on which such stock is traded, (ii) should

the Committee elect, the average selling price or volume-weighted average price ("***VWAP***") on a given trading day or the VWAP over a series of pre-established trading days preceding or following such given date, or (iii) in the event of an Option exercise by net settlement, the Closing Price on the trading date immediately preceding the date of exercise. If the shares are neither listed on the NYSE or another public exchange nor quoted on an inter-dealer quotation system or if the term is being applied to property other than stock, the amount determined by the Committee in its sole discretion to be the fair market value thereof.

(n)   "***Full Value Award***" means an Award other than in the form of an Option or SAR which is settled by the issuance of stock.

(o)   "***Good Reason***" shall mean, when used with reference to any Participant, any of the following actions or failures to act, but in each case only if it occurs while such Participant is employed by the Company and then only if it is not consented to by such Participant in writing:

(i)   assignment of a position that is of a lesser rank than held by the Participant prior to the assignment and that results in a material adverse change in such Participant's reporting position, duties or responsibilities or title or elected or appointed offices as in effect immediately prior to the effective date of such change;

(ii)   a material reduction in such Participant's total compensation from that in effect immediately prior to the Change in Control. For purposes of this clause (ii), "total compensation" shall mean the sum of base salary, target bonus opportunity and the opportunity to receive compensation in the form of equity in the Company. Notwithstanding the foregoing, a reduction will not be deemed to have occurred hereunder on account of (A) any change to a plan term other than ultimate target bonus opportunity or equity opportunity, (B) the actual payout of any bonus amount or equity amount, (C) any reduction resulting from changes in the market value of securities or other instruments paid or payable to the Participant, or (D) any reduction in the total compensation of a group of similarly situated Participants that includes such Participant; or

(iii)   any change in a Participant's status as a participant under any Change in Control compensation plan of the Company if such change in status occurs during the period beginning six (6) months prior to a Change in Control and ending twenty-four (24) months after a Change in Control; or

(iv)   any change of more than fifty (50) miles in the location of the principal place of employment of such Participant immediately prior to the effective date of such change.

For purposes of this definition, none of the actions described in clauses (i) through (iv) above shall constitute "Good Reason" if taken for Cause. Additionally, none of the actions described in clauses (i) through (iv) above shall constitute "Good Reason" with respect to any Participant if remedied by the Company within thirty (30) days after receipt of written notice thereof given by such Participant (or, if the matter is not capable of remedy within thirty (30) days, then within a reasonable period of time following such thirty (30) day period, provided that the Company has commenced such remedy within said thirty (30) day period); provided that "Good Reason" shall cease to exist for any action described in clauses (i) through (iv) above on the sixtieth (60th) day following the later of the occurrence of such action or the Participant's knowledge thereof, unless such Participant has given the Company written notice thereof prior to such date.

(p)   "***Grant Date***" means the date specified by the Committee on which a grant of an Award shall become effective, which shall not be earlier than the date on which the Committee takes action with respect thereto.

(q)   "***Incentive Stock Option***" means an Option that meets the requirements of Section 422 of the Code or any successor provision thereto.

(r)   "***Non-Employee Director***" means a director of the Company who is not an employee of the Company or an affiliate.

(s)   "***Non-Qualified Stock Option***" means an Option that is not intended to be an Incentive Stock Option.

(t)   "***Option***" means a right granted to a Participant under Article 7 of the Plan to purchase Stock at a specified price during specified time periods. An Option under the Plan shall be a Non-Qualified Stock Option or an Incentive Stock Option.

(u)   "***Other Stock-Based Award***" means a right, granted to a Participant under Article 13, which relates to or is valued by reference to Stock or other Awards relating to Stock.

(v)   "***Parent***" means a corporation which owns or beneficially owns a majority of the outstanding voting stock or voting power of the Company.

(w)   "***Participant***" means a person who, as an employee, officer or director of the Company or any Subsidiary, has been granted an Award under the Plan.

(x)   "***Performance Objectives***" means the performance goals or objectives, if any, established pursuant to the Plan for Participants who have been granted Awards under the Plan. Performance Objectives may be described in terms of Company-wide objectives or objectives that are related to the performance of the individual Participant or the Subsidiary, division, region, department or function within the Company or Subsidiary in which the Participant is employed. Performance Objectives may be specified in absolute terms, in percentages, or in terms of growth from period to period or growth rates over time, as well as measured relative to an established or specially-created index of Company competitors or peers. Performance Objectives need not be based upon an increase or positive result under a business or operating criterion and could include, for example, the maintenance of the status quo or the limitation of economic losses (measured, in each case, by reference to a specific business or operating criterion). Performance Objectives may be based on any one or more performance criterion or matter related to the business or operations of the Company that the Committee believes may affect performance. If the Committee determines that a change in the business, operations, corporate structure or capital structure of the Company, or the manner in which it conducts its business, or other events, circumstances or accounting entries that are unusual, nonrecurring or unrelated to the performance of the Participant or otherwise beyond the control of management render the Performance Objectives unsuitable (including, but not limited to, asset write-downs or impairment charges, litigation or claim judgments or settlements, changes in tax laws, material legislation changes, acquisitions and divestures, accounting principles or other laws or provisions affecting reported results, unusual or infrequently occurring items as described in Accounting Standards Codification Topic 225-20 or Accounting Standards Update (ASU) 2015-01 (or any successor pronouncement thereto) and/or management's discussion and analysis of financial condition and results of operations appearing in the Company's annual report to stockholders for the applicable year, foreign exchange gains and losses, or any other identifiable event of a nonrecurring or extraordinary nature, such as a pandemic or comparable public health emergency), the Committee may modify or adjust such Performance Objectives or the related minimum acceptable level of achievement, in whole or in part, as the Committee deems appropriate and equitable. The calculation of the performance result for any metric may also be subject to adjustment for such pre-established items or events if the Committee deems appropriate and equitable.

(y)   "***Performance Share***" means a bookkeeping entry that records the equivalent of one share of Stock awarded pursuant to Article 9.

(z)   "***Performance Unit***" means a bookkeeping entry that records a unit equivalent to $1.00 awarded pursuant to Article 9.

(aa)   "***Plan***" has the meaning assigned such term in Section 1.1.

(bb)   "***Plan Year***" means the twelve-month period beginning January 1 and ending December 31.

(cc)   "***Restricted Stock***" means Stock granted to a Participant under Article 10 that is subject to certain restrictions and to risk of forfeiture.

(dd)   "***Restricted Stock Unit***" or "***RSU***" means a bookkeeping entry that records a unit equivalent to one share of Stock awarded pursuant to Article 12.

(ee)   "***Retirement***" means, except as otherwise provided in an Award Agreement or an individual employment or other agreement with the Participant, the voluntary termination of employment by a Participant after attaining (a) age 65 or (b) in the event that the Participant has been employed by the Company for ten (10) or more years on the date of such termination, age 60.

(ff)   "***Specified Employee***" means a specified employee as defined in Code Section 409A or authoritative guidance thereunder.

(gg)   "***Stock***" means the $.01 par value Common Stock of the Company, and such other securities of the Company as may be substituted for Stock pursuant to Article 16.

(hh)   "***Stock Appreciation Right***" or "***SAR***" means a right granted to a Participant under Article 8 to receive a payment equal to the difference between the Fair Market Value of a share of Stock as of the date of exercise of the SAR over the grant price of the SAR, all as determined pursuant to Article 8.

(ii)   "***Subsidiary***" means a corporation or other entity in which the Company has a direct or indirect ownership or other equity interest.

(jj)   "***1933 Act***" means the Securities Act of 1933, as amended from time to time.

(kk)   "***1934 Act***" means the Securities Exchange Act of 1934, as amended from time to time.

ARTICLE 4
ADMINISTRATION

4.1.   <u>Committee</u>. The Plan shall be administered by the Committee or, at the discretion of the Board from time to time, by the Board. The Committee shall consist of three or more members of the Board. It is intended that the directors appointed to serve on the Committee shall be "non-employee directors" (within the meaning of Rule 16b-3 promulgated under the 1934 Act) to the extent applicable. However, the mere fact that a Committee member shall fail to qualify under the foregoing requirement shall not invalidate any Award made by the Committee if otherwise validly made under the Plan. During any time that the Board is acting as administrator of the Plan, it shall have all the powers of the Committee hereunder, and any reference herein to the Committee (other than in this Section 4.1) shall include the Board.

4.2.   <u>Authority of Committee</u>. The Committee has the exclusive power, authority and discretion to:

(a)   Designate Participants;

(b)   Determine the type or types of Awards to be granted to each Participant;

(c)   Determine the number of Awards to be granted and the number of shares of Stock to which an Award will relate;

(d)   Determine the terms and conditions of any Award granted under the Plan, including but not limited to, the exercise price, grant price, or purchase price, any restrictions or limitations on the Award (including forfeiture provisions), any schedule or provisions for lapse of forfeiture restrictions or restrictions on the exercisability of an Award, and accelerations or waivers of vesting or forfeiture provisions, based in each case on such considerations as the Committee in its sole discretion determines;

(e)   Determine whether, to what extent, and under what circumstances an Award may be settled in, or the exercise price of an Award may be paid in, cash, Stock, other Awards, or other property, or an Award may be canceled, forfeited, or surrendered;

(f)   Prescribe the form of each Award Agreement, which need not be identical for each Participant and which may be in the form of a document evidencing multiple Awards to one or more Participants;

(g)   Decide all other matters that must be determined in connection with an Award;

(h)   Establish, adopt or revise any rules and regulations as it may deem necessary or advisable to administer the Plan;

(i)   Make all other decisions, determinations and interpretations that may be required or authorized under the Plan or as the Committee deems necessary or advisable to administer the Plan;

(j)   Amend the Plan or any Award Agreement as provided herein; and

(k)   Adopt such modification, procedures, and subplans as may be necessary or desirable to comply with provisions of the laws of non-U.S. jurisdictions in which the Company or a Subsidiary may operate, in order to assure the viability of the benefits of Awards granted to Participants located in such other jurisdictions and to meet the objectives of the Plan.

Notwithstanding the above, the Board or the Committee may, by resolution, delegate to officers, employees or directors of the Company or any of its Subsidiaries the authority to determine individuals to be recipients of Awards under the Plan, as well as the authority to determine the number of shares of Stock to be subject to such Awards and the terms of such Awards; provided however, that such delegation of duties and responsibilities may not be made with respect to the grant of Awards to individuals who are subject to Section 16(a) of the 1934 Act at the Grant Date. The acts of such delegates shall be treated hereunder as acts of the Committee and such delegates shall report regularly to the Board and the Committee regarding the delegated duties and responsibilities and any Awards so granted.

4.3.   Decisions Binding. The Committee's interpretation of the Plan, any Awards granted under the Plan, any Award Agreement and all decisions and determinations by the Committee with respect to the Plan are final, binding, and conclusive on all parties.

4.4.   Award Agreements. Each Stock-based Award shall be evidenced by an Award Agreement. Each Award Agreement shall include such provisions, not inconsistent with the Plan, as may be specified by the Committee.

ARTICLE 5
SHARES SUBJECT TO THE PLAN

5.1.   Number of Shares. Subject to adjustment as provided in Sections 5.3(a) and 17.1, the aggregate number of shares of Stock reserved and available for Awards under the Plan on or after the Effective Date shall be twelve million (12,000,000) shares. The total number of shares that may be granted as Incentive Stock Options is one million (1,000,000) shares.

5.2.   Reduction Ratio. For purposes of Section 5.1, each share of Stock subject to an Award, other than an Option or SAR, shall reduce the number of shares of Stock available for Awards by 2.65 shares (the "***Fungibility Ratio***"). The number of shares of Stock available for Awards shall be reduced by one (1) share for each Option or SAR. If the exercise of the Option or SAR with respect to a share of Stock cancels an associated or tandem SAR or Option, respectively, with respect to such share, the associated or tandem Option and SAR shall, in the aggregate, reduce the available count by one share only. Awards that can be settled only in cash shall not reduce the number of shares of Stock available for issuance under the Plan.

5.3.   Share Counting.

(a)   The following (as modified by the Fungibility Ratio) shall not reduce, or may be added back to, the number of authorized shares of Stock available for issuance under the Plan:

(1)   Shares of Stock reserved for issuance upon exercise or settlement, as applicable, of Awards granted under the Plan to the extent the Awards expire or are forfeited, canceled or otherwise not earned;

(2)   Restricted Stock granted under the Plan, to the extent such Restricted Stock is forfeited under Section 16.8 or is otherwise surrendered to the Company before the restricted period expires;

(3)   Awards, to the extent the payment is actually made in cash;

(4)   Shares reserved for issuance upon grant of Performance Share or Performance Unit or Other Stock-Based Award, to the extent the number of reserved shares exceeds the number of shares actually issued upon determination of the satisfaction of the related Performance Objectives;

(5)   Shares reserved for issuance upon grant of RSUs, to the extent the number of reserved shares exceeds the number of shares actually issued upon settlement of RSUs; and

(6)   Shares withheld by, or otherwise remitted to, the Company to satisfy a Participant's tax withholding obligations upon the lapse of restrictions on Full Value Awards granted under the Plan or upon any other payment or issuance of shares under the Plan not prohibited under Section 5.3(b)(2) below.

(b)   The following shares of Stock shall not become available for issuance under the Plan:

(1)   Shares withheld by, or otherwise remitted to, the Company as full or partial payment of the exercise price of an Option granted under the Plan;

(2)   Shares withheld by, or otherwise remitted to, the Company to satisfy a Participant's tax withholding obligations upon the exercise of Options or SARs granted under the Plan;

(3)   Shares not issued upon the settlement of a SAR that settles in shares of Stock;

(4)   Shares remaining available for issuance (and not associated with previous grants or awards) under any prior plan of the Company after the Effective Date; and

(5)   Shares reacquired by the Company in the open market or otherwise using cash proceeds from the exercise of Options or, after the Effective Date, options under any prior plan.

(c)   Substitute Awards granted pursuant to Section 16.10 of the Plan shall not count against the shares of Stock otherwise available for issuance under the Plan under Section 5.1.

(d)   Shares reserved for issuance in connection with grants or awards under any prior plan of the Company outstanding as of the Effective Date may be added to the number of authorized shares of Stock available for issuance under the Plan, to the extent such shares would have been added back pursuant to this Section 5.3 had such grants or awards been made under the Plan.

(e)   Shares available under a stockholder approved plan of an entity which is acquired by, or merged with and into, the Company (as such shares are appropriately adjusted to reflect the financial effect of the transaction in accordance with relevant legal requirements), shall (subject to applicable stock exchange requirements) be available for the granting of Awards hereunder, and shall not count against the shares of Stock otherwise available for issuance under Section 5.1.

5.4.   Annual Award Limits. The following limits (each an "***Annual Award Limit***", and collectively, "***Annual Award Limits***") shall, subject to adjustment as provided in Section 17.1 for share-denominated limits, apply to grants of Awards under the Plan:

(a)   Options: The maximum aggregate number of shares of Stock subject to Options which may be granted in any period consisting of two consecutive Plan Years to any one Participant shall be 1,000,000.

(b)   SARs: The maximum aggregate number of shares of Stock subject to SARs which may be granted in any period consisting of two consecutive Plan Years to any one Participant shall be 1,000,000.

(c)   Performance Shares: The maximum aggregate number of shares of Stock subject to Awards of Performance Shares which may be granted in any period consisting of two consecutive Plan Years to any one Participant shall be 1,000,000.

(d)   Performance Units: The maximum aggregate amount that may be granted to any one Participant in any period consisting of two consecutive Plan Years shall be $10,000,000 of associated bookkeeping entry value. If the delivery of such amount is deferred, any additional amount attributable to earnings during the deferral period shall be disregarded for purposes of this limitation.

(e)   Cash Awards: The maximum aggregate amount that may be granted to any one Participant in any period consisting of two consecutive Plan Years shall be $15,000,000. If the delivery of such amount is deferred, any additional amount attributable to earnings during the deferral period shall be disregarded for purposes of this limitation.

(f)   Restricted Stock: The maximum aggregate number of shares of Stock that may be granted in any period consisting of two consecutive Plan Years to any one Participant shall be 1,000,000.

(g)   Restricted Stock Units: The maximum aggregate number of shares of Stock that may be granted in any period consisting of two consecutive Plan Years to any one Participant shall be 1,000,000 and the associated bookkeeping entry value shall not exceed Fair Market Value (determined on the date of grant) of such number of shares.

(h)   Other Stock-Based Awards: The maximum aggregate number of shares of Stock that may be granted in any period consisting of two consecutive Plan Years to any one Participant shall be 1,000,000 shares or the Fair Market Value of such number of shares (determined on the date of grant).

5.5.   Stock Distributed. Any Stock distributed pursuant to an Award may consist, in whole or in part, of authorized and unissued Stock, Stock held in treasury, or Stock purchased on the open market.

5.6.   Minimum Vesting Requirements. Except with respect to Awards accounting for not greater than 5% of the aggregate number of shares of Stock reserved and available for Awards under Section 5.1 or as otherwise provided in Section 16.6, Awards granted under the Plan shall be subject to a minimum vesting period of at least one year for all shares of Stock subject to such Awards.

ARTICLE 6
ELIGIBILITY

6.1.   General. Awards may be granted only to individuals who are employees, officers or directors of the Company or employees or officers of a Parent or Subsidiary.

ARTICLE 7
STOCK OPTIONS

7.1.   General. The Committee is authorized to grant Options to Participants on the following terms and conditions:

(a)   Exercise Price. The exercise price per share of Stock at which an Option is granted shall be determined by the Committee, provided that the exercise price for any Option (other than an Option issued as a substitute Award pursuant to Section 16.10) shall not be less than the Fair Market Value as of the Grant Date. Except in connection with a corporate transaction involving the Company (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, or exchange of shares), the terms of outstanding Options may not be amended to reduce the exercise price or to cancel or replace outstanding underwater Options in exchange for cash, other awards or Options with an exercise price that is less than the exercise price of the corresponding original Options without stockholder approval.

(b)   Time and Conditions of Exercise. The Award Agreement shall specify the time or times at which an Option may be exercised in whole or in part. The Award Agreement shall specify the performance or other conditions, if any, that must be satisfied before all or part of an Option may be exercised. The Committee may waive any exercise provisions at any time in whole or in part based upon factors as the Committee may determine in its sole discretion so that the Option becomes exercisable at an earlier date. The Award Agreement may provide that an Option shall automatically exercise by means of a net settlement on a given date in the event that the expiration date occurs at a time that the participant is prohibited by law or Company policy from trading in security of the Company and such Option is in the money.

(c)   Lapse of Option. The Option shall lapse ten (10) years after it is granted, unless an earlier option expiration date is set forth in the Award Agreement, and unless an earlier lapse occurs under Section 16.8. The original term of an Option may not be extended without the prior approval of the Company's stockholders.

(d)   Payment. The Award Agreement shall specify the methods by which the exercise price of an Option may be paid, the form of payment, including, without limitation, cash, shares of Stock, or other property (including "cashless exercise" arrangements) and the methods by which shares of Stock shall be delivered or deemed to be delivered to Participants.

(e)   Evidence of Grant. All Options shall be evidenced by an Award Agreement between the Company and the Participant. The Award Agreement shall include such provisions, not inconsistent with the Plan, as may be specified by the Committee.

ARTICLE 8
STOCK APPRECIATION RIGHTS

8.1.   Grant of SARs. The Committee is authorized to grant SARs to Participants on the following terms and conditions:

(a)   Right to Payment. Upon the exercise of a SAR, the Participant to whom it is granted has the right to receive the excess, if any, of:

(1)   The Fair Market Value of one share of Stock on the date of exercise; over

(2)   The grant price of the SAR as determined by the Committee, which shall not be less than the Fair Market Value of one share of Stock on the Grant Date except in connection with a SAR issued as a substitute Award pursuant to Section 16.10. Except in connection with a corporate transaction involving the Company (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, or exchange of shares), the terms of outstanding SARs may not be amended to reduce the exercise price or to cancel or replace outstanding underwater SARs in exchange for cash, other awards or SARs with a grant price that is less than the grant price of the corresponding original SARs without stockholder approval.

(b)   Other Terms. All awards of SARs shall be evidenced by an Award Agreement. The terms, methods of exercise, methods of settlement, form of consideration payable in settlement, and any

other terms and conditions of any SAR shall be determined by the Committee at the time of the grant of the Award and shall be reflected in the Award Agreement.

(c)   Freestanding SARs. A SAR which is not granted in tandem with an Option or a similar right granted under any other plan of the Company shall be subject to the following:

(1)   Each grant shall specify in respect of each freestanding SAR the grant price of the SAR;

(2)   Successive grants may be made to the same Participant regardless of whether any freestanding SAR previously granted to such Participant remain unexercised; and

(3)   Each grant shall specify the period or periods of continuous employment of the Participant by the Company or any Subsidiary that are necessary before the freestanding SARs or installments thereof shall become exercisable, and any grant may provide for the earlier exercise of such rights in the event of acceleration under Article 16.

(d)   Payment in Cash or Shares. Any grant may specify that the amount payable upon the exercise of a SAR may be paid by the Company in cash, shares of Stock or any combination thereof and may either (i) grant to the Participant or reserve to the Committee the right to elect among those alternatives or (ii) preclude the right of the Participant to receive and the Company to issue shares of Stock or other equity securities in lieu of cash.

(e)   Exercise Period. Any grant may specify (i) a waiting period or periods before SARs shall become exercisable and (ii) permissible dates or periods on or during which SARs shall be exercisable. No SAR granted under the Plan may be exercised more than ten (10) years from the Grant Date. The original term of an SAR may not be extended without the prior approval of the Company's stockholders.

ARTICLE 9
PERFORMANCE SHARES OR PERFORMANCE UNITS

9.1.   Grant of Performance Shares or Performance Units. The Committee is authorized to grant Performance Shares or Performance Units to Participants on such terms and conditions as may be selected by the Committee. The grant of a Performance Share to a Participant will entitle the Participant to receive at a specified later time a specified number of shares, or the equivalent cash value if the Committee so provides, if the Performance Objectives established by the Committee are achieved and the other terms and conditions thereof are satisfied. The grant of a Performance Unit to a Participant will entitle the Participant to receive at a specified later time a specified dollar value in cash or other property (including shares) as determined by the Committee, if the Performance Objectives in the Award are achieved or attained and the other terms and conditions thereof are satisfied. All Awards of Performance Shares or Performance Units shall be evidenced by an Award Agreement. The Award Agreement shall specify the number of Performance Shares or Performance Units to which it pertains; provided that such number may be adjusted to reflect changes in compensation or other factors. Further, the Award Agreement shall state that the Performance Shares or Performance Units are subject to all of the terms and conditions of the Plan and such other terms and provisions as the Committee may determine consistent with the Plan.

9.2.   Right to Payment. A grant of Performance Shares or Performance Units gives the Participant rights, valued as determined by the Committee, and payable to, the Participant to whom the Performance Shares or Performance Units are granted, in whole or in part, as the Committee shall establish at grant or thereafter. The Committee shall set Performance Objectives and other terms or conditions to payment of the Performance Shares or Performance Units in its discretion which, depending on the extent to which they are met, will determine the number and value of Performance Shares or Performance Units that will be paid to the Participant.

9.3.   Performance Period. The performance period with respect to each Performance Share or Performance Unit shall commence on the date specified in the Award Agreement and may be subject to earlier termination in the event of an acceleration under Article 16.

9.4.   Threshold Performance Objectives. Each grant may specify in respect of the specified Performance Objectives a minimum acceptable level of achievement or attainment below which no payment will be made and may set forth a formula for determining the amount of any payment to be made if performance is at or above such minimum acceptable level but falls short of the maximum achievement of the specified Performance Objectives.

9.5.   Payment of Performance Shares and Performance Units. Awards of Performance Shares or Performance Units may be payable in cash, Stock, Restricted Stock, or Restricted Stock Units in the discretion of the Committee, and have such other terms and conditions as determined by the Committee and reflected in the Award Agreement. For purposes of determining the number of shares of Stock to be used in payment of a Performance Unit denominated in cash but payable in whole or in part in Stock or Restricted Stock, the number of shares to be so paid will be determined by dividing the cash value of the Award to be so paid by the Fair Market Value of a share of Stock on the date of determination by the Committee of the amount of the payment under the Award.

ARTICLE 10
AWARDS OF RESTRICTED STOCK

10.1.   Grant of Restricted Stock. The Committee is authorized to make Awards of Restricted Stock to Participants in such amounts and subject to such terms and conditions as may be selected by the Committee. All Awards of Restricted Stock shall be evidenced by an Award Agreement setting forth the terms, conditions and restrictions applicable to the Award. Each grant of Restricted Stock shall constitute an immediate transfer of the ownership of Stock to the Participant in consideration of the performance of services, subject to the substantial risk of forfeiture and restrictions on transfer hereinafter referred to.

10.2.   Issuance and Restrictions. Restricted Stock shall be subject to such restrictions on transferability as the Committee may impose. Such restrictions may include, without limitation, limitations on the right to vote Restricted Stock or the right to receive dividends on the Restricted Stock, and provisions subjecting the Restricted Stock to a continuing risk of forfeiture in the hands of any transferee. These restrictions may lapse separately or in combination at such times, under such circumstances, in such installments, upon the satisfaction of Performance Objectives or otherwise, as the Committee determines at the time of the grant of the Award or thereafter.

10.3.   Consideration. Each grant may be made without additional consideration from the Participant or in consideration of a payment by the Participant that is less than the Fair Market Value on the Grant Date.

10.4.   Dividends, Voting and Other Ownership Rights. Unless otherwise provided in an Award Agreement or any special Plan document governing an Award, an Award of Restricted Stock shall entitle the Participant to all of the rights of a stockholder with respect to such outstanding Restricted Stock (including voting and other ownership rights) throughout the restricted period; provided, dividends (including the proceeds of reinvested dividends) shall be paid only to the extent the underlying Award has vested (and only to the extent earned in the case of performance-based Awards) in accordance with the Plan and the applicable Award Agreement, and all other dividends rights shall be forfeited. Participants may only be entitled to dividends if permissible under the agreements or instruments governing the Company's indebtedness.

10.5.   Performance-Based Restricted Stock. Any Award or the vesting thereof of Restricted Stock may be predicated on or further conditioned upon the achievement or attainment of Performance Objectives established by the Committee.

10.6.   Reinvesting. Any grant may require that any or all dividends (if permitted under the agreements or instruments governing the Company's indebtedness) or other distributions paid on the Restricted Stock during the period of such restrictions be automatically sequestered and reinvested in additional shares of Stock, which shall be subject to the same restrictions as the underlying Award or such other restrictions as the Committee may determine.

10.7.   Issuance of Restricted Stock. Restricted Stock issued under the Plan following vesting shall be evidenced in a manner authorized by the General Corporation Law of the State of Delaware and may be evidenced in any such manner as the Committee shall determine. If certificates representing shares of Restricted Stock are registered in the name of the Participant, certificates must bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Stock or otherwise must be subject to reasonable precautions intended to prevent unauthorized transfer.

ARTICLE 11
DIVIDEND EQUIVALENTS

11.1.   Grant of Dividend Equivalents. With respect to Awards not consisting of Restricted Stock entitled to dividends to be paid upon vesting, the Committee is authorized to grant Dividend Equivalents to Participants with respect to Full Value Awards, and only Full Value Awards, granted hereunder, subject to such terms and conditions as may be selected by the Committee (if permitted under agreements or instruments governing the Company's indebtedness). If provided for in the applicable Award Agreement, Dividend Equivalents shall entitle the Participant to receive payments equal to dividends declared and paid with respect to all or a portion of the number of shares of Stock issued in connection with a Full Value Award, as determined by the Committee. The Committee may provide that Dividend Equivalents be accrued as a cash obligation or be deemed to have been reinvested in additional shares of Stock, or otherwise reinvested; provided, Dividend Equivalents (including the proceeds of reinvestment) shall only be paid or distributed with respect to an Award to the extent the underlying Award has vested (and only to the extent earned in the case of performance-based Awards) and the associated shares of Stock have been released in accordance with the Plan and the applicable Award Agreement, and all other dividends rights shall be forfeited.

ARTICLE 12
RESTRICTED STOCK UNITS

12.1.   Grant of RSUs. The Committee is authorized to make Awards of RSUs to Participants in such amounts and subject to such terms and conditions as may be selected by the Committee. All Awards of Restricted Stock shall be evidenced by an Award Agreement setting forth the terms, conditions, and restrictions applicable to the Award.

12.2.   Performance-Based RSUs. Any Award or the vesting thereof of RSUs may be predicated on or further conditioned upon the achievement or attainment of Performance Objectives established by the Committee.

ARTICLE 13
OTHER STOCK-BASED AWARDS

13.1.   Grant of Other Stock-Based Awards. The Committee is authorized, subject to limitations under applicable law and the provisions of the Plan, to grant to Participants such other Awards that are payable in, valued in whole or in part by reference to, or otherwise based on or related to shares of Stock, as deemed by the Committee to be consistent with the purposes of the Plan, including without limitation shares of Stock awarded purely as a "bonus" and not subject to any restrictions or conditions, convertible or exchangeable debt securities, other rights convertible or exchangeable into shares of Stock, and Awards valued by reference to book value of shares of Stock or the value of securities of or the performance of specified Parents or Subsidiaries. The Committee shall determine the terms and conditions of such Awards.

ARTICLE 14
CASH AWARDS

14.1.   Grant of Cash Awards. The Committee is authorized to make Cash Awards to Participants in such amounts and subject to such terms and conditions as may be selected by the Committee. Cash Awards may be evidenced by an Award Agreement setting forth the terms, conditions and restrictions applicable to the Award. The Committee shall determine the terms and conditions, including any Performance Objectives, of Cash Awards.

ARTICLE 15
CODE SECTION 409A PROVISIONS

15.1.   Code Section 409A. Notwithstanding anything in the Plan or in any Award Agreement to the contrary, to the extent that any amount or benefit that would constitute "nonqualified deferred compensation" (as defined in Section 409A of the Code) to a Participant would otherwise be payable or distributable under the Plan or any Award Agreement solely by reason of the occurrence of a Change in Control or on account of the Participant's Disability or separation from service, such amount or benefit will not be payable or distributable to the Participant by reason of such circumstance unless (i) the circumstances giving rise to such Change in Control, Disability or separation from service meet the description or definition of "change in control event", "disability" or "separation from service", as the case may be, in Section 409A of the Code and the regulations promulgated thereunder, or (ii) the payment or distribution of such amount or benefit would be exempt from the application of Section 409A of the

Code by reason of the short-term deferral exemption or otherwise. Any payment or distribution of an amount or benefit that would constitute "nonqualified deferred compensation" (as defined in Section 409A of the Code), which is made on account of separation from service to a Participant who is a Specified Employee (as defined in Section 409A of the Code) may not be made before the date which is six (6) months after the date of the Specified Employee's separation from service if the payment or distribution is not exempt from the application of Section 409A of the Code by reason of the short-term deferral exemption or otherwise. This provision does not prohibit the vesting of any Award or the vesting of any right to eventual payment or distribution of any amount or benefit under the Plan or any Award Agreement. The Plan and all Awards made hereunder are intended to be exempt from the provisions of Section 409A of the Code or, to the extent subject to Section 409A of the Code, comply with Section 409A of the Code and any authoritative guidance thereunder. The Plan and all Awards made hereunder shall be interpreted, construed and administered in accordance with these intentions. Nothing in the Plan shall provide a basis for any person to take action against the Company or any affiliate based on matters covered by Section 409A of the Code, including the tax treatment of any amount paid or Award made under the Plan, and neither the Company nor any of its affiliates shall under any circumstances have any liability to any Participant or his beneficiary or estate for any taxes, penalties or interest due on amounts paid or payable under the Plan, including taxes, penalties or interest imposed under Section 409A of the Code.

ARTICLE 16
PROVISIONS APPLICABLE TO ALL AWARDS

16.1.   Term of Award. The term of each Award shall be for the period as determined by the Committee, subject to the terms of the Plan.

16.2.   Limits on Transfer.

(a)   Except as provided in Section 16.2(b) below, during a Participant's lifetime, his or her Awards shall be exercisable only by the Participant. No Awards may be sold, pledged, assigned, or transferred in any manner other than by will or the laws of descent and distribution; no Awards shall be subject, in whole or in part, to attachment, execution or levy of any kind; and any purported transfer in violation hereof shall be null and void. A Participant may designate a beneficiary in accordance with procedures established by the Committee pursuant to Section 16.3 below.

(b)   The Committee may, in its discretion, determine that notwithstanding Section 16.2(a), any or all Awards shall be transferable to and exercisable by such transferees, and subject to such terms and conditions, as the Committee may deem appropriate; provided, however, no Award may be transferred for value (as defined in the General Instructions to Form S-8).

(c)   Notwithstanding Sections 16.2(a) and (b), an Award may be transferred pursuant to a domestic relations order that would satisfy Section 414(p)(1)(A) of the Code if such Section applied to an Award under the Plan, but only if the tax consequences flowing from the assignment or transfer are specified in said order, the order is accompanied by signed agreement by both or all parties to the domestic relations order, and, if requested by the Committee, an opinion is provided by qualified counsel for the Participant that the order is enforceable by or against the Plan under applicable law, and said opinion further specifies the tax consequences flowing from the order and the appropriate tax reporting procedures for the Plan. Any transferee of an Award is subject to all terms and conditions of the Plan and any Award Agreement applicable to the Participant.

16.3.   Beneficiaries. Notwithstanding Section 16.2, a Participant may, in the manner determined by the Committee, designate a beneficiary to exercise the rights of the Participant and to receive any distribution with respect to any Award upon the Participant's death. A beneficiary, legal guardian, legal representative, or other person claiming any rights under the Plan is subject to all terms and conditions of the Plan and any Award Agreement applicable to the Participant, except to the extent the Plan and Award Agreement otherwise provide, and to any additional restrictions deemed necessary or appropriate by the Committee. If no beneficiary has been properly designated or survives the Participant, payment shall be made to the Participant's estate. Subject to the foregoing, a beneficiary designation may be changed or revoked by a Participant at any time provided the change or revocation is filed with the Company.

16.4.   Stock Certificates. All Stock issued under the Plan is subject to any stop-transfer orders and other restrictions as the Committee deems necessary or advisable to comply with federal or state securities laws, rules and

regulations and the rules of any national securities exchange or automated quotation system on which the Stock is listed, quoted, or traded. The Committee may place legends on any Stock certificate to reference restrictions applicable to the Stock.

16.5.   Acceleration Following a Change in Control. Except as otherwise provided in the Award Agreement, upon termination of a Participant's employment by the Company without Cause or by the Participant for Good Reason within twenty-four (24) months following the occurrence of a Change in Control or to the extent the surviving entity does not assume such Awards or substitute in lieu thereof similar awards relating to the stock of such surviving entity having an equivalent then-current value and remaining term, provided that such stock must be listed, quoted, or traded on a national securities exchange or automated quotation system, all outstanding Options, SARs, and other Awards in the nature of rights that may be exercised automatically shall become fully exercisable and all restrictions (other than Performance Objectives) on all outstanding Awards automatically shall lapse. With respect to Performance Objectives applicable to any Award for which the performance period is not complete, the Committee shall have the discretionary authority to determine whether, and if so, the extent to which, (1) the performance period or the Performance Objectives shall be deemed to be satisfied or waived following a Change in Control, and (2) the Performance Objectives shall be modified, adjusted or changed on account of the Change in Control.

16.6.   Acceleration for any Other Reason. Regardless of whether an event has occurred as described in Section 16.5 above, the Committee may in its sole discretion at any time accelerate the vesting provisions and/or waive the forfeiture provisions applicable to any Award or determine that all or a portion of a Participant's Options, SARs, and other Awards in the nature of rights that may be exercised shall become fully or partially exercisable, and that all or a part of the restrictions on all or a portion of the outstanding Awards shall lapse, and that any Performance Objectives with respect to any Awards held by that Participant shall be deemed to be wholly or partially satisfied, in each case, as of such date as the Committee may, in its sole discretion, declare. The discretion of the Committee in the preceding sentence shall be limited to the death, disability or Retirement of a Participant; provided, however that the Committee may exercise such discretion for any reason with respect to Awards of up to five percent (5%) of the shares available for Awards under Section 5.1. The Committee may discriminate among Participants and among Awards granted to a Participant in exercising its discretion pursuant to this Section 16.6. Any such determinations by the Committee shall be final and binding on all parties.

16.7.   Effect of Acceleration. If an Award is accelerated under Section 16.5 or 16.6, the Committee may, in its sole discretion, provide (i) that the Award will expire after a designated period of time after such acceleration to the extent not then exercised, (ii) that the Award will be settled in cash rather than Stock, (iii) that the Award will be assumed by another party to the transaction giving rise to the acceleration or otherwise be equitably converted in connection with such transaction, (iv) that the Award may be settled by payment in cash or cash equivalents equal to the excess of the Fair Market Value of the underlying stock, as of a specified date associated with the transaction, over the exercise price of the Award, (v) that, in the event of a Change in Control, an Award may be cancelled without payment if Fair Market Value of the underlying Stock, as of a specified date associated with such event, does not exceed the exercise price of the Award or (vi) any combination of the foregoing. The Committee's determination need not be uniform and may be different for different Participants whether or not such Participants are similarly situated.

16.8.   Lapse or Forfeiture at or Following Termination of Employment. Except as otherwise provided in an Award Agreement or as otherwise determined by the Committee pursuant to the provisions of Section 16.6, the following lapse and forfeiture provisions shall apply upon a Participant's termination of employment.

(a)   Termination for Cause. Any outstanding Award, including, without limitation, Awards that are unvested, vested and unexercised, or subject or not subject to restrictions, shall automatically and immediately lapse and be forfeited if the Participant's employment is terminated by the Company for Cause.

(b)   Other Termination-Options and SARs. Upon a Participant's termination for any reason other than Retirement, the unvested portion of any outstanding Options and SARs shall terminate and be forfeited. If the Participant's employment is terminated by reason of Retirement, then the restrictions (other than Performance Objectives) shall lapse, and, subject to the attainment of applicable Performance Objectives (which may be waived or modified by the Committee to the extent set forth below), the unearned or unvested portion of the outstanding Options and SARs shall become partially vested, earned and nonforfeitable according to the formula set forth in subsection (c) below. The vested portion of any

outstanding Options and SARs at the time of a Participant's termination for reasons other than for Cause shall continue to be exercisable by the Participant (or the Participant's estate in the event of the Participant's death) during the period set forth in the following chart, but in no event later than the original expiration date set forth in the Award Agreement or, if none, ten (10) years from the Grant Date. At the end of such continuing exercise period, the unexercised Options and SARs shall terminate and be forfeited.

Reason for Termination	Continuing Exercise Period
Disability	2 years following termination
Death (Including death during the applicable continuing exercise period following termination for another reason)	2 years following death
Retirement	Lesser of the original term of Option or SAR or 2 years following Retirement
Reason Other Than Death, Disability, Retirement or Cause	90 days following termination

(c)   <u>Other Terminations - Restricted Stock, Restricted Stock Units, Performance Shares, Performance Units or other Awards</u>. The following shall apply with respect to outstanding Awards of Restricted Stock, Restricted Stock Units, Performance Shares, Performance Units or other Awards which are unvested, unearned or otherwise not immediately distributable at the time of a Participant's termination of employment for reasons other than Cause:

(i)   If the Participant's employment is terminated by reason of death or Disability, then all restrictions (other than Performance Objectives) shall lapse, and, subject to the attainment of applicable Performance Objectives (which may be waived or modified by the Committee to the extent set forth below), the unearned or unvested portion of the Award shall become immediately vested, earned and nonforfeitable, and shall be distributed to the Participant (or the Participant's beneficiary in the event of the Participant's death) as soon as reasonably practical following such termination, and in any event within 90 days thereof or of the end of the performance period, as applicable.

(ii)   If the Participant's employment is terminated by reason of Retirement, then the restrictions (other than Performance Objectives) shall lapse, and, subject to the attainment of applicable Performance Objectives (which may be waived or modified by the Committee to the extent set forth below), the unearned or unvested portion of the Award shall become partially vested, earned and nonforfeitable according to the following formula: The portion that becomes vested, earned and nonforfeitable shall equal the number of shares of Stock granted as of the Grant Date multiplied by the ratio of (i) the number of full months that have elapsed from the Grant Date to the date of the Participant's Retirement, to (ii), the number of full months contained in the original term of the Award.

(iii)   If the Participant's employment is terminated for any reason other than by reason of death, Disability, or Retirement then the restricted, unvested or unearned portion of the Award shall automatically and immediately be cancelled and forfeited.

For any performance-based Award, or portion thereof if prorated pursuant to (ii) above, that remains outstanding after a termination described in (i) or (ii), any shares of Stock earned at the end of the applicable performance period shall be issued promptly after the time the performance is determined. With respect to any Award subject to Performance Objectives, the Committee shall have the discretion, in the event of a termination described in (i) or (ii) above during the applicable performance period, to waive and/or modify the Performance Objectives or the performance period based on any conditions that the Committee deems reasonable, including but not limited to the formula in (ii) above or the performance status as of the termination date.

(d)   <u>Determinations upon Leaves of Absence</u>. Whether military, government or other service or other leave of absence shall constitute a termination of employment shall be determined in each case by the Committee at its discretion, and any determination by the Committee shall be final and conclusive. The Committee may in its sole discretion take any further action that it deems to be equitable under the circumstances or in the best interests of the Company, including, without limitation, waiving or modifying any limitation or requirement with respect to any Award under the Plan. The period of any leave of absence shall be credited for vesting purposes unless otherwise determined by the Committee.

(e)   <u>Cancellation for Violation of Restrictive Covenants</u>. Without limiting the Committee's discretion to cancel any Award at any time, the Committee shall have full power and authority to cancel an Award if the Participant, while employed by the Company or a Subsidiary or within a period which begins on the date of termination of employment and ends on the date which is one year later, engages in any activity which is in direct competition with the Company, solicits other employees or customers of the Company or its Subsidiaries in a competitive business venture, or discloses confidential information. Whether a Participant has engaged in such conduct shall be determined by the Committee in its sole discretion, taking into account any determination by the Company that the Participant has acted in violation of a non-compete, non-solicitation, or non-disclosure agreement with or obligation to the Company or a Subsidiary.

16.9.   <u>Performance Objectives</u>. The Committee may determine that any Award granted pursuant to the Plan to a Participant shall be determined solely or partially on the basis of Performance Objectives. Any payment of an Award granted with Performance Objectives shall be conditioned on the determination of the Committee in each case that the Performance Objectives and any other material conditions have been satisfied. The Committee's determination shall be reflected in the Committee's minutes and shall be based on receipt of documentation, in such form as the Committee may request, to support that the Performance Objectives and any other material conditions have been satisfied.

If a Participant is promoted, demoted or transferred to a different business unit or function during a performance period, the Committee may determine that the specified Performance Objectives are no longer appropriate and may (i) modify, adjust, change or eliminate the Performance Objectives or the applicable performance period as it deems appropriate to make such criteria and period comparable to the initial Performance Objectives and period, or (ii) make a cash payment to the Participant in an amount determined by the Committee.

16.10.   <u>Substitute Awards</u>. The Committee may grant Awards under the Plan in substitution for stock and stock-based awards held by employees of another entity who become employees of the Company or a Subsidiary as a result of a merger or consolidation of the former employing entity with the Company or a Subsidiary or the acquisition by the Company or a Subsidiary of property or stock of the former employing entity. The Committee may direct that the substitute awards be granted on such terms and conditions as the Committee considers appropriate in the circumstances.

ARTICLE 17
CHANGES IN CAPITAL STRUCTURE

17.1.   <u>General</u>. In the event an extraordinary cash dividend, stock dividend, stock-split or a combination or consolidation of the outstanding stock of the Company into a lesser number of shares is declared upon the Stock, the authorization limits under Sections 5.1 and 5.4 shall be increased or decreased proportionately, and the shares of Stock then subject to each Award shall be increased or decreased proportionately without any change in the aggregate purchase price therefore; provided if the Committee elects to grant Dividend Equivalents with respect to an extraordinary cash dividend, the associated Awards shall not be adjusted pursuant to this Section. In the event the Stock shall be changed into or exchanged for a different number or class of shares of stock or securities of the Company or of another corporation, whether through reorganization, recapitalization, reclassification, share exchange, spin-off, stock split-up, combination or exchange of shares, merger or consolidation, the authorization limits under Sections 5.1 and 5.4 shall be adjusted proportionately, and there shall be substituted for each such share of Stock then subject to each Award the number and class of shares into which each outstanding share of Stock shall be so exchanged, all without any change in the aggregate purchase price for the shares then subject to each Award.

Notwithstanding anything to the contrary, upon the occurrence or in anticipation of such an event, the Committee may, in its sole discretion, provide (i) that Awards will be settled in cash rather than Stock, (ii) that Awards will be assumed by another party to a transaction or otherwise be equitably converted or substituted in

connection with such transaction, (iii) that outstanding Awards may be settled by payment in cash or cash equivalents equal to the excess of the Fair Market Value of the underlying Stock, as of a specified date associated with the transaction, over the exercise price of the Award, (iv) that performance targets and performance periods for Awards will be modified, or (v) any combination of the foregoing. The Committee's determination need not be uniform and may be different for different Participants whether or not such Participants are similarly situated.

ARTICLE 18
AMENDMENT, MODIFICATION AND TERMINATION

18.1.   <u>Amendment, Modification and Termination</u>. The Committee shall have the power to amend, suspend or terminate the Plan at any time, provided that any such termination of the Plan shall not adversely affect Awards outstanding under the Plan at the time of termination. Notwithstanding the foregoing, an amendment will be contingent on approval of the Company's stockholders to the extent required by law or by the rules of any stock exchange or automated quotation system on which the Company's securities are traded or to the extent it relates to the repricing limitations set forth in Sections 7.1(a) or 8.1(a)(2) of the Plan.

18.2.   <u>Awards Previously Granted</u>. The Committee may amend any outstanding Award in whole or in part from time to time. Any such amendment which the Committee determines, in its sole discretion, to be necessary or appropriate to conform the Award to, or otherwise satisfy, any legal requirement (including without limitation the provisions of Code Section 409A or the regulations or rulings promulgated thereunder, as well as any securities laws and the rules of any applicable securities exchanges), may be made retroactively or prospectively and without the approval or consent of the Participant. Additionally, the Committee may, without the approval or consent of the Participant, make adjustments in the terms and conditions of an Award in recognition of unusual or nonrecurring events affecting the Company or the financial statements of the Company in order to prevent the dilution or enlargement of the benefits intended to be made available pursuant to the Award. Any materially adverse amendments or adjustments to Awards not expressly contemplated in the two preceding sentences may be made by the Committee with the consent of the affected Participant(s).

ARTICLE 19
GENERAL PROVISIONS

19.1.   <u>Recoupment</u>. Awards granted hereunder, any Stock and/or cash distributed to a Participant pursuant to the exercise or vesting of an Award, and any proceeds received by a Participant upon the sale of any such Stock, shall be subject to recoupment by the Company pursuant to, and in accordance with, the terms of the Company's Compensation Recoupment Policy, as it may be amended from time to time, which policy is hereby incorporated in the Plan by reference.

19.2.   <u>No Rights to Awards</u>. No eligible individual shall have any claim to be granted any Award under the Plan, and neither the Company nor the Committee is obligated to treat eligible individuals uniformly, and determinations made under the Plan may be made by the Committee selectively among eligible individuals who receive, or are eligible to receive, Awards.

19.3.   <u>No Stockholder Rights</u>. No Award gives the Participant any of the rights of a stockholder of the Company unless and until shares of Stock are in fact issued to such person in connection with such Award.

19.4.   <u>Tax Withholding</u>. Participants shall be responsible for all taxes required to be withheld in connection with any Award or the transfer of shares of Stock pursuant to the Plan. The Company or any Parent or Subsidiary shall have the authority and the right to deduct, withhold, and retain from the payment under an Award the number of shares of Stock or a portion of the value of such Award equal in value to the amount of any federal, state, and local or foreign taxes (including the Participant's FICA obligation) required by law to be withheld with respect to any taxable event arising as a result of the Plan. Any such withholding requirement shall be satisfied by withholding shares of Stock or other property otherwise deliverable to such Participant pursuant to the Award having a Fair Market Value on the date of withholding equal to the amount required to be withheld for tax purposes. In no event will the Fair Market Value of the Stock to be withheld and delivered pursuant to this Section exceed the minimum amount required to be withheld, unless (and only to the extent that) requested by Participant and the Company determines the additional amount is allowable for tax purposes and will not result in adverse accounting consequences to the Company. Notwithstanding the other terms of this Section, if the Committee so determines, the Participant may deliver to the Company cash to satisfy the additional tax obligations owed by the Participant as determined by the Company. The Company shall have the authority to require a Participant to remit cash to the

Company in lieu of the surrender or withholding of shares of Stock for taxes if the surrender or withholding for such purpose would result in adverse tax or accounting implications for the Company.

19.5.   No Right to Continued Service. Nothing in the Plan or any Award Agreement shall interfere with or limit in any way the right of the Company or any Parent or Subsidiary to terminate any Participant's employment or status as an officer or director at any time, nor confer upon any Participant any right to continue as an employee, officer or director of the Company or any Parent or Subsidiary, whether for the duration of the Participant's Award or otherwise.

19.6.   Unfunded Status of Awards. The Plan is intended to be an "unfunded" plan for incentive and deferred compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award Agreement shall give the Participant any rights that are greater than those of a general creditor of the Company or any Parent or Subsidiary. The Plan is not intended to be subject to the Employee Retirement Income Security Act of 1974.

19.7.   Indemnification. To the extent allowable under applicable law, each member of the Committee and the Board and any employee of the Company acting pursuant to delegated authority and any counsel or advisor to the foregoing persons shall be indemnified and held harmless by the Company from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by such persons in connection with or resulting from any claim, action, suit, or proceeding to which such person may be a party or in which he may be involved by reason of any action or failure to act under the Plan (except for willful misconduct) and against and from any and all amounts paid by such person in satisfaction of judgment in such action, suit, or proceeding against him provided he gives the Company an opportunity, at its own expense, to handle and defend the same before he undertakes to handle and defend it on his own behalf. The foregoing right of indemnification shall be in addition to any other rights of indemnification to which such person may be entitled under the Company's Articles of Incorporation or Bylaws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

19.8.   Relationship to Other Benefits. No payment under the Plan shall be taken into account in determining any benefits under any pension, retirement, savings, profit sharing, group insurance, welfare or benefit plan of the Company or any Parent or Subsidiary unless provided otherwise in such other plan.

19.9.   Expenses. The expenses of administering the Plan shall be borne by the Company and its Parents or Subsidiaries.

19.10.   No Fiduciary Relationship. Nothing contained in the Plan, and no action taken pursuant to the provisions of the Plan, shall create or shall be construed to create a trust of any kind, or a fiduciary relationship between the Committee, the Company or its affiliates, or their officers or other representatives or the Board, on the one hand, and the Participant, the Company, its Affiliates or any other person or entity, on the other.

19.11.   Fractional Shares. No fractional shares of Stock shall be issued and the Committee shall determine, in its discretion, whether cash shall be given in lieu of fractional shares or whether such fractional shares shall be eliminated by rounding up or down.

19.12.   Government and Other Regulations. The obligation of the Company to make payment of Awards in Stock or otherwise shall be subject to all applicable laws, rules, and regulations, and to such approvals by government agencies as may be required. The Company shall be under no obligation to register under the 1933 Act, or any state securities act, any of the shares of Stock paid under the Plan. The shares paid under the Plan may in certain circumstances be exempt from registration under the 1933 Act, and the Company may restrict the transfer of such shares in such manner as it deems advisable to ensure the availability of any such exemption. Payment of an Award hereunder may be delayed in the sole discretion of the Committee if the Committee reasonably anticipates that payment of the Award would violate Federal securities law or other applicable law; provided that payment shall be made at the earliest date that the Committee reasonably anticipates that making the payment will not cause such violation.

19.13.   Governing Law. To the extent not governed by federal law, the Plan and all Award Agreements shall be construed in accordance with and governed by the laws of the State of Delaware.

19.14.   Additional Provisions. Each Award Agreement may contain such other terms and conditions as the Committee may determine; provided that such other terms and conditions are not inconsistent with the provisions of the Plan.

19.15.   Foreign Participants. In order to facilitate the making of any grant or combination of grants under the Plan, the Committee may provide for such special terms for Awards to Participants who are foreign nationals, or who are employed by or perform services for the Company or any Subsidiary outside of the United States of America, as the Committee may consider necessary or appropriate to accommodate differences in local law, tax policy or custom. Moreover, the Committee may approve such supplements to, or amendments, restatements or alternative versions of, the Plan as it may consider necessary or appropriate for such purposes without thereby affecting the terms of the Plan as in effect for any other purpose, provided that no such supplements, amendments, restatements or alternative versions shall include any provisions that are inconsistent with the terms of the Plan, as then in effect, unless the Plan could have been amended to eliminate such inconsistency without further approval by the stockholders of the Company.

19.16.   No Limitations on Rights of Company. The grant of any Award shall not in any way affect the right or power of the Company to make adjustments, reclassification or changes in its capital or business structure or to merge, consolidate, dissolve, liquidate, sell or transfer all or any part of its business or assets. The Plan shall not restrict the authority of the Company, for proper corporate purposes, to draft or assume Awards, other than under the Plan, to or with respect to any person. If the Committee so directs, the Company may issue or transfer shares of Stock to a Subsidiary or a Parent, for such lawful consideration as the Committee may specify, upon the condition or understanding that the Subsidiary or Parent will transfer such shares of Stock to a Participant in accordance with the terms of an Award granted to such Participant and specified by the Committee pursuant to the provisions of the Plan.

19.17.   Limitations on Awards Granted to Non-Employee Directors. The maximum Grant Date Fair Market Value, as determined by the Committee, of the equity Awards granted to any Non-Employee Director in any Plan Year shall not exceed $500,000. The maximum aggregate amount, as determined by the Committee, of the Cash Awards and other cash payments, such as retainer fees, granted to any Non-Employee Director in any Plan Year also shall not exceed $500,000. The equity and cash limits shall be applied separately, so that the aggregate Grant Date Fair Market Value of all Awards and payments granted to a Non-Employee Director in any Plan Year shall not exceed $1,000,000; provided, however, such limits shall not apply to any compensation resulting from non-preferential dividends or dividend equivalents associated with outstanding equity awards.

19.18.   Payment Deferrals. The Committee, either at the time of grant or by subsequent amendment, may require or permit deferral of the payment of Awards under such rules and procedures as it may establish; provided, however, that any Options, SARs, and similar Other Stock-Based Awards that are not otherwise subject to Section 409A of the Code but would be subject to Section 409A of the Code if a deferral were permitted, shall not be subject to any deferral. The Committee also may provide that deferred settlements include the payment or crediting of interest or other earnings on the deferred amounts, or the payment or crediting of Dividend Equivalents where the deferred amounts are denominated in Stock equivalents. Any deferral and related terms and conditions shall comply with Section 409A of the Code and any authoritative guidance thereunder.

19.19.   Data Privacy. As a condition of receipt of any Award, each Participant explicitly and unambiguously consents to the collection, use, and transfer, in electronic or other form, of personal data as described in this Section 19.19 by and among, as applicable, the Company and its affiliates for the exclusive purpose of implementing, administering, and managing the Plan and Awards and such Participant's participation in the Plan. In furtherance of such implementation, administration, and management, the Company and its affiliates may hold certain personal information about a Participant, including, but not limited to, the Participant's name, home address, telephone number, date of birth, social security or insurance number or other identification number, salary, nationality, job title(s), information regarding any securities of the Company or any of its affiliates, and details of all Incentives (the "Data"). In addition to transferring the Data amongst themselves as necessary for the purpose of implementation, administration, and management of the Plan and Awards and the Participant's participation in the Plan, the Company and its affiliates may each transfer the Data to any third parties assisting the Company in the implementation, administration, and management of the Plan and Awards and such Participant's participation in the Plan. Recipients of the Data may be located in the Participant's country or elsewhere, and the Participant's country and any given recipient's country may have different data privacy laws and protections. By accepting an Award, each Participant authorizes such recipients to receive, possess, use, retain, and transfer the Data, in electronic or other form, for the purposes of assisting the Company in the implementation, administration, and management of the Plan and Awards and such Participant's participation in the Plan, including any requisite transfer of such Data as

may be required to a broker or other third party with whom the Company or the Participant may elect to deposit any shares of Stock. The Data related to a Participant will be held only as long as is necessary to implement, administer, and manage the Plan and Awards and the Participant's participation in the Plan. A Participant may, at any time, view the Data held by the Company with respect to such Participant, request additional information about the storage and processing of the Data with respect to such Participant, recommend any necessary corrections to the Data with respect to the Participant, or refuse or withdraw the consents herein in writing, in any case without cost, by contacting his or her local human resources representative. However, if a Participant refuses or withdraws the consents described herein, the Company may cancel the Participant's eligibility to participate in the Plan, and in the Committee's discretion, the Participant may forfeit any outstanding Award. For more information on the consequences of refusal to consent or withdrawal of consent, Participants may contact their local human resources representative.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_____

FORM 10-K

_____

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number 001-10315

_____

Encompass Health Corporation

(Exact Name of Registrant as Specified in its Charter)

Delaware	**63-0860407**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

9001 Liberty Parkway
Birmingham, Alabama 35242
(Address of Principal Executive Offices)

(205) 967-7116
(Registrant's telephone number)

_____

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.01 par value	EHC	New York Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act:
None

_____

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Emerging growth company ☐
Non-Accelerated filer ☐	Smaller reporting company ☐	

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2). Yes ☐   No ☒

The aggregate market value of common stock held by non-affiliates of the registrant as of the last business day of the registrant's most recently completed second fiscal quarter was approximately $8.5 billion. For purposes of the foregoing calculation only, executive officers and directors of the registrant have been deemed to be affiliates. There were 100,709,106 shares of common stock of the registrant outstanding, net of treasury shares, as of February 13, 2025.

DOCUMENTS INCORPORATED BY REFERENCE

The definitive proxy statement relating to the registrant's 2025 annual meeting of stockholders is incorporated by reference in Part III to the extent described therein.

TABLE OF CONTENTS

NOTE TO READERS

As used in this report, the terms "Encompass Health," "we," "us," "our," and the "Company" refer to Encompass Health Corporation and its consolidated subsidiaries, unless otherwise stated or indicated by context. This drafting style is suggested by the Securities and Exchange Commission and is not meant to imply that Encompass Health Corporation, the publicly traded parent company, owns or operates any specific asset, business, or property. The hospitals, operations, and businesses described in this filing are primarily owned and operated by subsidiaries of the parent company. In addition, we use the term "Encompass Health Corporation" to refer to Encompass Health Corporation alone wherever a distinction between Encompass Health Corporation and its subsidiaries is required or aids in the understanding of this filing.

**CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
AND SUMMARY OF RISK FACTORS**

This annual report contains historical information, as well as forward-looking statements that involve known and unknown risks and relate to, among other things, future events, the spread and impact of an infectious disease outbreak, changes to Medicare reimbursement and other healthcare laws and regulations from time to time, our business strategy, dividend and stock repurchase strategies, our financial plans, our growth plans, our future financial performance, our projected business results, or our projected capital expenditures. In some cases, the reader can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "targets," "potential," or "continue" or the negative of these terms or other comparable terminology. Such forward-looking statements are necessarily estimates based upon current information and involve a number of risks and uncertainties, many of which are beyond our control. Any forward-looking statement is based on information current as of the date of this report and speaks only as of the date on which such statement is made. Actual events or results may differ materially from the results anticipated in these forward-looking statements as a result of a variety of factors. While it is impossible to identify all such factors, factors that could cause, and in some cases have previously caused, actual results to differ materially from those estimated by us include, but are not limited to, each of the factors discussed in Item 1A, *Risk Factors*, summarized in the list below, as well as uncertainties and factors, if any, discussed elsewhere in this Form 10-K, in our other SEC filings from time to time, or in materials incorporated therein by reference.

Reimbursement Risks

- Reductions or delays in, or suspension of, reimbursement for our services by governmental or private payors, including our inability to obtain and retain favorable arrangements with third-party payors, could decrease our revenues and adversely affect other operating results.

- Restrictive interpretations of the regulations governing the claims that are reimbursable by Medicare could decrease our revenues and adversely affect other operating results.

- Reimbursement claims are subject to various audits and such audits may lead to assertions that we have been overpaid or have submitted improper claims, and these assertions may require us to incur additional costs to respond to requests for records and defend the validity of payments and may ultimately require us to refund any amounts determined to have been overpaid.

- Substantive and procedural deficiencies in the administrative appeals process associated with denied Medicare reimbursement claims, including from various Medicare audit programs, could delay or reduce our reimbursement for services previously provided, including through recoupment from other claims due to us from Medicare.

- Efforts to reduce payments to healthcare providers undertaken by third-party payors and conveners could adversely affect our revenues or profitability.

- Medicare quality reporting requirements could adversely affect our operating costs or Medicare reimbursement.

- Changes in our payor mix or the acuity of our patients could reduce our revenues or profitability.

Other Regulatory Risks

- Changes in the rules and regulations of the healthcare industry at the federal, state or local levels, including those contemplated now and in the future as part of national healthcare reform and deficit reduction (such as the re-basing of payment systems, the introduction of a unified post-acute payment system or case-mix weightings across post-acute settings, and other payment system reforms) could decrease revenues and increase the costs of complying with the rules and regulations.

- Compliance with the extensive and frequently changing laws and regulations applicable to healthcare providers, including those related to patient care, coding and billing, data privacy and security, consumer protection, anti-trust, and employment practices, requires substantial time, effort and expense, and if we fail to comply, we could incur penalties and significant costs of investigating and defending asserted claims, whether meritorious or not, or be required to make significant changes to our operations.

- Our inability to maintain proper local, state and federal licensing, including compliance with the Medicare conditions of participation and provider enrollment requirements, such as the CMS vaccine mandate, could decrease our revenues.

FORM 10-K

Other Operational Risks

- Incidents affecting the proper operation, availability, or security of our or our vendors' or partners' information systems, including the patient information stored there, or business continuity could cause substantial losses and adversely affect our operations, and governmental mandates to increase use of electronic records and interoperability exacerbate that risk.

- Any adverse outcome of various lawsuits, claims, and legal or regulatory proceedings, including disclosed and undisclosed *qui tam* suits, could be difficult to predict and could adversely affect our financial results or condition or our operations, and we could experience increased costs of defending and insuring against alleged professional liability and other claims.

- Our inability to successfully complete and integrate *de novo* developments, acquisitions, investments, and joint ventures consistent with our growth strategy, including realization of anticipated revenues, cost savings, productivity improvements arising from the related operations and avoidance of unanticipated difficulties, costs or liabilities that could arise from acquisitions or integrations could adversely affect our financial results or condition.

- Our inability to attract and retain nurses, therapists, and other healthcare professionals in a highly competitive environment with often severe staffing shortages and potential union activity could increase staffing costs and adversely affect other financial and operating results.

- Competitive pressures in the healthcare industry, including from large acute-care hospitals that would typically serve as a referral source for us, and our response to those pressures could adversely affect our revenues or other financial results.

- Our inability to provide a consistently high quality of care, including as represented in metrics published by Medicare, could decrease our revenues.

- Our inability to maintain or develop relationships with patient referral sources, including our joint venture hospitals could decrease our revenues.

- Acute-care hospitals that participate in joint ventures with us may experience, and in the past some have experienced, operational or financial challenges that, in turn, affect our joint venture inpatient rehabilitation hospitals.

- A pandemic, epidemic, or other widespread outbreak of an infectious disease or other public health crisis, and governmental responses to those events, could decrease our patient volumes, pricing, and revenues, lead to staffing and supply shortages and associated cost increases, otherwise interrupt operations, or lead to increased litigation risk and, in the case of the COVID-19 pandemic, has already done so in many instances.

- A regional or global socio-political, weather, or other catastrophic event could severely disrupt our business, particularly in areas such as Texas or Florida where we have a concentration of hospitals and other coastal areas susceptible to tropical storms and in western states susceptible to wildfires.

- Regulatory and other efforts to promote a transition to a lower-carbon economy may result in significant operational and financial challenges for us.

Financial Risks

- General conditions in the economy and capital markets, including any disruption, instability, or uncertainty related to armed conflict or an act of terrorism, a governmental impasse over approval of the United States federal budget or an increase to the debt ceiling, rising interest rates, an international trade war, or a sovereign debt crisis could adversely affect our financial results or condition, including access to the capital markets and interest expense on new or existing debt.

- Our debt and the associated restrictive covenants could have negative consequences for our business and limit our ability to execute aspects of our business plan successfully.

- The price of our common stock could adversely affect our willingness and ability to repurchase shares.

- We may be unable or unwilling to continue to declare and pay dividends on our common stock.

The cautionary statements referred to in this section also should be considered in connection with any subsequent written or oral forward-looking statements that may be issued by us or persons acting on our behalf. We undertake no duty to update these forward-looking statements, even though our situation may change in the future. Furthermore, we cannot guarantee future results, events, levels of activity, performance, or achievements.

**PART I**

Item 1.   **Business**

Overview of the Company

General

We are a national leader in post-acute healthcare services and the nation's largest owner and operator of inpatient rehabilitation hospitals in terms of patients treated, revenues, and number of hospitals. We provide specialized rehabilitative treatment on an inpatient basis. We operate hospitals in 38 states and Puerto Rico, with concentrations in Florida and Texas. As of December 31, 2024, we operated 166 inpatient rehabilitation hospitals. We are committed to delivering high-quality, cost-effective patient care. For 2025, we were named to Fortune's list of the World's Most Admired Companies and Forbes' list of Most Trusted Companies in America.

Our common stock is traded on the New York Stock Exchange (symbol "EHC"). Our principal executive offices are located at 9001 Liberty Parkway, Birmingham, Alabama 35242, and the telephone number of the principal executive offices is (205) 967-7116. Our website address is www.encompasshealth.com.

In addition to the discussion here, we encourage the reader to review Item 1A, *Risk Factors*, Item 2, *Properties,* and Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, which highlight additional considerations about our Company.

The table below provides selected operating and financial data.

	As of or for the Year Ended December 31,		
	2024	**2023**	**2022**
Consolidated data:	**(Actual Amounts)**		
Inpatient rehabilitation:			
Number of hospitals	166	161	153
Discharges	248,498	229,480	211,116
Number of licensed beds	11,094	10,778	10,356
Net operating revenues:	**(In Millions)**		
Inpatient	$ 5,230.5	$ 4,693.8	$ 4,251.6
Outpatient and other	142.7	107.4	97.0
Total	$ 5,373.2	$ 4,801.2	$ 4,348.6

Our inpatient rehabilitation hospitals offer specialized rehabilitative care across an array of diagnoses and deliver comprehensive, high-quality, cost-effective patient care services. As participants in the Medicare program, our hospitals must be licensed and certified and otherwise comply with various requirements that are discussed below in the "Sources of Revenues—Medicare Reimbursement" section. Substantially all (91%) of the patients we serve are admitted from acute-care hospitals following physician referrals for specific acute inpatient rehabilitative care. Most of those patients have experienced significant physical or cognitive disabilities or injuries due to medical conditions, such as strokes, hip fractures, and a variety of debilitating neurological conditions, that are generally nondiscretionary in nature and require rehabilitative healthcare services in a facility-based setting. During the COVID-19 pandemic (the "pandemic") and since, our hospitals have treated numerous patients with or recovering from the COVID-19 virus. Our focus on specialized rehabilitative care has meant that in many cases our hospitals have been ideal settings for treating the debilitating effects of the COVID-19 virus, such as significant muscle weakness, cognitive impairments, shortness of breath with activity, and malnutrition. Our teams of highly skilled nurses and physical, occupational, and speech therapists utilize proven technology and clinical protocols with the objective of restoring our patients' physical and cognitive abilities. Patient care is provided by nursing and therapy staff as directed by physician orders while case managers and other clinical staff monitor each patient's progress and provide documentation and oversight of patient status, achievement of goals, discharge planning, and functional outcomes. Our hospitals provide a comprehensive interdisciplinary clinical approach to treatment that leverages innovative technologies and advanced therapies and leads to superior outcomes.

Strategy and Strategic Priorities

Our overall strategy is to expand our network of inpatient rehabilitation hospitals, add capacity to existing hospitals, further strengthen our relationships with healthcare systems, provider networks, and payors in order to connect patient care across the healthcare continuum, and to deliver superior patient outcomes in a cost-effective manner. We believe this strategy, along with our demonstrated ability to adapt to changes in healthcare, positions us for success in the evolving healthcare delivery system. In pursuit of our strategy, we established the following priorities for 2025.

- **Growth**. We target the addition of 6 to 10 new inpatient rehabilitation hospitals and 80 to 120 beds to existing hospitals per year. We also believe we will continue to have organic growth opportunities within our same store hospitals based on our track record of growth, secular shifts in aging demographic populations, our ability to capture market share, and the maturation of newly opened locations.

- **Operational Initiatives**. Our priorities include operational initiatives that build on momentum from recent years and further our goal of superior patient outcomes. We have pursued and will continue to pursue initiatives to lower our rate of transfers to acute-care hospitals, improve our rate of discharges to community, and improve the patient experience.

  We will continue to demonstrate our value proposition to Medicare Advantage payors by providing superior patient outcomes, including higher discharge to community rates and lower lengths of stay, compared to alternative sites of care. We believe our outcomes and quality of care data have helped drive significant improvement in the payments we receive from Medicare Advantage payors.

  Given the significant number of stroke patients in need of post-acute care, we will continue working to build our stroke market share. As of December 31, 2024, 143 of our 166 hospitals held stroke-specific certifications that required us to demonstrate effective use of evidence-based clinical practice guidelines to manage and optimize stroke care and an organized approach to performance measurement and evaluation of clinical outcomes.

  We will continue to develop and implement post-acute solutions that allow us to apply our clinical expertise, large post-acute datasets, electronic medical record technologies, and strategic partnerships to drive improved patient outcomes and lower the cost of care across the entire post-acute episode.

  We will seek to expand efforts and initiatives to recruit and retain a qualified clinical workforce. For additional discussion of some of these initiatives, see the "Human Capital Management" section below.

  We will continue to install in our hospitals a hemodialysis system with which we are now able to provide inpatient dialysis to our patients without relying on third-parties. Historically, our patients have received dialysis from third-party vendors, either onsite or offsite as available, often resulting in interruptions to their therapy schedules. With this new onsite hemodialysis system, we can provide our patients dialysis without interrupting therapy or requiring patient travel, which lowers our cost of treatment and improves patient satisfaction.

- **Capital Structure**. We seek to maintain balance sheet flexibility, consider opportunistic refinancings and augment returns from investments in operations with shareholder distributions via common stock dividends and repurchases of our common stock. Our debt portfolio is concentrated in long-dated fixed-rate debt. Our free cash flow is the primary source of funding for the considerable investment in our *de novo* and bed addition growth plans. As an additional source of liquidity, we can access our $1 billion revolving credit facility of which $944 million was available for borrowing as of December 31, 2024. Our strong balance sheet as well as our leverage and liquidity profiles mitigate exposure to interest rate volatility and near-term refinancing risks.

For additional discussion of our strategic priorities as well as progress toward our priorities in 2024, including operating results, growth, and shareholder distributions, and our business outlook, see Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, "Executive Overview," "Results of Operations," and "Liquidity and Capital Resources."

Competitive Strengths

We believe we differentiate ourselves from our competitors based on, among other things, the quality of our clinical outcomes, our cost-effectiveness, our financial strength, and our extensive application of technology. We also believe our

competitive strengths discussed below give us the ability to adapt and succeed in a healthcare industry facing regulatory uncertainty around attempts to improve outcomes and reduce costs.

- <u>People</u>. We believe our employees share a steadfast commitment to providing outstanding care to our patients. We undertake significant efforts to ensure our clinical and support staff receive the education and training necessary to provide the highest quality care in the most cost-effective manner. We embrace the Encompass Health Way, our core set of values developed through input from a broad cross section of our employees. The Encompass Health Way calls on each of our employees to set the standard, lead with empathy, do what's right, focus on the positive, and ensure we are stronger together. We believe our culture is essential to attracting and retaining talent. For further discussion of our human capital management and our award-winning culture, see the section titled "Human Capital Management" below.

- <u>Change Agility</u>. We have a demonstrated ability to adapt in the face of numerous and significant regulatory, legislative, and operating environment changes. We believe our consistent and disciplined operating model allows us to be nimble and responsive to change, such as the significant operating and regulatory changes and challenges associated with the pandemic and the related public health emergency.

- <u>Strategic Relationships</u>. We have a long and successful history of building strategic relationships with major healthcare systems. More than a third of our inpatient rehabilitation hospitals currently operate as joint ventures with acute-care hospitals or systems. Joint ventures with market leading acute-care hospitals establish a solid foundation for providing integrated patient care that can improve the quality of outcomes and reduce the total cost of care.

  The post-acute innovation tools we have developed, and will continue to develop, support our strategic relationship initiatives by enhancing the effective and efficient management of patients across multiple post-acute care settings and facilitating high-quality patient care, improved care coordination, and network provider performance and cost management.

  Additionally, we have a strategic sponsorship with the American Heart Association/American Stroke Association on a nationwide basis to increase patient independence after a stroke and reduce stroke mortality through community outreach and information campaigns.

- <u>Clinical Expertise and High-Quality Outcomes</u>. We have extensive clinical experience from which we have developed standardized best practices and protocols. We believe these clinical best practices and protocols, particularly as leveraged with our well-trained clinicians and industry-leading technology, help ensure the delivery of consistently high-quality healthcare services, reduced inefficiencies, and improved performance across a spectrum of operational areas. Currently, we operate 144 hospitals that hold one or more Joint Commission Disease-Specific Care Certifications, such as stroke rehabilitation, hip fracture rehabilitation, brain injury rehabilitation, amputee rehabilitation, Parkinson's Disease rehabilitation, and spinal cord injury rehabilitation certification.

- <u>Cost Effectiveness</u>. Our scale, data-driven business practices, consistent and disciplined operating model, and culture help us provide healthcare services on a cost-effective basis. We leverage centralized administrative functions, use data analytics to identify trends and respond on a timely basis, and identify best practices and implement them across our platform of hospitals. Our *de novo* and bed addition strategies incorporate pre-fabrication construction technology to create efficiencies by reducing reliance on subcontractors, improving supply chain efficiencies, providing a consistent construction quality, and realizing a speed-to-market benefit.

- <u>Financial Resources</u>. We have a proven track record of generating strong cash flows from operations that have allowed us to successfully pursue our growth strategy, manage our financial leverage, and make complementary shareholder distributions. We did not accept any pandemic relief funds under the Coronavirus Aid, Relief, and Economic Security Act of 2020 or any other program or legislation. As of December 31, 2024, we have a strong, well-capitalized balance sheet, including ownership of approximately 78% of our hospital real estate, no significant debt maturities until 2028, and ample availability under our revolving credit facility, which along with the cash flows generated from operations should, we believe, provide sufficient support for our business strategy.

- <u>Advanced Technology and Innovation</u>. We are focused on developing technology-enabled strategies to further improve our effectiveness at providing post-acute healthcare. Our post-acute innovation strategy is based on using our clinical expertise, our large post-acute datasets, and our proven capabilities in enterprise-level electronic medical record technologies, data analytics, data integration, and predictive analytics to drive value-based

FORM 10-K

performance for our patients, our partners, and our payors. We believe our information systems and post-acute innovation solutions, in addition to improving patient care and operating efficiencies, allow us to collect, analyze, and share information on a timely basis making us an ideal partner for other healthcare providers in a coordinated care delivery environment. Our systems also emphasize interoperability with referral sources and other providers coordinating care. We have devoted substantial resources, effort and expertise to leveraging technology to create post-acute solutions that improve patient care and operating efficiencies.

Competition

The inpatient rehabilitation industry, outside of our leading position, is highly fragmented. Our inpatient rehabilitation hospitals compete primarily with rehabilitation units, most of which are within acute-care hospitals, in the markets we serve. An acute-care hospital operating its own unit, particularly one owned or operated by a large public company or not-for-profit that has a dominant position in the local market, can be a formidable competitor because 91% of our patients come from acute-care hospitals. There are several privately held companies offering post-acute rehabilitation services that compete with us primarily in select geographic markets. In addition, there is a public company that is primarily focused on other post-acute care services but also operates 35 inpatient rehabilitation hospitals. Other providers of post-acute care services compete for some rehabilitation patients. For example, nursing homes may market themselves as offering certain rehabilitation services, particularly to patients not in need of intensive rehabilitation therapy, even though those nursing homes are not required to offer the same level of care and are not licensed as hospitals. The primary competitive factors in any given market include the quality of care and service provided, the treatment outcomes achieved, the relationship and reputation with managed care and other private payors and the acute-care hospitals, physicians, or other referral sources in the market, and the regulatory barriers to entry in certificate of need states. The ability to work as part of an integrated delivery payment model with other providers, including the ability to deliver quality patient outcomes and cost-effective care, could become an increasingly important factor in competition if a significant number of people in a market are participants in one or more of these models. See the "Regulation—Relationships with Physicians and Other Providers" and "Regulation—Certificates of Need" sections below for further discussion of some of these factors. For a list of our inpatient rehabilitation markets by state, see the table in Item 2, *Properties*.

Patients and Demographic Trends

Demographic trends, such as population aging, should continue to increase long-term demand for the services we provide. While we treat patients of all ages, most of our patients are 65 and older, and the number of Medicare enrollees is expected to grow approximately 3% per year for the foreseeable future, reaching approximately 73 million people over the age of 65 by 2030. More specifically, the average age of our Medicare patients is approximately 78, and the population group ranging in ages from 75 to 79 is expected to grow at approximately 5% per year through 2026. We believe the demand for the services we provide will continue to increase as the U.S. population ages. We believe these factors align with our strengths in, and focus on, inpatient rehabilitation services.

Despite the growing demand for inpatient rehabilitation services, the number of inpatient rehabilitation facilities ("IRFs") has remained relatively stable — increasing just 2.3% from 1,179 in 2010 to 1,206 in 2023. This supply-demand imbalance is partly responsible for a relatively low conversion rate of inpatient rehabilitation eligible patients. We believe the percentage of patients who are discharged from acute-care hospitals with one or more of 13 specified medical conditions that The Centers for Medicare & Medicaid Services ("CMS") ties to IRF eligibility and subsequently admitted to an IRF is approximately 15% based on Medicare fee-for-service data, which is the only publicly available data on the subject. To respond to the strong demand for our services, we continue to develop our current markets through bed additions and to construct or acquire hospitals in new markets. Since 2012, we have opened or acquired 71 new hospitals and increased the number of licensed beds we operate by approximately 67%, or 4,438 beds.

Human Capital Management

    <u>Overview of Our Employees</u>. As of December 31, 2024, we employed approximately 40,000 individuals. In the healthcare services sector, many professionals, such as nurses, desire flexible work arrangements. Accordingly, part-time and per diem employees represent a large percentage of our employee population. Except for 50 employees at one hospital (approximately 15% of that hospital's workforce), none of our employees are represented by a labor union as of December 31, 2024. The chart below includes a breakdown of our employees.

Type	Employees
Full-time Employees	23,564
Part-time Employees	3,253
Pool/Per-diem Employees	13,258

    In some markets, the shortage of clinical personnel is a significant operating issue facing healthcare providers. Shortages of nurses and other clinical personnel, including therapists, may, from time to time, require us to increase use of more costly temporary personnel, which we refer to as "contract labor," and other types of premium pay programs. To recruit and retain those clinical employees, we maintain a total rewards program that we view as a combination of the tangible components of pay and benefits with the intangible components of a culture that encourages learning, development, and a supportive work environment. We believe our outstanding employee engagement scores, discussed below, evidence that our human capital management efforts have been successful. We focus on the following strategic human capital imperatives:

- Maintaining competitive compensation and benefit programs that reward and recognize employee performance;

- Fostering a strong culture that values diversity, equity, and inclusion; and

- Emphasizing employee development and engagement to attract talent and reduce turnover.

    <u>Compensation and Benefits</u>. Maintaining competitive compensation and benefit programs that reward and recognize employee performance furthers our goal to attract, retain, and motivate employees who will help us deliver high-quality patient care. We are also committed to providing comprehensive benefit options that will allow our employees and their families to live healthier and more secure lives. In our compensation and benefit programs:

- we provide employee wages that are competitive and consistent with employee positions, skill levels, experience, knowledge and geographic location.

- we engage nationally recognized outside compensation and benefits consulting firms to independently evaluate the effectiveness of our compensation and benefit programs, to provide benchmarking against our peers within the industry and by specific market, and to recommend design elements for those programs.

- we base annual increases and incentive compensation on merit, which is communicated to employees through our talent management process as part of our annual review procedures.

- all full-time and most part-time employees are eligible for health insurance (including mental health coverage), paid and unpaid leaves, a retirement plan, a wellness program, telemedicine, tuition reimbursement, an employee assistance program, and life and disability/accident coverage.

- we provide an employer match on retirement plan contributions.

- we also offer a wide variety of voluntary benefits that allow employees to select the options that meet their needs, including pre-paid legal services, dental insurance, vision insurance, hospital indemnity insurance, accident insurance, critical illness insurance, supplemental life insurance, disability insurance, health savings accounts, flexible spending accounts, auto/home insurance, and identity theft insurance.

- we have various year-long, quarterly, and short-term incentive plans for field leadership, most marketing/sales employees, and executives.

- we make annual grants of restricted stock to employees at various levels, including non-executive management, to foster a strong sense of ownership and align the interests of management with those of our stockholders.

<u>Diversity, Equity, and Inclusion</u>. We believe fostering a strong culture that values diversity, equity, and inclusion, or DE&I, allows us to recruit and retain employees and provide high-quality care to our patients. Our DE&I program does not and has never encouraged or permitted illegal discrimination. Our goal is and has always been to provide equal opportunity for all individuals without regard to an individual's sex, race, age or any other protected status. We will continue to make non-discriminatory employment decisions while continuing to foster an inclusive, respectful, safe, and productive work environment for all of our employees.

Our DE&I program is overseen by staff at our corporate office and supported by hospital committees. Together, they design and execute initiatives that strengthen relationships, improve communication, and increase understanding, so we can better serve each other, our patients, and our communities. We believe our DE&I program furthers our efforts to provide culturally competent care. The key components of our DE&I program are:

- **Workforce Attraction and Development.** We recruit from all of the communities we serve, which allows us to provide culturally competent care. In addition, we are committed to ensuring that all our employees are trained on lawful and nondiscriminatory DE&I topics as a foundational element of our employee and leadership development curriculum. In 2024, we launched a training series to equip our hospital people managers with the tools to handle real-life DE&I situations in the workplace. Our other DE&I initiatives include scholastic partnerships with colleges and universities, including historically black colleges, recruitment tools to help identify and attract diverse talent, a website career tool to help veterans find jobs that closely align with their specific skills, and ongoing policy and procedure reviews to incorporate guidance and practices that align with our mission of inclusion and promote compliance with applicable law. Our Developing Future CEOs, or DFCEO, program provides training and mentorship for emerging leaders. Since its inception, 47 individuals have completed the program and been placed as hospital CEOs.

- **Community Partnership.** We establish and maintain relationships with local organizations to promote our profile in our communities. An example of this type of partnership is our arrangement with Holy Family Cristo Rey Catholic High School in Birmingham. This partnership allows adolescents from disadvantaged groups to gain tangible work experience in our corporate office while earning funds for school tuition. In 2024, we sponsored seven students. Our other community initiatives include an annual report that provides information on our DE&I initiatives to people outside the Company. We also have memberships and active involvement in local chapters of the National Association of Health Service Executives, an organization that promotes the advancement and development of minority healthcare leaders. We provide training and mentorship to the next generation of healthcare leaders with the goal of helping them develop the skills and passion for inpatient rehabilitation. Many of our hospitals have clinical rotations with local universities and regularly attend school career fairs. We also sponsored the 2024 Magic City Classic, the largest historically black college and university football game in the country, in order to promote the Encompass Health brand and career opportunities to the in-person attendees, estimated at approximately 70,000, as well as visitors to the event's website.

We have undertaken other initiatives to emphasize the importance of inclusion in the workplace and its role in providing the best quality patient care. For example, we sponsored the Birmingham Business Journal Leadership in Diversity and Inclusion Series, a series of interactive roundtable discussions with fellow local business leaders. We regularly communicate with employees to highlight a diverse range of personal experiences to promote inclusion throughout the organization. In addition, the human resources staff works closely with the quality, clinical and case management departments to improve health equity (including through development of our social determinants of health risk assessment for use by patient case managers) and ensure our interprofessional health care teams have the resources they need to provide culturally competent care.

The success of our DE&I program is evidenced by our annual employee engagement survey results. Ultimately, the employees who experience the DE&I program and our culture on a daily basis are the best judge of whether the program is serving to strengthen the human capital, improve its sustainability, and create a culture where career development and professional advancement opportunities are equitable and accessible to everyone at every level. In 2024, our employee engagement survey included the following DE&I-related questions, and the favorable (either agree or strongly agree) response rate for both us and the healthcare industry benchmark are set out below. The engagement survey elicited opinions from a broad

segment of our workforce (93% of full-time employees responded), and favorable response rates for the DE&I questions were similar across gender and racial/ethnic categories.

Question/statement	Encompass Favorable	Industry Favorable
Diversity is embraced as a strength by the company.	83.1	78.9
My immediate manager supports diversity, equity and inclusion in the workplace.	88.4	65.4
There is an equal opportunity for people to have a successful career at the company.	81.1	61.2
My immediate manager cares about me as a person.	85.3	75.5
Our company equips staff with the resources to deliver culturally competent care to our patients.	85.1	75.7

Employee Development and Engagement. Our employee development and engagement further our ability to attract and retain healthcare professionals in a highly competitive environment where staffing shortages are not uncommon. We track and measure therapist and nurse turnover for our full-time employees on a quarterly and annual basis for significant trends and outliers, but we do not believe comparisons of our data to external turnover benchmarks are a valid representation, as they do not account for the variations in survey data across markets, hospital sizes, practice settings, and practice specialties. The table below shows those turnover rates for 2024 and 2023.

	2024	2023
Therapist	7.7%	7.8%
Nurse	20.4%	23.1%

We support the long-term career aspirations of our employees through education and personal development.

- **Education Opportunities.** We offer our nurses an opportunity to advance their academic degrees at a reduced tuition rate of 30% to 50% of the total program cost. Educational webinars and system-wide group starts are offered to promote participation. Additionally, our full-time inpatient nursing and therapy staff have unlimited access to online education and training to ensure continuing education units are available at no cost.

- **Tuition Reimbursement/Scholarship Programs.** Employees also have the opportunity to advance their education through our tuition reimbursement and scholarship programs. We reimbursed over $1.1 million in tuition and paid over $4.0 million toward employees' student loan debt in 2024.

- **Academic Endowments.** We endowed five scholarships for deserving students pursuing degrees in nursing and allied health fields.

- **Therapy Grants.** We fund research projects to investigate the impact and effectiveness of therapy in the inpatient rehabilitation setting. In recent years, we have funded studies and research on topics ranging from caregiver education to the effectiveness of occupation-centered interventions. The program is open to qualified candidates, including employees.

- **Other Employee Development Programs:**

  - career ladders that offer paths to develop, demonstrate, and be rewarded for expanded responsibility in nursing, therapy, case management, and information technology support;

  - national certification program that provides preparation courses, test reimbursement, and additional compensation for nurses who obtain the certified rehabilitation registered nurse certification through the American Nurses Credentialing Center;

  - nurse leadership academy workshops offered for mid-level nursing leadership positions to grow and empower the next generation of nursing leaders;

  - online development library that provides access to a wide range of readily available internal and external content on many topics important for success in current or desired jobs;

  - developing future leaders program that develops nurses and therapists for supervisory positions and develops nurse and therapy supervisors for higher level positions;

- leadership precepting that provides new leaders 6-12 months of structured mentoring from experienced, high-performing peers;

- leadership coaching that provides six months of executive coaching to high performing leaders; and

- DFCEO program that provides 18-24 months of intensive on-the-job experience to develop participants for future hospital chief executive officer openings.

To further aid in employee development, we have invested in best-in-class technology to offer on-demand learning and development programs. Additionally, we annually review our talent to identify potential successors for key positions and to identify candidates for accelerated development based on their performance and potential. The annual process includes an assessment of employee promotability based on a set of leadership core competencies defined as part of the Company's talent strategy.

Employee engagement is a key driver of retention. As discussed above, we conduct an annual employee engagement survey open to all our employees, helping us to gauge employee satisfaction with and commitment to their jobs. In 2024, 87% of all of our employees participated in the survey, which measures perceptions based on 38 questions from the categories listed below. The overall Company engagement score was 83.7% favorable, representing a small increase over 2023. In 2024, we were on average 13.1% above the healthcare benchmark in each of these 10 categories:

- ethics and compliance
- teamwork
- culture of safety
- engagement
- diversity, equity, and inclusion
- culture of trust
- work environment
- individual value
- leadership
- communication

Furthermore, some hospitals participate in a 5-item pulse engagement survey mid-year to gain feedback on their engagement action plans. Pulse surveys allow us to target and achieve improved engagement scores at the hospital level.

Regulatory and Reimbursement Challenges

Healthcare is a highly regulated industry facing many well-publicized regulatory and reimbursement challenges driven by escalating costs and the pursuit of better quality of care. The Medicare reimbursement system for inpatient rehabilitation has changed significantly over the years. The future of many aspects of healthcare regulation remains uncertain. Any regulatory or legislative changes impacting the healthcare industry ultimately may affect, among other things, reimbursement of healthcare providers, consumers' access to coverage of health services, including among non-Medicare aged population segments within commercial insurance markets and Medicaid enrollees, and competition among providers. Changes may also affect the delivery of healthcare services to patients by providers and the regulatory compliance obligations associated with those services.

Successful healthcare providers are those able to adapt to changes in the regulatory and operating environments, build strategic relationships across the healthcare continuum, and consistently provide high-quality, cost-effective care. We believe we have the necessary capabilities—change agility, strategic relationships, quality of patient outcomes, cost effectiveness, and ability to capitalize on growth opportunities—to adapt to and succeed in a dynamic, highly regulated industry, and we have a proven track record of doing so. For more in-depth discussion of the primary challenges and risks related to our business, particularly the changes in Medicare reimbursement, increased compliance and enforcement burdens, and changes to our operating environment resulting from healthcare reform, see "Sources of Revenues—Medicare Reimbursement" and "Regulation" below in this section as well as Item 1A, *Risk Factors,* and Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, "Executive Overview—Key Challenges."

Sources of Revenues

We receive payment for patient care services from the federal government (primarily under the Medicare program), managed care plans and private insurers, and, to a considerably lesser degree, state governments (under their respective Medicaid or similar programs) and directly from patients. Revenues and receivables from Medicare are significant to our operations. Federal and state governments establish payment rates as described in more detail below. We negotiate the payment rates with non-governmental group purchasers of healthcare services that are included in "Managed care" in the table below, including private insurance companies, employers, health maintenance organizations ("HMOs"), preferred provider

organizations ("PPOs"), and other managed care plans. Patients are generally not responsible for the difference between established gross charges and amounts reimbursed for such services under Medicare, Medicaid, and other private insurance plans, HMOs, or PPOs but are responsible to the extent of any exclusions, deductibles, copayments, or coinsurance features of their coverage. Medicare, through its Medicare Advantage program, offers Medicare-eligible individuals an opportunity to participate in managed care plans. Revenues from Medicare and Medicare Advantage represent approximately 82% of total revenues.

The sources and relative mix of our revenues for the last three years are:

	For the Year Ended December 31,		
	2024	**2023**	**2022**
Medicare	65.1 %	65.0 %	65.3 %
Medicare Advantage	16.8 %	16.2 %	15.1 %
Managed care	10.8 %	11.1 %	11.6 %
Medicaid	3.3 %	4.0 %	4.2 %
Other third-party payors	0.8 %	0.9 %	0.9 %
Workers' compensation	0.5 %	0.5 %	0.6 %
Patients	0.3 %	0.3 %	0.4 %
Other income	2.4 %	2.0 %	1.9 %
Total	100.0 %	100.0 %	100.0 %

Medicare Reimbursement

Medicare is a federal program that provides hospital and medical insurance benefits to persons aged 65 and over, qualified disabled persons, and persons with end-stage renal disease. Medicare, through statutes and regulations, establishes reimbursement methodologies and rates for various types of healthcare providers, facilities, and services. Each year, the Medicare Payment Advisory Commission ("MedPAC"), an independent agency that advises the United States Congress on issues affecting Medicare, makes payment policy recommendations to Congress for a variety of Medicare payment systems including, among others, the inpatient rehabilitation facility prospective payment system (the "IRF-PPS"). MedPAC also makes recommendations on regulatory actions to CMS. Neither Congress nor CMS is obligated to adopt MedPAC recommendations, and, based on outcomes in previous years, there can be no assurance either will adopt MedPAC's recommendations in a given year. However, MedPAC's recommendations have, and could in the future, become the basis for subsequent legislative or, as discussed below, regulatory action.

The Medicare statutes are subject to change from time to time. With respect to Medicare reimbursement, the Patient Protection and Affordable Care Act (the "ACA") provided for specific reductions to healthcare providers' annual market basket updates and other payment policy changes. In August 2011, President Obama signed into law the Budget Control Act of 2011 providing for an automatic 2% reduction, or "sequestration," of Medicare program payments for all healthcare providers. Sequestration took effect April 1, 2013 and, as a result of subsequent legislation, will continue through mid-fiscal year 2032 unless Congress and the President take further action. Additional Medicare payment reductions are also possible under the Statutory Pay-As-You-Go Act of 2010 ("Statutory PAYGO"). Statutory PAYGO requires, among other things, that mandatory spending and revenue legislation not increase the federal budget deficit over a 5- or 10-year period. If the Office of Management and Budget (the "OMB") finds there is a deficit in the federal budget, Statutory PAYGO requires OMB to order sequestration of Medicare, which could result in Medicare program payments reductions of up to four percent. In the future, concerns about the federal deficit, national debt levels and the solvency of the Medicare trust fund could result in enactment of further federal spending reductions, further entitlement reform legislation affecting the Medicare program, or both. Healthcare will be the subject of significant regulatory and legislative changes regardless of the party in control of the executive and legislative branches of state and federal governments.

From time to time, Medicare regulations, including reimbursement methodologies and rates, can be further modified by CMS. Subject to its statutory authority, CMS may make some prospective payment system changes. For example, CMS changed the IRF-PPS, effective October 1, 2019, to replace the FIM™ assessment instrument with new patient assessment measures, which we refer to as "Section GG functional measures" or "Section GG" based on the designation CMS assigned to them. Section GG affects patients' classification into case-mix groupings, relative weights, and length-of-stay values under the IRF-PPS, which in turn affect our reimbursement amounts. In some instances, CMS's modifications can have a substantial impact on healthcare providers. In accordance with Medicare laws and statutes, CMS makes annual adjustments to Medicare

payment rates for prospective payment systems, including the IRF-PPS, by what is commonly known as a "market basket update." CMS may take other regulatory action affecting rates as well. For example, under the ACA, CMS requires IRFs to submit data on certain quality of care measures for the IRF quality reporting program. A facility's failure to submit the required quality data results in a two percentage point reduction to that facility's annual market basket increase factor for payments made for discharges in a subsequent Medicare fiscal year. IRFs began submitting quality data to CMS in October 2012.

We cannot predict the adjustments to Medicare payment rates Congress or CMS may make in the future. Congress, MedPAC, and CMS will continue to address reimbursement rates for a variety of healthcare settings. Any additional downward adjustment to rates or limitations on reimbursement for the types of facilities we operate and services we provide could have a material adverse effect on our business, financial position, results of operations, and cash flows. For additional discussion of the risks associated with our concentration of revenues from the federal government or with potential changes to the statutes or regulations governing Medicare reimbursement, see Item 1A, *Risk Factors,* "Reimbursement Risks" and "Other Regulatory Risks" and Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, "Executive Overview—Key Challenges."

Although reductions or changes in reimbursement from governmental or third-party payors and regulatory changes affecting our business represent one of the most significant challenges to our business, our operations are also affected by other rules and regulations that indirectly affect reimbursement for our services, such as data coding rules and patient coverage rules and determinations. For example, Medicare providers like us can be negatively affected by the adoption of coverage policies, either at the national or local level, that determine whether an item or service is covered and under what clinical circumstances it is considered to be reasonable and necessary. Current CMS coverage rules require inpatient rehabilitation services to be ordered by a physician and coordinated by an interdisciplinary team and the admission to the IRF must be reviewed and approved by a specialized rehabilitation physician. The interdisciplinary team must meet weekly to review patient status and make any needed adjustments to the individualized plan of care. Qualified personnel must provide the rehabilitation nursing, physical therapy, occupational therapy, speech-language pathology, social services, psychological services, and prosthetic and orthotic services that may be needed. Medicare contractors processing claims for CMS make coverage determinations regarding medical necessity that can represent novel, restrictive, or incorrect interpretations of the CMS coverage rules. Those interpretations are not made through a notice and comment review process. We cannot predict how future CMS coverage rule interpretations or any new local coverage determinations will affect us. However, more restrictive coverage interpretations can limit or delay our reimbursement for services provided to potentially large pools of patients with similar medical conditions.

In the ordinary course, Medicare reimbursement claims made by healthcare providers, including inpatient rehabilitation hospitals, are subject to audit by governmental payors and their agents, such as the Medicare Administrative Contractors ("MACs") that act as fiscal intermediaries for all Medicare billings, as well as the United States Department of Health and Human Services Office of Inspector General (the "HHS-OIG"), CMS, and state Medicaid programs. In addition to those audits conducted by existing MACs, CMS has developed and instituted various Medicare audit programs under which CMS contracts with private companies to conduct claims and medical record audits. Some contractors are paid a percentage of the overpayments recovered. Recovery Audit Contractors ("RACs") conduct payment reviews of claims, which can examine coding, overall billing accuracy, and medical necessity. When conducting an audit, the RACs receive claims data directly from MACs on a monthly or quarterly basis.

CMS has also established Unified Program Integrity Contractors ("UPICs") to perform fraud, waste, and abuse detection, deterrence and prevention activities for Medicare and Medicaid claims. Like the RACs, the UPICs conduct audits and have the ability to refer matters to the HHS-OIG or the United States Department of Justice ("DOJ"). Unlike RACs, UPICs do not receive a specific financial incentive based on the amount of the payment errors they identify.

As a matter of course, we undertake significant efforts through training, education, and documentation to ensure compliance with coding and medical necessity coverage rules. Despite our efforts to ensure accurate coding and assessment of patients, past audits have led, and future audits may lead, to assertions that we have been underpaid or overpaid by Medicare or that we have submitted improper claims in some instances. Ultimately, audits may require us to refund any amounts determined to have been overpaid. Audits also require us to incur additional costs to respond to requests for records and defend the validity of payments and claims. We cannot predict when or how these audit programs will affect us. Any denial of a claim for payment, either as a result of an audit or ordinary course payment review by the MAC, is subject to an appeals process that can take years to complete. For additional discussion of these audits and the risks associated with them, see Item 1A, *Risk Factors*, "Reimbursement Risks" and "Other Regulatory Risks" and Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, "Executive Overview—Key Challenges."

As noted above, our inpatient rehabilitation hospitals receive a fixed payment reimbursement amount per discharge under the IRF-PPS based on the patient's rehabilitation impairment category and other characteristics and conditions identified by the attending clinicians. In order to qualify for reimbursement under the IRF-PPS, our hospitals must comply with various Medicare rules and regulations including documentation and coverage requirements, or specifications as to what conditions must be met to qualify for reimbursement. These requirements relate to, among other things, pre-admission screening and individual treatment planning, which delineate the role of physicians in ordering and overseeing patient care. For example, physicians must approve patient admissions and, in doing so, determine that the treatment of the patients in an IRF setting is reasonable and necessary. A rehabilitation physician must then conduct face-to-face visits with the patients at least three days per week throughout the IRF stay. Also, patients admitted to IRFs must be able to tolerate a minimum of three hours of therapy per day for five days per week, and IRFs must have a registered nurse available 24 hours, each day of the week.

In addition, to qualify as an IRF under Medicare rules, a facility must be primarily focused on treating patients with one of 13 specified medical conditions that typically require intensive therapy and supervision, such as stroke, brain injury, hip fracture, certain neurological conditions, and spinal cord injury. Specifically, at least 60% of a facility's patients must have a diagnosis or qualifying comorbidity from at least one of these 13 conditions, which requirement is known as the "60% Rule." If an IRF does not demonstrate compliance with the 60% Rule by either the presumptive method or through a review of medical records, then its classification as an IRF may be terminated by CMS causing the facility to be paid under the acute-care payment system which would result in reduced total reimbursement per patient. If some of our hospitals fail to demonstrate compliance with the 60% Rule and CMS re-classifies them as acute-care hospitals, our revenue and profitability may be materially and adversely affected.

Under the IRF-PPS, CMS is required to adjust the payment rates based on an IRF-specific market basket index. The annual market basket update is designed to reflect changes over time in the prices of a mix of goods and services used by IRFs. In setting annual market basket updates, CMS uses data furnished by the Bureau of Labor Statistics for price proxy purposes, primarily in three categories: Producer Price Indexes, Consumer Price Indexes, and Employment Cost Indexes. With IRF-PPS, our inpatient rehabilitation hospitals retain the difference, if any, between the fixed payment from Medicare and their operating costs. Accordingly, our hospitals benefit from being cost-effective providers.

On July 27, 2023, CMS released its notice of final rulemaking for fiscal year 2024 IRF-PPS (the "2024 IRF Rule"). The 2024 IRF Rule implemented a net 3.4% market basket increase (market basket update of 3.6% reduced by a productivity adjustment of 0.2%) effective for discharges between October 1, 2023 and September 30, 2024. The productivity adjustment equals the trailing 10-year average of changes in annual economy-wide private nonfarm business multi-factor productivity. The 2024 IRF Rule also included changes that impacted our hospital-by-hospital base rate for Medicare reimbursement. Such changes included, but were not limited to, revisions to the wage index and labor-related share values, updates to outlier payments and updates to the case-mix group relative weights and average lengths of stay values.

On July 31, 2024, CMS released its notice of final rulemaking for fiscal year 2025 IRF-PPS (the "2025 IRF Rule"). The 2025 IRF Rule implemented a net 3.0% market basket increase (market basket update of 3.5% reduced by a productivity adjustment of 0.5%) effective for discharges between October 1, 2024 and September 30, 2025. The 2025 IRF Rule also includes changes that impact our hospital-by-hospital base rate for Medicare reimbursement. Such changes include, but are not limited to, revisions to the wage index and labor-related share values, updates to outlier payments, and updates to the case-mix group relative weights and average lengths of stay values. Based on our analysis which utilizes, among other things, the acuity of our patients annualized over the twelve-month period ended June 30, 2024, our experience with outlier payments over that same time frame, and other factors, we believe the 2025 IRF Rule will result in a net increase to our Medicare payment rates of approximately 3.3% effective October 1, 2024.

Unlike our inpatient services, our outpatient services are primarily reimbursed under the Medicare Part B physician fee schedule. On November 1, 2024, CMS released its final notice of rulemaking for the payment policies under the physician fee schedule and other revisions to Part B policies for calendar year 2025. The updates to the fee schedule are not expected to be material to us.

For additional discussion of the Medicare payment rules and other regulatory and legislative initiatives affecting Medicare reimbursement that could impact our businesses, see Item 1A, *Risk Factors*, "Reimbursement Risks" and "Other Regulatory Risks" and Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, "Executive Overview—Key Challenges."

Medicare Advantage, Managed Care and Other Discount Plans

We negotiate payment rates with certain large group purchasers of healthcare services, including Medicare Advantage plans, managed care plans, private insurance companies, and third-party administrators. Managed care contracts typically have terms between one and three years, although we have a number of managed care contracts that automatically renew each year

(with pre-defined rate increases) unless a party elects to terminate the contract. In 2024, typical rate increases for our contracts ranged from 2-4%. We cannot provide any assurance we will continue to receive increases in the future. Our managed care staff focuses on establishing and re-negotiating contracts that provide equitable reimbursement for the services provided.

As the percentage of Medicare-eligible beneficiaries choosing Medicare Advantage over traditional Medicare has grown, we have seen the percentage of our revenue derived from Medicare Advantage payors grow. In 2024, approximately 54% of Medicare beneficiaries enrolled in Medicare Advantage plans. This percentage has steadily increased over time since 2003. The Congressional Budget Office projects that the share of all Medicare beneficiaries enrolled in Medicare Advantage plans will rise to about 64% by 2034. We expect the percentage of our total revenues attributable to Medicare Advantage plans to continue to grow as well. Typically, Medicare Advantage and other managed care plans reimburse us less than traditional Medicare for the same type of care and patient, but that differential has been shrinking in recent years.

Medicaid Reimbursement

Medicaid is a jointly administered and funded federal and state program that provides hospital and medical benefits to qualifying individuals who are deemed unable to afford healthcare. As the Medicaid program is administered by the individual states under the oversight of CMS in accordance with certain regulatory and statutory guidelines, there are substantial differences in reimbursement methodologies and coverage policies from state to state. Some states pay providers additional amounts to supplement Medicaid reimbursement related to the care of individual Medicaid beneficiaries. These additional payments, which vary by state, may be in the form of directed payments made through Medicaid managed care plans or other supplemental payment programs. Some states impose provider taxes in the form of licensing fees, assessments, or other mandatory payments related to the provision of healthcare services in those states, which are used to fund a portion of the non-federal share of these directed and supplemental payments to providers. We record state directed and supplemental payments in the outpatient and other component of *Net operating revenues* and provider tax expenses in *Other operating expenses*.

State Medicaid programs are subject to various federal regulations governing any provider tax and related directed and supplemental payment programs. In May 2024, CMS issued a final rule related to Medicaid managed care programs that addresses state directed payment programs and imposes new requirements for these programs. The various elements of the rule take effect between its issuance and early 2028. It is possible that this or other rulemaking could result in a restructuring of existing programs. We are unable to estimate the financial impact that structural modifications and other program changes, if any, may have on Medicaid provider tax expenses or directed and supplemental payments. CMS periodically assesses the compliance of these programs, and CMS's determination that a state's program fails to comply may result in a decrease in state directed and supplemental payments and recoupment of prior payments under that state's noncompliant program.

Historically, states experiencing shortfalls in their Medicaid budgets have implemented cuts in Medicaid reimbursement rates. Additionally, certain states control Medicaid expenditures by restricting or eliminating coverage of some services. On average, our reimbursement per discharge from Medicaid is lower than that from traditional Medicare, Medicare Advantage and other managed care payors. For the year ended December 31, 2024, Medicaid payments for specific discharges represented only 3.3% of our consolidated *Net operating revenues*, and Medicaid discharges represented 5.6% of our total inpatient discharges. For additional discussion of risks associated with Medicaid, see Item 1A, *Risk Factors*, "Reimbursement Risks."

Cost Reports

Because of our participation in Medicare and Medicaid, we are required to meet certain financial reporting requirements. Federal and, where applicable, state regulations require the submission of annual cost reports covering the revenue, costs, and expenses associated with the services provided by healthcare providers to Medicare beneficiaries and Medicaid recipients. These annual cost reports are subject to routine audits which may result in adjustments to the amounts ultimately determined to be due to us under these reimbursement programs. These audits are used to determine if any under- or over-payments were made by these programs and to set payment levels for future years. Medicare also makes retroactive adjustments to payments for certain low-income patients after comparing subsequently published statistical data from CMS to the cost report data. We cannot predict what retroactive adjustments, if any, will be made, but we do not anticipate these adjustments will have a material impact on us.

Regulation

The healthcare industry is subject to significant federal, state, and local regulation that affects our business activities by controlling the reimbursement we receive for services provided, requiring licensure or certification of our operations, regulating our relationships with physicians and other referral sources, regulating the use of our properties, and controlling our growth. State and local healthcare regulation may cover additional matters such as nurse staffing ratios, healthcare worker safety, disclosure of charges for services provided, marijuana legalization, and assisted suicide. We are also subject to broader federal and state regulations that prohibit fraud and abuse in the delivery of healthcare services. Congress, HHS-OIG, and the DOJ have historically focused on fraud and abuse in healthcare. Since the 1980s, a steady stream of changes have stiffened criminal and civil penalties or made it easier for DOJ to impose liability on companies and individuals. As a healthcare provider, we are subject to periodic audits, examinations and investigations conducted by, or at the direction of, government investigative and oversight agencies. Failure to comply with applicable federal and state healthcare regulations can result in a provider's exclusion from participation in government reimbursement programs and in substantial civil and criminal penalties.

We undertake significant effort and expense to provide the medical, nursing, therapy, and ancillary services required to comply with local, state, and federal regulations, as well as, for most hospitals, accreditation standards of The Joint Commission and, for some hospitals, the Commission on Accreditation of Rehabilitation Facilities. Accredited hospitals are subject to periodic resurvey to ensure the standards are being met.

Beyond healthcare specific regulations, we face increasing state and local regulation in areas, such as labor and employment, energy efficiency, and data privacy. In addition to the risk and burden of new, additional, or more stringent regulatory standards, these state and local regulations often conflict with federal regulation, and with each other. Given the number of locations in which we operate, increasing state and local regulation, which may be more stringent than federal regulation and may even conflict with federal or other state or local regulation, represents a significant burden and risk to us.

We maintain a comprehensive ethics and compliance program to promote conduct and business practices that meet or exceed requirements under laws, regulations, and industry standards. The program monitors the Company's performance on, and raises awareness of, various regulatory requirements among employees and emphasizes the importance of complying with governmental laws and regulations. As part of the compliance program, we provide annual compliance training to our employees, Board members, medical directors, vendors, and other non-employees that operate within our hospitals, and require all employees to report any violations to their supervisor or another person of authority or through a toll-free telephone hotline. Another integral part of our compliance program is a policy of non-retaliation against employees who report compliance concerns.

Licensure and Certification

Healthcare facility construction and operation are subject to numerous federal, state, and local regulations relating to, among other things, the adequacy of medical care, equipment, personnel, operating policies and procedures, acquisition and dispensing of pharmaceuticals and controlled substances, infection control, maintenance of adequate records and patient privacy, fire prevention, and compliance with building codes and environmental protection laws. Our inpatient rehabilitation hospitals are subject to periodic inspection and other reviews by governmental and non-governmental certification authorities to ensure continued compliance with the various standards necessary for facility licensure. All of our hospitals are required to be licensed.

In addition, inpatient rehabilitation hospitals must be certified by CMS to participate in the Medicare program and generally must be certified by Medicaid state agencies to participate in Medicaid programs. Certification and participation in these programs involve numerous regulatory obligations. For example, hospitals must treat at least 20 patients without reimbursement prior to certification and eligibility for Medicare reimbursement. Once certified by Medicare, hospitals undergo periodic on-site surveys and revalidations in order to maintain their certification. All of our inpatient hospitals participate in the Medicare program.

Failure to comply with applicable certification requirements may make our hospitals ineligible for Medicare or Medicaid reimbursement. In addition, Medicare or Medicaid may seek retroactive reimbursement from noncompliant hospitals or otherwise impose sanctions for noncompliance. Non-governmental payors often have the right to terminate provider contracts if the provider loses its Medicare or Medicaid certification.

All Medicare providers are subject to employee screening requirements and associated fees. The screening of employees with patient access must include a licensure check and may include other procedures such as fingerprinting, criminal background checks, unscheduled and unannounced site visits, database checks, and other screening procedures prescribed by CMS. If a healthcare provider arranges or contracts with an individual or entity who is excluded by HHS-OIG from

participation in a federal healthcare program, the provider may be subject to civil monetary penalties if the excluded person renders services reimbursed, directly or indirectly, by a program.

We have developed operational systems to facilitate compliance with the various standards and requirements of the Medicare program and have established ongoing quality assurance activities; however, given the complex nature of governmental healthcare regulations, there can be no assurance Medicare, Medicaid, or other regulatory authorities will not allege instances of noncompliance. A determination by a regulatory authority that a hospital is not in compliance with applicable requirements could also lead to the assessment of fines or other penalties, loss of licensure, exclusion from participation in Medicare and Medicaid, and the imposition of requirements that the offending hospital must take corrective action.

Certificates of Need

In some states and U.S. territories where we operate, the construction or expansion of facilities, the acquisition of existing facilities, or the introduction of new beds or inpatient services may be subject to review by and prior approval of state regulatory bodies under a "certificate of need," or "CON," law. As of December 31, 2024, approximately 37% of our licensed beds are in states or U.S. territories that have CON laws. CON laws require a reviewing authority or agency to determine the public need for additional or expanded healthcare facilities and services. These laws also generally require approvals for capital expenditures involving inpatient rehabilitation hospitals if such capital expenditures exceed certain thresholds. In addition, CON laws in some states require us to abide by certain charity care commitments as a condition for approving a CON. Where we are subject to a CON law, we must obtain the CON before acquiring, opening, reclassifying, or expanding a healthcare facility or starting a new healthcare program.

We potentially face opposition any time we initiate a project requiring a new or amended CON or seek to acquire an existing CON. This opposition may arise either from competing national or regional companies or from local hospitals or other providers which file competing applications or oppose the proposed CON project. Opposition to our applications may delay or prevent our future addition of beds or hospitals in given markets or increase our costs in seeking those additions. The necessity for these approvals serves as a barrier to entry and has the potential to limit competition for us (in markets where we hold a CON) and for other providers (in markets where we are seeking a CON). We have generally been successful in obtaining CONs or similar approvals, although there can be no assurance we will achieve similar success in the future, and the likelihood of success varies by locality and state.

In an attempt to reduce regulation and increase competition, lawmakers in several states have recently proposed modification or even full repeal of CON laws. In 2019, Florida enacted legislation to repeal CON laws for several provider types, including IRFs. Similarly, in 2023, South Carolina enacted legislation to repeal CON laws for several provider types, including IRFs. We believe CON-related legislation and regulation changes, including both repeal and expansion of CON requirements, will continue to be proposed in various states for the foreseeable future.

False Claims

The federal False Claims Act (the "FCA") imposes liability for the knowing presentation of a false claim to the United States government and provides for penalties equal to three times the actual amount of any overpayments plus up to approximately $28,000 per claim. Federal civil penalties will be adjusted to account for inflation each year. In addition, the FCA allows private persons, known as "relators," to file complaints under seal and provides a period of time for the government to investigate such complaints and determine whether to intervene in them and take over the handling of all or part of such complaints. The FCA allows relators to share in monetary recoveries in order to incentivize complaints. The government and relators may also allege violations of the FCA for the knowing and improper failure to report and refund amounts owed to the government in a timely manner following identification of an overpayment. This is known as a "reverse false claim." The government deems identification of the overpayment to occur when a person has, or should have through reasonable diligence, determined that an overpayment was received and quantified the overpayment.

Because we have hundreds of thousands of claims a year for which we are reimbursed by Medicare and other federal payors and there is a relatively long statute of limitations, a billing error, cost reporting error or disagreement over physician medical judgment could result in significant damages and civil and criminal penalties under the FCA. Many states have also adopted similar laws relating to state government payments for healthcare services. The ACA amended the FCA to expand the definition of false claim, to make it easier for the government to initiate and conduct investigations, to enhance the monetary reward to relators where prosecutions are ultimately successful, and to extend the statute of limitations on claims by the government. The federal government has become increasingly aggressive in asserting that incidents of erroneous billing or record keeping represent FCA violations and in challenging the medical judgment of independent physicians as the basis for FCA allegations. In addition, the federal government has increasingly asserted that violations of laws not directly related to

Medicare billing, such as anti-kickback and anti-discrimination laws, may give rise to FCA claims. Furthermore, well-publicized enforcement actions indicate that the federal government has increasingly sought to use statistical sampling to extrapolate allegations to larger pools of claims or to infer liability without proving knowledge of falsity of individual claims. A violation of the FCA by us could have a material adverse effect upon our business, financial position, results of operations, or cash flows. Even the assertion of a violation could have an adverse effect upon our stock price or reputation. For additional discussion, see Item 1A, *Risk Factors*, "Reimbursement Risks" and "Other Regulatory Risks" and Note 17, *Contingencies and Other Commitments*, to the accompanying consolidated financial statements.

Relationships with Physicians and Other Providers

Anti-Kickback Law. Various state and federal laws regulate relationships between providers of healthcare services, including management or service contracts and investment relationships. Among the most important of these restrictions is a federal law prohibiting the offer, payment, solicitation, or receipt of remuneration by individuals or entities to induce referrals of patients for services reimbursed under the Medicare or Medicaid programs (the "Anti-Kickback Law"). The ACA amended the federal Anti-Kickback Law to provide that proving violations of this law does not require proving actual knowledge or specific intent to commit a violation. Another amendment made it clear that Anti-Kickback Law violations can be the basis for claims under the FCA. These changes and those described above related to the FCA, when combined with other recent federal initiatives, are likely to increase investigation and enforcement efforts in the healthcare industry generally. In addition to standard federal criminal and civil sanctions, including imprisonment and penalties of up to $100,000 for each violation plus tripled damages for improper claims, violators of the Anti-Kickback Law may be subject to exclusion from the Medicare and/or Medicaid programs. Federal civil penalties will be adjusted to account for inflation each year. HHS-OIG regulations itemize compensation arrangements that are not viewed as illegal remuneration under the Anti-Kickback Law. Those regulations provide for certain safe harbors for identified types of compensation arrangements that, if fully complied with, assure participants in the particular arrangement that HHS-OIG will not treat that participation as a criminal offense under the Anti-Kickback Law or as the basis for an exclusion from the Medicare and Medicaid programs or the imposition of civil sanctions.

On November 20, 2020, HHS-OIG finalized a rule to modernize the Anti-Kickback Law by reducing regulatory barriers to care coordination and accelerating adoption of value-based delivery and payment models (the "2020 AKL Rule"). The 2020 AKL Rule adds several new safe harbors for value-based arrangements and modifies several existing safe harbors with the goal of encouraging innovations that are beneficial to patients while maintaining necessary safeguards to protect against fraud and abuse. The 2020 AKL Rule also expands the safe harbor for cybersecurity technology by covering remuneration in the form of cybersecurity technology and services. The new and modified value-based safe harbors are available to inpatient rehabilitation providers if the applicable conditions are met.

Failure to fall within a safe harbor does not constitute a violation of the Anti-Kickback Law, but HHS-OIG has indicated failure to fall within a safe harbor may subject an arrangement to increased scrutiny. A violation of the Anti-Kickback Law by us or one or more of our joint ventures could have a material adverse effect upon our business, financial position, results of operations, or cash flows. Even the assertion of a violation could have an adverse effect upon our stock price or reputation.

We operate a number of our rehabilitation hospitals through joint ventures with institutional healthcare providers that may be in a position to make or influence referrals to us. In addition, we have a number of relationships with physicians and other healthcare providers, including management or service contracts. Some of these investment relationships and contractual relationships may not fall within the protection offered by a safe harbor. Despite our compliance and monitoring efforts, there can be no assurance violations of the Anti-Kickback Law will not be asserted in the future, nor can there be any assurance our defense against any such assertion would be successful.

For example, we have entered into agreements to manage our hospitals that are owned by joint ventures. Most of these agreements incorporate a percentage-based management fee. Although there is a safe harbor for personal services and management contracts, this safe harbor requires, among other things, the aggregate compensation paid to the manager over the term of the agreement be set in advance. Because our management fee may be based on a percentage of revenues, the fee arrangement may not meet this requirement. However, we believe our management arrangements satisfy the other requirements of the safe harbor for personal services and management contracts and comply with the Anti-Kickback Law.

Physician Self-Referral Law. The federal law commonly known as the "Stark law" and CMS regulations promulgated under the Stark law prohibit physicians from making referrals for "designated health services" including inpatient and outpatient hospital services, physical therapy, occupational therapy, radiology services, and home health services, to an entity in which the physician (or an immediate family member) has an investment interest or other financial relationship, subject to certain exceptions. The Stark law also prohibits those entities from filing claims or billing Medicare for those referred services. Violators of the Stark law and regulations may be subject to recoupments, civil monetary sanctions (up to approximately

$31,000 for each violation and assessments up to three times the amount claimed for each prohibited service) and exclusion from any federal, state, or other governmental healthcare programs. The statute also provides a penalty of up to approximately $206,000 for a circumvention scheme. Federal civil penalties will be adjusted to account for inflation each year. There are statutory exceptions to the Stark law for many of the customary financial arrangements between physicians and providers, including personal services contracts and leases. However, in order to be afforded protection by a Stark law exception, the financial arrangement must comply with every requirement of the applicable exception.

On November 20, 2020, CMS finalized a rule implementing various changes to the Stark law to provide better access and outcomes for patients by creating clearer paths for providers to serve patients through enhanced coordinated care agreements (the "2020 Stark Rule"). Notably, the 2020 Stark Rule creates permanent exceptions for value-based compensation arrangements that provide at least one value-based activity, which arrangements must further one value-based purpose, which may include: (1) coordinating and managing patient care; (2) improving quality of care for a target population; (3) reducing costs or expenditure growth without reducing quality of care; and (4) transitioning from health care delivery and payment mechanisms that are based on volume to outcome-based delivery and payment systems. In addition, the 2020 Stark Rule adopts a new exception regarding the provision of cybersecurity items to physicians and makes permanent the electronic health record exception under the Stark law.

The complexity of the Stark law and the associated regulations and their associated strict liability provisions are a challenge for healthcare providers, who do not always have the benefit of significant regulatory or judicial interpretation of these laws and regulations. We attempt to structure our relationships to meet one or more exceptions to the Stark law, but the regulations implementing the exceptions are detailed and complex. Accordingly, we cannot assure that every relationship complies fully with the Stark law.

Additionally, no assurances can be given that any agency charged with enforcement of the Stark law and regulations might not assert a violation under the Stark law, nor can there be any assurance our defense against any such assertion would be successful or that new federal or state laws governing physician relationships, or new interpretations of existing laws governing such relationships, might not adversely affect relationships we have established with physicians or result in the imposition of penalties on us. A violation of the Stark law by us could have a material adverse effect upon our business, financial position, results of operations, or cash flows. Even the assertion of a violation could have an adverse effect upon our stock price or reputation.

HIPAA

The Health Insurance Portability and Accountability Act of 1996, commonly known as "HIPAA," broadened the scope of certain fraud and abuse laws by adding several criminal provisions for healthcare fraud offenses that apply to all health benefit programs. HIPAA also added a prohibition against incentives intended to influence decisions by Medicare or Medicaid beneficiaries as to the provider from which they will receive services. In addition, HIPAA created new enforcement mechanisms to combat fraud and abuse, including the Medicare Integrity Program, and an incentive program under which individuals can receive a monetary reward for providing information on Medicare fraud and abuse that leads to the recovery of Medicare funds. Penalties for violations of HIPAA include civil and criminal monetary penalties. The United States Department of Health and Human Services Office of Civil Rights ("HHS-OCR") implemented a permanent HIPAA audit program for healthcare providers nationwide in 2016. As of December 31, 2024, we have not been selected for audit.

HIPAA and related regulations contain certain administrative simplification provisions that require the use of uniform electronic data transmission standards for certain healthcare claims and payment transactions submitted or received electronically. HIPAA regulations also regulate the use and disclosure of individually identifiable health-related information, whether communicated electronically, on paper, or orally. The regulations provide patients with significant rights related to understanding and controlling how their health information is used or disclosed and require healthcare providers to implement administrative, physical, and technical practices to protect the security of individually identifiable health information.

The Health Information Technology for Economic and Clinical Health ("HITECH") Act modifies and expands the privacy and security requirements of HIPAA. The HITECH Act applies certain of the HIPAA privacy and security requirements directly to business associates of covered entities. The modifications to existing HIPAA requirements include: expanded accounting requirements for electronic health records, tighter restrictions on marketing and fundraising, and heightened penalties and enforcement associated with noncompliance. Significantly, the HITECH Act also establishes new mandatory federal requirements for notification of breaches of security involving protected health information. HHS-OCR rules implementing the HITECH Act expand the potential liability for a breach involving protected health information to cover some instances where a subcontractor is responsible for the breaches and that individual or entity was acting within the scope of delegated authority under the related contract or engagement. These rules generally define "breach" to mean the acquisition, access, use or disclosure of protected health information in a manner not permitted by the HIPAA privacy standards, which

compromises the security or privacy of protected health information. Under these rules, improper acquisition, access, use, or disclosure is presumed to be a reportable breach, unless the potentially breaching party can demonstrate a low probability that protected health information has been compromised.

HHS-OCR is responsible for enforcing the requirement that covered entities notify the United States Department of Health and Human Services ("HHS") and any individual whose protected health information has been improperly acquired, accessed, used, or disclosed. In certain cases, notice of a breach is required to be made to media outlets. The penalties for noncompliance may be up to approximately $71,000 per violation for most violations. In the event of violations due to willful neglect that are not corrected within 30 days, penalties start at approximately $71,000 per violation and are not subject to a per violation statutory maximum. Penalties are also subject to an annual cap for multiple identical violations in a single calendar year. Pursuant to guidance from HHS-OCR, this enforcement cap ranges from a minimum of approximately $49,000 per year to a maximum of approximately $2,135,000 per year depending on an entity's level of culpability. Importantly, HHS-OCR has indicated that the failure to conduct a security risk assessment or adequately implement HIPAA compliance policies could qualify as willful neglect.

In addition, there are numerous legislative and regulatory initiatives at the federal and state levels addressing patient privacy concerns. Healthcare providers will continue to remain subject to any federal or state privacy-related laws, including but not limited to the California Consumer Privacy Act, that are more restrictive than the privacy regulations issued under HIPAA. These laws vary and could impose additional penalties. HHS-OIG and other regulators have also increasingly interpreted laws and regulations in a manner as to increase exposure of healthcare providers to allegations of noncompliance. Any actual or perceived violation of privacy-related laws and regulations, including HIPAA and the HITECH Act, could have a material adverse effect on our business, financial position, results of operations, and cash flows.

Civil Monetary Penalties Law

Under the Civil Monetary Penalties Law, HHS may impose substantial civil monetary penalties on healthcare providers for a wide variety of fraudulent and improper conduct, including presenting, or causing to be presented, ineligible reimbursement claims. In some instances, violations of this law may include treble damages for the amount of the reimbursement at issue and may include exclusion from federal health care programs such as Medicare and Medicaid. The penalties are adjusted annually to account for inflation. Sanctions under this law are in addition to the other statutory remedies discussed above.

Available Information

We make available through our website, www.encompasshealth.com, the following documents, free of charge: our annual reports (Form 10-K), our quarterly reports (Form 10-Q), our current reports (Form 8-K), and any amendments to those reports promptly after we electronically file such material with, or furnish it to, the United States Securities and Exchange Commission.

Item 1A.   Risk Factors

Our business, operations, and financial position are subject to various risks. Some of these risks are described below, and the reader should take such risks into account in evaluating Encompass Health or any investment decision involving Encompass Health. This section does not describe all risks that may be applicable to us, our industry, or our business, and it is intended only as a summary of material risk factors. More detailed information concerning other risks and uncertainties as well as those described below is contained in other sections of this annual report. Still other risks and uncertainties we have not or cannot foresee as material to us may also adversely affect us in the future. If any of the risks below or other risks or uncertainties discussed elsewhere in this annual report are actually realized, our business and financial condition, results of operations, and cash flows could be adversely affected. In the event the impact is materially adverse, the trading price of our common stock could decline.

Reimbursement Risks

Reductions or changes in reimbursement from government or third-party payors could adversely affect our Net operating revenues and other operating results.

We derive a substantial portion of our *Net operating revenues* from the Medicare program. See Item 1, *Business*, "Sources of Revenues," for a table identifying the sources and relative payor mix of our revenues. In addition to many ordinary course reimbursement rate changes that The Centers for Medicare & Medicaid Services ("CMS") of the U.S. Department of Health and Human Services ("HHS") adopts each year as part of its annual rulemaking process for various healthcare provider categories, Congress and some state legislatures have periodically proposed significant changes in laws and regulations governing the healthcare system. Many of these changes have resulted in limitations on the increases in and, in some cases, significant roll-backs or reductions in the levels of payments to healthcare providers for services under many government reimbursement programs. There can be no assurance that future governmental initiatives will not result in reimbursement freezes and reductions, or reimbursement increases that are less than the increases we experience in our costs of operation.

In March 2010, President Obama signed into law the Patient Protection and Affordable Care Act of 2010 (the "ACA") as a significant healthcare reform. Many provisions within the ACA have impacted or could in the future impact our business, including Medicare reimbursement reductions and promotion of alternative payment models, such as accountable care organizations ("ACOs") and bundled payment initiatives. The nature and substance of state and federal healthcare laws are subject to change, by means of both broad-based healthcare reform legislation, like the ACA, and targeted legislative and regulatory action. Any future legislative and regulatory changes may impact the provisions of the ACA discussed below or other laws or regulations that either currently affect, or may in the future affect, our business.

For Medicare providers like us, these laws include reductions in CMS's annual adjustments to Medicare reimbursement rates, commonly known as a "market basket update." In accordance with Medicare laws and statutes, CMS makes market basket updates by provider type in an effort to compensate providers for rising operating costs. The ACA required reductions, the last of which ended in 2019, in the annual market basket updates for hospital providers ranging from 10 to 75 basis points. In addition, the ACA requires the market basket updates for hospital providers to be reduced by a productivity adjustment on an annual basis. The productivity adjustment equals the trailing 10-year average of changes in annual economy-wide private nonfarm business multi-factor productivity. To date, the productivity adjustments have typically resulted in decreases to the market basket updates ranging from 20 to 100 basis points.

Other federal legislation can also have a significant impact on our Medicare reimbursement. For example, on August 2, 2011, President Obama signed into law the Budget Control Act of 2011, which provided for an automatic 2% reduction of Medicare program payments. This automatic reduction, known as "sequestration," began affecting payments received after April 1, 2013. Under current law, for each year through mid-fiscal year 2032, the reimbursement we receive from Medicare, after first taking into account all annual payment adjustments including the market basket update, will be reduced by sequestration unless it is repealed or modified before then.

Additional Medicare payment reductions are also possible under the Statutory Pay-As-You-Go Act of 2010 ("Statutory PAYGO"). Statutory PAYGO requires, among other things, that mandatory spending and revenue legislation not increase the federal budget deficit over a 5- or 10-year period. If the Office of Management and Budget (the "OMB") finds there is a deficit in the federal budget, Statutory PAYGO requires OMB to order sequestration of government programs, including Medicare, which could result in Medicare program payments reductions of up to four percent.

Additionally, concerns held by federal policymakers about the federal deficit, national debt levels, or healthcare spending specifically, including solvency of the Medicare trust fund, could result in enactment of further federal spending reductions, including by means of significant staffing reductions at HHS, further entitlement reform legislation affecting the

Medicare and Medicaid programs, and further reductions to provider payments. In October 2014, President Obama signed into law the Improving Medicare Post-Acute Care Transformation Act of 2014 (the "IMPACT Act"). The IMPACT Act directs HHS, in consultation with healthcare stakeholders, to implement standardized data collection processes for post-acute quality and outcome measures. Although the IMPACT Act did not specifically call for the implementation of a new post-acute payment system, this act laid the foundation for possible future post-acute payment policies in which Medicare payments are driven primarily by patients' medical conditions and other clinical factors rather than the setting where the care is provided. CMS has made changes to existing current post-acute payment systems to improve comparability of patient assessment and clinical characteristic data across settings, which could make it easier to develop a unified payment system for post-acute providers in the future. For example, in the last five years, CMS established new case-mix classification models for both home health and skilled nursing facilities, which rely on patient characteristics rather than the amount of therapy received to determine payments. Another example is CMS's implementation of the new patient assessment measures for IRFs discussed below. The IMPACT Act also created additional data reporting requirements for our hospitals in the domains of functional and cognitive status, skin integrity, medication reconciliation, incidence of major falls, and transfer of health information. The precise details of these new reporting requirements, including timing and content, were developed and implemented by CMS through the regulatory process over several years, and CMS may continue to make changes to these quality measures and standardized patient assessment data elements in the future. We cannot quantify the potential future effects, if any, of the IMPACT Act on us.

Each year, the Medicare Payment Advisory Commission ("MedPAC"), an independent agency, advises Congress on issues affecting Medicare and makes payment policy recommendations to Congress for a variety of Medicare payment systems including, among others, the inpatient rehabilitation facility prospective payment system (the "IRF-PPS"). MedPAC also provides comments to CMS on proposed rules, including the prospective payment system rules. Neither Congress nor CMS is obligated to adopt MedPAC recommendations, and, based on outcomes in previous years, there can be no assurance MedPAC's recommendations will be adopted in a given year. However, MedPAC's recommendations have, and could in the future, become the basis for legislative or regulatory action.

In connection with CMS's final rulemaking for the IRF-PPS in each year since 2008, MedPAC has recommended either no updates to payments or reductions to payments. For example, at its January 2025 meeting, MedPAC approved recommending to Congress, among other things, legislative changes to reduce by 7% the base payment rate under IRF-PPS. MedPAC has also previously called on the HHS Secretary to conduct focused medical record reviews on IRFs.

In a June 2018 report mandated by the IMPACT Act, MedPAC reiterated its recommendation that Congress adopt a unified payment system for all post-acute care (a "PAC-PPS") in lieu of separate systems for inpatient rehabilitation facilities ("IRFs"), skilled nursing facilities, long-term acute-care hospitals, and home health agencies. A PAC-PPS would reimburse providers for care based primarily on patients' medical conditions and other clinical factors rather than the care settings. MedPAC found a PAC-PPS to be feasible and desirable but also suggested many existing regulatory requirements, including, for IRFs, the 60% rule discussed below and the requirement for a minimum of three hours of therapy per day, should be waived or modified as part of implementing a PAC-PPS. MedPAC previously estimated, although we cannot verify the methodology or the accuracy of that estimate, a PAC-PPS would result in a 15% reduction in IRF reimbursements. As a precursor to a PAC-PPS, MedPAC discussed in November 2017 a potential recommendation to change the case-mix weights in each post-acute setting for 2019 and 2020 to a blend of the current setting specific weight and the proposed PAC-PPS weight, which MedPAC suggested would shift money from for-profit and freestanding IRFs to non-profit and hospital-based IRFs. MedPAC has also called for aligning Medicare regulatory requirements across post-acute providers, although the agency has acknowledged it could take years to complete this effort. MedPAC issued another report on the PAC-PPS in June 2023. In that report, MedPAC concluded the design of a PAC-PPS is "relatively straight-forward" but noted "developing companion policies could take many years; implementing them would be complex and possibly controversial." Additionally, MedPAC previously suggested that Medicare should ultimately move from fee-for-service reimbursement to more integrated payment models.

We cannot predict what alternative or additional deficit reduction initiatives, including significant staffing reductions at HHS, Medicare payment reductions, or post-acute care reforms, if any, will be adopted or enacted into law, or the timing or effect of any initiatives or reductions. Since taking office in January 2025, President Trump has taken a number of executive actions, including those associated with recommendations of the Department of Government Efficiency, intended to reduce federal spending, including Medicare and Medicaid. Those initiatives, reductions, or actions would be in addition to many ordinary course reimbursement rate changes that CMS adopts each year as part of the market basket update rulemaking process for various provider categories. While we do not expect the drive toward integrated payment models, value-based purchasing, and unified post-acute payment systems in Medicare reimbursement to subside, there will almost certainly be new or alternative healthcare reforms in the future which may change these initiatives and other healthcare laws and regulations. We cannot predict the nature or timing of any changes to the laws, regulations, or the operations of governmental agencies that either currently affect, or may in the future affect, our government reimbursement or business.

There can be no assurance future governmental action will not result in substantial changes to, or material reductions in, our reimbursements, including through Medicaid and related state directed and supplemental payment programs. Similarly, we may experience material increases in our operating costs. For example, in 2022 and 2023, our wage and benefit costs increased at a rate in excess of our aggregate Medicare reimbursement rate increases. In any given year, the net effect of statutory and regulatory changes may result in a decrease in our reimbursement rate, and that decrease may occur at a time when our expenses are increasing. As a result, there could be a material adverse effect on our business, financial position, results of operations, and cash flows. For additional discussion of how we are reimbursed by Medicare, see Item 1, *Business*, "Regulatory and Reimbursement Challenges" and "Sources of Revenues—Medicare Reimbursement."

In addition, there are increasing pressures from managed care, including Medicare Advantage, and other third-party payors to control healthcare costs and to reduce or limit increases in reimbursement rates for medical services. For example, each year CMS adopts updates to the payments to, and the payment policies for, Medicare Advantage payors, and those updates may result in a net decrease in payments to those payors. Our relationships with managed care and nongovernmental third-party payors, such as health maintenance organizations and preferred provider organizations, are generally governed by negotiated agreements. These agreements set forth the amounts we are entitled to receive for our services. Our *Net operating revenue*s and our ability to grow our business with these payors could be adversely affected if we are unable to negotiate and maintain favorable agreements with these payors.

Reimbursement claims are subject to various audits from time to time and such audits may negatively affect our operations and our cash flows from operations.

We receive a substantial portion of our revenues from the Medicare program. Medicare reimbursement claims made by healthcare providers, including inpatient rehabilitation hospitals, are subject to audit from time to time by governmental payors, such as CMS and state Medicaid programs, their agents, such as the Medicare Administrative Contractors ("MACs") that act as fiscal intermediaries for all Medicare billings and other auditors contracted by CMS, and private insurance carriers, as well as the HHS Office of Inspector General (the "HHS-OIG"). As noted above, the clarity and completeness of each patient medical file, some of which is the work product of a physician not employed by us, is essential to successfully challenging any payment denials. If the physicians working with our patients do not adequately document, among other things, their diagnoses and plans of care, our risks related to audits and payment denials in general are greater. Adding to the difficulty associated with the billing and audit processes, we also believe that the MACs and other CMS auditors reviewing claims frequently lack sufficient expertise in rehabilitative care and the related CMS rules and regulations. Depending on the nature of the conduct found in billing audits and whether the underlying conduct could be considered systemic, the resolution of these audits could have a material adverse effect in the aggregate on our financial position, results of operation, cash flows, and liquidity.

In the context of our inpatient rehabilitation business, one of the common grounds cited for denying a claim or challenging a previously paid Medicare claim in an audit is that the patient's treatment in a hospital was not medically necessary. The medical record must support that both the documentation and coverage criteria requirements are met for the hospital stay to be considered medically necessary. Medical necessity is an assessment by an independent physician of a patient's ability to tolerate and benefit from intensive multi-disciplinary therapy provided in an IRF setting. A Medicare claim may be denied or challenged based on an opinion of the auditor that the record did not evidence medical necessity for treatment in an IRF or lacked sufficient documentation to support the conclusion. Some MACs have in the past applied, and are likely in the future to apply, their own unique interpretation of CMS coverage rules or impose otherwise arbitrary conditions not set out in the related rules, which has resulted, and may in the future result, in payment denials.

In some cases, we believe the reviewing party is not merely challenging the sufficiency of the medical record but is substituting its judgment of medical necessity for that of the attending physician or imposing documentation or other requirements that are not set out in the regulations. We argue that doing so is inappropriate and has no basis in law. When the government or its contractors reject the medical judgment of physicians or impose documentation and other requirements beyond the language of the statutes and regulations, patient access to inpatient rehabilitation as well as our Medicare reimbursement from the related claims may be adversely affected.

Under CMS's Targeted Probe and Educate ("TPE") program, MACs use data analysis to identify healthcare providers with unusual billing practices, high claim error rates, and items and services that have high national error rates. Once a MAC selects a provider for claims review, the initial volume of claims review is limited to 20 to 40 claims. The TPE program includes up to three rounds of claims review with corresponding provider education and a subsequent period to allow for improvement. If results do not improve sufficiently after three rounds, the MAC may refer the provider to CMS for further action, which may include extrapolation of error rates to a broader universe of claims or referral to a UPIC or RAC (defined below). As of December 31, 2024, none of our hospitals have progressed beyond the third round of reviews, so it is unclear how the review process after TPE would proceed. We cannot predict whether the TPE initiative or similar probes or reviews will materially impact our reimbursement or the timeliness of collections from Medicare in the future.

CMS has developed and instituted various audit programs under which CMS contracts with private companies to conduct claims and medical record audits. These audits are in addition to those conducted by existing MACs. Some contractors are paid a percentage of the overpayments recovered. One type of audit contractor, the Recovery Audit Contractors ("RACs"), receive claims data directly from MACs on a monthly or quarterly basis and are authorized to review previously paid claims. RAC audits of IRFs have focused on reviews of patient coding, medical necessity, and billing accuracy. CMS has, however, authorized RACs to conduct complex reviews of the medical records associated with IRF reimbursement claims. CMS has previously operated a demonstration project that expanded the RAC program to include prepayment review of Medicare fee-for-service claims from primarily acute-care hospitals. It is unclear whether CMS intends to conduct RAC prepayment reviews in the future and if so, what providers and claims would be the focus of those reviews.

CMS has also established other types of contractors, including the Uniform Program Integrity Contractors ("UPICs") and the Supplemental Medical Review Contractor ("SMRC"). The UPICs conduct audits with a focus on potential fraud and abuse issues. Like the RACs, the UPICs conduct audits and have the ability to refer matters to the HHS-OIG or the United States Department of Justice ("DOJ"). Unlike RACs, however, UPICs do not receive a specific financial incentive based on the amount of the error. In December 2017, we received notice of a UPIC audit at one of our hospitals. The UPIC sampled 100 claims and challenged the propriety of a subset of the sample representing $1.3 million in previously paid claims. The UPIC extrapolated the alleged error rate to all claims from that hospital during a period of approximately four years, resulting in an alleged overpayment of $33.9 million. Our MAC later reduced the determination of overpayment to $30.5 million, which it collected through recoupment of current claims during 2019. We appealed the overpayment determination to an Administrative Law Judge ("ALJ"), who heard the appeal in August 2021. In October 2022, the ALJ overturned $12.5 million of the overpayment determination. We received payment of this amount, plus $3.2 million in interest, in December 2022. We have appealed the remaining $18.0 million of the overpayment determination to the next level of administrative appeal, challenging both the denials and the improper use of extrapolation. It is not possible to predict when this matter will be resolved or the ultimate outcome. The SMRC conducts nationwide medical reviews of Medicare claims to determine compliance with coverage, coding, payment, and billing requirements. During the first quarter of 2023, the SMRC initiated a review of a subset of claims from March 2020 through December 2020 totaling approximately $21 million. We have received initial results for the claims under review and, as of December 31, 2024, approximately 89% of these have been approved with $0.1 million still under appeal.

Audits may lead to assertions that we have been underpaid or overpaid by Medicare or have submitted improper claims in some instances. Such assertions may require us to incur additional costs to respond to requests for records and defend the validity of payments and claims and may ultimately require us to refund any amounts determined to have been overpaid. In some circumstances auditors have the authority to extrapolate denial rationales to large pools of claims not actually audited, which could greatly increase the impact of the audit. As a result, we may suffer reduced profitability, and we may have to elect not to accept patients and conditions physicians believe can benefit from inpatient rehabilitation. We cannot predict when or how these audit programs will affect us.

Our managed care, including Medicare Advantage, and other third-party payors may also, from time to time, request audits of the amounts paid, or to be paid, to us. We could be adversely affected if one or more auditing payors allege substantial overpayments were made to us due to coding errors or lack of documentation to support medical necessity determinations. Similarly, there can be no assurance that our current or future MACs will not make restrictive or otherwise incorrect interpretations of Medicare coverage rules. Because one MAC has jurisdiction over a significant number of our hospitals and our hospitals derive a substantial portion of their revenue from Medicare, the adoption of restrictive or otherwise incorrect interpretations of coverage rules by that MAC could result in a large number of payment denials and materially and adversely affect our financial position, results of operations, and cash flows.

Substantive and procedural deficiencies in the administrative appeals process associated with denied Medicare reimbursement claims could delay and reduce our reimbursement for services previously provided.

Ordinary course Medicare pre-payment denials by MACs, as well as denials resulting from post-payment audits, are subject to appeal by providers. HHS provides an initial appeal process through its ALJs. We have historically appealed a majority of our claims denials. Due to the sheer number of appeals by all Medicare providers and various administrative inefficiencies, including a shortage of judges, appeals that are required by statute to be resolved in a matter of months have in the past taken years to complete. In recent years, this protracted appeals process led to a significant backlog of appeals of denials, which a federal judge ultimately ordered HHS to resolve by the end of 2022. By December 31, 2022, substantially all of our backlog awaiting ALJ hearing had been resolved. However, there can be no assurance significant backlogs will not develop in the future in the event the rate of new claims denials exceeds the rate at which those claims are resolved in the appeal process.

FORM 10-K

Providers may appeal adverse ALJ rulings to the Department Appeals Board (the "DAB"). Denials by the DAB may be appealed to United States district courts. As of December 31, 2024, we have approximately $4 million and $30 million in denied claims awaiting review at the ALJ and DAB levels, respectively. In addition, we have approximately $7 million in claims denied by the DAB pending review by United States district courts as of December 31, 2024.

Changes implemented by CMS to resolve the prior appeal backlog may have harmed the ability of providers like us to recover on valid Medicare claims. The Medicare appeals adjudication process is administered by the Office of Medicare Hearings and Appeals ("OMHA"). Beginning in March 2020, OMHA increased the frequency of ALJ hearings and the number of claims set at each hearing, which we believe added to the substantive and procedural deficiencies in the ALJ appeals process.

Based on a number of factors, including prior experience in the appeals process, we record our estimates for pre-payment denials and for post-payment audit denials that will ultimately not be collected as a component of *Net operating revenues*. See Note 1, *Summary of Significant Accounting Policies*, "Net Operating Revenues," to the accompanying consolidated financial statements. In the fourth quarter of 2023, we recorded an aggregate amount of $21.9 million in additional reserves for estimated uncollectible amounts associated with claims that were part of the prior appeal backlog. The increase in reserves was driven principally by an increase in unfavorable adjudication outcomes experienced at the DAB during the second half of 2023 and largely offset the remaining net carrying value of these claims. We may experience additional decreases in *Net operating revenues* and decreases in cash flow as a result of greater frequency of unfavorable resolution of denials or increasing unresolved denials and the associated increasing accounts receivable, which may in turn force us to change the patients we admit and conditions we treat. Any of these impacts could have an adverse effect on our financial position, results of operations, and liquidity.

Changes in our payor mix or the acuity of our patients could adversely affect our Net operating revenues or our profitability.

Many factors affect reimbursement rates for our services and, in turn, our revenues. These factors include the treating facility's urban or rural status, the length of stay, the payor and its applicable rate of reimbursement, and the patient's medical condition and impairment status (acuity). The reimbursement rates we receive from traditional Medicare fee-for-service are generally higher than those received from other payors, although the difference between traditional Medicare and Medicare Advantage payments for inpatient rehabilitation care has decreased in the last several years. Over the same period, we have seen a shift in the payor mix from traditional Medicare to Medicare Advantage and other managed care providers. Not only do Medicare Advantage and managed care payors generally pay us less, but we would expect bad debt to be higher for patients covered by Medicare Advantage and managed care as patients typically retain more payment responsibility under those arrangements. Additionally, the rate at which Medicare Advantage referrals are converted to admissions is lower than the rate for traditional Medicare.

In the past, we have experienced a shift to a slightly larger percentage of Medicaid patients, driven in part by the expansion of coverage consistent with the intent of the ACA and the expansion of coverage resulting from regulatory actions during the COVID-19 public health emergency. Medicaid reimbursement rates are almost always the lowest among those of our payors, and frequently Medicaid patients come to us with other complicating conditions that make treatment more difficult and costly. We cannot predict the growth of, or changes to, Medicaid.

Also, a shift to a lower average patient acuity typically results in lower reimbursement rates regardless of the payor. Both a shift in our payor mix away from Medicare fee-for-service and a shift to a lower patient acuity would likely adversely affect reimbursement. See the "Results of Operations—Net Operating Revenues" section of Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*. We cannot predict the extent to which our payor mix may shift to lower reimbursement rate payors. We have in recent years experienced, and in the future may, experience shifts in our payor mix or the acuity of our patients that could adversely affect our reimbursement, *Net operating revenues,* and profitability.

Delays in collection or non-collection of our accounts receivable could adversely affect our business, financial position, results of operations, cash flows, and liquidity.

Reimbursement is typically conditioned on our documenting medical necessity and correctly applying diagnosis codes. Incorrect or incomplete documentation and billing information could result in non-payment for services rendered. Billing and collection of our accounts receivable are further subject to the complex regulations that govern Medicare and Medicaid reimbursement and rules imposed by nongovernment payors. Our inability to bill and collect on a timely basis pursuant to these regulations and rules could subject us to payment delays that could have a material adverse effect on our business, financial position, results of operations, cash flows, and liquidity.

In addition, timing delays in billings and collections may increase our working capital burden. Working capital management, including prompt and diligent billing and collection, is an important factor in our financial position and results of

operations and in maintaining liquidity. It is possible that Medicare, Medicaid, documentation support, system problems or other provider issues or industry trends, particularly with respect to newly acquired entities for which we have limited operational experience, may extend our collection period, which may materially adversely affect our working capital, and our working capital management procedures may not successfully mitigate this risk.

The timing of payments made under the Medicare and Medicaid programs is subject to governmental budgetary constraints, which may result in an increased period of time between submission of claims and subsequent payment under specific programs, most notably under the Medicare and Medicaid managed care programs, which in many cases pay claims significantly slower than traditional Medicare or state Medicaid programs do as a result of more complicated authorization, billing and collecting processes that are required by Medicare and Medicaid managed care programs. In addition, we may experience delays in reimbursement as a result of the failure to receive prompt approvals related to change of ownership applications for acquired or other facilities or from delays caused by our or other third parties' information system failures. Furthermore, the proliferation of Medicare and Medicaid managed care programs could have a material adverse impact on the results of our operations as a result of more complicated authorization, billing and collection requirements implemented by such programs.

A change in our estimates of collectability or a delay in collection of accounts receivable could adversely affect our results of operations and liquidity. The estimates are based on a variety of factors, including the length of time receivables are past due, significant one-time events, contractual rights, the nature of the underlying payment denials, and historical experience. In the fourth quarter of 2023, we recorded aggregate amount of $21.9 million in additional reserves for estimated uncollectible amounts associated with claims denied and appealed prior to 2023. The increase in reserves largely offset the accounts receivable associated with these claims. A delay in collecting our accounts receivable, or the non-collection of accounts receivable, including, without limitation, in connection with our transition and integration of acquired companies and the attendant movement of underlying billing and collection operations from legacy systems to future systems, could have a material negative impact on our results of operations and liquidity, and we could be required to record further impairment charges on our financial statements.

Efforts to reduce payments to healthcare providers undertaken by third-party payors, conveners, and referral sources could adversely affect our revenues and profitability.

Health insurers and managed care companies, including Medicare Advantage plans, may utilize certain third parties, known as conveners, and their own internal analytics to attempt to control costs. Conveners offer patient placement and care transition services to those payors as well as bundled payment participants, ACOs, and other healthcare providers with the intent of managing post-acute utilization and associated costs. Conveners may influence referral source decisions on which post-acute setting to recommend, as well as how long to remain in a particular setting. Given their focus on perceived financial savings, conveners customarily suggest that patients avoid higher acuity post-acute settings altogether or move as soon as practicable to lower acuity settings as those settings are reimbursed at lower rates due to the lower level of care they are required to provide. Conveners are not healthcare providers and may suggest a post-acute setting or duration of care that may not be appropriate from a clinical perspective potentially resulting in worse patient outcomes and costly acute-care hospital readmissions. Additionally, large Medicare Advantage plans have acquired home health operators. Those Medicare Advantage plans may attempt to shift patients who would benefit from intensive inpatient rehabilitation to home health in order to reduce costs to the plans in the near term.

We also depend on referrals from physicians, acute-care hospitals, and other healthcare providers in the communities we serve. As a result of various alternative payment models, many referral sources are becoming increasingly focused on reducing post-acute costs by eliminating post-acute care referrals or referring patients to perceived low-cost post-acute settings rather than rehabilitation hospitals, sometimes without understanding the potential impact on patient outcomes over an entire episode of care. Our ability to attract patients could be adversely affected if any of our hospitals fail to provide or maintain a reputation for providing high-quality care on a cost-effective basis as compared to other providers.

Quality reporting requirements could adversely affect the Medicare reimbursement we receive.

The focus on alternative payment models and value-based purchasing of healthcare services has led to more extensive quality of care reporting requirements. In many cases, the new reporting requirements are linked to reimbursement incentives. For example, under the ACA, CMS established new quality data reporting, effective October 1, 2012, for all IRFs. A facility's failure to submit the required quality data results in a two percentage point reduction to that facility's annual market basket increase factor for payments made for discharges in the subsequent Medicare fiscal year. Hospitals began submitting quality data to CMS in October 2012. To date, only two of our hospitals have experienced payment reductions, both for fiscal year 2025. However, we have contested those two determinations.

The IMPACT Act mandated that CMS adopt several new quality reporting measures for the various post-acute provider types. The adoption of additional quality reporting measures to track and report will require additional time and expense and could materially affect reimbursement in the future. In healthcare generally, the burdens associated with collecting, recording, and reporting quality data are increasing. There can be no assurance our hospitals will meet quality reporting requirements or quality performance in the future. Failure to do so will result in any associated hospital seeing a reduction in its Medicare reimbursement. Regardless, we, like other healthcare providers, are likely to incur additional expenses in an effort to comply with additional and changing quality reporting requirements.

Other Regulatory Risks

The ongoing evolution of the healthcare delivery system, including alternative payment models and value-based purchasing initiatives, in the United States may significantly affect our business and results of operations.

The healthcare industry in general is facing regulatory uncertainty around attempts to improve outcomes and reduce costs, including coordinated care and integrated payment models. In an integrated payment model, hospitals, physicians, and other care providers are reimbursed in a fashion meant to encourage coordinated healthcare on a more efficient, patient-centered basis. These providers are then paid based on the overall value and quality (as determined by outcomes) of the services they provide to a patient rather than the number and nature of services they provide. While this is consistent with our goal and proven track record of being a high-quality, cost-effective provider, broad-based implementation of a new payment model would represent a significant evolution or transformation of the healthcare industry, which may have a significant impact on our business and results of operations.

In recent years, HHS has been studying the feasibility of bundling, including conducting a voluntary, multi-year bundling pilot program to test and evaluate alternative payment methodologies. CMS' voluntary Bundled Payments for Care Improvement Advanced ("BPCI Advanced") initiative began October 1, 2018, runs through December 31, 2025, and covers 29 types of inpatient, three types of outpatient clinical episodes, and two multi-setting clinical episodes, including stroke and hip fracture. Providers participating in BPCI Advanced are subject to a semi-annual reconciliation process where CMS compares the aggregate Medicare expenditures for all items and services included in a clinical episode against the target price for that type of episode to determine whether the participant is eligible to receive a portion of the savings, or is required to repay a portion of the payment above target. Accordingly, reimbursement may be increased or decreased, compared to what would otherwise be due, based on whether the total Medicare expenditures and patient outcomes meet, exceed or fall short of the targets.

Similarly, CMS has established, per the ACA, several separate ACO programs. The largest is the Medicare Shared Savings Program ("MSSP"), a voluntary ACO program in which hospitals, physicians, and other care providers pursue the delivery of coordinated healthcare on a more efficient, patient-centered basis. Conceptually, ACOs receive a portion of any savings generated above a certain threshold from care coordination as long as benchmarks for the quality of care are maintained. Under the MSSP, there are two ACO tracks from which participants can choose. Each track offers a different degree to which participants share any savings realized or any obligation to repay losses suffered. The ACO rules adopted by CMS are extremely complex and remain subject to further refinement by CMS. Based on CMS data, there will be slightly fewer MSSP ACOs in 2025 than there were in 2017.

On November 16, 2015, CMS published its final rule establishing the Comprehensive Care for Joint Replacement ("CJR") payment model, which holds acute-care hospitals accountable for the quality of care they deliver to Medicare fee-for-service beneficiaries for lower extremity joint replacements (i.e., knees and hips) from surgery through recovery. The CJR originally was mandatory for the acute-care hospitals in the 67 geographic areas covered. On November 30, 2017, CMS issued a final rule making the CJR voluntary in 33 of those areas. The CJR model's original five-year term ended in December 2020, but CMS extended the model through 2024 for most providers in the 34 geographic areas with mandatory participation. Under CJR, healthcare providers in the mandatory participation areas are paid under existing Medicare payment systems. However, CMS holds the acute-care hospital where a joint replacement takes place accountable for the quality and costs of care for the

entire episode of care — from the time of the original admission through 90 days after discharge. Depending on the quality and cost performance during the entire episode, the acute-care hospital may receive an additional payment or be required to repay Medicare a portion of the episode costs. As a result, CMS believes acute-care hospitals are incented to work with physicians and post-acute care providers to ensure beneficiaries receive the coordinated care they need in an efficient manner. Acute-care hospitals participating in the CJR model may enter into risk-sharing financial arrangements with post-acute providers, including IRFs. CJR has not had a material impact on our hospitals.

On August 1, 2024, CMS published its final rule establishing the Transforming Episode Accountability Model ("TEAM"). This five-year mandatory model begins January 1, 2026 and ends on December 31, 2030. The model seeks to test whether 30-day episode-based payments for five common procedures will reduce Medicare expenditures without lowering quality of care. The five procedures are: lower extremity joint replacement, surgical hip femur fracture treatment, spinal fusion, coronary artery bypass graft, and major bowel procedures. All acute-care hospitals located in the 188 markets selected will be required to participate in TEAM. Under TEAM, healthcare providers in those markets are paid under existing Medicare payment systems. CMS will hold the acute-care hospital where these procedures take place accountable for the quality and costs of care for the entire episode of care — from the time of the original admission through 30 days after discharge. Acute healthcare providers will receive a target price based on all non-excluded Medicare Parts A & B items and services included in an episode. Depending on the quality and cost performance during the entire episode, the acute-care hospital may receive an additional payment or, beginning in the second year, be required to repay a portion of the episode costs. As a result, CMS believes acute-care hospitals are incented to work with physicians and post-acute care providers to ensure beneficiaries receive the coordinated care in an efficient manner.

HHS and CMS continue to explore ways to encourage and facilitate increased participation in alternative payment models and value-based purchasing initiatives. For example, the HHS-OIG and CMS finalized rules in 2020 modernizing the Anti-Kickback Statute and Stark law to, in part, promote a more coordinated, value-based system of care. The bundling and ACO initiatives have served as motivating factors for regulators and healthcare industry participants to identify and implement workable coordinated care and integrated payment models. Broad-based implementation of a new payment model would represent a significant transformation for us and the healthcare industry generally. The nature and timing of the evolution or transformation of the current healthcare system to coordinated care delivery and integrated payment models and value-based purchasing remain uncertain. The development of new delivery and payment systems will almost certainly take significant time and expense. Many of the alternative approaches, including those discussed above, being explored may not work or could change substantially prior to any nationwide implementations. While only a small percentage of our business currently is subject to the alternative payment models discussed above, we cannot be certain these models will not be expanded or made standard or new models will not be implemented broadly.

Additionally, as the number and types of bundling, direct contracting, and ACO models increase, the number of Medicare beneficiaries who are treated in one of the models increases. Our willingness or inability to participate in integrated payment and other alternative payment models and the referral patterns of other providers participating in those models may limit our access to Medicare patients who would benefit from treatment in inpatient rehabilitation hospitals. In an attempt to reduce costs or increase reimbursements, referral sources may seek to discourage referrals to post-acute care all together. To the extent that acute-care hospitals participating in those models do not perceive our quality of care or cost efficiency favorably compared to alternative post-acute providers, we may experience a decrease in volumes and *Net operating revenues*, which could adversely affect our financial position, results of operations, and cash flows. For further discussion of coordinated care and integrated payment models and value-based purchasing initiatives, the associated challenges, and our efforts to respond to them, see the "Executive Overview—Key Challenges—Changes in Medicare Reimbursement and Regulatory Requirements for Operating IRFs" section of Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*.

Other legislative and regulatory initiatives and changes affecting the industry could adversely affect our business and results of operations.

In addition to the legislative and regulatory actions that directly affect our reimbursement rates or further the evolution of the current healthcare delivery system, other legislative and regulatory changes, including as a result of ongoing healthcare reform, affect healthcare providers like us from time to time. For example, the ACA provides for the expansion of the federal Anti-Kickback Law and the False Claims Act (the "FCA") that, when combined with other recent federal initiatives, are likely to increase investigation and enforcement efforts in the healthcare industry generally. Changes include increased resources for enforcement, lowered burden of proof for the government in healthcare fraud matters, expanded definition of claims under the FCA, enhanced penalties, and increased rewards for relators in successful prosecutions. CMS may also suspend payment for claims prospectively if, in its opinion, credible allegations of fraud exist. The initial suspension period may be up to 180 days. However, the payment suspension period can be extended almost indefinitely if the matter is under investigation by the HHS-OIG or DOJ. Any such suspension would adversely affect our financial position, results of operations, and cash flows.

Some states in which we operate have also undertaken, or are considering, healthcare reform initiatives that address similar issues. While many of the stated goals of other federal and state reform initiatives are consistent with our own goal to provide care that is high-quality and cost-effective, legislation and regulatory proposals may lower reimbursements, increase the cost of compliance, decrease patient volumes, promote frivolous or baseless litigation, and otherwise adversely affect our business. We cannot predict what healthcare initiatives, if any, will be enacted, implemented or amended, or the effect any future legislation or regulation will have on us.

On December 14, 2020, CMS announced the proposal of a five-year review choice demonstration for inpatient rehabilitation services (the "IRF RCD"). In August 2023, IRFs located in Alabama began participation in IRF RCD. On March 1, 2024, CMS announced the expansion of IRF RCD, effective June 17, 2024, to include IRFs located in Pennsylvania and billing to a certain MAC. We do not bill to that MAC, so we are not subject to the program in Pennsylvania at this time. CMS plans to expand IRF RCD further to Texas and California, but the timing for doing so is not known. We operate 48 inpatient rehabilitation hospitals (representing approximately 29% of our IRF Medicare claims) in the initial four IRF RCD states. After the initial four states, CMS intends to expand the demonstration to include additional IRFs based on the MAC to which those IRFs submit claims. There are no details of that expansion at this time.

Under the IRF RCD, participating IRFs have an initial choice between pre-claim or post-payment review of 100% of Medicare claims submitted to demonstrate compliance with applicable coverage and clinical documentation requirements. We elected the pre-claim review option for our IRFs in Alabama for the first cycle. Under the pre-claim review choice, services can begin prior to the submission of the review request and continue while the decision is being made. The pre-claim review request with required documentation must be submitted, reviewed, and approved before the final claim is paid. If a certain percentage of the claims reviewed are found to be valid, the IRF may then opt out of the 100% review. The opt-out validation percentages for the second and third cycles were 85% or greater and 90% or greater, respectively. In opting out, the IRF may elect spot prepayment reviews of samples consisting of 5% of total claims or selective post-payment review of a statistically valid random sample. Our claim validation rate for the first cycle ending in February 2024 exceeded the required 80% at our IRFs in Alabama. For the second cycle, which began on May 1, 2024, we elected not to opt out, so our IRFs in Alabama remained subject to the 100% pre-claim review. None of our IRFs in Alabama achieved the 85% claim validation rate for the second cycle ending in October 2024. We believe many of the non-affirmations in the second cycle were based on application of improper standards or requirements that directly conflict with the Medicare coverage criteria for IRFs. In the third cycle, we are again submitting 100% of review requests pre-claim. We have engaged, and will continue to engage, with the MAC and CMS to ensure the review process is consistent with existing rules, regulations and statutes. Given the inconsistent review process applied by the MAC across the previous two cycles, we cannot predict the impact, if any, RCD may have on the collectability of our Medicare claims over its five-year term. We may ultimately experience decreases in *Net operating revenues* and in cash flow, or we may incur costs associated with patient care for which the Medicare claim is subsequently denied, any of which could have an adverse effect on our financial position, results of operations, and liquidity.

In January 2020, the HHS-OIG announced an audit to review incentives under the IRF-PPS to discharge patients prematurely to home health agencies. Following this audit, the HHS-OIG announced in December 2021 its recommendation to CMS to establish an IRF transfer payment policy for early discharges to home health care in which the IRF would only receive a per diem rate in lieu of the full case-mix payment. The HHS-OIG estimated the policy could have reduced total Medicare payments to IRFs in 2017 and 2018 by between 6% and 7%. The CMS proposed rule for fiscal year 2023 for the IRF-PPS included a request for comment on a potential change that could be included in future rulemaking. Based on the HHS-OIG report, CMS noted it was considering whether to modify the IRF transfer payment policy to reduce reimbursement for early discharges to home health, similar to how early discharges to acute-care hospitals, skilled nursing facilities, long-term acute-care hospitals, or another IRF, are currently treated under the IRF-PPS. In the final IRF-PPS rule for 2023, CMS acknowledged industry comments on the policy and noted those comments would be taken under advisement for future rulemaking, but neither the proposed nor the final rulemaking for fiscal years 2024 or 2025 made reference to a change in the IRF transfer payment policy.

We cannot predict what legislative or regulatory reforms or changes, if any, will ultimately be enacted, or the timing or effect any of those changes or reforms will have on us. If enacted, they may be challenging for all providers and have the effect of limiting Medicare beneficiaries' access to healthcare services and could have a material adverse impact on our *Net operating revenues*, financial position, results of operations, and cash flows. For additional discussion of healthcare reform and other factors affecting reimbursement for our services, see Item 1, *Business*, "Regulatory and Reimbursement Challenges" and "Sources of Revenues—Medicare Reimbursement."

Compliance with the extensive laws and government regulations applicable to healthcare providers requires substantial time, effort and expense, and if we fail to comply with them, we could suffer penalties or be required to make significant changes to our operations.

Healthcare providers are required to comply with extensive and complex laws and regulations at the federal, state, and local government levels. These laws and regulations relate to, among other things:

- licensure, certification, enrollments, and accreditation;

- policies, either at the national or local level, delineating what conditions must be met to qualify for reimbursement under Medicare (also referred to as coverage requirements);

- coding and billing for services;

- requirements of the "60% Rule" applicable to inpatient rehabilitation facilities;

- relationships with physicians and other referral sources, including physician self-referral and anti-kickback laws;

- quality of medical care;

- use and maintenance of medical supplies and equipment;

- maintenance and security of patient information and medical records;

- minimum staffing;

- acquisition and dispensing of pharmaceuticals and controlled substances;

- pricing transparency and similar consumer protection rules; and

- disposal of medical and hazardous waste.

The "60% Rule" is a Medicare requirement that at least 60% of an IRF's patients must have a diagnosis or qualifying comorbidity from at least one of 13 specified medical conditions that typically require intensive therapy and supervision, such as stroke, brain injury, hip fracture, certain neurological conditions, and spinal cord injury. If an IRF does not demonstrate compliance with the 60% Rule by either the presumptive method or through a review of medical records, then its classification as an IRF may be terminated by CMS causing the facility to be paid under the acute-care payment system which would result in reduced reimbursement per discharge. If one or more of our hospitals fails to demonstrate compliance with the 60% Rule and CMS re-classifies it as an acute-care hospital, our revenue and profitability may be materially and adversely affected.

In the future, changes in these laws or regulations or the manner in which they are enforced could subject our current or past practices to allegations of impropriety or illegality or could require us to make changes in our hospitals, equipment, personnel, services, capital expenditure programs, operating procedures, and contractual arrangements. Those changes could also affect reimbursements as well as future compliance, training, and staffing costs.

Examples of regulatory changes that can affect our business, beyond direct changes to Medicare reimbursement rates, can be found from time to time in CMS's annual rulemaking. For example, the final rule for the fiscal year 2010 IRF-PPS implemented new coverage requirements which provided in part that a patient medical record must document a reasonable expectation that, at the time of admission to an IRF, the patient generally required and was able to participate in the intensive rehabilitation therapy services uniquely provided at IRFs. CMS has also taken the position that a patient's medical file must appropriately document the rationale for the use of group therapies, as opposed to one-on-one therapy. Beginning in 2015, CMS instituted a new data collection requirement pursuant to which IRFs must capture the minutes and mode (individual, group, concurrent, or co-treatment) of therapy by specialty. Additionally, from time to time CMS has adopted changes in the medical conditions that will presumptively count toward the 60% compliance threshold to qualify for reimbursement as an inpatient rehabilitation hospital.

Of note, the HHS-OIG periodically updates a work plan that identifies areas of compliance focus. In recent years, the HHS-OIG work plans for IRFs have focused on, among other items, the appropriate utilization of concurrent and group therapy, adverse and temporary patient harm events, and billing error rates for IRFs. In September 2018, the HHS-OIG released a report purporting to identify a high error rate (approximately 80% of claims) among inpatient rehabilitation hospital admissions in a small sample of 220 claims. Based on its findings, the HHS-OIG extrapolated the error rate to the universe of inpatient

rehabilitation claims and, among other things, recommended reevaluation of the IRF-PPS. However, that HHS-OIG report involved an extremely small sample size, was not a random sample of cases, included some citations to coverage requirements that did not match actual regulations, appeared to conflate technical documentation requirements with medical necessity determinations, and was at odds with actual MAC reviews of claims during that same timeframe which found substantially lower error rates. On September 15, 2022, the HHS-OIG updated its work plan to conduct a nationwide audit of IRF claims in order to determine the extent to which CMS could clarify the Medicare IRF claim payment criteria. We expect the HHS-OIG to issue a report on this in fiscal year 2025. An HHS-OIG work plan, audit or similar future efforts could result in proposed changes to the payment systems for providers or increased denials of Medicare claims for patients notwithstanding the referring physicians' judgment that treatment is appropriate.

As the recent HHS-OIG work plans demonstrate, the clarity and completeness of each patient medical file, some of which is the work product of a physician not employed by us, are essential to demonstrating our compliance with various regulatory and reimbursement requirements. For example, to support the determination that a patient's IRF treatment was medically necessary, the file must contain, among other things, an admitting physician's assessment of the patient as well as a post-admission assessment by the treating physician and other information from clinicians relating to the plan of care and the therapies being provided. These physicians are not employees. They exercise independent medical judgment. We and our hospital medical directors, who are independent contractors, provide training on a regular basis to the physicians who treat patients at our hospitals regarding appropriate documentation. However, we ultimately do not and cannot control the physicians' medical judgment. In connection with subsequent payment audits and investigations, there can be no assurance as to what opinion a third party may take regarding the status of patient files or the physicians' medical judgment evidenced in those files.

On March 4, 2013, we received document subpoenas from an office of the HHS-OIG addressed to four of our hospitals. On April 24, 2014, we received document subpoenas relating to an additional seven of our hospitals. Those subpoenas requested documents, including copies of patient medical records, related to reimbursement claims submitted during periods ranging from January 2008 through December 2013. The associated investigation led by DOJ was based on whistleblower claims of alleged improper or fraudulent claims submitted to Medicare and Medicaid and requested documents and materials relating to practices, procedures, protocols and policies of certain pre- and post-admissions activities at these hospitals including marketing functions, pre-admission screening, post-admission physician evaluations, patient assessment instruments, individualized patient plans of care, and compliance with the Medicare 60% rule. We settled the DOJ investigation, together with the related *qui tam* or whistleblower lawsuits, in 2019 for a total payment of $48 million, and we expressly denied any wrongdoing. In return for the settlement payment, the plaintiffs dismissed with prejudice their pending *qui tam* claims, and DOJ provided Encompass Health and all its subsidiaries with a release from civil liability.

President Trump has issued an unprecedented number of executive orders during his first 30 days in office. Many call for changes in policy or practice at federal agencies as well as additional rulemaking to further the policy ends. Given the amount of revenues we receive from Medicare and Medicaid, an extensive number of changes in federal policy affecting a broad spectrum of business operations, including by means of executive orders affecting parties doing business with the federal government, may increase our compliance costs and potential liability in the event of noncompliance.

Although we have invested, and will continue to invest, substantial time, effort, and expense in implementing and maintaining training programs as well as internal controls and procedures designed to ensure regulatory compliance, we have in the past been, and could in the future be, required to return portions of reimbursements for discharges alleged after the fact to have not been appropriate under the applicable reimbursement rules and change our patient admissions practices going forward. We could also be subjected to other liabilities, including (1) criminal penalties, (2) civil penalties, including monetary penalties and the loss of our licenses to operate one or more of our hospitals, and (3) exclusion or suspension of one or more of our hospitals from participation in the Medicare, Medicaid, and other federal and state healthcare programs, which, if lengthy in duration and material to us, could potentially trigger a default under our credit agreement or debt instruments.

Because Medicare comprises a significant portion of our *Net operating revenues*, failure to comply with the laws and regulations governing the Medicare program and related matters, including anti-kickback and anti-fraud requirements, could materially and adversely affect us. As discussed above in connection with the ACA, the federal government has in the last couple of years made compliance enforcement and fighting healthcare fraud top priorities. In the past few years, DOJ and HHS as well as federal lawmakers have significantly increased efforts to ensure strict compliance with various reimbursement related regulations as well as combat healthcare fraud. DOJ has pursued and recovered record amounts based on alleged healthcare fraud. The increased enforcement efforts have frequently included aggressive arguments and interpretations of laws and regulations that pose risks for all providers. For example, the federal government has increasingly asserted that incidents of erroneous billing or record keeping may represent violations of the FCA. Human error and oversight in record keeping and documentation, particularly where those activities are the responsibility of non-employees, are always a risk in business, and

healthcare providers and independent physicians are not immune to this risk. Additionally, the federal government has been willing to challenge the medical judgment of independent physicians in determining issues such as the medical necessity of a given treatment plan. Furthermore, the federal government has increasingly asserted that violations of laws not directly related to Medicare billing, such as anti-kickback and anti-discrimination laws, represent FCA violations, which typically carry higher monetary penalties.

Settlements of alleged violations or imposed reductions in reimbursements, substantial damages and other remedies assessed against us could have a material adverse effect on our business, financial position, results of operations, and cash flows. Even the assertion of a violation, depending on its nature, could have a material adverse effect upon our stock price or reputation and could cost us significant time and expense to defend.

The use of sub-regulatory guidance, statistical sampling, and extrapolation by CMS, Medicare contractors, HHS-OIG, and DOJ to deny claims, expand enforcement claims, and advocate for changes in reimbursement policy increases the risk that we could experience reduced revenue, suffer penalties, or be required to make significant changes to our operations.

Because Medicare comprises a significant portion of our *Net operating revenues*, failure to comply with the laws and regulations governing the Medicare program and related matters, including anti-kickback and anti-fraud requirements, could materially and adversely affect us. Our ability to operate in a compliant manner impacts the claims denials, compliance enforcement, and regulatory processes discussed in other risks above. The federal government's reliance on sub-regulatory guidance, such as handbooks, FAQs, internal memoranda, and press releases, presents a unique challenge to compliance efforts. Such sub-regulatory guidance purports to explain validly promulgated regulations but often expands or supplements existing regulations without constitutionally and statutorily required notice and comment and other procedural protections. Without procedural protections, sub-regulatory guidance poses a risk above and beyond reasonable efforts to follow validly promulgated regulations, particularly when the agency or MAC seeking to enforce such sub-regulatory guidance is not the agency or MAC issuing the guidance and therefore not as familiar with the substance and nature of the underlying regulations or even clinical issues involved.

Additionally, the federal government is increasingly turning to statistical sampling and extrapolation to expand claims denials and enforcement efforts and advocate for changes in reimbursement policy. Through sampling and extrapolation, the government takes a review of a small number of reimbursement claims and generalizes the results of that review to a much broader universe of claims, which can result in significant increases in the aggregate number and value of claims at issue. Increasing use of extrapolation can be found in payment review audits, such as those conducted by RACs and UPICs. In addition to payment reviews, government agencies may allege compliance violations, including submission of false claims, based on sampling and extrapolation and seek to change reimbursement policy. For example, the HHS-OIG issued a report in September 2018 purporting to identify a high error rate (approximately 80% of claims) among inpatient rehabilitation hospital admissions in a small sample of 220 claims. Based on its findings, the HHS-OIG extrapolated the error rate to the universe of inpatient rehabilitation claims and, among other things, recommended reevaluation of the IRF-PPS. However, the HHS-OIG report involves an extremely small sample size, is not a random sample of cases, includes incorrect references to coverage requirement regulations, appears to conflate technical documentation requirements with medical necessity determinations, and is at odds with actual MAC reviews of claims during that same timeframe which found substantially lower error rates. Notwithstanding the technical statistical flaws that can arise in sampling small groups of claims and the extremely problematic nature of extrapolation in the context of individualized decisions of medical judgment as some courts have noted, sampling and extrapolation pose a growing risk to healthcare providers in the form of more significant claims of overpayments and increased legal costs to defend against these problematic regulatory practices. In a recent federal court case, the Fifth Circuit Court of Appeals ruled in favor of CMS and affirmed the application of extrapolation errors identified in a sample of claims to support larger claims for overpayment. As discussed under "Reimbursement Risks" above, we are currently challenging, among other things, the use of extrapolation in a 2017 UPIC audit. Any associated loss of revenue or increased legal costs could materially and adversely affect our financial position, results of operations, and cash flows.

Efforts to comply with regulatory mandates to increase the use of electronic health data and health system interoperability may lead to enforcement and negative publicity which could adversely affect our business.

For many years, a primary focus of the healthcare industry has been to increase the use of electronic health records, or "EHR," and the sharing of the health data among providers, payors and other members of the industry. The federal government has been a significant driver of that initiative through rules and regulations. In 2009, as part of the Health Information Technology for Economic and Clinical Health ("HITECH") Act, the federal government set aside $27 billion of incentives for acute-care hospitals and other providers, not including IRFs, to adopt EHR systems. In 2020, CMS and HHS's Office of the National Coordinator for Health IT ("ONC") finalized policy changes implementing interoperability, information blocking, and patient access provisions of the 21st Century Cures Act and supporting the MyHealthEData initiative, designed to allow patients to access their health claims information electronically through the application of their choosing. The companion rules

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will transform the way in which healthcare providers, health information technology developers, health information exchanges/ health information networks ("HIEs/HINs"), and health plans share patient information. For example, the ONC rule prohibits healthcare providers, health IT developers, and HIEs/HINs from engaging in practices that are likely to interfere with, prevent, materially discourage, or otherwise inhibit the access, exchange or use of electronic health information, also known as "information blocking." The ONC rule also requires regulated actors to respond to requests for electronic health information in the content and manner requested, with some exceptions. Enforcement of ONC's and CMS' new health information access, exchange, and use standards began in 2021, and noncompliance can result in civil monetary penalties, exclusion from participation in federal health care programs and other appropriate "disincentives," including reductions in Medicare reimbursements. The United States Department of Health and Human Services Office of Civil Rights ("HHS-OCR") patient right of access initiative, which has similar objectives to the new ONC initiative, such as promoting and enforcing patient access to health information, has led to dozens of settlements of enforcement actions.

The goals of increased use of electronic health data and interoperability are improved quality of care and lower healthcare costs generally. However, increased use of electronic health data and interoperability inherently magnifies the risk of security breaches involving that data and information systems used to share it, which risk is discussed under "Other Operational Risks" below. Additionally, interoperability and the sharing of health information have received increasingly negative publicity. There is at least one well publicized instance where organizations received significant negative publicity for sharing health data despite having appeared to comply in all respects with privacy law. There can be no assurance that our efforts to improve the care we deliver and to comply with the law through increasing use of electronic data and system interoperability will not receive negative publicity that may materially and adversely affect our ability to get patient referrals or enter into joint ventures with other providers or may lead to greater regulatory scrutiny. Negative publicity may also lead to federal or state regulation that conflicts with current federal policy and interferes with the healthcare industry's efforts to improve care and reduce costs through use of electronic data and interoperability.

If any of our hospitals fail to comply with the Medicare enrollment requirements or conditions of participation, that hospital could be terminated from the Medicare program.

Each of our hospitals must comply with extensive enrollment requirements and conditions of participation for the Medicare program. If any of our hospitals fail to meet any of the Medicare enrollment requirements or conditions of participation, we may receive a notice of deficiency from the applicable survey agency or contractor, as applicable. If that hospital then fails to institute an acceptable plan of correction and correct the deficiency within the applicable correction period, it could lose the ability to bill Medicare. A hospital could be terminated from the Medicare program if it fails to address the deficiency within the applicable correction period. If CMS terminates one hospital, it may increase its scrutiny of others under common control. From time to time, we have individual hospitals that receive notices of deficiency. To date, we have addressed those as they have arisen, and we have not experienced a termination.

In September 2019, CMS released a final rule adding additional provider enrollment provisions and creating several new revocation and denial authorities in an attempt to bolster CMS' efforts to prevent waste, fraud and abuse. This rule requires Medicare and Medicaid providers and suppliers to disclose any current or previous (in the last five years), direct or indirect affiliation with a provider or supplier that has ever had a disclosable event. A disclosable event is any uncollected debt to Medicare or Medicaid, payment suspension under a federal health care program, denial, revocation or termination of enrollment (even if it is under appeal), or exclusion by the HHS-OIG from participation in a federal health care program. The rule also broadens the definition of an affiliation, including many indirect ownership or control situations such as ownership interests in a publicly traded company. If CMS determines an affiliation with a disclosable event poses an undue risk of fraud, waste or abuse, then the provider reporting that affiliation may be subject to exclusion from Medicare. Currently, information regarding uncollected debt, payment suspensions and enrollment actions are not generally available, so obtaining such information on affiliates could prove difficult or impossible in some situations.

Under this new rule, CMS may revoke a provider's Medicare enrollment, including all of the provider's locations, if the provider bills for services performed at, or items furnished from, one location that it knew or should have known did not comply with Medicare enrollment requirements, including making the disclosures discussed above. CMS has the ability to prevent applicants from enrolling in the program for up to three years if a provider is found to have submitted false or misleading information in its initial enrollment application. Additionally, CMS can now block providers and suppliers who are revoked from re-entering the Medicare program for up to 10 years. CMS may also revoke a provider's enrollment if it fails to report on a timely basis any change in ownership or control, revocation or suspension of a federal or state license or certification, or any other change in its enrollment data.

Any termination of one or more of our hospitals from the Medicare program for failure to satisfy the enrollment requirements or conditions of participation could materially adversely affect our business, financial position, results of operations, and cash flows.

If we are found to have violated applicable privacy and security laws and regulations or our contractual obligations, we could be subject to sanctions, fines, damages and other civil or criminal penalties, which could increase our liabilities, harm our reputation and have a material adverse effect on our business, financial position, results of operation and liquidity.

There are a number of federal, state and local laws, rules and regulations, as well as contractual obligations, relating to the protection, collection, storage, use, retention, security, disclosure, transfer and other processing of confidential, sensitive and personal information, including protected health information ("PHI"), such as patient medical records. There are also foreign laws, rules and regulations that address these matters and have extraterritorial application. We do not believe we are currently subject to these non-United States regulatory regimes but that could change in the future. Existing laws and regulations are constantly evolving, and new laws and regulations that apply to our business are being enacted at every level of government in the United States. In many cases, these laws and regulations apply not only to third-party transactions, but also to transfers of information between or among us, our affiliates and other parties with whom we conduct business. These laws and regulations may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible that they will be interpreted and applied in ways that may have a material adverse effect on our business. We monitor legal developments in data privacy and security regulations at the local, state and federal level, however, the regulatory framework for data privacy and security worldwide is continuously evolving and developing and, as a result, interpretation and implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future.

The management of PHI is subject to several regulations at the federal level, including the Health Insurance Portability and Accountability Act of 1996 ("HIPAA") and the HITECH Act. The HIPAA privacy and security regulations protect medical records and other PHI by limiting their use and disclosure, giving individuals the right to access, amend, and seek accounting of their own health information, and limiting most uses and disclosures of health information to the minimum amount reasonably necessary to accomplish the intended purpose. The HITECH Act strengthened HIPAA enforcement provisions and authorized state attorneys general to bring civil actions for HIPAA violations. It also permits HHS to conduct audits of HIPAA compliance and impose significant civil monetary penalties even if we did not know and could not reasonably have known about a violation. If we are found to have violated the HIPAA privacy or security regulations or other federal or state laws protecting the confidentiality of patient health or personal information, including but not limited to the HITECH Act, we could be subject to litigation, sanctions, fines, damages and other civil or criminal penalties, which could increase our liabilities, harm our reputation, and have a material adverse effect on our business, financial position, results of operations and liquidity.

In December 2020, HHS-OCR proposed a new rule that would modify HIPAA regulations. According to HHS-OCR, the proposed rule is intended to promote care coordination and value-based care. The proposed changes to the HIPAA rules also provide for strengthening individuals' rights to access their own health information, including electronic information; improving information sharing for care coordination and case management for individuals; facilitating greater family and caregiver involvement in the care of individuals experiencing emergencies or health crises; enhancing flexibilities for disclosures in emergency or threatening circumstances, such as the opioid and COVID-19 public health emergencies; and reducing administrative burdens on HIPAA covered healthcare providers and health plans, while continuing to protect individuals' health information privacy interests. Although one of the stated purposes of the proposed rules is to reduce healthcare providers burdens, providers would have to engage in a number of activities to come into compliance if the changes are finalized, including changing policies and procedures, changing patient privacy notices and business associate agreements and training workforce members in the new requirements.

Numerous other federal and state laws protect the confidentiality, privacy, availability, integrity and security of PHI. In recent years, many states have implemented privacy laws and regulations that impose restrictive requirements regulating the use and disclosure of personally identifiable information, which may include PHI. These laws in many cases are more restrictive or impose more obligations than, and are not preempted by, the HIPAA rules, apply to employees and business contacts as well as patients, and may be subject to new and varying interpretations by courts and government agencies, creating complex compliance issues and potentially exposing us to additional expense, adverse publicity and liability. We expect that there will continue to be new laws, regulations and industry standards concerning privacy, data protection and information security proposed and enacted in various jurisdictions. The U.S. Congress has considered, but not yet passed, several comprehensive federal data privacy bills over the past few years, such as the CONSENT Act, which was intended to be similar to the landmark 2018 European Union General Data Protection Regulation. We expect federal data privacy laws to continue to evolve.

In the absence of a comprehensive federal privacy law, there is increased focus at the state and local level on regulating the collection, storage, use, retention, security, disclosure, transfer and other processing of confidential, sensitive and personal information. In recent years, we have seen significant changes to data privacy regulations across the United States. New legislation proposed or enacted will continue to shape the data privacy environment. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to confidential, sensitive and personal information

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than federal, international or other state laws, and such laws may conflict with each other, which significantly complicates compliance efforts.

In addition, all 50 U.S. states and the District of Columbia have enacted breach notification laws that may require us to notify patients, employees, third parties, regulators and the general public in the event of unauthorized access to or disclosure of personal or confidential information experienced by us or our service providers. These laws are not consistent, and compliance in the event of a widespread data breach is difficult and may be costly. Moreover, states frequently amend existing laws, requiring attention to changing regulatory requirements.

We also may be contractually required to notify patients or other counterparties of a security breach. Although we have contractual protections with many of our service providers, any actual or perceived security breach could harm our reputation and brand, expose us to potential liability or require us to expend significant resources on data security and in responding to any such actual or perceived breach, including defending class action litigation. Any contractual protections we have from our service providers may not be sufficient to adequately protect us from any such liabilities and losses, and we may be unable to enforce any such contractual protections.

In addition to government regulation, privacy advocates and industry groups have and may in the future propose self-regulatory standards from time to time. These and other industry standards may legally or contractually apply to us, or we may elect to comply with such standards.

Complying with these various laws, rules, regulations and standards could cause us to incur substantial costs that are likely to increase over time, require us to change our business practices in a manner adverse to our business, divert resources from other initiatives and projects, and restrict the way products and services involving data are offered, all of which may have a material adverse effect on our business. Given the rapid development of cybersecurity and data privacy laws, we expect to encounter inconsistent interpretation and enforcement of these laws and regulations, as well as frequent changes to these laws and regulations which may expose us to significant penalties or liability for noncompliance, the possibility of fines, lawsuits (including class action privacy litigation), regulatory investigations, criminal or civil sanctions, audits, adverse media coverage, public censure, other claims, significant costs for remediation and damage to our reputation, or otherwise have a material adverse effect on our business and operations. Any allegations of a failure to adequately address data privacy or security-related concerns, even if unfounded, or to comply with applicable laws, regulations, standards and other obligations relating to data privacy and security, could result in additional cost and liability to us, damage our relationships with patients and business partners and have a material adverse effect on our business.

We make public statements about our use and disclosure of personal information through our privacy policies, information provided on our website and press statements. Although we endeavor to comply with our public statements and documentation about patient privacy, we may at times fail to do so or be accused of having failed to do so. The publication of our privacy policies and other statements that provide promises and assurances about data privacy and security can subject us to potential government or legal action if they are found to be deceptive, unfair or misrepresentative of our actual practices. Moreover, from time to time, concerns may be expressed about whether our services or business practices compromise the privacy of patients and others. Any concerns about our data privacy and security practices, even if unfounded, could damage the reputation of our businesses, discourage potential patients from seeking our services and have a material adverse effect on our business.

We are subject to federal, state and local laws and regulations that govern our employment practices, including minimum wage, overtime, living wage and paid-time-off requirements. Failure to comply with these laws and regulations, or changes to these laws and regulations that increase our employment-related expenses, could adversely impact our operations.

We are required to comply with all applicable federal, state and locals laws and regulations relating to employment, including occupational safety and health requirements, minimum staffing, wage and hour, overtime and other compensation requirements, employee benefits and other leave and sick pay requirements, proper classification of workers as employee or independent contractors, and immigration and equal employment opportunity laws, among others. These laws and regulations can vary significantly among jurisdictions, can change, and can be highly technical and involve strict liability for noncompliance with a seemingly mundane technical detail. Costs and expenses related to these requirements are a significant operating expense and may increase as laws and regulations change. From time to time, we have been, and expect to continue to be, subject to regulatory proceedings and private litigation, including putative class and collective action lawsuits, concerning our application of various laws, rules and regulations governing employment practices, including wage and hour claims. Some of these actions involve large demands, as well as substantial defense costs. Any failure to comply with these employment-related legal requirements can result in significant penalties or litigation exposure and could have a material adverse effect on our business, financial position, results of operations, and cash flows.

The pricing transparency and similar consumer protection rules could adversely affect our business and results of operations.

Effective January 1, 2021, the hospital price transparency rule requires hospitals to publish on the internet in a consumer-friendly format their standard charges based on negotiated rates for all items and services and up to 300 common shoppable services. Shoppable services are those routinely provided in non-urgent situations and include those ancillary services that customarily accompany the primary service being provided. The charges for an individual item or service to be published include:

- gross charge (charge as reflected on a hospital's chargemaster, absent any discounts),

- payer-specific negotiated charge (charge negotiated with a third party payer for an item or service),

- de-identified minimum negotiated charge (lowest charge negotiated with all third-party payers),

- de-identified maximum negotiated charge (highest charge negotiated with all third-party payers), and

- discounted cash price (charge that applies to an individual who pays cash).

Effective July 1, 2024, CMS finalized a requirement for hospitals to display their standard charge information by conforming to a CMS template layout, data specifications, and data dictionary, and to improve accessibility of the data on their websites. Hospitals are required to encode standard charge information in the CMS templates. This transparency rule imposes significant initial and ongoing burdens on hospitals to track and publish various billing information. In the event a hospital fails to comply with the new requirements and does not complete the prescribed corrective action, CMS may impose a civil monetary penalty of between $300 and $5,500 per day. The maximum penalty for violations is more than $2 million per hospital.

The federal No Surprises Act imposes additional price transparency requirements, including requiring hospitals to send uninsured or self-pay patients a good faith estimate of the expected charges for treatments, including for attending physicians billing separately, prior to the scheduled stay or upon request. If an uninsured or self-pay patient receives a bill that is substantially greater than the expected charges in the estimate or the provider furnishes an item or service that was not included in the estimate, the patient may initiate a patient-provider dispute resolution process established by regulation. Additionally, HHS may impose penalties of up to $10,000 per violation of the No Surprises Act.

Many states have also passed or are debating legislation establishing price transparency websites, mandating that health plans or hospitals make price information available to consumers, or prohibiting practices associated with surprise billing. These requirements and restrictions vary from state to state. We cannot predict what the adverse effects, if any, of new federal or state pricing transparency and other consumer protection laws or regulations, such as the effect on relations with managed care payors and referral sources, may be for us. Our failure to maintain compliance with these rules could adversely affect our financial position, results of operations, and cash flows.

Other Operational Risks

The proper function, availability, and security of our information systems are critical to our business and failure to maintain proper function, availability, or security of our information systems or protect our data against unauthorized access could have a material adverse effect on our business, financial position, results of operations, and cash flows.

We are and will remain dependent on the proper function, availability and security of our and third-party information systems, including our electronic clinical information system, referred to as ACE-IT, which plays a substantial role in the operations of the hospitals, and on the cloud and other information technology service providers we directly and indirectly use. We undertake measures to protect the safety and security of our information systems and the data maintained within those systems, and we periodically test the adequacy of our security, business continuity, and disaster recovery measures. We have implemented administrative, technical and physical controls on our systems and devices in an attempt to prevent unauthorized access to that data, which includes patient information subject to the protections of HIPAA and the HITECH Act and other sensitive information. For additional discussion of these laws see Item 1, *Business*, "Regulation" and our cybersecurity program see Item 1C, *Cybersecurity*.

We expend significant capital to protect against cybersecurity threats, including denial of service attacks, email phishing schemes, hacking, advanced persistent threats, malware, and ransomware. Substantial additional expenditures may be required to respond to and remediate any problems caused by breaches, including the unauthorized access to or theft of patient data and protected health information stored in our information systems and the introduction of computer malware or

ransomware to our systems. We also provide our employees annual training and regular reminders on important measures they can take to prevent breaches and other cyber threats, including phishing schemes. We routinely identify attempts to gain unauthorized access to our systems. However, given the rapidly evolving nature and proliferation of cyber threats, there can be no assurance our training and network security measures or other controls will detect, prevent or remediate security or data breaches in a timely manner or otherwise prevent unauthorized access to, damage to, or interruption of our systems and operations. For example, it has been widely reported that many well-organized international interests, in certain cases with the backing of sovereign governments, are targeting the theft of patient information and the disruption of healthcare services through the use of advanced persistent threats and ransomware attacks. In recent years, a number of hospitals and hospital systems have reported being victims of ransomware attacks in which they lost access to their systems, including clinical systems, during the course of the attacks. Large, national healthcare systems have reported ransomware attacks that forced their facilities to operate without access to information systems for some time and, to some extent, inhibited their ability to admit patients. We are likely to face attempted attacks in the future. Accordingly, we may be vulnerable to losses associated with the improper functioning, breach or unavailability of our and our vendors' information systems, including systems used in acquired operations, and third-party systems we use.

Threat actors continue to attempt to exploit commonly used software and services to gain remote access to a large number of the information systems of the businesses using the software and services. For example, in December 2021, widespread exploitation of a vulnerable logging software installed within commonly used applications, services, and websites gave threat actors the ability to execute code remotely and potentially take control of affected systems. In May 2023, an international ransomware group began exploiting a vulnerability in a prevalent enterprise file transfer tool allowing the group to steal data from thousands of government, public, and business organizations worldwide.

Generally, we, working with our cybersecurity vendors, attempt to monitor various channels and sources to identify vulnerabilities and threats in both third-party vendor software and services as well as our own systems and to mitigate the risks promptly. We also routinely work with industry and governmental cybersecurity partners to identify and combat cyber threats, which are particularly acute in the healthcare industry. When we become aware of threats, we undertake forensic investigations of our systems using all the indicators of compromise identified by leading security experts. Our forensic analysis to date has discovered no indicators of compromise. There can be no assurance that we will identify or adequately mitigate all threats to our systems, particularly in light of the number of well-funded and organized threat actors working to attack healthcare providers and the possibility of zero-day vulnerabilities and exploits yet to be identified.

To date, we are not aware of having experienced a material compromise from a cyber breach or attack. However, given the increasing cybersecurity threats in the healthcare industry, there can be no assurance we will not experience business interruptions; data loss, ransom, misappropriation or corruption, theft, or misuse of proprietary data, patient or other personally identifiable information; or litigation, investigation, or regulatory action related to any of those, any of which could have a material adverse effect on our patient care, ability to admit patients, financial position, and results of operations and harm our business reputation. Moreover, a security breach, or threat thereof, could require that we expend significant resources to repair or improve our information systems and infrastructure and could distract management and other key personnel from performing their primary operational duties. In the case of a material breach or cyber attack, the associated expenses and losses may exceed our current insurance coverage for such events. Some adverse consequences are not insurable, such as reputational harm and third-party business interruption. Failure to maintain proper function, security, or availability of our information systems or protect our data against unauthorized access could have a material adverse effect on our business, financial position, results of operations, and cash flows. In addition, costs, unexpected problems, and interruptions associated with the implementation or transition to new systems or technology or with adequate support of those systems or technology across numerous hospitals could have a material adverse effect on our business, financial position, results of operations, and cash flows.

The failure of our business partners and vendors to maintain the proper function, availability, or security of their information systems or to protect against unauthorized access could have a material adverse effect on our business, financial position, results of operations, and cash flows.

Our business involves sharing of protected health information and other sensitive information among employees and with third-parties, including acute-care hospitals, which are typically referral sources, healthcare service and information vendors, and the federal government, our primary payor. In fact, federal laws and regulations require interoperability among healthcare entities in many circumstances. The use by our employees and healthcare partners of portable devices to facilitate patient care increases the risk of loss, theft or inadvertent disclosure of that information. A compromise of the network security measures or other controls of those businesses, vendors, or governmental agencies and their contractors with whom we interact, including our direct and indirect cloud service providers and CMS, which results in confidential information being accessed, obtained, damaged or used by unauthorized persons, or unavailability of systems necessary to the operation of our business, could impact patient care, claims billing and collection, harm our reputation, and expose us to significant remedial costs as well as regulatory actions (fines and penalties) and claims from patients, financial institutions, regulatory and law enforcement agencies, and other persons, any of which could have a material adverse effect on our business, financial position, results of operations and cash flows.

ACE-IT, our enterprise-level clinical information system, is subject to a licensing, implementation, technology hosting, and support agreement with Oracle Cerner Corporation. In addition, we have a number of partners and non-software vendors with whom we share data in order to provide patient care and otherwise operate our business. Our inability, or the inability of our partners or vendors, to continue to secure, maintain and upgrade information systems, software, and hardware could disrupt or reduce the efficiency of our operations, including affecting patient care. On February 21, 2024, Change Healthcare, a subsidiary of UnitedHealth Group that acts as an intermediary for processing of our payment claims for all payors, notified us of a cybersecurity incident affecting some of its systems. In response to the incident, both we and Change Healthcare severed those business service connections between our systems and Change Healthcare's. We promptly conducted forensics on our systems based on the shared information regarding this Change Healthcare incident and did not identify any compromise or unauthorized access of our systems or networks. However, the incident did affect our ability to submit any claims for payment for a period of time until we implemented alternative modes for submissions. We have not identified any compromise or unauthorized access of our systems or networks, and the temporary disruption to our submission of claims did not materially affect our business strategy, results of operation or financial condition. A security breach or other system failure involving Oracle Cerner, Change Healthcare, or another third-party with whom we share data or system connectivity could compromise our patient data or proprietary information or disrupt our ability to operate, including submitting claims for payment, any of which could have a material adverse effect on our business, financial position, results of operations and cash flows.

We face intense competition for patients from other healthcare providers.

We operate in the competitive, fragmented inpatient rehabilitation industry. Although we are the nation's largest owner and operator of inpatient rehabilitation hospitals in terms of patients treated, revenues, and number of hospitals, in any particular market we may encounter competition from local or national entities with longer operating histories or other competitive advantages. For example, acute-care hospitals, including those owned and operated by large public companies, may choose to expand or begin offering post-acute rehabilitation services. Given that approximately 91% of our hospitals' admissions come from acute-care hospitals, that increase in competition could materially and adversely affect our admission referrals in the related markets. There are also large acute-care systems that may have more resources available to compete than we have. Other providers of post-acute care services may attempt to become competitors in the future. For example, nursing homes frequently market themselves as offering certain rehabilitation services, even though nursing homes are not required to offer the same level of care, and are not licensed, as hospitals.

Competing companies may offer newer or different services from those we offer or have better relationships with referring physicians and may thereby attract patients who are presently, or would be candidates for, receiving our inpatient rehabilitation services. The other public companies and large health insurance companies expanding into post-acute care have or may obtain significantly greater marketing and financial resources or other advantages of scale than we have or may obtain. Other companies, including hospitals and other healthcare organizations that are not currently providing competing services, may expand their services to include inpatient rehabilitation services.

There can be no assurance this competition, or other competition which we may encounter in the future, will not adversely affect our business, financial position, results of operations, or cash flows. In addition, from time to time, there are efforts in states with certificate of need ("CON") laws to weaken those laws, which could potentially increase competition in those states. For example, in 2023, South Carolina enacted legislation to repeal CON regulations for several provider types, including IRFs. Conversely, competition and statutory procedural requirements in some CON states may inhibit our ability to

FORM 10-K

expand our operations in those states. For a breakdown of the CON status of the states and territories in which we have operations, see Item 2, *Properties*.

If we are unable to provide a consistently high quality of care, our business will be adversely impacted.

Providing quality patient care is fundamental to our business. We believe hospitals, physicians and other referral sources refer patients to us in large part because of our reputation for delivering quality care. Clinical quality is becoming increasingly important within our industry. Effective October 2012, Medicare began to impose a financial penalty upon acute-care hospitals that have excessive rates of patient readmissions within 30 days from hospital discharge. We believe this regulation provides a competitive advantage to post-acute providers who can differentiate themselves based upon quality, particularly by achieving low acute-care hospital readmission rates and by implementing disease management programs designed to be responsive to the needs of patients served by referring hospitals. If we should fail to attain our goals regarding acute-care hospital readmission rates and other quality metrics, we expect our ability to generate referrals would be adversely impacted, which could have a material adverse effect upon our business and consolidated financial condition, results of operations, and cash flows.

If we are unable to maintain or develop relationships with patient referral sources, our growth and profitability could be adversely affected.

Our success depends in large part on referrals from physicians, hospitals, case managers and other patient referral sources in the communities we serve. By law, referral sources cannot be contractually obligated to refer patients to any specific provider. However, there can be no assurance that individuals will not attempt to steer patients to competing post-acute providers or otherwise limit our access to potential referrals. The establishment of joint ventures or networks between referral sources, such as acute-care hospitals, and other post-acute providers may hinder patient referrals to us. The growing emphasis on integrated care delivery across the healthcare continuum increases that risk.

Our growth and profitability depend on our ability to establish and maintain close working relationships with patient referral sources and to increase awareness and acceptance of the benefits of inpatient rehabilitation care by our referral sources and their patients. We cannot provide assurance that we will be able to maintain our existing referral source relationships or that we will be able to develop and maintain new relationships in existing or new markets. Our loss of, or failure to maintain, existing relationships, including because of closures of referral sources in concentrated markets, or our failure to develop new relationships could adversely affect our ability to grow our business and operate profitably.

We may have difficulty completing joint ventures, investments and transactions that increase our capacity consistent with our growth strategy.

We may selectively pursue strategic acquisitions of, and we frequently pursue joint ventures with, other healthcare providers. We may face limitations on our ability to identify sufficient joint venture, acquisition or other development targets and to complete those transactions to meet goals.

In the inpatient rehabilitation industry, the costs of constructing new hospitals are increasing faster than reimbursement rates and the general inflation rate. In many states, the need to obtain governmental approvals, such as a CON or an approval of a change in ownership, may represent a significant obstacle to completing transactions. Additionally, in states with CON laws, it is not unusual for third-party providers to challenge the initial awards of CONs, the increase in the number of approved beds in an existing CON, or the expansion of the area served, and the adjudication of those challenges and related appeals may take many years.

Changes in federal laws or regulations may also materially adversely impact our ability to acquire hospitals or open *de novo* hospitals. In recent years, the Federal Trade Commission and DOJ have been aggressive in challenging mergers and acquisitions they believe present antitrust concerns and in asserting novel legal arguments for what constitutes unlawful anticompetitive activity. We cannot predict what the antitrust policy of the Trump administration will be, but continued aggressive federal enforcement of antitrust laws would likely increase the time, effort, and expense associated with acquisitions and may ultimately make it less likely to consummate acquisitions.

These factors and others may delay, or increase the cost to us associated with, any acquisition or *de novo* development or prevent us from completing one or more acquisitions or *de novo* developments.

36

Acute-care hospitals that participate in joint ventures with us may experience operational or financial challenges that, in turn, affect our joint venture inpatient rehabilitation hospitals.

We currently have 65 inpatient rehabilitation hospitals that are owned and operated as joint ventures with acute-care hospitals. In substantially all of these joint ventures, our co-owners are nonprofit hospitals or health systems. The healthcare provider operating environment has become increasingly challenging in recent years because of inflationary pressures, (particularly labor costs), reimbursement pressures, tight credit markets with increasing interest rates, and other operational challenges such as clinical staffing shortages and shifts of some types of care delivery away from the acute-care setting. The continuation of some or all of these conditions together with general weakening economic conditions and increasing federal and state limitations on strategic combinations could subject our joint venture partners to significant operational and financial pressures.

The financial and operational strength, access to credit, and general liquidity of a joint venture partner may affect the growth or performance for the associated inpatient rehabilitation hospital, and in a few instances in the past has done so. Our joint venture partners may be, and in the past some have been, unable or unwilling, at the time of our request, to make capital contributions to fund their proportional shares of operating or capital expenditures that we believe are in the best interest of the joint ventures. The delay or inability of a joint venture to undertake a funding expenditure could affect the growth or performance of that hospital. Should a joint venture partner close its acute-care hospital operating in the market with the joint venture inpatient rehabilitation hospital, we would likely suffer a significant referral disruption or decrease in that market, particularly in smaller markets where the acute-care hospital that is closing is the primary or only hospital.

We have a small number of inpatient rehabilitation hospitals that are located within our joint venture partner's acute-care hospital. In January 2024, we received notice that one of our joint venture partners intended to close its acute-care hospital in which the joint venture inpatient rehabilitation hospital was located. Consequently, we closed that joint venture hospital and incurred a one-time charge of $1.8 million, net of tax and noncontrolling interest, in the first quarter of 2024.

Any of these occurrences or similar occurrences affecting a number of our joint ventures could, in the aggregate, have a material adverse impact on our business and consolidated financial condition, results of operations, and cash flows.

We may make investments or complete transactions that could expose us to unforeseen risks and liabilities.

Investments, acquisitions, joint ventures or other development opportunities identified and completed may involve material cash expenditures, debt incurrence, operating losses, amortization of certain intangible assets of acquired companies, issuances of equity securities, liabilities, and expenses, some of which are unforeseen, that could materially and adversely affect our business, financial position, results of operations and liquidity. Acquisitions, investments, and joint ventures involve numerous risks, including:

- limitations, including state CONs as well as anti-trust, Medicare, and other regulatory approval requirements, on our ability to complete such acquisitions, particularly those involving not-for-profit providers, on terms, timetables, and valuations reasonable to us;

- limitations in obtaining financing for acquisitions at a cost reasonable to us;

- difficulties integrating acquired operations, personnel, and information systems, and in realizing projected revenues, efficiencies and cost savings, or returns on invested capital;

- entry into markets, businesses or services in which we may have little or no experience;

- diversion of business resources or management's attention from ongoing business operations; and

- exposure to undisclosed or unforeseen liabilities of acquired operations, including liabilities for failure to comply with healthcare laws and anti-trust considerations as well as risks and liabilities related to previously compromised information systems.

As part of our development activities, we intend to open new, or *de novo*, inpatient rehabilitation hospitals. The construction of new hospitals involves numerous risks, including the receipt of all zoning and other regulatory approvals, such as a CON where necessary, construction delays and cost over-runs and unforeseen environmental liability exposure. Once built, new hospitals must undergo the state and Medicare certification process, the duration of which may be beyond our control. We may be unable to operate newly constructed hospitals as profitably as expected, and those hospitals may involve significant additional cash expenditures and operating expenses that could, in the aggregate, have an adverse effect on our business, financial position, results of operations, and cash flows.

We may not be able to successfully integrate acquisitions or realize the anticipated benefits of any acquisitions.

We may undertake strategic acquisitions from time to time. Prior to consummation of any acquisition, the acquired business will have operated independently of us, with its own procedures, corporate culture, locations, employees and systems. We expect to integrate acquired businesses into our existing business utilizing certain common information systems, operating procedures, administrative functions, financial and internal controls and human resources practices to the extent practicable. There may be substantial difficulties, costs and delays involved in the integration of an acquired business with our business. Additionally, an acquisition could cause disruption to our business and operations and our relationships with customers, employees and other parties. In some cases, the acquired business has itself grown through acquisitions, and there may be legacy systems, operating policies and procedures, and financial and administrative practices yet to be fully integrated. To the extent we are attempting to integrate multiple businesses at the same time, we may not be able to do so as efficiently or effectively as we initially anticipate. The failure to successfully integrate on a timely basis any acquired business with our existing business could have an adverse effect on our business, financial position, results of operations, and cash flows.

We anticipate our acquisitions will result in benefits including, among other things, increased revenues. However, acquired businesses may not contribute to our revenues or earnings to the extent anticipated, and any synergies we expect may not be realized after the acquisitions have been completed. If the acquired businesses underperform and any underperformance is other than temporary, we may be required to take an impairment charge. Failure to achieve the anticipated benefits could result in the diversion of management's time and energy and could have an adverse effect on our business, financial position, results of operations, and cash flows.

Competition for staffing, shortages of qualified personnel, union activity or other factors may increase our staffing costs and reduce profitability.

Our operations are dependent on the efforts, abilities, and experience of our medical personnel, such as physical therapists, occupational therapists, speech pathologists, nurses, and other healthcare professionals. We compete with other healthcare providers in recruiting and retaining qualified personnel responsible for the daily operations of each of our locations. The lack of availability of clinical personnel is a significant ongoing operating issue facing healthcare providers and unexpected labor market disruptions, like the COVID-19 pandemic, can exacerbate the issue. The operating conditions associated with the pandemic significantly affected the availability and turnover of clinical staff and, in turn, increased staffing costs. Availability of clinical staff, elevated turnover and staffing costs continue to be a challenge for us and other healthcare providers. The availability of staff may be exacerbated if immigration is significantly limited in the future. Staffing shortages or retention concerns in one or more markets in which we operate have required and may again require us to enhance wages and benefits to recruit and retain qualified personnel or to contract for more expensive temporary personnel. We also depend on the available labor pool of semi-skilled and unskilled employees in each of the markets in which we operate. While we do not employ physicians, we do rely on the availability of physicians to treat patients in our hospitals. The lack of physicians qualified to treat rehabilitation patients in a market may limit our ability to admit patients or affect our billing for services provided.

If our staffing costs increase, we may not experience reimbursement rate or pricing increases to offset these additional costs. Because a significant percentage of our revenues consists of fixed, prospective payments, our ability to pass along increased staffing costs is limited. In particular, if staffing costs rise at an annual rate greater than our net annual market basket update from Medicare, as occurred in 2022 and 2023, or we experience a significant shift in our payor mix to lower rate payors such as Medicaid, our results of operations and cash flows will be adversely affected. Conversely, decreases in reimbursement revenues, such as with sequestration, may limit our ability to increase compensation or benefits to the extent necessary to retain key employees, in turn increasing our turnover and associated costs. Union activity is another factor that may contribute to increased staffing costs. We currently have a minimal number of union employees, so an increase in labor union activity could have a significant impact on our staffing costs. Our failure to recruit and retain qualified clinical personnel, or to control our staffing costs, could have a material adverse effect on our business, financial position, results of operations, and cash flows.

We are a defendant in various lawsuits, and may be subject to liability under qui tam cases, the outcome of which could have a material adverse effect on us.

We operate in a highly regulated industry in which healthcare providers are routinely subject to litigation. As a result, various lawsuits, claims, and legal and regulatory proceedings have been and can be expected to be instituted or asserted against us. We are a defendant in a number of lawsuits, most of which are general and professional liability matters inherent in treating patients with medical conditions. Our more significant lawsuits and investigations, if any, are discussed in Note 17, *Contingencies and Other Commitments*, to the accompanying consolidated financial statements.

Substantial damages, fines, or other remedies assessed against us or agreed to in settlements could have a material adverse effect on our business, financial position, results of operations, and cash flows, including indirectly as a result of the

covenant defaults under our credit agreement or debt instruments or other claims such as those in securities actions. Additionally, the costs of defending litigation and investigations, even if frivolous or nonmeritorious, could be significant.

The FCA allows private citizens, called "relators," to institute civil proceedings on behalf of the United States alleging violations of the FCA. These lawsuits, also known as "whistleblower" or "*qui tam*" actions, can involve significant monetary damages, fines, attorneys' fees and the award of bounties to the relators who successfully prosecute or bring these suits to the government. *Qui tam* cases are sealed at the time of filing, which means knowledge of the information contained in the complaint typically is limited to the relator, the federal government, and the presiding court. The defendant in a *qui tam* action may remain unaware of the existence of a sealed complaint for years. While the complaint is under seal, the government reviews the merits of the case and may conduct a broad investigation and seek discovery from the defendant and other parties before deciding whether to intervene in the case and take the lead on litigating the claims. The court lifts the seal when the government makes its decision on whether to intervene. If the government decides not to intervene, the relator may elect to continue to pursue the lawsuit individually on behalf of the government.

In 2019, we settled with DOJ to conclude an investigation that originated in 2013 based on the allegations made by relators. The seven-year investigation produced no evidence of falsity or fraudulent conduct. Eventually, the court overseeing the *qui tam* actions refused to give DOJ more time to decide whether to intervene and unsealed the cases. DOJ chose not to intervene and prosecute the matter. We settled the DOJ investigation, together with the related *qui tam* or "whistleblower" lawsuits, for a payment of $48 million, and we expressly denied any wrongdoing. Even when a matter is without merit, as we believe was the case with this investigation, we may still incur significant costs of defense or settlement costs or both.

It is possible that other *qui tam* lawsuits have been filed against us, which suits remain under seal, or that we are unaware of such filings or precluded by existing law or court order from discussing or disclosing the filing of such suits. We may be subject to liability under one or more undisclosed *qui tam* cases brought pursuant to the FCA.

The healthcare services we provide involve substantial risk of general and professional liability. Inpatient rehabilitative care involves three hours of daily intensive therapy for patients who are usually elderly and come to our hospitals with debilitating medical conditions. Our clinicians must frequently assist patients who have difficulty with mobility. We cannot predict the impact any claims arising out of the care being provided (regardless of their ultimate outcomes) could have on our business or reputation or on our ability to attract and retain patients and employees. We also cannot predict the adequacy of any reserves for such losses or recoveries from any insurance or re-insurance policies.

We self-insure a substantial portion of our professional, general, and workers' compensation liability risks, which may not include risks related to regulatory fines and penalties, through our captive insurance subsidiary, as discussed further in Note 10, *Self-Insured Risks*, to the accompanying consolidated financial statements. Changes in the number of these liability claims and the cost to resolve them impact the reserves for these risks. A variance between our estimated and actual number of claims or average cost per claim could have a material impact, either favorable or unfavorable, on the adequacy of the reserves for these liability risks, which could have an effect on our financial position and results of operations.

Additionally, we operate in states in which the litigation environment may pose a significant business risk to us. For instance, we have been involved in lawsuits, including putative class actions, brought under California's Private Attorneys General Act ("PAGA"). Under PAGA, individuals, including aggrieved employees, can bring individual or class-action claims alleging regulatory violations, including alleged violations of employment regulations. Additionally, judges and juries in California have demonstrated a willingness to grant large verdicts to plaintiffs in connection with employment and labor related cases. In 2017, the California Supreme Court held that plaintiffs bringing suit under PAGA are generally entitled to request and receive a significant amount of information from the employer early in the litigation, which creates pressure for employers to settle early to avoid substantial litigation burdens and which has resulted in a significant increase in PAGA claims in recent years.

We may be more vulnerable to the effects of a public health emergency than other businesses due to the nature of our patients, and a regional or global socio-political, weather or other catastrophic event could severely disrupt our business.

A public health emergency can significantly affect healthcare providers because of the direct impacts on patients, capacity to accept patients, employees, necessary supplies to treat patients, and regulatory requirements related to the emergency. The COVID-19 pandemic and actions taken by local, state and federal authorities in response to the pandemic significantly affected our operations, business and financial condition. Future outbreaks of contagious diseases and associated governmental actions could adversely affect our operations, business and financial condition, including potentially our liquidity, particularly if the provision of healthcare services and the supplies for those services are disrupted for a lengthy period of time. The impact on our operations and financial performance depends on numerous factors, including the rate of spread, duration

and geographic coverage of an outbreak; the rate and extent to which the disease mutates and the severity of the symptoms of the disease; the status of testing capabilities; the rates of vaccination and therapeutic remedies for the disease and any variant strains; the legal, regulatory and administrative developments related to the pandemic at federal, state, and local levels, such as vaccine mandates, anti-mandate laws and orders, shelter-in-place orders, facility closures and quarantines; and the infectious disease prevention and control efforts of the Company, governments and third parties.

The majority of our patients are elderly individuals with complex medical challenges, many of whom may be more vulnerable than the general public during a contagious disease outbreak or other public health catastrophe. Our employees are also at greater risk of contracting contagious diseases due to their increased exposure to vulnerable patients. For example, if another pandemic were to occur, we could suffer significant losses to our consumer population or a reduction in the availability of our employees and, at a high cost, be required to replace affected workers. Local, regional or national governments might limit or ban public interactions to halt or delay the spread of diseases causing business disruptions and the temporary suspension of our services. Accordingly, certain public health catastrophes could have a material adverse effect on our financial condition and results of operations.

Other unforeseen events, including acts of violence, war, terrorism and other international, regional or local instability or conflicts (including labor issues), embargoes, trade or tariff disputes, short-term and long-term weather-related events, natural disasters such as earthquakes, wildfires, and floods, whether occurring in the United States or abroad, could restrict or disrupt our operations and negatively affect our results of operations and cash flows. This risk is more acute in regions where we have a large number of hospitals, such as Texas and Florida, and in other coastal areas susceptible to tropical storms. For a list of the states in which we have hospital locations, see Item 2, *Properties*.

Regulatory and other efforts to promote a transition to a lower-carbon economy may result in significant operational and financial challenges for us.

Legislators and regulators at the international, national, regional and local levels have adopted and are expected to continue to adopt legal requirements ultimately designed to reduce greenhouse gas emissions and to promote a transition to a lower-carbon economy. For instance, a number of recently enacted laws and regulations impose on companies broad climate-related disclosure requirements, such as California's suite of statutes adopted in 2023 known as the "climate accountability package," to track and report matters associated with greenhouse gas emissions, alternative energy usage, energy conservation, and the transition to a lower-carbon economy. Additionally, a number of states and localities have passed building energy performance standards that impose reporting and energy use reduction obligations on commercial buildings, including our hospitals. These types of laws and regulations have proliferated in recent years and are likely to continue to do so in the future. These climate-related laws and regulations have increased our costs associated with compliance and are likely to continue to do so in the future. Additionally, the costs that other companies incur to comply with these types of laws and regulations are likely to be passed on to us, which would increase the cost of the goods and services that we purchase from vendors and suppliers. These legal requirements, as well as challenges associated with consumer, investor or lender pressure to change business models and practices, may also lead one or more of our vendors or suppliers to alter, disrupt or cease operations, which may adversely affect our operations. Furthermore, we, as well as our vendors and suppliers, may be required to adopt alternative energy sources or technology that may not yet be reliable or cost effective, which may result in disruptions to our operations. In addition to incremental costs and potential disruptions to our energy supply and broader supply chain, subsidies from the federal government to the renewable energy industry and other climate-related costs incurred by the federal government may increase the national deficit and debt, which would increase the reimbursement risks we face. See "Reimbursement Risks" above.

There are numerous organizations that provide information to investors on corporate governance and related matters, which have developed rating methodologies for evaluating companies on environmental matters, such as greenhouse gas emissions. Such ratings are used by some investors to inform their investment and voting decisions. Those organizations, however, may base their ratings on assumptions regarding our business that are not accurate or otherwise lack an understanding of the inpatient rehabilitation business, such as conflating our hospitals with typically much larger and energy intensive acute-care hospitals, and their ratings may result in decreased demand for our stock or advocacy campaigns that divert management attention from our core business or, if successful, impose additional costs and burdens on us.

The transition to lower greenhouse gas emissions technology; the effects of energy pricing and reliability and changes in public sentiment, regulations, governmental subsidies and deficits, taxes, public mandates or requirements; the increase in climate-related lawsuits and insurance premiums; and the implementation of more robust disaster recovery and business continuity plans are likely to increase the costs to maintain our operations and to divert management attention from our core business, either of which may have an adverse effect on our business, financial position and results of operations.

Financial Risks

We may incur additional indebtedness in the future, and that debt or the associated increased leverage may have negative consequences for our business. The restrictive covenants included in the terms of our indebtedness could affect our ability to execute aspects of our business plan successfully.

As of December 31, 2024, we have approximately $2.2 billion of long-term debt outstanding (including that portion of long-term debt classified as current and excluding $318.4 million in finance leases). See Note 9, *Long-term Debt*, to the accompanying consolidated financial statements. Subject to specified limitations, our credit agreement and the indentures governing our debt securities permit us and our subsidiaries to incur material additional debt. If new debt is added to our current debt levels, the risks described here could intensify.

Our indebtedness could have important consequences, including:

• limiting our ability to borrow additional amounts to fund working capital, capital expenditures, acquisitions, debt service requirements, execution of our business strategy and other general corporate purposes;

• making us more vulnerable to adverse changes in general economic, industry and competitive conditions, in government regulation and in our business by limiting our flexibility in planning for, and making it more difficult for us to react quickly to, changing conditions;

• placing us at a competitive disadvantage compared with competing providers that have less debt; and

• exposing us to risks inherent in interest rate fluctuations for outstanding amounts under our credit facility, which could result in higher interest expense in the event of increases in interest rates, as discussed in Item 7A, *Quantitative and Qualitative Disclosures about Market Risk.*

We are subject to contingent liabilities, prevailing economic conditions, and financial, business, and other factors beyond our control. Although we expect to make scheduled interest payments and principal reductions, we cannot provide assurance that changes in our business or other factors will not occur that may have the effect of preventing us from satisfying obligations under our credit agreement or debt instruments. If we are unable to generate sufficient cash flow from operations in the future to service our debt and meet our other needs or have an unanticipated cash payment obligation, we may have to refinance all or a portion of our debt, obtain additional financing or reduce expenditures or sell assets we deem necessary to our business. We cannot provide assurance these measures would be possible or any additional financing could be obtained.

In addition, the terms of our credit agreement and the indentures governing our senior notes do, and our future debt instruments may, impose restrictions on us and our subsidiaries, including restrictions on our ability to, among other things, engage in acquisition and combination transactions, pay dividends on or repurchase our capital stock, engage in transactions with affiliates, or incur or guarantee indebtedness. These covenants could also adversely affect our ability to finance our future operations or capital needs and pursue available business opportunities. For additional discussion of our material debt covenants, see the "Liquidity and Capital Resources" section of Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, and Note 9, *Long-term Debt*, to the accompanying consolidated financial statements.

In addition, our credit agreement requires us to maintain specified financial ratios and satisfy certain financial condition tests. See the "Liquidity and Capital Resources" section of Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, and Note 9, *Long-term Debt*, to the accompanying consolidated financial statements. Although we remained in compliance with the financial ratios and financial condition tests as of December 31, 2024, we cannot provide assurance we will continue to do so. Events beyond our control, including changes in general economic and business conditions, may affect our ability to meet those financial ratios and financial condition tests. A severe downturn in earnings, failure to realize anticipated earnings from acquisitions, or, if we have outstanding borrowings under our credit facility at the time, a rapid increase in interest rates could impair our ability to comply with those financial ratios and financial condition tests and we may need to obtain waivers from the required proportion of the lenders to avoid being in default. If we try to obtain a waiver or other relief from the required lenders, we may not be able to obtain it or such relief might have a material cost to us or be on terms less favorable than those in our existing debt. If a default occurs, the lenders could exercise their rights, including declaring all the funds borrowed (together with accrued and unpaid interest) to be immediately due and payable, terminating their commitments or instituting foreclosure proceedings against our assets, which, in turn, could cause the default and acceleration of the maturity of our other indebtedness. A breach of any other restrictive covenants contained in our credit agreement or the indentures governing our senior notes would also (after giving effect to applicable grace periods, if any) result in an event of default with the same outcome.

As of December 31, 2024, approximately 66% of our consolidated *Property and equipment, net* was held by our Company and its guarantor subsidiaries under its credit agreement. See Note 9, *Long-term Debt*, to the accompanying consolidated financial statements, the "Liquidity and Capital Resources" section of Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, and Item 2, *Properties*.

Uncertainty in the credit markets could adversely affect our financial condition or our growth opportunities.

High yield, investment grade, and sovereign credit markets may be affected by geopolitical turmoil, inflationary pressures, and changing central bank policies. These conditions could result in unsettled credit markets for extended periods of time. Future market shocks, such as international trade wars, the status of deliberations and legislation to increase the debt ceiling in the United States, could result in reductions in the availability of certain types of debt financing, including access to revolving lines of credit. Future business needs combined with market conditions at the time may cause us to seek alternative sources of potentially less attractive financing and may require us to adjust our business plan accordingly. Tight credit markets, such as might result from further turmoil in the sovereign debt markets, would likely make additional financing more expensive and difficult to obtain. Actions by the United States Federal Reserve system, such as increasing the discount rate, may also increase the interest expense associated with our current or future borrowings. The inability to obtain additional financing at a reasonable cost could have a material adverse effect on our financial condition or our growth opportunities.

As a result of credit market uncertainty, we also face potential exposure to counterparties who may be unable to adequately service our needs, including the ability of the lenders under our credit agreement to provide liquidity when needed. We monitor the financial strength of our depositories, creditors, and insurance carriers using publicly available information, as well as qualitative inputs.

Item 1B.　　　　**Unresolved Staff Comments**

None.

Item 1C.   Cybersecurity

Process for Assessing, Identifying and Managing Material Cybersecurity Risks

The proper function, availability, and security of our and third-party information systems are critical to our business. We have attempted to structure our cybersecurity program and its incident response policies and procedures, including an incident response plan (the "IRP"), around the National Institute of Standards and Technology ("NIST") Cybersecurity Framework, which provides best practices to identify, protect from, respond to, and recover from cyber attacks. The cybersecurity program, led by our chief security officer ("CSO"), consists of dedicated internal IT security employees, including the staff of a security operations center, and long-term third-party security service providers. Our IT security staff, led by our CSO, is responsible for our overall information security strategy, policy, security engineering, operations, and cyber threat detection and response. In furtherance of our cybersecurity program, members of our internal security staff participate in industry and governmental cybersecurity cooperative groups, including the Health Information Sharing and Analysis Center ("H-ISAC") and the FBI's InfraGard.

Our CSO, who assumed his current role in 2022, has over 11 years of cybersecurity experience with us and over 28 total years of cybersecurity and IT experience across various industries, including telecom, engineering, and finance. He also holds several cybersecurity certifications: GIAC Certified Incident Handler, GIAC Certified Penetration Tester, and Certified Healthcare Information Security Leader. Our CSO reports directly to our chief information officer ("CIO"). Our CIO, who assumed his current role in 2011, has 35 total years of cybersecurity and IT experience. Prior to assuming the role of CIO, he served in senior IT and security roles for us beginning in 2001. As a highly decorated United States Air Force officer, he served as a CIO, regional CIO, and chief technology officer responsible for the USAF health system's IT worldwide operations. He also served as a senior staff advisor to various levels of the United States Department of Defense's military health system on strategic matters related to IT policy, procedures, procurement, solutions, and is a subject matter expert on cybersecurity. He has numerous professional certifications and affiliations, including a CERT Certificate in Cybersecurity Oversight from National Association of Corporate Directors' Cyber-Risk Oversight Program; Certified Information Systems Security Professional; lifetime member, fellow, and previous board member of the College of Health Information Management Executives.

We maintain an inter-departmental privacy and security committee that oversees our programs and initiatives that seek to protect and secure patient information as well as our data and information systems. This committee is responsible for, among other things, administering our incident response policies and procedures and various training and awareness programs that promote good system security practices by employees. This committee consists of our CSO, CIO, deputy CIO, chief privacy officer, and director of information security and compliance as well as in house attorneys responsible for cybersecurity and securities matters. It currently meets monthly and as warranted by privacy and security events.

The IRP sets forth the strategy to prepare for cybersecurity threats and incidents and the processes and procedures to detect, analyze, contain, and recover after any actual or suspected cybersecurity incidents. The IRP also sets forth the internal reporting process for cybersecurity incidents. In the event of the detection of an actual or suspected cybersecurity incident, the IRP provides that our IT security staff score the incident based on established criteria and manage the incident pursuant to the standard operating procedures. Depending on the assessed criticality of the incident and the systems affected, the staff will report an incident to a security triage team, consisting of the security operations incident response lead and several members of the privacy and security committee. Working with our third-party security vendors as needed, the triage team investigates the incident, manages the response, and reports threats and incidents deemed significant to securities counsel. Securities counsel then works with the executive team to assess materiality for the Company. A member of the executive team would inform our board of directors as warranted.

In general terms, under our cybersecurity program, we undertake measures to protect the safety and security of our information systems and the data maintained within those systems. We have implemented administrative, technical and physical controls on our systems and devices in an attempt to prevent unauthorized access and to promote business resilience in the event of that access. Core elements of our program include the real-time monitoring of both our network and external cybersecurity activity by our internal security operations center and our third-party service providers and the procedures for backing up and recovering our systems. We periodically test the adequacy of our security, business continuity, and disaster recovery measures, including an annual tabletop exercise involving representatives from all key functional departments with the Company, our outside cybersecurity legal counsel, and our primary forensic services firm. Given the extensive practical experience of implementing our IRP and business continuity plan during the Change Healthcare incident, discussed further below, we did not conduct a separate mock tabletop exercise in 2024. Our legal and technical advisors direct the exercise and provide feedback on our performance, which is shared with management and our board of directors. We provide our employees annual training and regular reminders on measures they can take to prevent breaches and other cyber threats, including phishing schemes. We participate in the vulnerability scanning service offered by the Cybersecurity and Infrastructure Security Agency

on our internet facing systems and engage external security consultants to perform an annual penetration test of our network. Our systems that process electronic protected health information are risk assessed on a quarterly basis against NIST security controls. Additionally, we maintain insurance coverage for cybersecurity incidents.

Third-party Engagement in Connection with our Cybersecurity Program

We maintain ongoing engagements with our cybersecurity legal counsel and forensic services firms, each of which has visibility into current events through its client base. We engage throughout the year with not only our security vendors but also H-ISAC, the FBI's InfraGard, and other communities dedicated to sharing information regarding developing cybersecurity threats.

Third-party IT Vendor Risk Management

Our IT security staff also maintains a third-party IT vendor risk management process. The staff identifies the third parties with whom we contract or otherwise have a relationship involving our network or digital assets that represent an elevated risk based on a detailed rating process. The IT vendor risk management process involves input from various departments, including the affected internal business constituencies, legal, and compliance.

Using a platform endorsed by the H-ISAC, the IT security staff performs risk assessments of third parties that appear to represent the greatest risk to our systems and data. Annually, the privacy and security committee reviews and approves our listing of tier one vendors subject to the assessment. The IT security staff then works with the internal points of contact responsible for the applications, software or systems and the vendors to gather the information necessary to assess the associated risks using common cybersecurity standards and frameworks. Any significant risks identified are shared with the vendors and the compensating controls for those risks are documented in collaboration with the vendors. The internal points of contact and other constituencies then review the results of the assessment process in order to assess the associated value of the product or service against the risk.

Integration into the Overall Risk Management System

Assessing, identifying, and managing cybersecurity related risks are integrated into our overall enterprise risk management (the "ERM") process. Cybersecurity risks are included in the risk universe that the ERM function evaluates to assess the most significant risks to the Company as a whole. To the extent the ERM process identifies a heightened cybersecurity related risk, risk owners are assigned to develop risk mitigation plans, which are then tracked to completion. Management presents quarterly the ERM risk assessment, including key risk indicators, to our board of directors.

Board Oversight of the Cybersecurity Program and Patient Privacy Matters

Our board of directors has actively sought out experience and expertise among its members to further its oversight of cybersecurity risk. We believe that Messrs. Carmichael and Reidy and Ms. Herman have extensive knowledge and experience to support cybersecurity oversight. Mr. Carmichael previously served as chief information officer at multiple companies, and Mr. Reidy directly supervised and oversaw the information security programs at two companies. Ms. Herman has completed the National Association of Corporate Directors' Cyber-Risk Oversight Program, which is designed to enhance cybersecurity literacy and strengthen cyber-risk oversight practices, and holds a CERT Certificate in Cybersecurity Oversight.

The Compliance and Quality of Care Committee of our board of directors has primary responsibility for oversight of our cybersecurity risk management program. Our CIO provides quarterly reports on our cybersecurity program to that committee and at least annually to our full board. The reports to the committee and the full board include details and metrics on, among other things, our routine vulnerability assessments, internal and external threat intelligence, quarterly NIST framework assessments, quarterly Company-wide phishing exercises and training, device encryption, routine resilience efforts including quarterly disaster recovery exercises, third-party vendor risk management, annual tabletop incident response exercise, annual business continuity exercise, cyber penetration tests, and 23 NIST cyber hygiene controls. Similarly, our chief compliance officer provides quarterly reports to the Compliance and Quality of Care Committee on patient privacy compliance efforts and related matters. The Compliance and Quality of Care Committee and the full board review, and the committee approves, the annual cybersecurity plan that sets out the primary initiatives and internal audits of the IT security function for the upcoming year. Historically, one or more board members have observed and participated in our tabletop incident response exercises.

Effects of Cybersecurity Risks on the Company

To date, we are not aware of having experienced a material compromise of our systems or networks from a cybersecurity incident. However, we routinely identify attempts to gain unauthorized access to our systems. Additionally, some of our vendors and business partners have experienced compromises of their information systems, including systems that we

use. On February 21, 2024, Change Healthcare, a subsidiary of UnitedHealth Group that acted as an intermediary for processing of our payment claims for all payors, notified us of a cybersecurity incident affecting some of its systems. In response to the incident, both we and Change Healthcare severed those business service connections between our systems and Change Healthcare's. We promptly conducted forensics on our systems based on the shared information regarding this Change Healthcare incident and did not identify any compromise or unauthorized access of our systems or networks. However, the incident did affect our ability to submit any claims for payment for a period of time until we implemented alternative modes for submissions. We have not identified any compromise or unauthorized access of our systems or networks, and the temporary disruption to our submission of claims did not materially affect our business strategy, results of operation or financial condition.

Given the increasing cybersecurity threats in the healthcare industry, there can be no assurance we will not experience business interruptions; data loss, ransom, misappropriation or corruption, theft, or misuse of proprietary data, patient or other personally identifiable information; or litigation, investigation, or regulatory action related to any of those, any of which could have a material adverse effect on our patient care, ability to admit patients and to bill and collect for services provided on a timely basis, financial position, and results of operations and could harm our business reputation.

We expend significant capital to protect against cybersecurity threats, including denial of service attacks, email phishing schemes, hacking, advanced persistent threats, malware, and ransomware. Substantial additional expenditures may be required to respond to and remediate any problems caused by cybersecurity incidents, including the unauthorized access to or theft of patient data and protected health information stored in our information systems, the inoperability of our electronic clinical and business systems, and the infiltration or disruption of the information systems of our business vendors and partners. In the case of a material cybersecurity incident, the associated expenses and losses and lost revenue may exceed our current insurance coverage for such events. Some adverse consequences may not be insurable, such as reputational harm and third-party business interruption. For further discussion of the risks associated with cyber threats, see Item 1A, *Risk Factors*, "Other Operational Risks."

Item 2.   **Properties**

We currently maintain our principal executive office at 9001 Liberty Parkway, Birmingham, Alabama, the lease for which expires in 2033 and has multiple renewal options for additional five-year terms. In addition to our principal executive office, we lease or own hospital locations as noted in the table below. All of our hospital leases, which represent the substantial majority of our rent expense, have at least five years remaining on their terms after taking into consideration renewal options, except for a lease that terminates in late 2029. Our consolidated entities associated with our leased hospitals are generally responsible for property taxes, property and casualty insurance, and routine maintenance expenses. We do not believe any one of our individual properties is material to our consolidated operations.

FORM 10-K

The following table sets forth information regarding our hospital locations as of December 31, 2024:

State	Licensed Beds	Number of Hospitals			
		Building and Land Owned	Building Owned and Land Leased	Building and Land Leased	Total
Alabama*	457	3	3	1	7
Arizona	406	1	2	3	6
Arkansas	381	3	1	1	5
California	251	4	—	—	4
Colorado	124	1	—	1	2
Delaware*	50	—	1	—	1
Florida	1,438	20	1	—	21
Georgia*	370	5 [(1)]	1	1	7
Idaho	40	—	1	—	1
Illinois*	205	2	2	—	4
Indiana	98	1	—	—	1
Iowa*	40	1	—	—	1
Kansas	177	1	—	1	2
Kentucky*	383	3	1	—	4
Louisiana	87	2	—	—	2
Maine*	100	—	—	1	1
Maryland*	144	2	—	—	2
Massachusetts*	529	2	—	2	4
Mississippi*	55	—	—	1	1
Missouri*	236	—	2	—	2
Nevada	219	2	—	1	3
New Hampshire	50	—	1	—	1
New Jersey*	199	1	1	1	3
New Mexico	87	1	—	—	1
North Carolina*	68	1	—	—	1
North Dakota	40	—	—	1	1
Ohio	260	2	1	1	4
Oklahoma	100	1	1	—	2
Pennsylvania	673	5	—	4	9
Puerto Rico*	75	—	—	2	2
Rhode Island*	50	1	—	—	1
South Carolina	505	4	4	1	9
South Dakota	40	1	—	—	1
Tennessee*	566	7	3	—	10
Texas	1,882	15	3	10	28
Utah	84	1	—	—	1
Virginia*	297	2	1	3	6
West Virginia*	272	2	2	—	4
Wisconsin	56	1	—	—	1
	11,094	98	32	36	166

* Hospital certificate of need state or U.S. territory.

FORM 10-K

(1) The inpatient rehabilitation hospital in Augusta, Georgia is party to an industrial development bond financing that reduces the *ad valorem* taxes payable by the hospital. In connection with this bond structure, title to the related property is held by the local development authority. We lease the related hospital property and hold the bonds issued by that authority, the payment on which equals the amount payable under the lease. We may terminate the bond financing and the associated lease at any time at our option without penalty, and fee title to the hospital property will return to us.

Our principal executive office, hospitals, and other properties are suitable for their respective uses and are, in all material respects, adequate for our present needs. Information regarding the utilization of our licensed beds and other operating statistics can be found in Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

Item 3.   Legal Proceedings

We provide services in the highly regulated healthcare industry. Furthermore, operating inpatient rehabilitation hospitals requires significant staffing and involves intensive therapy for individuals suffering from significant physical or cognitive disabilities or injuries. In the ordinary course of our business, we are subject to regulatory and other governmental audits and investigations and are party to various legal actions, proceedings, and claims, including wage and hour, employment and personal injury claims, some of which seek to be certified as class or collective actions. These matters could potentially subject us to sanctions, damages, recoupments, fines, and other penalties. Some of these matters have been material to us in the past, and others in the future may, either individually or in the aggregate, be material and adverse to our business, financial position, results of operations, and liquidity.

Additionally, the False Claims Act (the "FCA") allows private citizens, called "relators," to institute civil proceedings on behalf of the United States alleging violations of the FCA. These lawsuits, also known as "*qui tam*" actions, are common in the healthcare industry and can involve significant monetary damages, fines, attorneys' fees and the award of bounties to the relators who successfully prosecute or bring these suits to the government. It is possible that *qui tam* lawsuits have been filed against us, which suits remain under seal, or that we are unaware of such filings or precluded by existing law or court order from discussing or disclosing the filing of such suits. Therefore, from time to time, we may be party to one or more undisclosed *qui tam* cases brought pursuant to the FCA.

Information relating to certain legal proceedings in which we are involved is included in Note 17, *Contingencies and Other Commitments*, to the accompanying consolidated financial statements.

Item 4.   Mine Safety Disclosures

Not applicable.

PART II

Item 5.   **Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities**

Market Information

Shares of our common stock trade on the New York Stock Exchange under the ticker symbol "EHC."

Holders

As of February 13, 2025, there were 100,709,106 shares of Encompass Health common stock issued and outstanding, net of treasury shares, held by approximately 6,266 holders of record (participant positions at The Depository Trust Corporation plus record holders).

Dividends

On October 17, 2024, our board of directors declared a cash dividend of $0.17 per share, payable on January 15, 2025 to stockholders of record on January 2, 2025. We expect quarterly dividends to continue to be paid in January, April, July, and October. However, the actual declaration of any future cash dividends, and the setting of record and payment dates as well as the per share amounts, will be at the discretion of our board each quarter after consideration of various factors, including our capital position and alternative uses of funds.

Recent Sales of Unregistered Securities

None.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth, as of December 31, 2024, information concerning compensation plans under which our securities are authorized for issuance. The table does not reflect grants, awards, exercises, terminations, or expirations since that date. Pursuant to the terms of the equity plans, all share amounts and exercise prices have been adjusted to reflect the spin off of our home health and hospice business on July 1, 2022 and stock splits that occurred after the date on which any particular underlying plan was adopted, to the extent applicable.

	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options[1]	Number of securities available for future issuance
Plans approved by stockholders	3,282,172 [2]	$ 53.05	5,537,035 [3]
Plans not approved by stockholders	77,090 [4]		—
Total	3,359,262	$ 53.05	5,537,035

[1] This calculation does not take into account awards of restricted stock, restricted stock units, or performance share units.

[2] This amount assumes maximum performance by performance-based awards for which the performance has not yet been determined.

[3] This amount represents the number of shares available for future equity grants under the 2016 Omnibus Performance Incentive Plan approved by our stockholders in May 2016.

[4] This amount represents restricted stock units issued under the 2004 Amended and Restated Director Incentive Plan, the material terms of which are described below.

2004 Amended and Restated Director Incentive Plan

The 2004 Amended and Restated Director Incentive Plan (the "2004 Plan") provided for the grant of common stock, awards of restricted common stock, and the right to receive awards of common stock, which we refer to as "restricted stock units," to our non-employee directors. The 2004 Plan expired in March 2008 and was replaced by the 2008 Equity Incentive Plan. Some awards remain outstanding. Awards granted under the 2004 Plan at the time of its termination will continue in effect in accordance with their terms. Awards of restricted stock units were fully vested when awarded and will be settled in

shares of common stock on the earlier of the six-month anniversary of the date on which the director ceases to serve on the board of directors or certain change in control events. The restricted stock units generally cannot be transferred. Awards are generally protected against dilution in the event of dividends as well as a spin-off stock distribution, stock split, recapitalization, or other major corporate restructuring.

Purchases of Equity Securities

The following table summarizes our repurchases of equity securities during the three months ended December 31, 2024:

Period	Total Number of Shares (or Units) Purchased[1]	Average Price Paid per Share (or Unit) ($)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares That May Yet Be Purchased Under the Plans or Programs[2]
October 1 through October 31, 2024	645	$ 97.57	—	$ 497,696,249
November 1 through November 30, 2024	309	102.69	—	497,696,249
December 1 through December 31, 2024	91,090	93.73	91,090	$ 489,158,029
Total	92,044	$ 93.79	91,090	

[1] Except as noted in the following sentence, the number of shares reported in this column includes the shares purchased under the plan or program as reported in the third column of this table and shares tendered by an employee as payment of the tax liabilities incident to the vesting of previously awarded shares of restricted stock. In October 2024, 645 shares were purchased pursuant to our Directors' Deferred Stock Investment Plan. This plan is a nonqualified deferral plan allowing non-employee directors to make advance elections to defer a fixed percentage of their director fees. The plan administrator acquires the shares in the open market which are then held in a rabbi trust. The plan also provides that dividends paid on the shares held for the accounts of the directors will be reinvested in shares of our common stock which will also be held in the trust. The directors' rights to all shares in the trust are nonforfeitable, but the shares are only released to the directors after departure from our board.

[2] On October 28, 2013, we announced our board of directors authorized the repurchase of up to $200 million of our common stock, which has been amended from time to time. Most recently, on July 24, 2024, our board approved resetting the aggregate common stock repurchase authorization to $500 million. The repurchase authorization does not require the repurchase of a specific number of shares, has an indefinite term, and is subject to termination at any time by our board of directors. Subject to certain terms and conditions, including a maximum price per share and compliance with federal and state securities and other laws, the repurchases may be made from time to time in open market transactions, privately negotiated transactions, or other transactions, including trades under a plan established in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended.

Company Stock Performance

Set forth below is a line graph comparing the total returns of our common stock, the Standard & Poor's 500 Index ("S&P 500"), and the S&P Health Care Services Select Industry Index ("SPSIHP"), an equal-weighted index of at least 35 companies in healthcare services that are also part of the S&P Total Market Index and subject to float-adjusted market capitalization and liquidity requirements. Our compensation committee has in prior years used the SPSIHP as a benchmark for a portion of the awards under our long-term incentive program. The graph assumes $100 invested on December 31, 2019 in our common stock and each of the indices. The returns below assume reinvestment of dividends paid on the related common stock.

The information contained in the performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC nor shall such information be deemed incorporated by reference into any future filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent we specifically incorporate it by reference into such filing.

FORM 10-K

The comparisons in the graph below are based upon historical data and are not indicative of, nor intended to forecast, future performance of our common stock. S&P Global Inc. provided the data for the indices presented below. We assume no responsibility for the accuracy of the indices' data, but we are not aware of any reason to doubt its accuracy.

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN

Among Encompass Health Corporation, the S&P 500 Index, and the S&P Health Care Services Select Industry Index



		For the Year Ended December 31,				
	Base Period	Cumulative Total Return				
Company/Index Name	**2019**	**2020**	**2021**	**2022**	**2023**	**2024**
Encompass Health Corporation	100.00	121.42	97.26	113.86	128.23	178.46
S&P 500	100.00	118.40	152.39	124.79	157.59	197.02
SPSIHP	100.00	133.81	147.19	118.22	124.34	126.92

Item 6.   **[Reserved]**

50

Item 7.   **Management's Discussion and Analysis of Financial Condition and Results of Operations**

        The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read in conjunction with the accompanying consolidated financial statements and related notes. This MD&A is designed to provide the reader with information that will assist in understanding our consolidated financial statements, the changes in certain key items in those financial statements from year to year, and the primary factors that accounted for those changes, as well as how certain accounting principles affect our consolidated financial statements. See "Cautionary Statement Regarding Forward-Looking Statements and Summary of Risk Factors" on page ii of this report, which is incorporated herein by reference, for a description of important factors that could cause actual results to differ from expected results. See also Item 1A, *Risk Factors*.

        In addition, management's discussion and analysis of our results of operations and cash flows for the year ended December 31, 2023 compared to the year ended December 31, 2022 may be found in Part II, Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations* of our Annual Report on Form 10-K for the year ended December 31, 2023, filed with the Securities and Exchange Commission on February 28, 2024.

Executive Overview

Our Business

        We are the nation's largest owner and operator of inpatient rehabilitation hospitals in terms of patients treated, revenues, and number of hospitals. We provide specialized rehabilitative treatment on an inpatient basis. We operate hospitals in 38 states and Puerto Rico, with concentrations in Florida and Texas. As of December 31, 2024, we operated 166 inpatient rehabilitation hospitals. For additional information about our business, see Item 1, *Business* and Item 1A, *Risk Factors*, of this report.

2024 Overview

        During 2024, *Net operating revenues* increased 11.9% over 2023 due primarily to volume growth and increased pricing. See the "Results of Operations" section of this Item for additional information.

        We continued our development and expansion efforts in 2024. We:

- began operating our new 50-bed inpatient rehabilitation hospital in Kissimmee, Florida in May 2024;

- began operating our new 40-bed inpatient rehabilitation hospital in Atlanta, Georgia with our joint venture partner Piedmont in May 2024;

- began operating our new 40-bed inpatient rehabilitation hospital in Louisville, Kentucky with our joint venture partner Baptist Health in June 2024;

- began operating our new 50-bed inpatient rehabilitation hospital in Johnston, Rhode Island in July 2024;

- began operating our new 39-bed inpatient rehabilitation hospital in Fort Mill, South Carolina in September 2024;

- began operating our new 61-bed inpatient rehabilitation hospital in Houston, Texas in November 2024;

- expanded our capacity by adding 147 new beds to existing hospitals (inclusive of our new 40-bed satellite inpatient rehabilitation hospital in Ballwin, Missouri which began operating in May 2024); and

- announced or continued the development of the following hospitals:

	Expected open date	Number of New Beds		
		2025	**2026**	**2027**
De novo projects[1]				
Athens, Georgia[2]	1Q25	40	—	—
Fort Myers, Florida[2]	2Q25	60	—	—
Daytona Beach, Florida	2Q25	50	—	—
Danbury, Connecticut	3Q25	40	—	—
Lake Worth, Florida	4Q25	50	—	—
St. Petersburg, Florida	4Q25	50	—	—
Amarillo, Texas	4Q25	50	—	—
Irmo, South Carolina		—	50	—
Concordville, Pennsylvania		—	50	—
Loganville, Georgia[2]		—	40	—
Norristown, Pennsylvania		—	50	—
Avondale, Arizona		—	60	—
San Antonio, Texas		—	50	—
Wesley Chapel, Florida		—	—	50
Palm Beach Gardens, Florida		—	—	50
Bangor, Maine		—	—	50
Remote and satellite hospitals (included in bed additions)[1]				
Wildwood, Florida (in The Villages, Florida)	3Q25	50	—	—
Other bed additions		~100	~100	~100

[1] Opening dates are tentative

[2] Expected joint venture

We also continued our shareholder distributions in 2024 through common stock repurchases and paying a quarterly cash dividend on our common stock. For additional information on our common stock repurchases and quarterly dividend payments, see the "Liquidity and Capital Resources" section of this Item.

Business Outlook

We remain optimistic regarding the intermediate and long-term prospects of our business. Demographic trends, such as population aging, should continue to increase long-term demand for the services we provide. While we treat patients of all ages, most of our patients are 65 and older, and the number of Medicare enrollees is expected to grow approximately 3% per year for the foreseeable future, reaching approximately 73 million people over the age of 65 by 2030. More specifically, the average age of our Medicare patients is approximately 78, and the population group ranging in ages from 75 to 79 is expected to grow at approximately 5% per year through 2026. We believe the demand for the services we provide will continue to increase as the U.S. population ages. We believe these factors align with our strengths in, and focus on, inpatient rehabilitation services.

We are committed to delivering high-quality, cost-effective patient care. As the nation's largest owner and operator of inpatient rehabilitation hospitals in terms of patients treated, revenues, and number of hospitals, we believe we differentiate ourselves from our competitors based on, among other things, the quality of our clinical outcomes, our cost-effectiveness, our financial strength, and our extensive application of technology. We also believe our competitive strengths discussed in Item 1, *Business*, "Competitive Strengths," give us the ability to adapt and succeed in a healthcare industry facing regulatory uncertainty around attempts to improve outcomes and reduce costs.

The healthcare industry faces the prospect of ongoing efforts to transform the healthcare system to coordinated care delivery and payment models. The nature, timing and extent of that transformation remains uncertain, as the development and implementation of new care delivery and payment systems will require significant time and resources. Our goal is to position the Company in a prudent manner to be responsive to industry shifts. We have invested in our core business and created an infrastructure that enables us to provide high-quality care on a cost-effective basis. We have been disciplined in creating a

capital structure that is flexible with no significant debt maturities until 2028. We continue to have a strong, well-capitalized balance sheet, including a substantial portfolio of owned real estate, and ample availability under our revolving credit facility, which along with the cash flows generated from operations should, we believe, provide sufficient support for our ability to adapt to changes in reimbursement, sustain our business model, and grow through *de novo* hospitals and bed additions. See also Item 1, *Business*, "Strategy and Strategic Priorities" and "Competitive Strengths."

Key Challenges

Healthcare is a highly regulated industry facing many well-publicized regulatory and reimbursement challenges. Medicare reimbursement for inpatient rehabilitation facilities ("IRFs") has recently undergone significant changes. The future of many aspects of healthcare regulation generally and Medicare reimbursement specifically remains uncertain. Successful healthcare providers are those able to adapt to changes in the regulatory and operating environments, build strategic relationships across the healthcare continuum, and consistently provide high-quality, cost-effective care. We believe we have the necessary capabilities—change agility, strategic relationships, quality of patient outcomes, cost effectiveness, and ability to capitalize on growth opportunities—to adapt to and succeed in a dynamic, highly regulated industry, and we have a proven track record of doing so.

As we continue to execute our business plan, the following are some of the key challenges we face.

- Operating in a Highly Regulated Industry. We are required to comply with extensive and complex laws and regulations at the federal, state, and local government levels. More specifically, because Medicare comprises a significant portion of our *Net operating revenues*, failure to comply with the laws and regulations governing the Medicare program and related matters, including anti-kickback and anti-fraud requirements, could materially and adversely affect us. These rules and regulations have affected, or could in the future affect, our business activities by having an impact on the reimbursement we receive for services provided or the costs of compliance, mandating new documentation standards, requiring additional licensure or certification, regulating our relationships with physicians and other referral sources, regulating the use of our properties, and limiting our ability to enter new markets or add new capacity to existing hospitals. See Item 1, *Business*, "Regulation" and Item 1A, *Risk Factors*, "Reimbursement Risks" and "Other Regulatory Risks" for detailed discussions of the most important regulations we face and our programs intended to ensure we comply with those regulations.

  Reimbursement claims made by healthcare providers, including inpatient rehabilitation hospitals, are subject to audit from time to time by governmental payors, such as the Centers for Medicare & Medicaid Services ("CMS") and state Medicaid programs, their agents, such as the Medicare Administrative Contractors ("MACs") that act as fiscal intermediaries for all Medicare billings, other auditors contracted by CMS, and private insurance carriers, as well as the United States Department of Health and Human Services Office of Inspector General. These audits as well as the ordinary course claim reviews of our billings result in payment denials, including recoupment of previously paid claims. Healthcare providers can challenge denials through an administrative appeals process that can be extremely lengthy, taking up to several years. For additional details of our claim reviews, see Item 1, *Business*, "Sources of Revenues," Item 1A, *Risk Factors,* "Reimbursement Risks," and Note 1, *Summary of Significant Accounting Policies*, "Net Operating Revenues" and "Accounts Receivable," to the accompanying consolidated financial statements.

- Changes in Medicare Reimbursement and Regulatory Requirements for Operating IRFs. Substantially all of our business consists of inpatient rehabilitation services. From a payor perspective, our reimbursement and regulatory risk is concentrated in the Medicare inpatient rehabilitation rules and regulations. We derive approximately 65% of our *Net operating revenues* from fee-for-service Medicare.

  As part of its annual rulemaking process for various healthcare provider categories, CMS adopts IRF reimbursement rate changes effective from October through the following September. On July 31, 2024, CMS released its notice of final rulemaking for fiscal year 2025 for IRFs (the "2025 IRF Rule") under the inpatient rehabilitation facility prospective payment system (the "IRF-PPS"). Based on our analysis that utilizes the acuity of our patients annualized over a twelve-month period ended June 30, 2024, our experience with outlier payments over this same time frame, and other factors, we believe the 2025 IRF Rule will result in a net increase to our Medicare payment rates of approximately 3.3% effective October 1, 2024.

  Congress also regularly adopts legislation that directly affects Medicare reimbursement. These reimbursement changes can result in limitations on the increases in and, in some cases, significant roll-backs or reductions in the levels of payments for IRF services. For example, the Patient Protection and Affordable Care Act (the "ACA") enacted in 2010 provided for specific reductions to healthcare providers' annual reimbursement rate updates and

other payment policy changes. The Budget Control Act of 2011 provides for an automatic 2% reduction, or "sequestration," of Medicare program payments for all healthcare providers. Sequestration took effect April 1, 2013 and, as a result of subsequent legislation, will continue through mid-fiscal year 2032 unless Congress and the President take further action. Additional Medicare payment reductions are also possible under the Statutory Pay-As-You-Go Act of 2010 ("Statutory PAYGO"). Statutory PAYGO requires, among other things, that mandatory spending and revenue legislation not increase the federal budget deficit over a 5- or 10-year period. If the Office of Management and Budget (the "OMB") finds there is a deficit in the federal budget, Statutory PAYGO requires OMB to order sequestration of Medicare, which could result in Medicare program payments reductions of up to four percent. There can be no assurance that future federal rulemaking and legislation will not result in reimbursement freezes or reductions, or reimbursement increases that are less than the increases we experience in our costs of operation.

In addition to direct changes to Medicare reimbursement rates, other federal regulatory and legislative actions affect healthcare generally and our business specifically. For example, the ACA included provisions intended to promote alternative payment models, such as accountable care organizations ("ACOs") and bundled payment initiatives, including the Bundled Payments for Care Improvement Initiative Advanced ("BPCI Advanced"), the Comprehensive Care for Joint Replacement ("CJR") program, and more recently, the Transforming Episode Accountability Model ("TEAM"). Likewise, CMS regulatory proposals can affect our operations. On December 14, 2020, CMS announced a five-year review choice demonstration for inpatient rehabilitation services (the "IRF RCD"), under which Medicare reimbursement claims are assessed for compliance with applicable coverage and clinical documentation requirements. In August 2023, IRFs located in Alabama began participation in IRF RCD. On March 1, 2024, CMS announced the expansion of IRF RCD, effective June 17, 2024, to include IRFs located in Pennsylvania and billing to a certain MAC. We do not bill to that MAC, so we are not subject to the program in Pennsylvania at this time. CMS plans to expand IRF RCD further to Texas and California, but the timing for doing so is not known. CMS intends to expand the IRF RCD program after the initial four state rollout but has yet to provide details of that expansion.

Under the IRF RCD, participating IRFs have an initial choice between pre-claim or post-payment review of 100% of Medicare claims submitted to demonstrate compliance with applicable requirements during the first six-month review period or cycle. We elected the pre-claim review option for our IRFs in Alabama for the first cycle. Under the pre-claim review choice, services can begin prior to the submission of the review request and continue while the decision is being made. The pre-claim review request with required documentation must be submitted, reviewed, and approved before the final claim is paid. If a certain percentage of the claims reviewed are found to be valid, the IRF may then opt out of the 100% review. The opt-out validation percentages for the second and third cycles were 85% or greater and 90% or greater, respectively. In opting out, the IRF may elect spot prepayment reviews of samples consisting of 5% of total claims or selective post-payment review of a statistically valid random sample. Our claim validation rate for the first cycle ending in February 2024 exceeded the required 80% at our IRFs in Alabama. For the second cycle, which began on May 1, 2024, we elected not to opt out, so our IRFs in Alabama remained subject to the 100% pre-claim review. None of our IRFs in Alabama achieved the 85% claim validation rate for the second cycle ending in October 2024. We believe many of the non-affirmations in the second cycle were based on application of improper standards or requirements that directly conflict with the Medicare coverage criteria for IRFs. In the third cycle, we are again submitting 100% of review requests pre-claim. We have engaged, and will continue to engage, with the MAC and CMS to ensure the review process is consistent with existing rules, regulations and statutes. Given the inconsistent review process applied by the MAC across the previous two cycles, we cannot predict the impact, if any, IRF RCD may have on the collectability of our Medicare claims over its five-year term and ultimately our financial position, results of operations, and cash flows.

For additional discussion of changes to Medicare reimbursement, including the 2025 IRF Rule and Statutory PAYGO, and other proposed and adopted legislative and regulatory actions, including alternative payment models and the IRF RCD, that may be material to our business, see Item 1, *Business*, and Item 1A, *Risk Factors*, "Reimbursement Risks" and "Other Regulatory Risks."

Concerns held by federal policymakers about the federal deficit, national debt levels, and the solvency of the Medicare trust fund, as well as other healthcare policy priorities, could result in enactment of further federal spending reductions, including by means of significant staffing reductions at U.S. Department of Health and Human Services, further entitlement reform legislation affecting the Medicare program, and further reductions to provider payments. Since taking office in January 2025, President Trump has taken a number of executive actions, including those associated with recommendations of the Department of Government Efficiency, intended to

reduce federal spending, including Medicare. We cannot predict what, if any, changes in Medicare spending or modifications to the healthcare laws and regulations will result from future budget or other legislative or regulatory initiatives.

As discussed in Item 1, *Business*, healthcare will be the subject of significant regulatory and legislative changes regardless of party in control of the executive and legislative branches of state and federal governments. We will continue to evaluate these laws and regulations and position the Company for this industry shift. Based on our track record, we believe we can adapt to regulatory and industry changes. Further, we have engaged, and will continue to engage, actively in discussions with key legislators and regulators to attempt to ensure any healthcare laws or regulations adopted or amended promote our goal of high-quality, cost-effective care.

- Maintaining Strong Volume Growth. Various factors, including competition and increasing regulatory and administrative burdens, may impact our ability to maintain and grow our hospital volumes. In any particular market, we may encounter competition from local or national entities with longer operating histories or other competitive advantages, such as acute-care hospitals who provide post-acute services similar to ours or other post-acute providers with relationships with referring acute-care hospitals or physicians. Aggressive payment review practices by Medicare contractors, aggressive enforcement of regulatory policies by government agencies, and restrictive or burdensome rules, regulations or statutes governing admissions practices may lead us to not accept patients who would be appropriate for and would benefit from the services we provide. In addition, from time to time, we must get regulatory approval to expand our services and locations in states with certificate of need laws. This approval may be withheld or take longer than expected. In the case of new-store volume growth, the addition of hospitals to our portfolio also may be difficult and take longer than expected.

- Recruiting and Retaining High-Quality Personnel. Recruiting and retaining qualified personnel, including management, for our inpatient hospitals remains a high priority for us. We attempt to maintain a comprehensive compensation and benefits package that allows us to remain competitive in this challenging staffing environment while remaining consistent with our goal of providing high-quality, cost-effective care. Additionally, our operations have been affected and may in the future be affected by staffing shortages. In recent years, staffing shortages and competition have resulted in increased labor costs, including significant sign-on and shift bonuses, and increased use of contract labor. See Item 1A, *Risk Factors*, for further discussion of competition for staffing, shortages of qualified personnel, and other factors that may increase our labor costs and constrain our ability to take new patients.

We remain confident in the prospects of our business based on the increasing demands for the services we provide to an aging population. This confidence is further supported by our strong financial foundation and the substantial investments we have made in our business. We have a proven track record of working through difficult operating environments, and we believe in our ability to overcome current and future challenges.

Results of Operations

Payor Mix

We derived consolidated *Net operating revenues* from the following payor sources:

	For the Year Ended December 31,		
	2024	**2023**	**2022**
Medicare	65.1 %	65.0 %	65.3 %
Medicare Advantage	16.8 %	16.2 %	15.1 %
Managed care	10.8 %	11.1 %	11.6 %
Medicaid	3.3 %	4.0 %	4.2 %
Other third-party payors	0.8 %	0.9 %	0.9 %
Workers' compensation	0.5 %	0.5 %	0.6 %
Patients	0.3 %	0.3 %	0.4 %
Other income	2.4 %	2.0 %	1.9 %
Total	100.0 %	100.0 %	100.0 %

Our payor mix is weighted heavily towards Medicare. We receive Medicare reimbursements under the IRF-PPS. For additional information regarding Medicare reimbursement, see the "Sources of Revenues" section of Item 1, *Business*.

As part of the Balanced Budget Act of 1997, Congress created a program of private, managed healthcare coverage for Medicare beneficiaries. This program has been referred to as Medicare Part C, or "Medicare Advantage." The program offers beneficiaries a range of Medicare coverage options by providing a choice between the traditional fee-for-service program (under Medicare Parts A and B) or enrollment in a health maintenance organization, preferred provider organization, point-of-service plan, provider sponsor organization, or an insurance plan operated in conjunction with a medical savings account.

Our *Net operating revenues* consist primarily of revenues derived from patient care services. *Net operating revenues* also include other revenues generated from management and administrative fees and other non-patient care services. These other revenues are included in "other income" in the above table.

Our Results

Our consolidated results of operations were as follows:

	For the Year Ended December 31,			Percentage Change	
	2024	2023	2022	2024 vs. 2023	2023 vs. 2022
	(In Millions)				
Net operating revenues	$ 5,373.2	$ 4,801.2	$ 4,348.6	11.9 %	10.4 %
Operating expenses:					
Salaries and benefits	2,901.0	2,600.1	2,393.3	11.6 %	8.6 %
Other operating expenses	802.6	719.1	670.4	11.6 %	7.3 %
Occupancy costs	57.3	56.3	54.7	1.8 %	2.9 %
Supplies	239.0	218.3	202.1	9.5 %	8.0 %
General and administrative expenses	209.2	201.7	154.3	3.7 %	30.7 %
Depreciation and amortization	299.6	273.9	243.6	9.4 %	12.4 %
Total operating expenses	4,508.7	4,069.4	3,718.4	10.8 %	9.4 %
Loss on early extinguishment of debt	0.6	—	1.4	N/A	(100.0)%
Interest expense and amortization of debt discounts and fees	137.4	143.5	175.7	(4.3)%	(18.3)%
Other (income) expense	(20.1)	(15.7)	5.2	28.0 %	(401.9)%
Equity in net income of nonconsolidated affiliates	(3.0)	(3.2)	(2.9)	(6.3)%	10.3 %
Income from continuing operations before income tax expense	749.6	607.2	450.8	23.5 %	34.7 %
Provision for income tax expense	150.2	132.2	100.1	13.6 %	32.1 %
Income from continuing operations	599.4	475.0	350.7	26.2 %	35.4 %
(Loss) income from discontinued operations, net of tax	(2.8)	(12.0)	15.2	(76.7)%	(178.9)%
Net income	596.6	463.0	365.9	28.9 %	26.5 %
Less: Net income attributable to noncontrolling interests included in continuing operations	(140.9)	(111.0)	(93.6)	26.9 %	18.6 %
Less: Net income attributable to noncontrolling interests included in discontinued operations	—	—	(1.3)	— %	(100.0)%
Less: Net and comprehensive income attributable to noncontrolling interests	(140.9)	(111.0)	(94.9)	26.9 %	17.0 %
Net income attributable to Encompass Health	$ 455.7	$ 352.0	$ 271.0	29.5 %	29.9 %

Operating Expenses as a % of Net Operating Revenues

FORM 10-K

	For the Year Ended December 31,		
	2024	**2023**	**2022**
Operating expenses:			
Salaries and benefits	54.0 %	54.2 %	55.0 %
Other operating expenses	14.9 %	15.0 %	15.4 %
Occupancy costs	1.1 %	1.2 %	1.3 %
Supplies	4.4 %	4.5 %	4.6 %
General and administrative expenses	3.9 %	4.2 %	3.5 %
Depreciation and amortization	5.6 %	5.7 %	5.6 %
Total operating expenses	83.9 %	84.8 %	85.5 %

Additional information regarding our operating results is as follows:

	For the Year Ended December 31,			Percentage Change	
	2024	**2023**	**2022**	**2024 vs. 2023**	**2023 vs. 2022**
	(In Millions, Except Percentage Change)				
Net operating revenues:					
Inpatient	$ 5,230.5	$ 4,693.8	$ 4,251.6	11.4 %	10.4 %
Outpatient and other	142.7	107.4	97.0	32.9 %	10.7 %
Net operating revenues	$ 5,373.2	$ 4,801.2	$ 4,348.6	11.9 %	10.4 %
	(Actual Amounts)				
Discharges	248,498	229,480	211,116	8.3 %	8.7 %
Net patient revenue per discharge	$ 21,048	$ 20,454	$ 20,139	2.9 %	1.6 %
Outpatient visits	114,034	120,835	138,644	(5.6)%	(12.8)%
Average length of stay (days)	12.2	12.4	12.7	(1.6)%	(2.4)%
Occupancy %	74.6%	72.1%	70.9%	3.5 %	1.7 %
# of licensed beds	11,094	10,778	10,356	2.9 %	4.1 %
Occupied beds	8,276	7,771	7,342	6.5 %	5.8 %
Full-time equivalents (FTEs) - internal	27,658	25,850	24,080	7.0 %	7.4 %
Contract labor FTEs	427	425	547	0.5 %	(22.3)%
Total FTEs*	28,085	26,275	24,627	6.9 %	6.7 %
Employees per occupied bed	3.39	3.38	3.35	0.3 %	0.9 %

    * FTEs included in the above table represent our employees who participate in or support the operations of our hospitals and include FTEs related to contract labor.

We actively manage the productive portion of our *Salaries and benefits* utilizing certain metrics, including employees per occupied bed, or "EPOB." This metric is determined by dividing the number of full-time equivalents, including full-time equivalents from the utilization of contract labor, by the number of occupied beds during each period.

In the discussion that follows, we use "same-store" comparisons to explain the changes in certain performance metrics within our financial statements. We calculate same-store comparisons based on hospitals open throughout both the full current period and prior periods presented. These comparisons include the financial results of market consolidation transactions and capacity expansions (including the addition of satellite and remote hospitals) in existing markets, as it is difficult to determine, with precision, the incremental impact of these transactions on our results of operations.

2024 Compared to 2023

Net Operating Revenues

Our consolidated *Net operating revenues* increased during 2024 compared to 2023 primarily due to increased volumes and favorable pricing. Discharge growth included a 5.6% increase in same-store discharges. Discharge growth from new stores during 2024 compared to 2023 resulted from our joint ventures in Knoxville, Tennessee (March 2023), Owasso, Oklahoma (March 2023), Bowie, Maryland (June 2023), Columbus, Georgia (September 2023), Atlanta, Georgia (May 2024), and Louisville, Kentucky (June 2024), as well as our wholly owned hospitals in Clermont, Florida (April 2023), Prosper, Texas (November 2023), Fitchburg, Wisconsin (November 2023), Kissimmee, Florida (May 2024), Johnston, Rhode Island (July 2024), and Fort Mill, South Carolina (September 2024). Growth in net patient revenue per discharge in 2024 compared to 2023 primarily resulted from an increase in reimbursement rates and a decrease in revenue reserves related to bad debt partially offset by a change in patient mix. Revenue reserves during 2023 included an approximate $22 million reserve recorded in the fourth quarter of 2023 related to appeals pending before the Departmental Appeals Board and various federal district courts. For additional details on this reserve, see Item 1A, *Risk Factors*, "Reimbursement Risks," and Note 1, *Summary of Significant Accounting Policies*, "Net Operating Revenues," to the accompanying consolidated financial statements.

The increase in outpatient and other revenue during 2024 included an increase of $33.8 million in provider tax revenues (partially offset by an increase of $17.6 million in provider tax expenses included in *Other operating expenses*). Provider tax revenues represent amounts received under state directed and supplemental payment programs associated with Medicaid. See Item 1, *Business*, "Medicaid Reimbursement," for additional information.

Salaries and Benefits

Salaries and benefits are the most significant cost to us and represent an investment in our most important asset: our employees. *Salaries and benefits* include all amounts paid to full- and part-time employees who directly participate in or support the operations of our hospitals, including all related costs of benefits provided to employees. It also includes amounts paid for contract labor.

Salaries and benefits increased in 2024 compared to 2023 primarily due to salary and benefit cost increases for our employees and increased patient volumes, including an increase in the number of FTEs as a result of our development activities. *Salaries and benefits* decreased as a percent of *Net operating revenues* during 2024 compared to 2023 primarily due to higher volumes and provider tax revenues and lower revenue reserves related to bad debt as discussed above.

In order to meet our clinical staffing needs, we have continued to utilize third-party agencies and to pay sign-on and shift bonuses to our employees. While the costs associated with these actions have declined compared to the prior year, future costs will be affected by labor market conditions and other factors.

Other Operating Expenses

Other operating expenses include costs associated with managing and maintaining our hospitals. These expenses include such items as contract services, non-income related taxes, professional fees, utilities, insurance, and repairs and maintenance.

Other operating expenses increased during 2024 compared to 2023 primarily due to higher costs resulting from our development activities and increased provider tax expense as discussed above. *Other operating expenses* decreased as a percent of *Net operating revenues* during 2024 compared to 2023 primarily due to higher volumes.

Other operating expenses during 2024 included a $10.4 million impairment charge related to the closure of our joint venture inpatient rehabilitation hospital in Eau Claire, Wisconsin. In January 2024, we received notice that our joint venture partner intended to close its acute-care hospital in which our joint venture inpatient rehabilitation hospital was located. We closed that joint venture hospital in February 2024 and incurred a one-time impairment charge of $10.4 million. The impact to *Net income attributable to Encompass Health* during 2024 resulting from the impairment was $1.8 million after reductions for *Net income attributable to noncontrolling interests* of $7.3 million and the *Provision for income tax expense* of $1.3 million.

Supplies

Supplies expense includes all costs associated with supplies used while providing patient care. Specifically, these costs include personal protective equipment ("PPE"), pharmaceuticals, food, syringes, bandages, and other similar items.

S*upplies* increased during 2024 compared to 2023 primarily due to higher costs for medical supplies, pharmaceuticals, and food.

General and Administrative Expenses

General and administrative expenses primarily include administrative expenses such as information technology services, human resources, corporate accounting, legal services, and internal audit and controls that are managed from our home office in Birmingham, Alabama. These expenses also include stock-based compensation expenses.

General and administrative expenses increased during 2024 compared to 2023 primarily due to higher salaries, benefits, and software expenses partially offset by lower incentive compensation costs. *General and administrative expenses* decreased as a percent of *Net operating revenues* during 2024 compared to 2023 primarily due to higher volumes.

Depreciation and Amortization

Depreciation and amortization increased during 2024 compared to 2023 due to our capital investments throughout 2023 and 2024. *Depreciation and amortization* in 2023 included $6.1 million related to the accelerated amortization of the remaining carrying value of certificate of need ("CON") assets in South Carolina. In May 2023, the governor of South Carolina signed into law S.164, which repealed the requirement of certain healthcare providers to obtain and/or maintain a CON.

See "Executive Overview" section of this Item for information related to our development activity. We expect *Depreciation and amortization* to increase going forward as a result of our recent and ongoing capital investments.

Interest Expense and Amortization of Debt Discounts and Fees

The decrease in *Interest expense and amortization of debt discounts and fees* in 2024 compared to 2023 primarily resulted from the August and November 2024 redemptions of $150 million and $100 million, respectively, in outstanding principal amount of the 5.75% Senior Notes due 2025. Cash paid for interest approximated $147 million and $148 million in 2024 and 2023, respectively. For additional information, see Note 9, *Long-term Debt*, to the accompanying consolidated financial statements.

Provision for Income Tax Expense

Our *Provision for income tax expense* increased in 2024 compared to 2023 primarily due to higher *Income from continuing operations before income tax expense.*

Our cash payments for income taxes approximated $164 million and $107 million, net of refunds, in 2024 and 2023, respectively. These payments were based on estimates of taxable income. We estimate we will pay approximately $155 million to $175 million of cash income taxes, net of refunds, in 2025. These payments are expected to primarily result from federal and state income tax expenses based on estimates of taxable income for 2025. In 2024 and 2023, current income tax expense was $139.5 million and $128.3 million, respectively.

In certain jurisdictions, we do not expect to generate sufficient income to use all of the available state net operating losses and foreign tax credits prior to their expiration. This determination is based on our evaluation of all available evidence in these jurisdictions including results of operations during the preceding three years, our forecast of future earnings, and prudent tax planning strategies. It is possible we may be required to increase or decrease our valuation allowance at some future time if our forecast of future earnings varies from actual results on a consolidated basis or in the applicable tax jurisdiction, if the timing of future tax deductions differs from our expectations, or pursuant to changes in state and foreign tax laws and rates.

See Note 15, *Income Taxes*, to the accompanying consolidated financial statements and the "Critical Accounting Estimates" section of this Item.

Net Income Attributable to Noncontrolling Interests

The increase in *Net income attributable to noncontrolling interests* during 2024 compared to 2023 primarily resulted from increased profitability from certain existing joint venture hospitals partially offset by the ramp up of new joint venture hospitals and the impact from the impairment related to the closure of our joint venture hospital in Eau Claire, Wisconsin in February 2024, as discussed above. See the "Executive Overview" section of this Item for additional information on our new joint venture hospitals.

Impact of Inflation

The impact of inflation on the Company will be primarily in the area of labor costs. The healthcare industry is labor intensive. Wages and other expenses increase during periods of inflation and when labor shortages occur in the marketplace. There can be no guarantee we will not experience increases in the cost of labor, as the need for clinical healthcare professionals is expected to grow. In addition, increases in healthcare costs are typically higher than inflation and impact our costs under our employee benefit plans. Managing these costs remains a significant challenge and priority for us.

Suppliers pass along rising costs to us in the form of higher prices. For example, we experienced higher prices for our medical supplies (including PPE) and food as a result of the COVID-19 pandemic, and we continue to experience higher costs in the recent inflationary environment. President Trump has threatened extensive new tariffs, which could increase our costs in the future. Our supply chain efforts and our continual focus on monitoring and actively managing medical supplies and pharmaceutical costs have enabled us to accommodate increased pricing related to supplies and other operating expenses over the past few years. However, we cannot predict our ability to cover future cost increases including increase in the cost of PPE.

It should be noted that we have little or no ability to pass on these increased costs associated with providing services to Medicare and Medicaid patients due to federal and state laws that establish fixed reimbursement rates.

See Item 1A, *Risk Factors*, for additional information.

Relationships and Transactions with Related Parties

Related party transactions were not material to our operations in 2024, 2023, or 2022, and therefore, are not presented as a separate discussion within this Item.

Liquidity and Capital Resources

Our primary sources of liquidity are cash on hand, cash flows from operations, and borrowings under our revolving credit facility.

The objectives of our capital structure strategy are to ensure we maintain adequate liquidity and flexibility. Pursuing and achieving those objectives allow us to support the execution of our operating and strategic plans and weather temporary disruptions in the capital markets and general business environment. Maintaining adequate liquidity is a function of our unrestricted *Cash and cash equivalents* and our available borrowing capacity. Maintaining flexibility in our capital structure is a function of, among other things, the amount of debt maturities in any given year, the options for debt prepayments without onerous penalties, and limiting restrictive terms and maintenance covenants in our debt agreements.

Consistent with these objectives, in August and November 2024, we redeemed $150 million and $100 million, respectively, of the outstanding principal balance of our 5.75% Senior Notes due 2025 (the "2025 Notes") using cash on hand. Pursuant to the terms of the 2025 Notes, these optional redemptions were made at a price of par. As a result of these redemptions, we recorded a $0.6 million *Loss on early extinguishment of debt* during 2024. See Note 9, *Long-term Debt*, to the accompanying consolidated financial statements, for additional information.

We have been disciplined in creating a capital structure that is flexible with no significant debt maturities until 2028. We continue to have a strong, well-capitalized balance sheet, including a substantial portfolio of owned real estate, and we have significant availability under our revolving credit facility. We continue to generate strong cash flows from operations, and we have significant flexibility with how we choose to invest our cash and return capital to shareholders.

Current Liquidity

As of December 31, 2024, we had $85.4 million in *Cash and cash equivalents*. This amount excludes $37.7 million in *Restricted cash* and $130.9 million of restricted marketable securities ($39.0 million included in *Other current assets* and $91.9 million included in *Other long-term assets* in our consolidated balance sheet). Our restricted assets pertain primarily to obligations associated with our captive insurance company, as well as obligations we have under agreements with joint venture partners. See Note 4, *Cash and Marketable Securities*, to the accompanying consolidated financial statements.

In addition to *Cash and cash equivalents*, as of December 31, 2024, we had approximately $944 million available to us under our revolving credit facility. Our credit agreement governs the substantial majority of our senior secured borrowing capacity and contains a leverage ratio and an interest coverage ratio as financial covenants. Our leverage ratio is defined in our credit agreement as the ratio of consolidated total debt (less cash on hand) to Adjusted EBITDA for the trailing four quarters. In calculating the leverage ratio under our credit agreement, we are permitted to use pro forma Adjusted EBITDA, the calculation

of which includes historical income statement items and pro forma adjustments, subject to certain limitations, resulting from (1) dispositions and repayments or incurrence of debt and (2) investments, acquisitions, mergers, amalgamations, consolidations and other operational changes to the extent such items or effects are not yet reflected in our trailing four-quarter financial statements. Our interest coverage ratio is defined in our credit agreement as the ratio of Adjusted EBITDA to consolidated interest expense, excluding the amortization of financing fees, for the trailing four quarters. As of December 31, 2024, the maximum leverage ratio requirement per our credit agreement was 4.50x and the minimum interest coverage ratio requirement was 3.0x, and we were in compliance with these covenants. Based on Adjusted EBITDA for 2024 and the interest rate in effect under our credit agreement during the three-month period ended December 31, 2024, if we had drawn on the first day and maintained the maximum amount of outstanding draws under our revolving credit facility for the entire year, we would still be in compliance with the maximum leverage ratio and minimum interest coverage ratio requirements.

Effective July 1, 2024, we expanded our existing joint venture with Piedmont Healthcare ("Piedmont"), which we control, by contributing the assets and operations of our previously wholly-owned 70-bed hospital in Augusta, Georgia. Piedmont contributed approximately $90 million on July 1, 2024, which indirectly resulted in Piedmont obtaining a 50% ownership interest in the hospital. For additional information, see Note 1, *Summary of Significant Accounting Policies, "Noncontrolling Interests in Consolidated Affiliates,"* to the accompanying consolidated financial statements.

We do not face near-term refinancing risk, as the amounts outstanding under our credit agreement do not mature until 2027, and except for approximately $100 million of our 2025 Notes, our bonds all mature in 2028 and beyond. See Note 9, *Long-term Debt*, to the accompanying consolidated financial statements, for additional information related to our debt. Also, see the "Contractual Obligations" section below for information related to our contractual obligations as of December 31, 2024.

We anticipate we will continue to generate strong cash flows from operations that, together with availability under our revolving credit facility, will allow us to invest in growth opportunities and continue to improve our existing business. We also will continue to consider additional shareholder value-enhancing strategies such as repurchases of our common stock and distribution of common stock dividends, including the potential growth of the quarterly cash dividend on our common stock, recognizing that these actions may increase our leverage ratio. See also the "Authorizations for Returning Capital to Stakeholders" section of this Item.

See Item 1A, *Risk Factors*, for a discussion of risks and uncertainties facing us.

Sources and Uses of Cash

The following table shows the cash flows provided by or used in operating, investing, and financing activities of continuing operations (in millions):

	For the Year Ended December 31,		
	2024	**2023**	**2022**
Net cash provided by operating activities	$ 1,005.9	$ 866.8	$ 653.5
Net cash used in investing activities	(653.3)	(602.8)	(623.5)
Net cash used in financing activities	(330.6)	(197.2)	(660.8)
Increase (decrease) in cash, cash equivalents, and restricted cash	$ 22.0	$ 66.8	$ (630.8)

<u>2024 Compared to 2023</u>

Operating activities. The increase in *Net cash provided by operating activities* of continuing operations during 2024 compared to 2023 primarily resulted from an increase in *Net income* which was driven by growth in *Net operating revenues*.

Investing activities. The increase in *Net cash used in investing activities* of continuing operations during 2024 compared to 2023 primarily resulted from increased *Purchases of property, equipment, and intangible assets*.

Financing activities. The increase in *Net cash used in financing activities* of continuing operations during 2024 compared to 2023 primarily resulted from higher net debt payments and repurchases of common stock partially offset by higher *Contributions from noncontrolling interests of consolidated affiliates*. Net debt payments during 2024 included the redemption of $250 million of the outstanding principal balance of our 2025 Notes using cash on hand. See Note 9, *Long-term Debt*, to the accompanying consolidated financial statements, for additional information related to our debt. *Contributions from noncontrolling interests of consolidated affiliates* during 2024 included approximately $90 million from Piedmont discussed in the "Current Liquidity" section of this Item. For additional information related to our stock repurchases, see the "Authorizations for Returning Capital to Stakeholders" section of this Item.

Contractual Obligations

Our consolidated contractual obligations as of December 31, 2024 are as follows (in millions):

	Total	Current	Long-term
Long-term debt obligations:			
Long-term debt, excluding revolving credit facility and finance lease obligations [a]	$ 2,159.4	$ 114.9	$ 2,044.5
Revolving credit facility	20.0	—	20.0
Interest on long-term debt [b]	460.7	105.1	355.6
Finance lease obligations [c]	458.6	46.7	411.9
Operating lease obligations [d]	296.8	38.9	257.9
Purchase obligations [e]	230.1	60.4	169.7
Total	$ 3,625.6	$ 366.0	$ 3,259.6

[a] Included in long-term debt are amounts owed on our bonds payable and other notes payable. These borrowings are further explained in Note 9, *Long-term Debt,* to the accompanying consolidated financial statements.

[b] Interest on our fixed rate debt is presented using the stated interest rate. Interest on our variable rate debt is estimated using the rate in effect as of December 31, 2024. Interest pertaining to our bonds is included to their respective ultimate maturity dates. Interest related to finance lease obligations is excluded from this line (see Note 7, *Leases*, and Note 9, *Long-term Debt*, to the accompanying consolidated financial statements). Amounts exclude amortization of debt discounts, amortization of loan fees, or fees for lines of credit that would be included in interest expense in our consolidated statements of comprehensive income.

[c] Amounts include interest portion of future minimum finance lease payments.

[d] We lease approximately 9% of our hospitals as well as other property under operating leases in the normal course of business. Amounts include interest portion of future minimum operating lease payments. For more information, see Note 7, *Leases,* to the accompanying consolidated financial statements.

[e] Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on Encompass Health and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancelable without penalty. Our purchase obligations primarily relate to software licensing and support and medical equipment. Purchase obligations are not recognized in our consolidated balance sheet.

Our capital expenditures include costs associated with our hospital renovation program, *de novo* projects, capacity expansions, technology initiatives, and building and equipment upgrades and purchases. During the year ended December 31, 2024, we made capital expenditures of approximately $643 million for property, equipment, and intangible assets. During 2025, we expect to spend approximately $740 million to $770 million for capital expenditures. Approximately $215 million to $225 million of this budgeted amount is considered nondiscretionary expenditures, which we may refer to in other filings as "maintenance" expenditures. Actual amounts spent will be dependent upon the timing of development projects. At December 31, 2024, we have projects under construction which have an estimated additional cost to complete over the next two years of approximately $410 million. We expect to fund capital expenditures using cash on hand and borrowings under our revolving credit facility.

Authorizations for Returning Capital to Stakeholders

In October 2023, February 2024, and May 2024, our board of directors declared cash dividends of $0.15 per share that were paid in January 2024, April 2024, and July 2024, respectively. In July 2024, our board of directors approved an increase in our quarterly dividend and declared a cash dividend of $0.17 per share paid in October 2024. That same month, our board again declared a cash dividend of $0.17 per common share which was paid in January 2025. We expect quarterly dividends to be paid in January, April, July, and October. However, the actual declaration of any future cash dividends, and the setting of record and payment dates as well as the per share amounts, will be at the discretion of our board of directors after consideration of various factors, including our capital position and alternative uses of funds. Cash dividends are expected to be funded using cash flows from operations, cash on hand, and availability under our revolving credit facility.

The terms of our credit agreement allow us to declare and pay cash dividends on our common stock so long as: (1) we are not in default under our credit agreement, and (2) either (a) our senior secured leverage ratio (as defined in our credit agreement) remains less than or equal to 2x and our leverage ratio (as defined in our credit agreement) remains less than or

equal to 4.50x or (b) our leverage ratio remains in compliance with the leverage ratio covenant and there is capacity under the Available Amount as defined in the credit agreement. The terms of our Senior Notes (defined below) indenture allow us to declare and pay cash dividends on our common stock so long as (1) we are not in default, (2) the consolidated coverage ratio (as defined in the indenture) exceeds 2x or we are otherwise allowed under the indenture to incur debt, and (3) we have capacity under the indenture's restricted payments covenant to declare and pay dividends. See Note 9, *Long-term Debt*, to the accompanying consolidated financial statements.

On October 28, 2013, we announced our board of directors authorized the repurchase of up to $200 million of our common stock, which has been amended from time to time. Most recently, on July 24, 2024, our board approved resetting the aggregate common stock repurchase authorization to $500 million. As of December 31, 2024, approximately $489 million remained under this authorization. The repurchase authorization does not require the repurchase of a specific number of shares, has an indefinite term, and is subject to termination at any time by our board of directors. Subject to certain terms and conditions, including a maximum price per share and compliance with federal and state securities and other laws, the repurchases may be made from time to time in open market transactions, privately negotiated transactions, or other transactions, including trades under a plan established in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. During 2024, we repurchased 0.4 million shares of our common stock in the open market for $31.1 million under this repurchase authorization using cash on hand. There were no repurchases of our common stock during 2023 or 2022. Future repurchases under this authorization generally are expected to be funded using a combination of cash on hand and availability under our $1 billion revolving credit facility.

Supplemental Guarantor Financial Information

Our indebtedness under our credit agreement and the 5.75% Senior Notes due 2025, 4.50% Senior Notes due 2028, 4.75% Senior Notes due 2030, and 4.625% Senior Notes due 2031, (collectively, the "Senior Notes") are guaranteed by certain consolidated subsidiaries. These guarantees are full and unconditional and joint and several, subject to certain customary conditions for release. The Senior Notes are guaranteed on a senior, unsecured basis by all of our existing and future subsidiaries that guarantee borrowings under our credit agreement and other capital markets debt. The other subsidiaries of Encompass Health do not guarantee the Senior Notes (such subsidiaries are referred to as the "non-guarantor subsidiaries").

FORM 10-K

Summarized financial information is presented below for Encompass Health, the parent company, and the subsidiary guarantors on a combined basis after elimination of intercompany transactions and balances among Encompass Health and the subsidiary guarantors and does not include investments in and equity in the earnings of non-guarantor subsidiaries.

		For the Year Ended December 31, 2024
		(In Millions)
Net operating revenues	$	3,327.2
Intercompany revenues generated from non-guarantor subsidiaries		102.7
Total net operating revenues	$	3,429.9
Operating expenses	$	2,912.7
Intercompany expenses incurred in transactions with non-guarantor subsidiaries		36.7
Total operating expenses	$	2,949.4
Income from continuing operations	$	265.8
Net income	$	263.0
Net income attributable to Encompass Health	$	263.0

		As of December 31, 2024
		(In Millions)
Total current assets	$	609.5
Property and equipment, net	$	2,394.0
Goodwill		893.2
Intercompany receivable due from non-guarantor subsidiaries		47.4
Other noncurrent assets		490.9
Total noncurrent assets	$	3,825.5
Total current liabilities	$	677.7
Long-term debt, net of current portion	$	2,273.3
Other noncurrent liabilities		336.1
Total noncurrent liabilities	$	2,609.4

Adjusted EBITDA

Management believes Adjusted EBITDA as defined in our credit agreement is a measure of our ability to service our debt and our ability to make capital expenditures. We reconcile Adjusted EBITDA to *Net cash provided by operating activities* and to *Net income*.

We use Adjusted EBITDA on a consolidated basis as a liquidity measure. We believe this financial measure on a consolidated basis is important in analyzing our liquidity because it is the key component of certain material covenants contained within our credit agreement, which is discussed in more detail in Note 9, *Long-term Debt*, to the accompanying consolidated financial statements. These covenants are material terms of the credit agreement. Noncompliance with these financial covenants under our credit agreement—our interest coverage ratio and our leverage ratio—could result in our lenders requiring us to immediately repay all amounts borrowed. If we anticipated a potential covenant violation, we would seek relief from our lenders, which would have some cost to us, and such relief might be on terms less favorable to us than those in our existing credit agreement. In addition, if we cannot satisfy these financial covenants, we would be prohibited under our credit agreement from engaging in certain activities, such as incurring additional indebtedness, paying common stock dividends, making certain payments, and acquiring and disposing of assets. Consequently, Adjusted EBITDA is critical to our assessment of our liquidity.

In general terms, the credit agreement definition of Adjusted EBITDA, therein referred to as "Adjusted Consolidated EBITDA," allows us to add back to consolidated *Net income* interest expense, income taxes, and depreciation and amortization and then add back to consolidated *Net income* (1) all unusual or nonrecurring items reducing consolidated *Net income* (of which only up to $10 million in a year may be cash expenditures), (2) any losses from discontinued operations, (3) non-ordinary course fees, costs and expenses incurred with respect to any litigation or settlement, (4) share-based compensation expense, (5) costs and expenses associated with changes in the fair value of marketable securities, (6) costs and expenses associated with the issuance or prepayment of debt, and acquisitions, and (7) any restructuring charges and certain pro forma cost savings and synergies related to transactions and initiatives, which in the aggregate are not in excess of 25% of Adjusted Consolidated EBITDA. We also subtract from consolidated *Net income* all unusual or nonrecurring items to the extent they increase consolidated *Net income*.

Under the credit agreement, the Adjusted EBITDA calculation does not require us to deduct net income attributable to noncontrolling interests or gains on fair value adjustments of hedging and equity instruments, disposal of assets, and development activities. It also does not allow us to add back losses on fair value adjustments of hedging instruments or unusual or nonrecurring cash expenditures in excess of $10 million. These items and amounts, in addition to the items falling within the credit agreement's "unusual or nonrecurring" classification, may occur in future periods, but can vary significantly from period to period and may not directly relate to, or be indicative of, our ongoing liquidity or operating performance. Accordingly, the Adjusted EBITDA calculation presented here includes adjustments for them.

Adjusted EBITDA is not a measure of financial performance under generally accepted accounting principles in the United States of America, and the items excluded from Adjusted EBITDA are significant components in understanding and assessing financial performance. Therefore, Adjusted EBITDA should not be considered a substitute for *Net income* or cash flows from operating, investing, or financing activities. Because Adjusted EBITDA is not a measurement determined in accordance with GAAP and is thus susceptible to varying calculations, Adjusted EBITDA, as presented, may not be comparable to other similarly titled measures of other companies. Revenues and expenses are measured in accordance with the policies and procedures described in Note 1, *Summary of Significant Accounting Policies*, to the accompanying consolidated financial statements.

Our Adjusted EBITDA was as follows (in millions):

Reconciliation of Net Cash Provided by Operating Activities to Adjusted EBITDA

	For the Year Ended December 31,		
	2024	**2023**	**2022**
Net cash provided by operating activities	$ 1,002.8	$ 850.8	$ 705.8
Interest expense and amortization of debt discounts and fees	137.4	143.5	175.7
Gain (loss) on sale of investments, excluding impairments	2.7	4.6	(15.5)
Equity in net income of nonconsolidated affiliates	3.0	3.2	2.9
Net income attributable to noncontrolling interests in continuing operations	(140.9)	(111.0)	(93.6)
Amortization of debt-related items	(9.7)	(9.5)	(9.7)
Distributions from nonconsolidated affiliates	(4.0)	(1.6)	(4.0)
Current portion of income tax expense	139.5	128.3	72.2
Change in assets and liabilities	(21.9)	(50.3)	30.4
Cash used in (provided by) operating activities of discontinued operations	3.1	16.0	(52.3)
Asset impairment impact on noncontrolling interests	(7.3)	—	—
State regulatory change impact on noncontrolling interests	—	(2.2)	—
Change in fair market value of equity securities	(1.0)	(0.7)	7.4
Adjusted EBITDA	$ 1,103.7	$ 971.1	$ 819.3

Reconciliation of Net Income to Adjusted EBITDA

	For the Year Ended December 31,		
	2024	**2023**	**2022**
Net income	$ 596.6	$ 463.0	$ 365.9
Loss (income) from discontinued operations, net of tax, attributable to Encompass Health	2.8	12.0	(15.2)
Net income attributable to noncontrolling interests included in continuing operations	(140.9)	(111.0)	(93.6)
Provision for income tax expense	150.2	132.2	100.1
Interest expense and amortization of debt discounts and fees	137.4	143.5	175.7
Loss on early extinguishment of debt	0.6	—	1.4
Loss on disposal or impairment of assets	17.4	9.8	4.8
Depreciation and amortization	299.6	273.9	243.6
Stock-based compensation	48.3	50.6	29.2
State regulatory change impact on noncontrolling interests	—	(2.2)	—
Change in fair market value of equity securities	(1.0)	(0.7)	7.4
Asset impairment impact on noncontrolling interests	(7.3)	—	—
Adjusted EBITDA	$ 1,103.7	$ 971.1	$ 819.3

For additional information see the "Results of Operations" section of this Item.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with GAAP. In connection with the preparation of our financial statements, we are required to make assumptions and estimates about future events and apply judgments that affect the reported amounts of assets, liabilities, revenue, expenses, and the related disclosures. We base our assumptions, estimates, and judgments on historical experience, current trends, and other factors we believe to be relevant at the time we prepared our consolidated financial statements. On a regular basis, we review the accounting policies, assumptions, estimates, and judgments to ensure our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.

Our significant accounting policies are discussed in Note 1, *Summary of Significant Accounting Policies*, to the accompanying consolidated financial statements. We believe the following accounting estimates are the most critical to aid in fully understanding and evaluating our reported financial results, as they require our most difficult, subjective, or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain. We have reviewed these critical accounting estimates and related disclosures with the audit committee of our board of directors.

Revenue Recognition

We recognize net operating revenue in the reporting period in which we perform the service based on our best estimate of the transaction price for the type of service provided to the patient. Our estimate of the transaction price includes estimates of price concessions for such items as contractual allowances (principally for patients covered by Medicare, Medicare Advantage, Medicaid, and other third-party payors), potential adjustments that may arise from payment and other reviews, and uncollectible amounts. See Note 1, *Summary of Significant Accounting Policies*, "Net Operating Revenues," to the accompanying consolidated financial statements of this report for a complete discussion of our revenue recognition policies.

Our patient accounting systems calculate contractual allowances on a patient-by-patient basis based on the rates in effect for each primary third-party payor. Certain other factors that are considered and could influence the estimated transaction price are assumed to remain consistent with the experience for patients discharged in similar time periods for the same payor classes, and additional adjustments are provided to account for these factors.

Management continually reviews the revenue transaction price estimation process to consider and incorporate updates to laws and regulations and the frequent changes in managed care contractual terms that result from contract renegotiations and renewals. In addition, laws and regulations governing the Medicare and Medicaid programs are complex and subject to

interpretation. If actual results are not consistent with our assumptions and judgments, we may be exposed to gains or losses that could be material.

Due to complexities involved in determining amounts ultimately due under reimbursement arrangements with third-party payors, which are often subject to interpretation and review, we may receive reimbursement for healthcare services authorized and provided that is different from our estimates, and such differences could be material. However, we continually review the amounts actually collected in subsequent periods in order to determine the amounts by which our estimates differed. Historically, such differences have not been material from either a quantitative or qualitative perspective.

The collection of outstanding receivables from third-party payors and patients is our primary source of cash and is critical to our operating performance. Our primary collection risks relate to patient responsibility amounts and claims reviews conducted by MACs or other contractors.

The table below shows a summary of our net accounts receivable balances as of December 31, 2024 and 2023. Information on the concentration of total patient accounts receivable by payor class can be found in Note 1, *Summary of Significant Accounting Policies*, "Accounts Receivable," to the accompanying consolidated financial statements.

	As of December 31,			
	2024		**2023**	
	(In Millions)			
Current:				
0 - 30 Days	$	449.3	$	444.5
31 - 60 Days		46.7		66.5
61 - 90 Days		25.5		23.9
91 - 120 Days		14.8		14.1
120 + Days		56.7		50.8
Patient accounts receivable		593.0		599.8
Other accounts receivable		5.8		11.8
		598.8		611.6
Noncurrent patient accounts receivable		30.6		20.9
Accounts receivable	$	629.4	$	632.5

Changes in general economic conditions (such as increased unemployment rates or periods of recession), business office operations, the proper function and availability of billing systems, payor mix, or trends in federal or state governmental and private employer healthcare coverage could affect our collection of accounts receivable. Our collection risks include patient accounts for which the primary insurance carrier has paid the amounts covered by the applicable agreement, but patient responsibility amounts (deductibles and co-payments) remain outstanding, pre-payment claim reviews by our respective MACs, and reimbursement claims audits by governmental or other payors and their agents. As of December 31, 2024 and 2023, $30.6 million and $21.0 million, respectively, of our patient accounts receivable represented denials that were under review or audit. If actual results are not consistent with our assumptions and judgments, we may be exposed to gains or losses that could be material. See Note 1, *Summary of Significant Accounting Policies*, "Net Operating Revenues" and "Accounts Receivable," to the accompanying consolidated financial statements of this report.

Self-Insured Risks

We are self-insured for certain losses related to professional liability, general liability, and workers' compensation risks. Although we obtain third-party insurance coverage to limit our exposure to these claims, a substantial portion of our professional liability, general liability, and workers' compensation risks are insured through a wholly owned insurance subsidiary. See Note 10, *Self-Insured Risks*, to the accompanying consolidated financial statements for a more complete discussion of our self-insured risks.

Our self-insured liabilities contain uncertainties because management must make assumptions and apply judgment to estimate the ultimate cost of reported claims and claims incurred but not reported as of the balance sheet date. Our reserves and provisions for professional liability, general liability, and workers' compensation risks are based largely upon semi-annual actuarial calculations prepared by third-party actuaries.

Periodically, we review our assumptions and the valuations provided by third-party actuaries to determine the adequacy of our self-insurance reserves. The following are certain of the key assumptions and other factors that significantly influence our estimate of self-insurance reserves: historical claims experience; trending of loss development factors; trends in the frequency and severity of claims; coverage limits of third-party insurance; demographic information; statistical confidence levels; medical cost inflation; payroll dollars; and hospital patient census.

The time period to resolve claims can vary depending upon the jurisdiction, the nature, and the form of resolution of the claims. The estimation of the timing of payments beyond a year can vary significantly. In addition, if current and future claims differ from historical trends, our estimated reserves for self-insured claims may be significantly affected. Our self-insurance reserves are not discounted.

Given the number of factors used to establish our self-insurance reserves, we believe there is limited benefit to isolating any individual assumption or parameter from the detailed computational process and calculating the impact of changing that single item. Instead, we believe the sensitivity in our reserve estimates is best illustrated by changes in the statistical confidence level used in the computations. Using a higher statistical confidence level increases the estimated self-insurance reserves. The following table shows the sensitivity of our recorded self-insurance reserves to the statistical confidence level (in millions):

Net self-insurance reserves as of December 31, 2024:	
As reported, with 50% statistical confidence level	157.2
With 70% statistical confidence level	168.1

We believe our efforts to improve patient safety and overall quality of care, as well as our efforts to reduce workplace injuries, have helped contain our ultimate claim costs. See Note 10, *Self-Insured Risks*, to the accompanying consolidated financial statements for additional information.

We believe our self-insurance reserves are adequate to cover projected costs. Due to the considerable variability that is inherent in such estimates, there can be no assurance the ultimate liability will not exceed management's estimates. If actual results are not consistent with our assumptions and judgments, we may be exposed to gains or losses that could be material.

Income Taxes

We provide for income taxes using the asset and liability method. We also evaluate our tax positions and establish assets and liabilities in accordance with the applicable accounting guidance on uncertainty in income taxes. See Note 1, *Summary of Significant Accounting Policies*, "Income Taxes," and Note 15, *Income Taxes*, to the accompanying consolidated financial statements for a more complete discussion of income taxes and our policies related to income taxes.

The application of income tax law is inherently complex. Laws and regulations in this area are voluminous and are often ambiguous. We are required to make many subjective assumptions and judgments regarding our income tax exposures. Interpretations of and guidance surrounding income tax laws and regulations change over time. As such, changes in our subjective assumptions and judgments can materially affect amounts recognized in our consolidated financial statements.

The ultimate recovery of certain of our deferred tax assets is dependent on the amount and timing of taxable income we will ultimately generate in the future, as well as other factors. A high degree of judgment is required to determine the extent a valuation allowance should be provided against deferred tax assets. On a quarterly basis, we assess the likelihood of realization of our deferred tax assets considering all available evidence, both positive and negative. Our operating performance in recent years, the scheduled reversal of temporary differences, our forecast of taxable income in future periods in each applicable tax jurisdiction, our ability to sustain a core level of earnings, and the availability of prudent tax planning strategies are important considerations in our assessment. Our forecast of future earnings includes assumptions about patient volumes, payor reimbursement, labor costs, hospital operating expenses, and interest expense. Based on the weight of available evidence, we determine if it is more likely than not our deferred tax assets will be realized in the future.

Our liability for unrecognized tax benefits contains uncertainties because management is required to make assumptions and to apply judgment to estimate the exposures associated with our various filing positions which are periodically audited by tax authorities. In addition, our effective income tax rate is affected by changes in tax law, the tax jurisdictions in which we operate, and the results of income tax audits.

During the year ended December 31, 2024, we decreased our valuation allowance by $7.4 million. As of December 31, 2024, we had a remaining valuation allowance of $21.0 million which primarily related to unusable foreign tax credits

generated by our operations in Puerto Rico. We determined it was necessary to maintain a valuation allowance on our foreign tax credits due to uncertainties related to our ability to utilize a portion of these credits before they expire. The amount of the valuation allowance has been determined based on the weight of all available evidence, as described above, including management's estimates of taxable income over the periods in which the related deferred tax assets will be recoverable.

Assessment of Loss Contingencies

We have legal and other contingencies that could result in significant losses upon the ultimate resolution of such contingencies. See Note 1, *Summary of Significant Accounting Policies*, "Litigation Reserves," and Note 17, *Contingencies and Other Commitments*, to the accompanying consolidated financial statements for additional information.

We have provided for losses in situations where we have concluded it is probable a loss has been or will be incurred and the amount of loss is reasonably estimable. A significant amount of judgment is involved in determining whether a loss is probable and reasonably estimable due to the uncertainty involved in determining the likelihood of future events and estimating the financial statement impact of such events. If further developments or resolution of a contingent matter are not consistent with our assumptions and judgments, we may need to recognize a significant charge in a future period related to an existing contingent matter.

Recent Accounting Pronouncements

For information regarding recent accounting pronouncements, see Note 1, *Summary of Significant Accounting Policies*, to the accompanying consolidated financial statements.

Item 7A.   Quantitative and Qualitative Disclosures about Market Risk

Our primary exposure to market risk is to changes in interest rates on our variable rate long-term debt. We use a sensitivity analysis model to evaluate the impact of interest rate changes on our variable rate debt. As of December 31, 2024, our primary variable rate debt outstanding related to $20.0 million in advances under our revolving credit facility. Assuming outstanding balances were to remain the same, a 1% increase in interest rates would result in an incremental negative cash flow of approximately $0.2 million over the next 12 months, while a 1% decrease in interest rates would result in an incremental positive cash flow of approximately $0.2 million over the next 12 months. HCS, Ltd., our wholly owned insurance captive maintains positions in investment securities for other than trading purposes, which, as of December 31, 2024, had a fair market value of approximately $131 million. Changes in the value of these securities is recorded in the accompanying consolidated statements of comprehensive income. During the year ended December 31, 2024, we recorded an unrealized gain of $1.0 million pertaining to these securities. For additional information, see Note 4, *Cash and Marketable Securities,* and Note 12, *Fair Value Measurements,* to the accompanying consolidated financial statements.

The fair value of our fixed rate debt is determined using inputs, including quoted prices in nonactive markets, that are observable either directly or indirectly, or *Level 2* inputs within the fair value hierarchy, and is summarized as follows (in millions):

Financial Instrument:	December 31, 2024 Book Value	December 31, 2024 Market Value	December 31, 2023 Book Value	December 31, 2023 Market Value
5.75% Senior Notes due 2025				
Carrying Value	$ 99.8	$ —	$ 348.5	$ —
Unamortized debt discount and fees	0.2	—	1.5	—
Principal amount	100.0	99.7	350.0	349.3
4.50% Senior Notes due 2028				
Carrying Value	788.4	—	785.0	—
Unamortized debt discount and fees	11.6	—	15.0	—
Principal amount	800.0	772.3	800.0	763.6
4.75% Senior Notes due 2030				
Carrying Value	784.2	—	781.5	—
Unamortized debt discount and fees	15.8	—	18.5	—
Principal amount	800.0	759.0	800.0	755.0
4.625% Senior Notes due 2031				
Carrying Value	392.5	—	391.5	—
Unamortized debt discount and fees	7.5	—	8.5	—
Principal amount	400.0	369.9	400.0	369.4

Foreign operations, and the related market risks associated with foreign currencies, are currently, and have been, insignificant to our financial position, results of operations, and cash flows. See also Note 9, *Long-term Debt,* and Note 12, *Fair Value Measurements,* to the accompanying consolidated financial statements.

Item 8.   **Financial Statements and Supplementary Data**

Our consolidated financial statements and related notes are filed together with this report. See the index to financial statements on page F-1 for a list of financial statements filed with this report.

Item 9.   **Changes in and Disagreements with Accountants on Accounting and Financial Disclosure**

None.

Item 9A.   **Controls and Procedures**

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, an evaluation was carried out by our management, including our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Our disclosure controls and procedures are designed to ensure that information required to be disclosed in reports we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosures. Based on our evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2024, our disclosure controls and procedures were effective.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on its financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, management used the criteria set forth in *Internal Control-Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, the COSO framework. Based on our evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2024, our internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2024 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal controls over financial reporting that occurred during the quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B.   Other Information

Insider Trading Arrangements

None.

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None applicable.

FORM 10-K

PART III

We expect to file a definitive proxy statement relating to our 2025 Annual Meeting of Stockholders (the "2025 Proxy Statement") with the United States Securities and Exchange Commission, pursuant to Regulation 14A, not later than 120 days after the end of our most recent fiscal year. Accordingly, certain information required by Part III has been omitted under General Instruction G(3) to Form 10-K. Only the information from the 2025 Proxy Statement that specifically addresses disclosure requirements of Items 10-14 below is incorporated by reference.

Item 10.   Directors and Executive Officers of the Registrant

The information required by Item 10 is hereby incorporated by reference from our 2025 Proxy Statement under the captions "Items of Business Requiring Your Vote—Proposal 1—Election of Directors," "Corporate Governance and Board Structure—Corporate Governance—Code of Ethics," "—Insider Trading Policy," "—Board Structure and Committees—Audit Committee," "—Board Composition and Director Nomination Process—Director Nominees Proposed by Stockholders," and "Executive Officers."

Item 11.   Executive Compensation

The information required by Item 11 is hereby incorporated by reference from our 2025 Proxy Statement under the captions "Corporate Governance and Board Structure—Compensation of Directors," "Compensation and Human Capital Committee Matters," and "Executive Compensation," except as to the information under the "Pay vs. Performance" caption which is only required to be disclosed in the proxy statement pursuant to Item 402(v) of Regulation S-K.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by Item 12 is hereby incorporated by reference from our 2025 Proxy Statement under the captions "Executive Compensation—Equity Compensation Plans" and "Security Ownership of Certain Beneficial Owners and Management."

Item 13.   Certain Relationships and Related Transactions and Director Independence

The information required by Item 13 is hereby incorporated by reference from our 2025 Proxy Statement under the captions "Corporate Governance and Board Structure—Director Independence" and "Certain Relationships and Related Transactions."

Item 14.   Principal Accountant Fees and Services

The information required by Item 14 is hereby incorporated by reference from our 2025 Proxy Statement under the caption "Items of Business Requiring Your Vote—Proposal 2—Ratification of Appointment of Independent Registered Public Accounting Firm."

**PART IV**

Item 15.   Exhibits and Financial Statement Schedules

Financial Statements

See the accompanying index on page F-1 for a list of financial statements filed as part of this report.

Financial Statement Schedules

None.

Exhibits

See Exhibit Index immediately following page F-45 of this report.

Item 16.   Form 10-K Summary

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENCOMPASS HEALTH CORPORATION

By: /s/ MARK J. TARR

Mark J. Tarr
President and Chief Executive Officer

Date: February 28, 2025

[Signatures continue on the following page]

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Patrick Darby his true and lawful attorney-in-fact and agent with full power of substitution and re-substitution, for him in his name, place and stead, in any and all capacities, to sign any and all amendments to this Report and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ Mark J. Tarr **Mark J. Tarr**	President and Chief Executive Officer and Director	February 28, 2025
/s/ Douglas E. Coltharp **Douglas E. Coltharp**	Executive Vice President and Chief Financial Officer	February 28, 2025
/s/ Andrew L. Price **Andrew L. Price**	Chief Accounting Officer	February 28, 2025
/s/ Greg D. Carmichael **Greg D. Carmichael**	Chairman of the Board of Directors	February 28, 2025
/s/ Edward M. Christie III **Edward M. Christie III**	Director	February 28, 2025
/s/ Joan E. Herman **Joan E. Herman**	Director	February 28, 2025
/s/ Leslye G. Katz **Leslye G. Katz**	Director	February 28, 2025
/s/ Patricia A. Maryland **Patricia A. Maryland**	Director	February 28, 2025
/s/ Kevin J. O'connor **Kevin J. O'Connor**	Director	February 28, 2025
/s/ Christopher R. Reidy **Christopher R. Reidy**	Director	February 28, 2025
/s/ Nancy M. Schlichting **Nancy M. Schlichting**	Director	February 28, 2025
/s/ Terrance Williams **Terrance Williams**	Director	February 28, 2025

FORM 10-K

Item 15.   **Financial Statements**

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Encompass Health Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Encompass Health Corporation and its subsidiaries (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of comprehensive income, of shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of Patient Accounts Receivable - Contractual Allowances and Uncollectible Amounts

As described in Notes 1 and 5 to the consolidated financial statements, revenues are recognized (or measured) using the input method as therapy, nursing, and auxiliary services are provided based on management's estimate of the respective transaction price. Management's estimate of the transaction price includes estimates of price concessions for such items as contractual allowances, potential adjustments that may arise from payment and other reviews, and uncollectible amounts. Revenues recognized are subject to a number of elements which impact both the overall amount of revenue realized as well as the timing of the collection of the related patient accounts receivable. Factors considered by management in determining the estimated transaction price include the patient's total length of stay for in-house patients, each patient's discharge destination, the proportion of patients with secondary insurance coverage and the level of reimbursement under that secondary coverage, and the amount of charges that will be disallowed by payors. Management assumes these factors will remain consistent with the experience for patients discharged in similar time periods for the same payor classes. The Company's consolidated accounts receivable balance is $629.4 million as of December 31, 2024. Management estimates the allowance for uncollectible amounts based on the aging of accounts receivable, historical collection experience for each type of payor, and other relevant factors. As disclosed by management, changes in general economic conditions are also considered.

The principal considerations for our determination that performing procedures relating to the valuation of patient accounts receivable – contractual allowances and uncollectible amounts is a critical audit matter are the significant judgment by management to estimate patient accounts receivable and the amount that will ultimately be collected under the terms of the third-party payor contracts, which in turn led to significant auditor judgment and effort to evaluate the audit evidence obtained related to the valuation of patient accounts receivable.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of patient accounts receivable related to contractual allowances and uncollectible amounts, which included controls over management's process, assumptions, and data used to estimate contractual allowances and uncollectible amounts and determine patient accounts receivable. These procedures also included, among others, i) evaluating management's process for developing the estimate for contractual allowances and uncollectible amounts, ii) testing the completeness and accuracy of underlying data used in the model, iii) evaluating the historical accuracy of management's process for developing the estimate of the amount which will ultimately be collected by comparing actual cash collections to the previously recorded patient accounts receivable, and iv) developing an independent expectation of the amount expected to be collected by management. Developing an independent expectation involved calculating the percentage of cash collections as compared to the recorded patient accounts receivable balance for prior years and comparing that percentage to management's collection expectation used to determine the current year estimate for contractual allowances and uncollectible amounts.

Valuation of Patient Accounts Receivable - Denied Claims

As described in Note 1 to the consolidated financial statements, the Company's Medicare claims have been subject to review by Medicare Administrative Contractors ("MACs") under various programs such as "widespread probes" and the Targeted Probe and Educate initiative. The MACs reviews have resulted in denial of payment for claims billed under certain diagnosis codes. While the Company generally appeals most of the denials of claims by the MACs, the Medicare appeals adjudication process, which is administered by the Office of Medicare Hearings and Appeals ("OMHA"), has been subject to significant delay resulting in a backlog of claims awaiting adjudication. As of December 31, 2024, there were approximately $41.0 million in denied claims that were under review or audit. As disclosed in Note 1, the Company's historical experience and success in the adjudication of these appeals is a component of management's estimate of the transaction price.

The principal considerations for our determination that performing procedures relating to the valuation of patient accounts receivable – denied claims is a critical audit matter are the significant judgment by management to estimate the ultimate expected amount of collectible accounts receivable related to denied claims. This in turn led to a high degree of auditor judgment and effort to evaluate the audit evidence obtained related to the valuation of such denied claims.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of patient accounts receivable related to denied claims, which included controls around the identification of denied claims at period-end, as well as controls to assess the reasonableness of the success rate estimates. These procedures also included, among others, i) evaluating management's process for developing the estimate for collectible amounts related to denied claims, as well as the relevance and use of the historical billing and collection data as an input to the valuation analysis, ii) evaluating the reasonableness of management's analysis and success rate estimate for denied claims by comparing it to the Company's adjudicated denied claim results, iii) performing testing over a sample of denied revenue transactions by inspecting evidence that the claim was denied, and iv) performing testing over a sample of cash collections from the historical collection data used in management's estimation of collectability.

/s/ PricewaterhouseCoopers LLP
Birmingham, Alabama
February 28, 2025

We have served as the Company's auditor since 2003.

FORM 10-K

Encompass Health Corporation and Subsidiaries

Consolidated Statements of Comprehensive Income

		For the Year Ended December 31,				
		2024		**2023**		**2022**
		(In Millions, Except Per Share Data)				
Net operating revenues	$	**5,373.2**	$	4,801.2	$	4,348.6
Operating expenses:						
Salaries and benefits		**2,901.0**		2,600.1		2,393.3
Other operating expenses		**802.6**		719.1		670.4
Occupancy costs		**57.3**		56.3		54.7
Supplies		**239.0**		218.3		202.1
General and administrative expenses		**209.2**		201.7		154.3
Depreciation and amortization		**299.6**		273.9		243.6
Total operating expenses		**4,508.7**		4,069.4		3,718.4
Loss on early extinguishment of debt		**0.6**		—		1.4
Interest expense and amortization of debt discounts and fees		**137.4**		143.5		175.7
Other (income) expense		**(20.1)**		(15.7)		5.2
Equity in net income of nonconsolidated affiliates		**(3.0)**		(3.2)		(2.9)
Income from continuing operations before income tax expense		**749.6**		607.2		450.8
Provision for income tax expense		**150.2**		132.2		100.1
Income from continuing operations		**599.4**		475.0		350.7
(Loss) income from discontinued operations, net of tax		**(2.8)**		(12.0)		15.2
Net and comprehensive income		**596.6**		463.0		365.9
Less: Net income attributable to noncontrolling interests included in continuing operations		**(140.9)**		(111.0)		(93.6)
Less: Net income attributable to noncontrolling interests included in discontinued operations		**—**		—		(1.3)
Less: Net and comprehensive income attributable to noncontrolling interests		**(140.9)**		(111.0)		(94.9)
Net and comprehensive income attributable to Encompass Health	$	**455.7**	$	352.0	$	271.0
Weighted average common shares outstanding:						
Basic		**99.9**		99.5		99.2
Diluted		**102.2**		101.3		100.4
Earnings per common share:						
Basic earnings per share attributable to Encompass Health common shareholders:						
Continuing operations	$	**4.56**	$	3.63	$	2.58
Discontinued operations		**(0.03)**		(0.12)		0.14
Net income	$	**4.53**	$	3.51	$	2.72
Diluted earnings per share attributable to Encompass Health common shareholders:						
Continuing operations	$	**4.49**	$	3.59	$	2.56
Discontinued operations		**(0.03)**		(0.12)		0.14
Net income	$	**4.46**	$	3.47	$	2.70
Amounts attributable to Encompass Health:						
Income from continuing operations	$	**458.5**	$	364.0	$	257.1
(Loss) income from discontinued operations, net of tax		**(2.8)**		(12.0)		13.9
Net income attributable to Encompass Health	$	**455.7**	$	352.0	$	271.0

The accompanying notes to consolidated financial statements are an integral part of these statements.

Encompass Health Corporation and Subsidiaries

Consolidated Balance Sheets

		As of December 31,		
		2024		**2023**
		(In Millions, Except Share Data)		
Assets				
Current assets:				
Cash and cash equivalents	$	**85.4**	$	69.1
Restricted cash		**37.7**		35.1
Accounts receivable		**598.8**		611.6
Prepaid expenses		**42.3**		34.5
Other current assets		**122.7**		91.5
Total current assets		**886.9**		841.8
Property and equipment, net		**3,643.1**		3,301.0
Operating lease right-of-use assets		**203.7**		208.5
Goodwill		**1,284.0**		1,281.3
Intangible assets, net		**297.8**		278.2
Other long-term assets		**219.2**		191.6
Total assets[1]	$	**6,534.7**	$	6,102.4
Liabilities and Shareholders' Equity				
Current liabilities:				
Current portion of long-term debt	$	**138.6**	$	24.8
Current operating lease liabilities		**26.3**		24.1
Accounts payable		**171.0**		170.0
Accrued payroll		**227.9**		207.5
Accrued interest payable		**38.6**		42.6
Other current liabilities		**238.6**		187.4
Total current liabilities		**841.0**		656.4
Long-term debt, net of current portion		**2,359.2**		2,687.8
Long-term operating lease liabilities		**189.7**		196.1
Self-insured risks		**138.6**		131.8
Deferred income tax liabilities		**105.2**		87.0
Other long-term liabilities		**51.8**		46.1
Total liabilities[1]		**3,685.5**		3,805.2
Commitments and contingencies				
Redeemable noncontrolling interests		**56.5**		42.0
Shareholders' equity:				
Encompass Health shareholders' equity:				
Common stock, $.01 par value; 200,000,000 shares authorized; issued: 116,036,500 in 2024; 115,416,676 in 2023		**1.2**		1.2
Capital in excess of par value		**1,847.0**		1,787.0
Accumulated income		**796.7**		406.5
Treasury stock, at cost (15,261,136 shares in 2024 and 15,163,909 shares in 2023)		**(577.9)**		(547.2)
Total Encompass Health shareholders' equity		**2,067.0**		1,647.5
Noncontrolling interests		**725.7**		607.7
Total shareholders' equity		**2,792.7**		2,255.2
Total liabilities[1] and shareholders' equity	$	**6,534.7**	$	6,102.4

[1] Our consolidated assets as of December 31, 2024 and December 31, 2023 include total assets of variable interest entities of $208.1 million and $207.7 million, respectively, which cannot be used by us to settle the obligations of other entities. Our consolidated liabilities as of December 31, 2024 and December 31, 2023 include total liabilities of the variable interest entities of $45.0 million and $42.2 million, respectively. See Note 3, *Variable Interest Entities.*

The accompanying notes to consolidated financial statements are an integral part of these statements.

Encompass Health Corporation and Subsidiaries

Consolidated Statements of Shareholders' Equity

	Encompass Health Common Shareholders						
	Number of Common Shares Outstanding	Common Stock	Capital in Excess of Par Value	Accumulated Income	Treasury Stock	Noncontrolling Interests	Total
				(In Millions)			
December 31, 2021	99.5	$ 1.1	$ 2,289.6	$ 141.8	$ (521.2)	$ 445.7	$2,357.0
Net income	—	—	—	271.0	—	87.7	358.7
Receipt of treasury stock	(0.1)	—	—	—	(7.7)	—	(7.7)
Dividends declared ($0.86 per share)	—	—	(11.1)	(75.2)	—	—	(86.3)
Stock-based compensation	—	—	31.7	—	—	—	31.7
Distributions declared	—	—	—	—	—	(99.5)	(99.5)
Capital contributions from consolidated affiliates	—	—	—	—	—	100.1	100.1
Spin off of Enhabit, Inc.	—	—	(595.7)	(221.9)	—	(28.4)	(846.0)
Other	0.4	—	15.7	—	(7.8)	10.4	18.3
December 31, 2022	99.8	1.1	1,730.2	115.7	(536.7)	516.0	1,826.3
Net income	—	—	—	352.0	—	102.7	454.7
Receipt of treasury stock	(0.1)	—	—	—	(8.2)	—	(8.2)
Dividends declared ($0.60 per share)	—	—	0.5	(61.2)	—	—	(60.7)
Stock-based compensation	—	—	50.6	—	—	—	50.6
Distributions declared	—	—	—	—	—	(110.0)	(110.0)
Capital contributions from consolidated affiliates	—	—	—	—	—	100.5	100.5
Other	0.6	0.1	5.7	—	(2.3)	(1.5)	2.0
December 31, 2023	100.3	1.2	1,787.0	406.5	(547.2)	607.7	2,255.2
Net income	—	—	—	455.7	—	135.8	591.5
Receipt of treasury stock	(0.2)	—	—	—	(12.1)	—	(12.1)
Dividends declared ($0.64 per share)	—	—	0.4	(65.5)	—	—	(65.1)
Stock-based compensation	—	—	48.3	—	—	—	48.3
Distributions declared	—	—	—	—	—	(121.3)	(121.3)
Repurchases of common stock in open market	(0.4)	—	—	—	(31.1)	—	(31.1)
Capital contributions from consolidated affiliates	—	—	—	—	—	134.2	134.2
Contribution of our hospital to consolidated joint venture	—	—	23.2	—	—	(30.8)	(7.6)
Other	1.1	—	(11.9)	—	12.5	0.1	0.7
December 31, 2024	100.8	$ 1.2	$ 1,847.0	$ 796.7	$ (577.9)	$ 725.7	$2,792.7

The accompanying notes to consolidated financial statements are an integral part of these statements.

Encompass Health Corporation and Subsidiaries

Consolidated Statements of Cash Flows

	For the Year Ended December 31,		
	2024	2023	2022
	(In Millions)		
Cash flows from operating activities:			
Net income	$ 596.6	$ 463.0	$ 365.9
Loss (income) from discontinued operations, net of tax	2.8	12.0	(15.2)
Adjustments to reconcile net income to net cash provided by operating activities —			
Depreciation and amortization	299.6	273.9	243.6
Amortization of debt-related items	9.7	9.5	9.7
Loss on early extinguishment of debt	0.6	—	1.4
Equity in net income of nonconsolidated affiliates	(3.0)	(3.2)	(2.9)
Distributions from nonconsolidated affiliates	4.0	1.6	4.0
Stock-based compensation	48.3	50.6	29.2
Deferred tax expense	10.7	3.9	27.9
Other, net	14.7	5.2	20.3
Changes in assets and liabilities, net of acquisitions —			
Accounts receivable	3.0	(22.4)	(16.9)
Prepaid expenses and other assets	(57.3)	6.1	8.0
Accounts payable	3.0	11.8	2.3
Accrued payroll	20.4	39.2	(31.2)
Other liabilities	52.8	15.6	7.4
Net cash (used in) provided by operating activities of discontinued operations	(3.1)	(16.0)	52.3
Total adjustments	403.4	375.8	355.1
Net cash provided by operating activities	1,002.8	850.8	705.8
Cash flows from investing activities:			
Purchases of property, equipment, and intangible assets	(642.5)	(583.1)	(584.1)
Proceeds from sale of restricted investments	18.9	7.4	—
Purchases of restricted investments	(22.5)	(23.0)	(35.2)
Other, net	(7.2)	(4.1)	(4.2)
Net cash used in investing activities of discontinued operations	—	—	(3.5)
Net cash used in investing activities	(653.3)	(602.8)	(627.0)

(Continued)

Encompass Health Corporation and Subsidiaries

Consolidated Statements of Cash Flows (Continued)

	For the Year Ended December 31,		
	2024	**2023**	**2022**
	(In Millions)		
Cash flows from financing activities:			
Principal payments on debt, including pre-payments	**(255.2)**	(7.2)	(345.8)
Principal borrowings on notes	**15.0**	20.0	11.8
Borrowings on revolving credit facility	**80.0**	60.0	240.0
Payments on revolving credit facility	**(60.0)**	(115.0)	(385.0)
Principal payments under finance lease obligations	**(21.8)**	(41.1)	(19.2)
Debt amendment and issuance costs	**(0.1)**	(0.1)	(24.1)
Repurchases of common stock, including fees and expenses	**(31.1)**	—	—
Dividends paid on common stock	**(62.8)**	(60.4)	(99.0)
Distributions paid to noncontrolling interests of consolidated affiliates	**(125.0)**	(114.7)	(96.6)
Taxes paid on behalf of employees for shares withheld	**(12.1)**	(8.2)	(7.3)
Contributions from noncontrolling interests of consolidated affiliates	**140.4**	68.3	64.1
Other, net	**2.1**	1.2	0.3
Net cash provided by financing activities of discontinued operations	**—**	—	515.1
Net cash used in financing activities	**(330.6)**	(197.2)	(145.7)
Increase (decrease) in cash, cash equivalents, and restricted cash	**18.9**	50.8	(66.9)
Cash, cash equivalents, and restricted cash at beginning of year	**104.2**	53.4	120.3
Cash, cash equivalents, and restricted cash at end of year	**$ 123.1**	$ 104.2	$ 53.4
Reconciliation of Cash, Cash Equivalents, and Restricted Cash			
Cash and cash equivalents at beginning of period	$ 69.1	$ 21.8	$ 49.4
Restricted cash at beginning of period	35.1	31.6	62.5
Restricted cash included in other long-term assets at beginning of period	—	—	0.4
Cash, cash equivalents, and restricted cash in discontinued operations at beginning of period	—	—	8.0
Cash, cash equivalents, and restricted cash at beginning of period	$ 104.2	$ 53.4	$ 120.3
Cash and cash equivalents at end of period	$ 85.4	$ 69.1	$ 21.8
Restricted cash at end of period	37.7	35.1	31.6
Cash, cash equivalents, and restricted cash at end of period	$ 123.1	$ 104.2	$ 53.4
Supplemental cash flow information:			
Cash (paid) received during the year for —			
Interest	$ (146.8)	$ (147.7)	$ (178.4)
Income tax refunds	0.7	2.7	1.0
Income tax payments	(164.5)	(109.3)	(51.2)
Supplemental schedule of noncash investing and financing activities:			
Accrued purchases of property, equipment, and intangible assets	$ 1.9	$ 26.7	$ (3.5)
Joint venture contributions	11.8	32.2	28.6

The accompanying notes to consolidated financial statements are an integral part of these statements.

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

1.   **Summary of Significant Accounting Policies:**

Organization and Description of Business—

Encompass Health Corporation, incorporated in Delaware in 1984, including its subsidiaries, is a provider of inpatient rehabilitation services. We operate hospitals in 38 states and Puerto Rico, with concentrations in Florida and Texas. As of December 31, 2024, we operated 166 inpatient rehabilitation hospitals. We are the sole owner of 101 of these hospitals. We retain 50.0% to 97.5% ownership in the remaining 65 jointly owned hospitals.

Basis of Presentation and Consolidation—

The accompanying consolidated financial statements of Encompass Health and its subsidiaries were prepared in accordance with generally accepted accounting principles in the United States of America and include the assets, liabilities, revenues, and expenses of all wholly-owned subsidiaries, majority-owned subsidiaries over which we exercise control, and, when applicable, entities in which we have a controlling financial interest. Certain prior year amounts may have been reclassified for comparative purposes to conform to the current-year financial statement presentation.

We use the equity method to account for our investments in entities we do not control, but where we have the ability to exercise significant influence over operating and financial policies. Consolidated *Net income attributable to Encompass Health* includes our share of the net earnings of these entities. The difference between consolidation and the equity method impacts certain of our financial ratios because of the presentation of the detailed line items reported in the consolidated financial statements for consolidated entities compared to a one line presentation of equity method investments.

We eliminate all significant intercompany accounts and transactions from our financial results.

Variable Interest Entities—

Any entity considered a variable interest entity ("VIE") is evaluated to determine which party is the primary beneficiary and thus should consolidate the VIE. This analysis is complex, involves uncertainties, and requires significant judgment on various matters. In order to determine if we are the primary beneficiary of a VIE, we must determine what activities most significantly impact the economic performance of the entity, whether we have the power to direct those activities, and if our obligation to absorb losses or receive benefits from the VIE could potentially be significant to the VIE.

Use of Estimates and Assumptions—

The preparation of our consolidated financial statements in conformity with GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions are used for, but not limited to: (1) revenue reserves for contractual adjustments and uncollectible amounts; (2) fair value of acquired assets and assumed liabilities in business combinations; (3) asset impairments, including goodwill; (4) depreciable lives of assets; (5) useful lives of intangible assets; (6) economic lives and fair value of leased assets; (7) income tax valuation allowances; (8) uncertain tax positions; (9) fair value of stock options and restricted stock containing a market condition; (10) fair value of redeemable noncontrolling interests; (11) reserves for self-insured healthcare plans; (12) reserves for professional, workers' compensation, and comprehensive general insurance liability risks; and (13) contingency and litigation reserves. Future events and their effects cannot be predicted with certainty; accordingly, our accounting estimates require the exercise of judgment. The accounting estimates used in the preparation of our consolidated financial statements will change as new events occur, as more experience is acquired, as additional information is obtained, and as our operating environment changes. We evaluate and update our assumptions and estimates on an ongoing basis and may employ outside experts to assist in our evaluation, as considered necessary. Actual results could differ from those estimates.

FORM 10-K

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Risks and Uncertainties—

As a healthcare provider, we are required to comply with extensive and complex laws and regulations at the federal, state, and local government levels. These laws and regulations relate to, among other things:

- licensure, certification, and accreditation;

- policies, either at the national or local level, delineating what conditions must be met to qualify for reimbursement under Medicare (also referred to as coverage requirements);

- coding and billing for services;

- requirements of the 60% compliance threshold under The Medicare, Medicaid and State Children's Health Insurance Program (SCHIP) Extension Act of 2007;

- relationships with physicians and other referral sources, including physician self-referral and anti-kickback laws;

- quality of medical care;

- use and maintenance of medical supplies and equipment;

- maintenance and security of patient information and medical records;

- minimum staffing;

- acquisition and dispensing of pharmaceuticals and controlled substances;

- pricing transparency and similar consumer protection rules; and

- disposal of medical and hazardous waste.

In the future, changes in these laws or regulations or the manner in which they are enforced could subject our current or past practices to allegations of impropriety or illegality or could require us to make changes in our hospitals, equipment, personnel, services, capital expenditure programs, operating procedures, contractual arrangements, and patient admittance practices.

If we fail to comply with applicable laws and regulations, we could be required to return portions of reimbursements deemed after the fact to have not been appropriate. We could also be subjected to liabilities, including (1) criminal penalties, (2) civil penalties, including monetary penalties and the loss of our licenses to operate one or more of our hospitals, and (3) exclusion or suspension of one or more of our hospitals from participation in the Medicare, Medicaid, and other federal and state healthcare programs which, if lengthy in duration and material to us, could potentially trigger a default under our credit agreement. Because Medicare comprises a significant portion of our *Net operating revenues*, failure to comply with the laws and regulations governing the Medicare program and related matters, including anti-kickback and anti-fraud requirements, could materially and adversely affect us. Specifically, reductions in reimbursements, substantial damages, and other remedies assessed against us could have a material adverse effect on our business, financial position, results of operation, and cash flows. Even the assertion of a violation, depending on its nature, could have a material adverse effect upon our stock price or reputation and could cost us significant time and expense to defend.

Historically, the United States Congress and some state legislatures have periodically proposed significant changes in regulations governing the healthcare system. Many of these changes have resulted in limitations on the increases in and, in some cases, significant roll-backs or reductions in the levels of payments to healthcare providers for services under many government reimbursement programs. There can be no assurance that future governmental initiatives will not result in reimbursement freezes and reductions, or reimbursement increases that are less than the increases we experience in our costs of operation. Because we receive a significant percentage of our revenues from Medicare, such changes in legislation might have a material adverse effect on our financial position, results of operations, and cash flows.

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

FORM 10-K

In addition, there are increasing pressures from many third-party payors to control healthcare costs and to reduce or limit increases in reimbursement rates for medical services. Our relationships with managed care and nongovernmental third-party payors are generally governed by negotiated agreements. These agreements set forth the amounts we are entitled to receive for our services. We could be adversely affected in some of the markets where we operate if we are unable to negotiate and maintain favorable agreements with third-party payors.

Our third-party payors may also, from time to time, request audits of the amounts paid, or to be paid, to us. We could be adversely affected in some of the markets where we operate if the auditing payor alleges substantial overpayments were made to us due to coding errors or lack of documentation to support medical necessity determinations.

As discussed in Note 17, *Contingencies and Other Commitments*, we are a party to a number of lawsuits. We cannot predict the outcome of litigation filed against us. Substantial damages or other monetary remedies assessed against us could have a material adverse effect on our business, financial position, results of operations, and cash flows.

Net Operating Revenues—

Our *Net operating revenues* disaggregated by payor source are as follows (in millions):

	Year Ended December 31,		
	2024	**2023**	**2022**
Medicare	$ 3,495.3	$ 3,126.1	$ 2,843.1
Medicare Advantage	903.7	776.1	654.6
Managed care	579.2	531.4	505.2
Medicaid	179.4	190.7	183.3
Other third-party payors	41.7	41.8	39.5
Workers' compensation	27.8	25.8	24.7
Patients	15.9	14.9	16.6
Other income	130.2	94.4	81.6
Total	$ 5,373.2	$ 4,801.2	$ 4,348.6

We record *Net operating revenues* on an accrual basis using our best estimate of the transaction price for the type of service provided to the patient. Our estimate of the transaction price includes estimates of price concessions for such items as contractual allowances, potential adjustments that may arise from payment and other reviews, and uncollectible amounts. Our accounting systems calculate contractual allowances on a patient-by-patient basis based on the rates in effect for each primary third-party payor. Adjustments related to payment reviews by third-party payors or their agents are based on our historical experience and success rates in the claims adjudication process. Estimates for uncollectible amounts are based on the aging of our accounts receivable, our historical collection experience for each type of payor, and other relevant factors.

Management continually reviews the revenue transaction price estimation process to consider and incorporate updates to laws and regulations and the frequent changes in managed care contractual terms that result from contract renegotiations and renewals. Due to complexities involved in determining amounts ultimately due under reimbursement arrangements with third-party payors, which are often subject to interpretation, we may receive reimbursement for healthcare services authorized and provided that is different from our estimates, and such differences could be material. In addition, laws and regulations governing the Medicare and Medicaid programs are complex, subject to interpretation, and are routinely modified for provider reimbursement. All healthcare providers participating in the Medicare and Medicaid programs are required to meet certain financial reporting requirements. Federal regulations require submission of annual cost reports covering medical costs and expenses associated with the services provided under each hospital provider number to program beneficiaries. Annual cost reports required under the Medicare and Medicaid programs are subject to routine audits, which may result in adjustments to the amounts ultimately determined to be due to Encompass Health under these reimbursement programs. These audits often require several years to reach the final determination of amounts earned under the programs. If actual results are not consistent with our assumptions and judgments, we may be exposed to gains or losses that could be material.

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

The Centers for Medicare & Medicaid Services ("CMS") has been granted authority to suspend payments, in whole or in part, to Medicare providers if CMS possesses reliable information an overpayment, fraud, or willful misrepresentation exists. If CMS suspects payments are being made as the result of fraud or misrepresentation, CMS may suspend payment at any time without providing prior notice to us. The initial suspension period is limited to 180 days. However, the payment suspension period can be extended almost indefinitely if the matter is under investigation by the United States Department of Health and Human Services Office of Inspector General (the "HHS-OIG") or the United States Department of Justice (the "DOJ"). Therefore, we are unable to predict if or when we may be subject to a suspension of payments by the Medicare and/or Medicaid programs, the possible length of the suspension period, or the potential cash flow impact of a payment suspension. Any such suspension would adversely impact our financial position, results of operations, and cash flows.

Pursuant to legislative directives and authorizations from Congress, CMS has developed and instituted various Medicare audit programs under which CMS contracts with private companies to conduct claims and medical record audits. As a matter of course, we undertake significant efforts through training and education to ensure compliance with Medicare requirements. However, past audits have led, and future audits may lead, to assertions we have been underpaid or overpaid by Medicare or submitted improper claims in some instances. Ultimately, audits may require us to refund any amounts determined to have been overpaid. Audits also require us to incur additional costs to respond to requests for records and defend the validity of payments and claims. In some circumstances auditors assert the authority to extrapolate denial rationales to large pools of claims not actually audited, which could increase the impact of the audit. We cannot predict when or how these audit programs will affect us.

Medicare Administrative Contractors ("MACs"), under programs known as "widespread probes," have conducted pre-payment claim reviews of our Medicare billings and in some cases denied payment for certain diagnosis codes. We dispute, or "appeal," most of these denials. As discussed above, our historical experience and success in the adjudication of these appeals is a component of our estimate of transaction price. The Medicare appeals adjudication process is administered by the Office of Medicare Hearings and Appeals ("OMHA") and has been subject to significant delay resulting in a backlog of claims awaiting adjudication. Beginning in March 2020, OMHA increased the frequency of hearings and the number of claims set at each hearing, which we believe adds to the substantive and procedural deficiencies in the appeals process. During 2022, the backlog of "widespread probe" claims adjudicated by the administrative law judge ("ALJ") continued and were substantially resolved. This OMHA practice resulted in a reduction in our success in the adjudication of these appeals, but have increased the pace of recovery of these claims. We have appealed certain adverse ALJ rulings to the Department Appeals Board ("DAB"), the final level of administrative review. As of December 31, 2024, approximately $4 million and $30 million in denied claims are awaiting review at the ALJ and DAB levels, respectively. In addition, we have appealed approximately $7 million in claims denied by the DAB pending review by the United States district courts as of December 31, 2024.

During the fourth quarter of 2023, we recorded an additional reserve totaling $21.9 million related to appeals pending before the DAB and several federal district courts. The increase in reserve was driven primarily by an increase in unfavorable adjudication outcomes experienced at the DAB during the second half of 2023 and largely offsets the remaining net carrying value of these claims. These appeals related primarily to claims denied prior to 2018. This adjustment did not impact our reserve methodology for ongoing claims audit programs, including TPE and IRF RCD (defined and discussed below). We will continue to pursue ongoing appeals before the DAB and federal district courts where economically beneficial.

Under CMS's Targeted Probe and Educate ("TPE") program, MACs use data analysis to identify healthcare providers with unusual billing practices, high claim error rates, and items and services that have high national error rates. Once a MAC selects a provider for claims review, the initial volume of claims review is limited to 20 to 40 claims. The TPE program includes up to three rounds of claims review if necessary with corresponding provider education and a subsequent period to allow for improvement. If results do not improve sufficiently after three rounds, the MAC may refer the provider to CMS for further action, which may include extrapolation of error rates to a broader universe of claims or referral to a UPIC or RAC (defined below). We cannot predict the impact of the TPE program on our ability to collect claims on a timely basis.

On December 14, 2020, CMS announced a five-year review choice demonstration for inpatient rehabilitation services (the "IRF RCD"), under which Medicare reimbursement claims are assessed for compliance with applicable coverage and clinical documentation requirements. In August 2023, IRFs located in Alabama began participation in IRF RCD. On March 1, 2024, CMS announced the expansion of IRF RCD, effective June 17, 2024, to include IRFs located in Pennsylvania and billing to a certain MAC. We do not bill to that MAC, so we are not subject to the program in Pennsylvania at this time. CMS plans to

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

expand IRF RCD further to Texas and California, but the timing for doing so is not known. CMS also intends to expand the IRF RCD program after the initial four state rollout but has yet to provide details of that expansion.

Under the IRF RCD, participating IRFs have an initial choice between pre-claim or post-payment review of 100% of Medicare claims submitted to demonstrate compliance with applicable requirements during the first six-month review period or cycle. We elected the pre-claim review option for our IRFs in Alabama for the first cycle. Under the pre-claim review choice, services can begin prior to the submission of the review request and continue while the decision is being made. The pre-claim review request with required documentation must be submitted, reviewed, and approved before the final claim is paid. If a certain percentage of the claims reviewed are found to be valid, the IRF may then opt out of the 100% review. The opt-out validation percentages for the second and third cycles were 85% or greater and 90% or greater, respectively. In opting out, the IRF may elect spot prepayment reviews of samples consisting of 5% of total claims or selective post-payment review of a statistically valid random sample. Our claim validation rate for the first cycle ending in February 2024 exceeded the required 80% at our IRFs in Alabama. For the second cycle, which began on May 1, 2024, we elected not to opt out, so our IRFs in Alabama remained subject to the 100% pre-claim review. None of our IRFs in Alabama achieved the 85% claim validation rate for the second cycle ending in October 2024. We believe many of the non-affirmations in the second cycle were based on application of improper standards or requirements that directly conflict with the Medicare coverage criteria for IRFs. In the third cycle, we are again submitting 100% of review requests pre-claim. We have engaged, and will continue to engage, with the MAC and CMS to ensure the review process is consistent with existing rules, regulations and statutes. Given the inconsistent review process applied by the MAC across the previous two cycles, we cannot predict the impact, if any, IRF RCD may have on the collectability of our Medicare claims over its five-year term and ultimately our financial position, results of operations, and cash flows.

In connection with CMS approved and announced Recovery Audit Contractors ("RACs") audits related to IRFs, we received requests from 2013 to 2024 to review certain patient files for discharges occurring from 2010 to 2024. These RAC audits are focused on identifying Medicare claims that may contain improper payments. RAC contractors must have CMS approval before conducting these focused reviews which cover issues ranging from billing documentation to medical necessity. Medical necessity is an assessment by an independent physician of a patient's ability to tolerate and benefit from intensive multi-disciplinary therapy provided in an IRF setting.

CMS has also established other types of contractors, including the Unified Program Integrity Contractors ("UPICs") and the Supplemental Medical Review Contractor ("SMRC"). The UPICs conduct audits with a focus on potential fraud and abuse issues. Like the RACs, the UPICs conduct audits and have the ability to refer matters to the HHS-OIG or the DOJ. Unlike RACs, UPICs do not receive a specific financial incentive based on the amount of the error as a result of UPIC audits. We have, from time to time, received UPIC record requests which have resulted in claim denials on paid claims. We have appealed substantially all UPIC denials arising from these audits using the same process we follow for appealing other denials by contractors. As of December 31, 2024, we have appealed $18.0 million of overpayment determination related to one UPIC audit to the DAB, challenging both the denials and the improper use of extrapolation. It is not possible to predict when this matter will be resolved or the ultimate outcome. The SMRC conducts nationwide medical reviews of Medicare claims to determine compliance with coverage, coding, payment, and billing requirements. During the first quarter of 2023, the SMRC initiated a review of a subset of claims from March 2020 through December 2020 totaling approximately $21 million. We have received initial results for the claims under review and, as of December 31, 2024, approximately 89% of these have been approved with $0.1 million still under appeal.

To date, the Medicare claims that are subject to these post-payment audit requests represent less than 1% of our Medicare patient discharges from 2010 to 2024. Because we have confidence in the medical judgment of both the referring and admitting physicians who assess the treatment needs of their patients, we have appealed substantially all claim denials arising from these audits using the same process we follow for appealing denials by MACs. Due to the delays announced by CMS in the related adjudication process discussed above, we believe the resolution of any claims that are subsequently denied as a result of these claim audits could take several years. In addition, because we have limited experience with UPICs and RACs in the context of claims reviews of this nature, we cannot provide assurance as to the timing or outcomes of these disputes. As such, we make estimates for these claims based on our historical experience and success rates in the claims adjudication process, which is the same process we follow for denials by MACs. During 2024, 2023, and 2022, our adjustment to *Net operating revenues* for claims that are part of this post-payment claims review process was not material.

FORM 10-K

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Our performance obligations relate to contracts with a duration of less than one year. Therefore, we elected to apply the optional exemption to not disclose the aggregate amount of the transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied at the end of the reporting period. These unsatisfied or partially unsatisfied performance obligations primarily relate to services provided at the end of the reporting period.

We are subject to changes in government legislation that could impact Medicare payment levels and changes in payor patterns that may impact the level and timing of payments for services rendered.

Net operating revenues are recognized over time as the services are provided to the patient. The performance obligation is the rendering of services to the patient during the term of their inpatient stay. Revenues are recognized (or measured) using the input method as therapy, nursing, and auxiliary services are provided based on our estimate of the respective transaction price. Revenues recognized are subject to a number of elements which impact both the overall amount of revenue realized as well as the timing of the collection of the related accounts receivable. Factors considered in determining the estimated transaction price include the patient's total length of stay for in-house patients, each patient's discharge destination, the proportion of patients with secondary insurance coverage and the level of reimbursement under that secondary coverage, and the amount of charges that will be disallowed by payors. Such additional factors are assumed to remain consistent with the experience for patients discharged in similar time periods for the same payor classes.

Cash and Cash Equivalents—

Cash and cash equivalents include highly liquid investments with maturities of three months or less when purchased. Carrying values of *Cash and cash equivalents* approximate fair value due to the short-term nature of these instruments.

We maintain amounts on deposit with various financial institutions, which may, at times, exceed federally insured limits. However, management periodically evaluates the credit-worthiness of those institutions, and we have not experienced any losses on such deposits.

Marketable Securities—

We record all equity securities with readily determinable fair values and for which we do not exercise significant influence at fair value and record the change in fair value for the reporting period in our consolidated statements of comprehensive income.

Accounts Receivable—

We report accounts receivable from services rendered at their estimated transaction price which takes into account price concessions from federal and state agencies (under the Medicare and Medicaid programs), managed care health plans, commercial insurance companies, workers' compensation programs, employers, and patients. Our accounts receivable are concentrated by type of payor. The concentration of patient service accounts receivable by payor class, as a percentage of total patient service accounts receivable, is as follows:

	As of December 31,	
	2024	**2023**
Medicare	55.5 %	57.6 %
Managed care and other discount plans, including Medicare Advantage	34.3 %	32.3 %
Medicaid	4.0 %	4.0 %
Other third-party payors	2.8 %	2.7 %
Workers' compensation	2.6 %	2.5 %
Patients	0.8 %	0.9 %
Total	100.0 %	100.0 %

While revenues and accounts receivable from the Medicare program are significant to our operations, we do not believe there are significant credit risks associated with this government agency. We do not believe there are any other

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

FORM 10-K

significant concentrations of revenues from any particular payor that would subject us to any significant credit risks in the collection of our accounts receivable.

Accounts requiring collection efforts are reviewed via system-generated work queues that automatically stage (based on age and size of outstanding balance) accounts requiring collection efforts for patient account representatives. Collection efforts include contacting the applicable party (both in writing and by telephone), providing information (both financial and clinical) to allow for payment or to overturn payor decisions to deny payment, and arranging payment plans with self-pay patients, among other techniques. When we determine all in-house efforts have been exhausted or it is a more prudent use of resources, accounts may be turned over to a collection agency.

The collection of outstanding receivables from Medicare, managed care payors, other third-party payors, and patients is our primary source of cash and is critical to our operating performance. While it is our policy to verify insurance prior to a patient being admitted, there are various exceptions that can occur. Such exceptions include instances where we are (1) unable to obtain verification because the patient's insurance company was unable to be reached or contacted, (2) a determination is made that a patient may be eligible for benefits under various government programs, such as Medicaid, and it takes several days, weeks, or months before qualification for such benefits is confirmed or denied, and (3) the patient is transferred to our hospital from an acute care hospital without having access to a credit card, cash, or check to pay the applicable patient responsibility amounts (i.e., deductibles and co-payments).

Our primary collection risks relate to patient responsibility amounts and claims reviews conducted by MACs or other contractors. Patient responsibility amounts include accounts for which the patient was the primary payor or the primary insurance carrier has paid the amounts covered by the applicable agreement, but patient co-payment amounts remain outstanding. Changes in the economy, such as increased unemployment rates or periods of recession, can further exacerbate our ability to collect patient responsibility amounts.

If actual results are not consistent with our assumptions and judgments, we may be exposed to gains or losses that could be material. Changes in general economic conditions, business office operations, payor mix, or trends in federal or state governmental and private employer healthcare coverage could affect our collection of accounts receivable, financial position, results of operations, and cash flows.

Property and Equipment—

We report land, buildings, improvements, vehicles, and equipment at cost, net of accumulated depreciation and amortization and any asset impairments. We depreciate our assets using the straight-line method over the shorter of the estimated useful life of the assets or life of the underlying leases. Useful lives are generally as follows:

	Years
Buildings	10 to 30
Leasehold improvements	2 to 15
Vehicles	5
Furniture, fixtures, and equipment	3 to 10

Maintenance and repairs of property and equipment are expensed as incurred. We capitalize replacements and betterments that increase the estimated useful life of an asset. We capitalize pre-acquisition costs when they are directly identifiable with a specific property, the costs would be capitalizable if the property were already acquired, and acquisition of the property is probable. We capitalize interest expense on major construction and development projects while in progress.

We retain fully depreciated assets in property and accumulated depreciation accounts until we remove them from service. In the case of sale, retirement, or disposal, the asset cost and related accumulated depreciation balances are removed from the respective accounts, and the resulting net amount, less any proceeds, is included as a component of income from continuing operations in the consolidated statements of comprehensive income. However, if the sale, retirement, or disposal involves a discontinued operation, the resulting net amount, less any proceeds, is included in the results of discontinued operations.

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Leases—

We determine if an arrangement is a lease or contains a lease at inception and perform an analysis to determine whether the lease is an operating lease or a finance lease. We measure right-of-use assets and lease liabilities at the lease commencement date based on the present value of the remaining lease payments. As most of our leases do not provide a readily determinable implicit rate, we estimate an incremental borrowing rate based on the credit quality of the Company and by comparing interest rates available in the market for similar borrowings, and adjusting this amount based on the impact of collateral over the term of each lease. We use this rate to discount the remaining lease payments in measuring the right-of-use asset and lease liability. We use the implicit rate when readily determinable. We recognize lease expense for operating leases on a straight-line basis over the lease term. For our finance leases, we recognize amortization expense from the amortization of the right-of-use asset and interest expense on the related lease liability. Certain of our lease agreements contain annual escalation clauses based on changes in the Consumer Price Index. The changes to the Consumer Price Index, as compared to our initial estimate at the lease commencement date, are treated as variable lease payments and recognized in the period in which the obligation for those payments was incurred. In general, we do not account for lease and non-lease components separately for purposes of establishing right-of-use assets and lease liabilities.

Leases with an initial term of twelve months or less are not recorded on the consolidated balance sheets. We recognize lease expense for these leases on a straight-line basis over the lease term.

Goodwill and Other Intangible Assets—

We are required to test our goodwill and indefinite-lived intangible asset for impairment at least annually, absent some triggering event that would accelerate an impairment assessment. Absent any impairment indicators, we perform this impairment testing as of October 1st of each year. We recognize an impairment charge for any amount by which the carrying amount of the asset exceeds its implied fair value. We present an impairment charge as a separate line item within income from continuing operations in the consolidated statements of comprehensive income, unless the impairment is associated with a discontinued operation. In that case, we include the impairment charge, on a net-of-tax basis, within the results of discontinued operations.

We assess qualitative factors in our single reporting unit to determine whether it is necessary to perform the quantitative impairment test. If, based on this qualitative assessment, we were to believe we must perform the quantitative impairment test, we would determine the fair value of our reporting unit using generally accepted valuation techniques including the income approach and the market approach. The income approach includes the use of our reporting unit's discounted projected operating results and cash flows. This approach includes many assumptions related to pricing and volume, operating expenses, capital expenditures, discount factors, tax rates, etc. Changes in economic and operating conditions impacting these assumptions could result in goodwill impairment in future periods. We reconcile the estimated fair value of our reporting unit to our market capitalization. When we dispose of a hospital, goodwill is allocated to the gain or loss on disposition using the relative fair value methodology.

We assess qualitative factors related to our indefinite-lived intangible asset to determine whether it is necessary to perform the quantitative impairment test. If, based on this qualitative assessment, we were to believe we must perform the quantitative impairment test, we would determine the fair value of our indefinite-lived intangible asset using generally accepted valuation techniques including the relief-from-royalty method. This method is a form of the income approach in which value is equated to a series of cash flows and discounted at a risk-adjusted rate. It is based on a hypothetical royalty, calculated as a percentage of forecasted revenue, that we would otherwise be willing to pay to use the asset, assuming it were not already owned. This approach includes assumptions related to pricing and volume, as well as a royalty rate a hypothetical third party would be willing to pay for use of the asset. When making our royalty rate assumption, we consider rates paid in arms-length licensing transactions for assets comparable to our asset.

We amortize the cost of intangible assets with finite useful lives over their respective estimated useful lives to their estimated residual value. As of December 31, 2024, none of our finite useful lived intangible assets has an estimated residual value. We also review these assets for impairment whenever events or changes in circumstances indicate we may not be able to recover the asset's carrying amount.

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

The range of estimated useful lives and the amortization basis for our intangible assets, excluding goodwill, are generally as follows:

	Estimated Useful Life and Amortization Basis
Certificates of need	10 to 30 years using straight-line basis
Licenses	10 to 20 years using straight-line basis
Noncompete agreements	1 to 18 years using straight-line basis
Trade names:	
Encompass	indefinite-lived asset
All other	10 to 20 years using straight-line basis
Internal-use software	3 to 7 years using straight-line basis
Market access assets	20 years using accelerated basis

We capitalize the costs of obtaining or developing internal-use software, including external direct costs of material and services and certain directly related payroll costs. Amortization begins when the internal-use software is ready for its intended use. Costs incurred during the preliminary project and post-implementation stages, as well as maintenance and training costs, are expensed as incurred.

Impairment of Long-Lived Assets and Other Intangible Assets—

We assess the recoverability of long-lived assets (excluding goodwill and our indefinite-lived asset) and identifiable acquired intangible assets with finite useful lives, whenever events or changes in circumstances indicate we may not be able to recover the asset's carrying amount. We measure the recoverability of assets to be held and used by a comparison of the carrying amount of the asset to the expected net future cash flows to be generated by that asset, or, for identifiable intangibles with finite useful lives, by determining whether the amortization of the intangible asset balance over its remaining life can be recovered through undiscounted future cash flows. The amount of impairment of identifiable intangible assets with finite useful lives, if any, to be recognized is measured based on projected discounted future cash flows. We measure the amount of impairment of other long-lived assets (excluding goodwill) as the amount by which the carrying value of the asset exceeds the fair market value of the asset, which is generally determined based on projected discounted future cash flows or appraised values. We classify long-lived assets to be disposed of other than by sale as held and used until they are disposed. We report long-lived assets to be disposed of by sale as held for sale and recognize those assets in the balance sheet at the lower of carrying amount or fair value less cost to sell, and we cease depreciation.

Financing Costs—

We amortize financing costs using the effective interest method over the expected life of the related debt. Excluding financing costs related to our revolving line of credit (which are included in *Other long-term assets*), financing costs are presented as a direct deduction from the face amount of the financings. The related expense is included in *Interest expense and amortization of debt discounts and fees* in our consolidated statements of comprehensive income.

We accrete discounts and amortize premiums using the effective interest method over the expected life of the related debt, and we report discounts or premiums as a direct deduction from, or addition to, the face amount of the financing. The related income or expense is included in *Interest expense and amortization of debt discounts and fees* in our consolidated statements of comprehensive income.

Fair Value Measurements—

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions market participants would use in pricing an asset or liability.

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

The basis for these assumptions establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

- *Level 1* – Observable inputs such as quoted prices in active markets;

- *Level 2* – Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

- *Level 3* – Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Assets and liabilities measured at fair value are based on one or more of three valuation techniques. The three valuation techniques are as follows:

- *Market approach* – Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

- *Cost approach* – Amount that would be required to replace the service capacity of an asset (i.e., replacement cost); and

- *Income approach* – Techniques to convert future cash flows to a single present amount based on market expectations (including present value techniques, option-pricing models, and lattice models).

Our financial instruments consist mainly of cash and cash equivalents, restricted cash, restricted marketable securities, accounts receivable, accounts payable, letters of credit, and long-term debt. The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, and accounts payable approximate fair value because of the short-term maturity of these instruments. The fair value of our letters of credit is deemed to be the amount of payment guaranteed on our behalf by third-party financial institutions. We determine the fair value of our long-term debt using quoted market prices, when available, or discounted cash flows based on various factors, including maturity schedules, call features, and current market rates.

On a recurring basis, we are required to report our restricted marketable securities at fair value. The fair values of our restricted marketable securities are determined based on quoted market prices in active markets or quoted prices, dealer quotations, or alternative pricing sources supported by observable inputs in markets that are not considered to be active.

In addition, there are assets and liabilities that are not required to be reported at fair value on a recurring basis. However, these assets may be recorded at fair value as a result of impairment charges or other adjustments made to the carrying value of the applicable assets. The fair value of our property and equipment is determined using discounted cash flows and significant unobservable inputs, unless there is an offer to purchase such assets, which could be the basis for determining fair value. The fair value of our intangible assets, excluding goodwill, is determined using discounted cash flows and significant unobservable inputs. The fair value of our goodwill is determined using discounted projected operating results and cash flows, which involve significant unobservable inputs.

See also the "Redeemable Noncontrolling Interests" section of this note.

Noncontrolling Interests in Consolidated Affiliates—

The consolidated financial statements include all assets, liabilities, revenues, and expenses of less-than-100%-owned affiliates we control. Accordingly, we have recorded noncontrolling interests in the earnings and equity of such entities. We record adjustments to noncontrolling interests for the allocable portion of income or loss to which the noncontrolling interests holders are entitled based upon their portion of the subsidiaries they own. Distributions to holders of noncontrolling interests are adjusted to the respective noncontrolling interests holders' balance.

Effective July 1, 2024, we expanded our existing joint venture with Piedmont Healthcare ("Piedmont"), which we control, by contributing the assets and operations of our previously wholly-owned 70-bed hospital in Augusta, Georgia. Piedmont contributed approximately $90 million on July 1, 2024, which indirectly resulted in Piedmont obtaining a 50% ownership interest in the hospital. As a result of this transaction, we recorded a post-tax gain of $23.2 million increasing *Capital in excess of par value* on the consolidated statement of shareholders' equity for the year ended December 31, 2024. The

contribution from Piedmont is included in *Contributions from noncontrolling interests of consolidated affiliates* on the consolidated statement of cash flows for the year ended December 31, 2024.

Redeemable Noncontrolling Interests—

Certain of our joint venture agreements contain provisions that allow our partners to require us to purchase their interests in the joint venture at fair value at certain points in the future. Because these noncontrolling interests provide for redemption features that are not solely within our control, we classify them as *Redeemable noncontrolling interests* outside of permanent equity in our consolidated balance sheets. At the end of each reporting period, we compare the carrying value of the *Redeemable noncontrolling interests* to their estimated redemption value. If the estimated redemption value is greater than the current carrying value, the carrying value is adjusted to the estimated redemption value, with the adjustments recorded through equity in the line item *Capital in excess of par value*.

The fair value of our *Redeemable noncontrolling interests* in our joint venture entities is determined primarily using the income approach. The income approach includes the use of the joint venture entities' projected operating results and cash flows discounted using a rate that reflects market participant assumptions for the applicable joint venture entity, or *Level 3* inputs. The projected operating results use management's best estimates of economic and market conditions over the forecasted periods including assumptions for pricing and volume, operating expenses, and capital expenditures.

Share-Based Payments—

Encompass Health has shareholder-approved stock-based compensation plans that provide for the granting of stock-based compensation to certain employees and directors. All share-based payments to employees are recognized in the financial statements based on their estimated grant-date fair value and amortized on a straight-line basis over the applicable requisite service period.

Litigation Reserves—

We accrue for loss contingencies associated with outstanding litigation for which management has determined it is probable a loss contingency exists and the amount of loss can be reasonably estimated. If the accrued amount associated with a loss contingency is greater than $5.0 million, we also accrue estimated future legal fees associated with the loss contingency. This requires management to estimate the amount of legal fees that will be incurred in the defense of the litigation. These estimates are based on our expectations of the scope, length to complete, and complexity of the claims. In the future, additional adjustments may be recorded as the scope, length to complete, or complexity of outstanding litigation changes.

Advertising Costs—

We expense costs of print, radio, television, and other advertisements as incurred. Advertising expenses, primarily included in *Other operating expenses* within the accompanying consolidated statements of comprehensive income, were $5.8 million, $6.1 million, and $6.3 million in each of the years ended December 31, 2024, 2023, and 2022, respectively.

Income Taxes—

We provide for income taxes using the asset and liability method. This approach recognizes the amount of income taxes payable or refundable for the current year, as well as deferred tax assets and liabilities for the future tax consequence of events recognized in the consolidated financial statements and income tax returns. Deferred income tax assets and liabilities are adjusted to recognize the effects of changes in tax laws or enacted tax rates.

A valuation allowance is required when it is more likely than not some portion of the deferred tax assets will not be realized. Realization is dependent on generating sufficient future taxable income in the applicable tax jurisdiction. On a quarterly basis, we assess the likelihood of realization of our deferred tax assets considering all available evidence, both positive and negative. Our most recent operating performance, the scheduled reversal of temporary differences, our forecast of taxable income in future periods by jurisdiction, our ability to sustain a core level of earnings, and the availability of prudent tax planning strategies are important considerations in our assessment.

We evaluate our tax positions and establish assets and liabilities in accordance with the applicable accounting guidance on uncertainty in income taxes. We review these tax uncertainties in light of changing facts and circumstances, such as the progress of tax audits, and adjust them accordingly. We have used the with-and-without method to determine when we will recognize excess tax benefits from stock-based compensation.

Encompass Health and its corporate subsidiaries file a consolidated federal income tax return. Some subsidiaries consolidated for financial reporting purposes are not part of the consolidated group for federal income tax purposes and file separate federal income tax returns. State income tax returns are filed on a separate, combined, or consolidated basis in accordance with relevant state laws and regulations. Partnerships, limited liability companies, and other pass-through entities we consolidate or account for using the equity method of accounting may file separate federal, state, and local income tax returns. We include the allocable portion of each pass-through entity's income or loss in our federal income tax return. We allocate the remaining income or loss of each pass-through entity to the other partners or members who are responsible for their portion of the taxes. We included the activity of Enhabit, Inc. and its subsidiaries in our consolidated and combined tax filings for 2022 up through the date of the Spin Off, which is defined and described in Note 2, *Spin Off of Home Health and Hospice Business.* Subsequent to the Spin Off, Enhabit, Inc. and its subsidiaries are no longer included in our consolidated and combined filings.

Assets and Liabilities in and Results of Discontinued Operations—

We report the disposal of the component, or group of components, as discontinued operations only when it represents a strategic shift that has, or will have, a major effect on our operations and financial results. In the period a component of an entity has been disposed of or classified as held for sale, we reclassify the results of operations for current and prior periods into a single caption titled *(Loss) income from discontinued operations, net of tax*. In addition, we classify the assets and liabilities of those components as current and noncurrent assets and liabilities within *Other current assets*, *Other long-term assets*, *Other current liabilities*, and *Other long-term liabilities* in our consolidated balance sheets. We also classify cash flows related to discontinued operations as one line item within each category of cash flows in our consolidated statements of cash flows.

Earnings per Common Share—

The calculation of earnings per common share is based on the weighted-average number of our common shares outstanding during the applicable period. The calculation for diluted earnings per common share recognizes the effect of all potential dilutive common shares that were outstanding during the respective periods, unless their impact would be antidilutive. The calculation of earnings per common share also considers the effect of participating securities. Stock-based compensation awards that contain nonforfeitable rights to dividends and dividend equivalents, such as our restricted stock units, are considered participating securities and are included in the computation of earnings per common share pursuant to the two-class method. In applying the two-class method, earnings are allocated to both common stock shares and participating securities based on their respective weighted-average shares outstanding for the period.

Treasury Stock—

Shares of common stock repurchased by us are recorded at cost as treasury stock. When shares are reissued, we use an average cost method to determine cost. The difference between the cost of the shares and the re-issuance price is added to or deducted from *Capital in excess of par value*. We account for the retirement of treasury stock as a reduction of retained earnings.

Comprehensive Income—

Comprehensive income is comprised of *Net income* and changes in unrealized gains or losses on available-for-sale securities and is included in the consolidated statements of comprehensive income.

Recently Adopted Accounting Pronouncements—

In November 2023, the FASB issued ASU 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures," which requires all public entities, including entities with a single reportable segment, to provide disclosure of (1) significant segment expenses that are regularly provided to the chief operating decision maker ("CODM") and

included within each reported measure of segment profit or loss, (2) the amount and description of the composition of other segment items which reconcile to segment profit or loss, and (3) the title and position of the entity's CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and allocating resources. ASU 2023-07 was effective for us beginning January 1, 2024. The disclosures required are presented in Note 18, *Segment Reporting*.

Recent Accounting Pronouncements Not Yet Adopted—

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures," which intends to improve the transparency of income tax disclosures by requiring companies to (1) disclose consistent categories and greater disaggregation of information in the effective rate reconciliation and (2) provide information on income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for our annual periods beginning January 1, 2025, with early adoption permitted. We are required to apply the guidance prospectively but have the option to apply it retrospectively. We are currently evaluating the requirements of this standard and any potential impact it may have on our consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, "Income Statement—Reporting Comprehensive Income— Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses," which requires disaggregation of certain expense captions into specified categories within the notes to the financial statements for both interim and annual reporting periods. ASU 2024-03 is effective for our annual periods beginning January 1, 2027 and interim periods beginning January 1, 2028. Early adoption is permitted. We are currently evaluating the requirements of this standard and any potential impact it may have on our consolidated financial statements.

We do not believe any other recently issued, but not yet effective, accounting standards will have a material effect on our consolidated financial position, results of operations, or cash flows.

2.   Spin Off of Home Health and Hospice Business

On July 1, 2022, we completed the previously announced separation of our home health and hospice business through the distribution (the "Spin Off") of all of the outstanding shares of common stock, par value $0.01 per share, of Enhabit, Inc. ("Enhabit") to the stockholders of record of Encompass Health as of the close of business on June 24, 2022 (the "Record Date"). The Spin Off was effective at 12:01 a.m., Eastern Time, on July 1, 2022. The Spin Off was structured as a pro rata distribution of one share of Enhabit common stock for every two shares of Encompass Health common stock held of record as of the Record Date. No fractional shares were distributed. A cash payment was made in lieu of any fractional shares. As a result of the Spin Off, Enhabit is now an independent public company and its common stock is listed under the symbol "EHAB" on the New York Stock Exchange.

In accordance with applicable accounting guidance, the historical results of Enhabit have been presented as discontinued operations and, as such, have been excluded from continuing operations for the year ended December 31, 2022. In anticipation of the Spin Off, Enhabit transferred the "Encompass" trade name (net book value of $104.2 million) to us during the second quarter of 2022.

In connection with the Spin Off, on June 30, 2022, we entered into several agreements with Enhabit that govern the relationship of the parties following the Spin Off, including a Separation and Distribution Agreement.

The following table presents the results of operations of Enhabit as discontinued operations (in millions):

	For the Year Ended December 31,
	2022
Net operating revenue	$ 542.3
Operating expenses:	
Salaries and benefits	376.4
Other operating expenses	47.5
Occupancy costs	11.0
Supplies	11.7
General and administrative expenses	59.3
Depreciation and amortization	16.7
Total operating expenses	522.6
Interest expense and amortization of debt discounts and fees	0.2
Income from discontinued operations before income taxes	19.5
Provision for income tax expense	4.3
Income from discontinued operations, net of tax	15.2
Less: Net income attributable to noncontrolling interests included in discontinued operations	(1.3)
Net income attributable to Encompass Health included in discontinued operations	$ 13.9

Transaction costs of $56.7 million incurred during the year ended December 31, 2022 are included in general and administrative expenses in the table above and in *(Loss) income from discontinued operations, net of tax*, in the consolidated statements of comprehensive income. These charges primarily related to third-party advisory, consulting, legal and professional services, that were associated with the Spin Off.

During 2024 and 2023, we incurred legal costs of $2.9 million and $15.8 million, respectively, related to ongoing litigation against former executive officers of our home health and hospice business. These costs are included in *(Loss) income from discontinued operations, net of tax*, in the consolidated statements of comprehensive income.

3. **Variable Interest Entities:**

As of December 31, 2024 and December 31, 2023, we consolidated eight limited partnership-like entities that are VIEs and of which we are the primary beneficiary. Our ownership percentages in these entities range from 50.0% to 75.0% as of December 31, 2024. Through partnership and management agreements with or governing each of these entities, we manage all of these entities and handle all day-to-day operating decisions. Accordingly, we have the decision-making power over the activities that most significantly impact the economic performance of our VIEs and an obligation to absorb losses or receive benefits from the VIE that could potentially be significant to the VIE. These decisions and significant activities include, but are not limited to, marketing efforts, oversight of patient admissions, medical training, nurse and therapist scheduling, provision of healthcare services, billing, collections and creation and maintenance of medical records. The terms of the agreements governing each of our VIEs prohibit us from using the assets of each VIE to satisfy the obligations of other entities.

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

The carrying amounts and classifications of the consolidated VIEs' assets and liabilities, which are included in our consolidated balance sheets, are as follows (in millions):

	As of December 31,		
	2024		**2023**
Assets			
Current assets:			
Cash and cash equivalents	$	0.4	$	0.2
Accounts receivable		34.5		36.7
Other current assets		9.6		5.0
Total current assets		44.5		41.9
Property and equipment, net		135.7		128.8
Operating lease right-of-use assets		1.3		1.4
Goodwill		15.9		15.9
Intangible assets, net		1.0		1.2
Other long-term assets		9.7		18.5
Total assets	$	208.1	$	207.7
Liabilities			
Current liabilities:			
Current portion of long-term debt	$	1.0	$	0.9
Accounts payable		6.2		7.6
Accrued payroll		11.0		9.4
Other current liabilities		12.7		9.3
Total current liabilities		30.9		27.2
Long-term debt, net of current portion		12.7		13.6
Long-term operating lease liabilities		1.4		1.4
Total liabilities	$	45.0	$	42.2

4.   Cash and Marketable Securities:

The components of our investments as of December 31, 2024 are as follows (in millions):

	Cash & Cash Equivalents		Restricted Cash		Restricted Marketable Securities		Total	
Cash	$	85.4	$	37.7	$	—	$	123.1
Equity securities		—		—		130.9		130.9
Total	$	85.4	$	37.7	$	130.9	$	254.0

The components of our investments as of December 31, 2023 are as follows (in millions):

	Cash & Cash Equivalents		Restricted Cash		Restricted Marketable Securities		Total	
Cash	$	69.1	$	35.1	$	—	$	104.2
Equity securities		—		—		126.2		126.2
Total	$	69.1	$	35.1	$	126.2	$	230.4

FORM 10-K

Restricted Cash—

Restricted cash consisted of the following (in millions):

		As of December 31,		
		2024		**2023**
Current:				
Affiliate cash	$	17.9	$	17.7
Self-insured captive funds		19.8		17.1
Other		—		0.3
Total restricted cash	$	37.7	$	35.1

Affiliate cash represents cash accounts maintained by joint ventures in which we participate where one or more of our external partners requested, and we agreed, that the joint venture's cash not be commingled with other corporate cash accounts and be used only to fund the operations of those joint ventures. Self-insured captive funds represent cash held at our wholly owned insurance captive, HCS, Ltd., as discussed in Note 10, *Self-Insured Risks*. These funds are committed to pay third-party administrators for claims incurred and are restricted by insurance regulations and requirements. These funds cannot be used for purposes outside HCS without the permission of the Cayman Islands Monetary Authority.

The classification of restricted cash held by HCS as current or noncurrent depends on the classification of the corresponding claims liability.

Marketable Securities—

Restricted marketable securities at both balance sheet dates represent restricted assets held at HCS. HCS insures a substantial portion of Encompass Health's professional liability, workers' compensation, and other insurance claims. These funds are committed for payment of claims incurred, and the classification of these marketable securities as current or noncurrent depends on the classification of the corresponding claims liability. As of December 31, 2024, $39.0 million of restricted marketable securities are included in *Other current assets* and $91.9 million are included in *Other long-term assets* in the consolidated balance sheet. As of December 31, 2023, $37.6 million of restricted marketable securities are included in *Other current assets* and $88.6 million are included in *Other long-term assets* in the consolidated balance sheet. During the years ended December 31, 2024, 2023, and 2022, $1.0 million, $1.3 million, and $(7.4) million, respectively, of unrealized net gains (losses) were recognized in our consolidated statements of comprehensive income on marketable securities still held at the reporting date.

5. **Accounts Receivable:**

Accounts receivable consists of the following (in millions):

		As of December 31,		
		2024		**2023**
Current:				
Patient accounts receivable	$	593.0	$	599.8
Other accounts receivable		5.8		11.8
		598.8		611.6
Noncurrent patient accounts receivable		30.6		20.9
Accounts receivable	$	629.4	$	632.5

Because the resolution of claims that are part of Medicare audit programs can take several years, we review the patient receivables that are part of this adjudication process to determine their appropriate classification as either current or noncurrent.

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Amounts considered noncurrent are included in *Other long-term assets* in our consolidated balance sheets. See Note 1, *Summary of Significant Accounting Policies*, "Net Operating Revenues," for additional information.

6. **Property and Equipment:**

Property and equipment consists of the following (in millions):

| | As of December 31, | |
	2024	2023
Land	$ 302.6	$ 294.0
Buildings	3,859.3	3,402.8
Leasehold improvements	372.8	316.8
Vehicles	5.6	5.3
Furniture, fixtures, and equipment	808.8	723.3
	5,349.1	4,742.2
Less: Accumulated depreciation and amortization	(2,111.9)	(1,872.2)
	3,237.2	2,870.0
Construction in progress	405.9	431.0
Property and equipment, net	$ 3,643.1	$ 3,301.0

As of December 31, 2024, approximately 66% of our consolidated *Property and equipment, net* held by Encompass Health Corporation and its guarantor subsidiaries was pledged to the lenders under our credit agreement. See Note 9, *Long-term Debt*, for additional information on our credit agreement.

Depreciation expense was $245.1 million, $215.7 million, and $187.3 million for the years ended December 31, 2024, 2023 and 2022, respectively. Interest capitalized was $15.2 million, $13.5 million, and $10.5 million for the years ended December 31, 2024, 2023 and 2022, respectively.

7. **Leases:**

We lease real estate, vehicles, and equipment under operating and finance leases with non-cancelable terms generally expiring at various dates through 2039. Our operating and finance leases generally have 1- to 25-year terms, with one or more renewal options, primarily relating to our real estate leases, with terms to be determined at the time of renewal. The exercise of such lease renewal options is at our sole discretion, and to the extent we are reasonably certain we will exercise a renewal option, the years related to that option are included in our determination of the lease term for purposes of classifying and measuring a given lease. Certain leases also include options to purchase the leased property.

The components of lease costs are as follows (in millions):

| | For the Year Ended December 31, | | |
	2024	2023	2022
Operating lease cost	$ 41.7	$ 40.9	$ 38.7
Finance lease cost:			
Amortization of right-of-use assets	25.7	25.7	27.5
Interest on lease liabilities	24.7	26.2	29.0
Total finance lease cost	50.4	51.9	56.5
Short-term and variable lease cost	2.3	2.9	5.2
Sublease income	(3.1)	(3.3)	(2.9)
Total lease cost	$ 91.3	$ 92.4	$ 97.5

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Supplemental consolidated balance sheet information related to leases is as follows (in millions):

		As of December 31,			
	Classification	**2024**		**2023**	
Assets					
Operating lease	Operating lease right-of-use assets	$	203.7	$	208.5
Finance lease [1]	Property and equipment, net		221.5		247.2
Total leased assets		$	425.2	$	455.7
Liabilities					
Current liabilities:					
Operating lease	Current operating lease liabilities	$	26.3	$	24.1
Finance lease	Current portion of long-term debt		23.7		21.6
Noncurrent liabilities:					
Operating lease	Long-term operating lease liabilities		189.7		196.1
Finance lease	Long-term debt, net of current portion		294.7		318.5
Total leased liabilities		$	534.4	$	560.3

[1] Finance lease assets are recorded net of accumulated amortization of $197.3 million and $171.6 million as of December 31, 2024 and 2023, respectively.

	As of December 31,	
	2024	**2023**
Weighted Average Remaining Lease Term		
Operating lease	9.7 years	9.5 years
Finance lease	9.8 years	10.7 years
Weighted Average Discount Rate		
Operating lease	6.4 %	6.3 %
Finance lease	7.7 %	7.7 %

Maturities of lease liabilities as of December 31, 2024 are as follows (in millions):

Year Ending December 31,	Operating Leases		Finance Leases	
2025	$	38.9	$	46.7
2026		39.6		47.9
2027		37.7		47.4
2028		36.7		46.4
2029		22.4		47.3
2030 and thereafter		121.5		222.9
Total lease payments		296.8		458.6
Less: Interest portion		(80.8)		(140.2)
Total lease liabilities	$	216.0	$	318.4

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Supplemental cash flow information related to our leases is as follows (in millions):

	For the Year Ended December 31,		
	2024	2023	2022
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 40.7	$ 39.0	$ 40.5
Operating cash flows from finance leases	25.5	27.1	29.7
Financing cash flows from finance leases	21.8	41.1	19.2
Right-of-use assets obtained in exchange for lease obligations:			
Operating leases	$ 26.7	$ 26.2	$ 48.7
Finance leases	—	21.4	1.0

8.   **Goodwill and Other Intangible Assets:**

The following table shows changes in the carrying amount of *Goodwill* (in millions):

	Amount
Goodwill as of December 31, 2021	$ 1,237.0
Acquisitions	26.2
Goodwill as of December 31, 2022	1,263.2
Acquisitions	18.1
Goodwill as of December 31, 2023	1,281.3
Acquisitions	2.7
Goodwill as of December 31, 2024	$ 1,284.0

Goodwill increased in 2022, 2023 and 2024 as a result of our acquisitions of inpatient rehabilitation operations.

We performed impairment reviews as of October 1, 2024, 2023, and 2022 and concluded no *Goodwill* impairment existed. As of December 31, 2024, we had no accumulated impairment losses related to *Goodwill*.

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

The following table provides information regarding our other intangible assets (in millions):

		Gross Carrying Amount		Accumulated Amortization		Net
Certificates of need:						
2024	$	131.4	$	(49.0)	$	82.4
2023		120.9		(43.1)		77.8
Licenses:						
2024	$	65.7	$	(56.4)	$	9.3
2023		65.7		(55.4)		10.3
Noncompete agreements:						
2024	$	66.5	$	(63.4)	$	3.1
2023		66.7		(62.0)		4.7
Trade name - Encompass:						
2024	$	135.2	$	—	$	135.2
2023		135.2		—		135.2
Trade names - all other:						
2024	$	39.6	$	(23.6)	$	16.0
2023		39.3		(22.2)		17.1
Internal-use software:						
2024	$	214.4	$	(163.3)	$	51.1
2023		198.6		(166.4)		32.2
Market access assets:						
2024	$	13.2	$	(12.5)	$	0.7
2023		13.2		(12.3)		0.9
Total intangible assets:						
2024	$	666.0	$	(368.2)	$	297.8
2023		639.6		(361.4)		278.2

Amortization expense for other intangible assets is as follows (in millions):

		For the Year Ended December 31,				
		2024		**2023**		**2022**
Amortization expense	$	28.8	$	32.5	$	28.8

Total estimated amortization expense for our other intangible assets for the next five years is as follows (in millions):

Year Ending December 31,		Estimated Amortization Expense
2025	$	25.4
2026		23.0
2027		16.3
2028		12.2
2029		10.7

9. **Long-term Debt:**

Our long-term debt outstanding consists of the following (in millions):

	As of December 31,	
	2024	**2023**
Credit Agreement—		
Advances under revolving credit facility	$ 20.0	$ —
Bonds payable—		
5.75% Senior Notes due 2025	99.8	348.5
4.50% Senior Notes due 2028	788.4	785.0
4.75% Senior Notes due 2030	784.2	781.5
4.625% Senior Notes due 2031	392.5	391.5
Other notes payable	94.5	66.0
Finance lease obligations	318.4	340.1
	2,497.8	2,712.6
Less: Current portion	(138.6)	(24.8)
Long-term debt, net of current portion	$ 2,359.2	$ 2,687.8

The following chart shows scheduled principal payments due on long-term debt for the next five years and thereafter (in millions):

Year Ending December 31,	Face Amount	Net Amount
2025	$ 138.8	$ 138.6
2026	39.4	39.4
2027	66.1	66.1
2028	833.0	821.4
2029	41.7	41.7
Thereafter	1,414.1	1,390.6
Total	$ 2,533.1	$ 2,497.8

As a result of the redemptions discussed below, we recorded a $0.6 million and $1.4 million *Loss on early extinguishment of debt* in 2024 and 2022, respectively. There were no redemptions resulting in a *Loss on early extinguishment of debt* during 2023.

Senior Secured Credit Agreement—

The credit agreement provides for a $1 billion revolving credit facility, with a $260 million letter of credit subfacility and a swingline loan subfacility, all of which mature in October 2027. The credit agreement previously provided for a $270 million term loan commitment, the outstanding amount of which was repaid in June 2022.

Amounts drawn on the revolving credit facility bear interest at a rate per annum of, at our option, (1) secured overnight financing rate ("SOFR") or (2) the higher of (a) Barclays Bank PLC's prime rate and (b) the federal funds rate plus 0.5%, in each case, plus, in each case, an applicable margin that varies depending upon our leverage ratio. We are also subject to a commitment fee of 0.25% or 0.30%, depending on our leverage ratio, per annum on the daily amount of the unutilized commitments under the revolving credit facility. The current interest rate on SOFR borrowings under the credit agreement includes a credit spread of 1.25%.

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

The credit agreement contains affirmative and negative covenants and default and acceleration provisions, including a minimum interest coverage ratio and a maximum leverage ratio. Under one such negative covenant, we are restricted from paying common stock dividends, prepaying certain senior notes, making certain investments, and repurchasing preferred and common equity unless (1) we are not in default under the terms of the credit agreement and (2) our senior secured leverage ratio, as defined in the credit agreement, does not exceed 2x. In the event the senior secured leverage ratio exceeds 2x, these payments are subject to a limit of $200 million plus the Available Amount, as defined in the credit agreement. Our obligations under the credit agreement are secured by the current and future personal property of the Company and its subsidiary guarantors. The maximum leverage ratio in the financial covenants is 4.50x as of December 31, 2024.

In June 2022, Enhabit distributed $566.6 million to Encompass Health who used it to fully repay both the $250 million outstanding balance of the Encompass Health revolving credit facility and approximately $236 million of the Encompass Health term loan. Currently, there are no term loan commitments under the credit agreement.

As of December 31, 2024, $20 million were drawn under the revolving credit facility with an interest rate of 7.8%. As of December 31, 2023, no amount was drawn under the revolving credit facility. As of December 31, 2024 and 2023, $36.3 million and $31.9 million, respectively, were being utilized under the letter of credit subfacility, which were being used in the ordinary course of business to secure workers' compensation and other insurance coverages and for general corporate purposes.

Bonds Payable—

<u>Senior Notes</u>

The Company's 5.75% Senior Notes due 2025 (the "2025 Notes"), 4.50% Senior Notes due 2028 (the "2028 Notes"), 4.75% Senior Notes due 2030 (the "2030 Notes"), and 4.625% Senior Notes due 2031 (the "2031 Notes" and collectively the "Senior Notes") were issued pursuant to an indenture (the "Base Indenture") dated as of December 1, 2009, as supplemented by each Senior Notes' respective supplemental indenture (together with the Base Indenture, the "Indenture"). Pursuant to the terms of the Indenture, the Senior Notes are jointly and severally guaranteed on a senior, unsecured basis by all of our existing and future subsidiaries that guarantee borrowings under our credit agreement and other capital markets debt. The Senior Notes are senior, unsecured obligations of Encompass Health and rank equally with our other senior indebtedness, senior to any of our subordinated indebtedness, and effectively junior to our secured indebtedness to the extent of the value of the collateral securing such indebtedness.

Upon the occurrence of a change in control (as defined in the Indenture), each holder of the Senior Notes may require us to repurchase all or a portion of the notes in cash at a price equal to 101% of the principal amount of the Senior Notes to be repurchased, plus accrued and unpaid interest.

The Senior Notes contain covenants and default and acceleration provisions, that, among other things, limit our and certain of our subsidiaries' ability to (1) incur additional debt, (2) make certain restricted payments, (3) consummate specified asset sales, (4) incur liens, and (5) merge or consolidate with another person.

On December 9, 2021, we announced the commencement of a consent solicitation of holders of the 2025 Notes, 2028 Notes, 2030 Notes, and 2031 Notes (collectively the "Notes") for the adoption of certain amendments to the Indenture, which provided us with greater flexibility in effecting the Spin Off discussed in Note 2, *Spin Off of Home Health and Hospice Business*. Each Indenture contains restrictive covenants that, among other things, limit our ability and the ability of certain of our subsidiaries to make certain asset dispositions, investments, and distributions to holders of our capital stock. The amendments to the Indentures permit us, subject to the leverage ratio condition set forth below, to distribute to our equity holders in one or more transactions (a "Distribution") some or all of the common stock of a subsidiary that holds substantially all of the assets of our home health and hospice business. We may make any such distribution so long as the Leverage Ratio (as defined in each Indenture) is no more than 3.5 to 1.0 on a pro forma basis after giving effect thereto. The amendments also reduce the capacity under our restricted payments builder basket under each existing Indenture for the 2028 Notes, 2030 Notes, and 2031 Notes by $200 million and amends the definition of "Consolidated Net Income" to allow us to exclude from Consolidated Net Income (a component of the Leverage Ratio) any fees, expenses or charges related to any Distribution and the solicitation of consents from the holders of the Notes. In December 2021 and January 2022, we received the requisite consents for the adoption of these amendments. Under the terms of the amendments, we agreed to pay the holders of the Notes a total of $40.5 million, excluding fees. We paid $20.0 million and $20.5 million in January and June 2022, respectively.

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

2025 Notes

In September 2015, we issued $350 million of the 2025 Notes at par. The 2025 Notes mature on September 15, 2025 and bear interest at a per annum rate of 5.75%. Inclusive of financing costs, the effective interest rate on the 2025 Notes is 6.0%. Interest on the 2025 Notes is payable semiannually in arrears on March 15 and September 15. We may redeem the 2025 Notes at par, in whole or in part, at any time on or after September 15, 2023.

In August and November 2024, we redeemed $150 million and $100 million, respectively, of the outstanding principal balance of our 2025 Notes using cash on hand. Pursuant to the terms of the 2025 Notes, these optional redemptions were made at a price of par.

2028 and 2030 Notes

In September 2019, we issued $500 million of the 2028 Notes at par and $500 million of the 2030 Notes at par. Certain of the proceeds from this offering were used to fund the purchase of equity rights from management investors of our former home health and hospice business.

In May 2020, we issued an additional $300 million of the 2028 Notes at a price of 99.0% of the principal amount and an additional $300 million of the 2030 Notes at a price of 98.5% of the principal amount, which resulted in approximately $583 million in net proceeds. We used a portion of the net proceeds from this borrowing, together with cash on hand, to repay borrowings under our revolving credit facility.

The 2028 Notes mature on February 1, 2028 and bear interest at a per annum rate of 4.50%. Inclusive of financing costs, the effective interest rate on the 2028 Notes is 5.0%. Interest on the 2028 Notes is payable semiannually in arrears on February 1 and August 1. We may redeem the 2028 Notes, in whole or in part, at any time on or after February 1, 2024 at the redemption prices set forth below:

Period	Redemption Price*
2024	101.125 %
2025 and thereafter	100.000 %

 * Expressed in percentage of principal amount

The 2030 Notes mature on February 1, 2030 and bear interest at a per annum rate of 4.75%. Inclusive of financing costs, the effective interest rate on the 2030 Notes is 5.2%. Interest on the 2030 Notes is payable semiannually in arrears on February 1 and August 1. We may redeem the 2030 Notes, in whole or in part, at any time on or after February 1, 2025 at the redemption prices set forth below:

Period	Redemption Price*
2025	102.375 %
2026	101.583 %
2027	100.792 %
2028 and thereafter	100.000 %

 * Expressed in percentage of principal amount

FORM 10-K

2031 Notes

In October 2020, we issued $400 million of the 2031 Notes at par. The 2031 Notes mature on April 1, 2031 and bear interest at a per annum rate of 4.625%. Inclusive of financing costs, the effective interest rate on the 2031 Notes is 5.0%. Interest is payable semiannually in arrears on April 1 and October 1 of each year. We may redeem the 2031 Notes, in whole or in part, at any time on or after April 1, 2026 at the redemption prices set forth below:

Period	Redemption Price*
2026	102.313 %
2027	101.542 %
2028	100.771 %
2029 and thereafter	100.000 %

 * Expressed in percentage of principal amount

Former 2023 Notes

In March 2022, we redeemed the remaining $100 million in outstanding principal amount of the 5.125% Senior Notes due 2023 (the "Former 2023 Notes) using capacity under our revolving credit facility. Pursuant to the terms of the Former 2023 Notes, this optional redemption was made at a price of par. The Former 2023 Notes would have matured on March 15, 2023. Inclusive of financing costs, the effective interest rate on the Former 2023 Notes was 5.4%. Interest on the Former 2023 Notes was payable semiannually in arrears on March 15 and September 15.

Other Notes Payable—

Our notes payable consist of the following (in millions):

	As of December 31,		Current Interest Rates
	2024	**2023**	**Current Interest Rates**
Sale/leaseback transactions involving real estate accounted for as financings	$ 28.0	$ 28.0	9.2% to 13.4%
Construction of new hospitals	47.6	38.0	5.0% to 6.3%
Software contracts	18.9	—	5.5% to 6.5%
Other notes payable	$ 94.5	$ 66.0	

10.   Self-Insured Risks:

We insure a substantial portion of our professional liability, general liability, and workers' compensation risks through a self-insured retention program ("SIR") underwritten by our consolidated wholly owned offshore captive insurance subsidiary, HCS, Ltd., which we fund via regularly scheduled premium payments. HCS is an insurance company licensed by the Cayman Island Monetary Authority. We use HCS to fund the first $45 million for annual aggregate losses associated with general and professional liability risks. Workers' compensation exposures are capped on a per claim basis. Risks in excess of specified limits per claim and in excess of our aggregate SIR amount are covered by unrelated commercial carriers.

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

The following table presents the changes in our self-insurance reserves (in millions):

	2024	2023	2022
Balance at beginning of period, gross	$ 184.5	$ 175.1	$ 169.4
Less: Reinsurance receivables	(36.4)	(32.3)	(30.0)
Balance at beginning of period, net	148.1	142.8	139.4
Increase for the provision of current year claims	59.1	54.7	50.5
Decrease for the provision of prior year claims	(10.9)	(10.5)	(8.2)
Payments related to current year claims	(6.9)	(8.1)	(7.1)
Payments related to prior year claims	(32.2)	(30.8)	(31.8)
Balance at end of period, net	157.2	148.1	142.8
Add: Reinsurance receivables	37.6	36.4	32.3
Balance at end of period, gross	$ 194.8	$ 184.5	$ 175.1

As of December 31, 2024 and 2023, $56.2 million and $52.7 million, respectively, of these reserves are included in *Other current liabilities* in our consolidated balance sheets.

Provisions for these risks are based primarily upon actuarially determined estimates. These reserves represent the unpaid portion of the estimated ultimate cost of all reported and unreported losses incurred through the respective consolidated balance sheet dates. The reserves are estimated using individual case-basis valuations and actuarial analyses. Those estimates are subject to the effects of trends in loss severity and frequency. The estimates are continually reviewed and adjustments are recorded as experience develops or new information becomes known. The changes to the estimated ultimate loss amounts are included in current operating results.

The reserves for these self-insured risks cover approximately 1,100 individual claims at December 31, 2024 and 2023, and estimates for potential unreported claims. The time period required to resolve these claims can vary depending upon the jurisdiction, the nature, and the form of resolution of the claims. The estimation of the timing of payments beyond a year can vary significantly. Although considerable variability is inherent in reserve estimates, management believes the reserves for losses and loss expenses are adequate; however, there can be no assurance the ultimate liability will not exceed management's estimates.

11.   Redeemable Noncontrolling Interests:

The following is a summary of the activity related to our *Redeemable noncontrolling interests* (in millions):

	For the Year Ended December 31,		
	2024	2023	2022
Balance at beginning of period	$ 42.0	$ 35.6	$ 42.2
Net income attributable to noncontrolling interests	5.1	8.3	7.2
Distributions declared	(10.2)	(1.1)	(5.3)
Contribution to joint ventures	18.0	—	—
Change in fair value	1.6	(0.8)	(3.4)
Other	—	—	0.1
Spin off of Enhabit, Inc.	—	—	(5.2)
Balance at end of period	$ 56.5	$ 42.0	$ 35.6

The following table reconciles the net income attributable to nonredeemable *Noncontrolling interests*, as recorded in the shareholders' equity section of the consolidated balance sheets, and the net income attributable to *Redeemable noncontrolling interests*, as recorded in the mezzanine section of the consolidated balance sheets, to the *Net income attributable to noncontrolling interests* presented in the consolidated statements of comprehensive income (in millions):

	For the Year Ended December 31,		
	2024	**2023**	**2022**
Net income attributable to nonredeemable noncontrolling interests	$ 135.8	$ 102.7	$ 87.7
Net income attributable to redeemable noncontrolling interests	5.1	8.3	7.2
Net income attributable to noncontrolling interests	$ 140.9	$ 111.0	$ 94.9

12. Fair Value Measurements:

Our financial assets and liabilities that are measured at fair value on a recurring basis are as follows (in millions):

		Fair Value Measurements at Reporting Date Using			
As of December 31, 2024	**Fair Value**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Valuation Technique** [1]
Equity securities	$ 130.9	$ 4.2	$ 126.7	$ —	M
Redeemable noncontrolling interests	56.5	—	—	56.5	I
As of December 31, 2023					
Equity securities	$ 126.2	$ 4.0	$ 122.2	$ —	M
Redeemable noncontrolling interests	42.0	—	—	42.0	I

[1] The two valuation techniques are: market approach (M) and income approach (I).

There are assets and liabilities that are not required to be measured at fair value on a recurring basis. However, these assets may be recorded at fair value as a result of impairment charges or other adjustments made to the carrying value of the applicable assets. During the years ended December 31, 2024, 2023, and 2022, we did not record any material gains or losses related to these assets.

As discussed in Note 1, *Summary of Significant Accounting Policies*, "Fair Value Measurements," the carrying value equals fair value for our financial instruments that are not included in the table below and are classified as current in our consolidated balance sheets. The carrying amounts and estimated fair values for our other financial instruments are presented in the following table (in millions):

| | As of December 31, 2024 | | As of December 31, 2023 | |
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Long-term debt:				
Advances under revolving credit facility	$ 20.0	$ 20.0	$ —	$ —
5.75% Senior Notes due 2025	99.8	99.7	348.5	349.3
4.50% Senior Notes due 2028	788.4	772.3	785.0	763.6
4.75% Senior Notes due 2030	784.2	759.0	781.5	755.0
4.625% Senior Notes due 2031	392.5	369.9	391.5	369.4
Other notes payable	94.5	94.5	66.0	66.0
Financial commitments:				
Letters of credit	—	36.3	—	31.9

Fair values for our long-term debt and financial commitments are determined using inputs, including quoted prices in nonactive markets, that are observable either directly or indirectly, or *Level 2* inputs within the fair value hierarchy. See Note 1, *Summary of Significant Accounting Policies*, "Fair Value Measurements" and "Redeemable Noncontrolling Interests."

13.   Share-Based Payments:

The Company has awarded employee stock-based compensation in the form of stock options and restricted stock awards ("RSAs") under the terms of share-based incentive plans designed to align employee and executive interests to those of its stockholders. All employee stock-based compensation awarded during 2024, 2023, and 2022 was issued under the 2016 Omnibus Performance Incentive Plan, a stockholder-approved plan that reserves and provides for the grant of up to 16,860,765 shares of common stock after adjustment for the effect of the Spin Off. This plan allows for the grants of nonqualified stock options, incentive stock options, restricted stock, stock appreciate rights, performance shares, performance share units, dividend equivalents, restricted stock units ("RSUs"), and/or other stock-based awards. Stock-based compensation expense recognized in continuing operations was $48.3 million, $50.6 million, and $29.2 million during 2024, 2023, and 2022, respectively. Stock-based compensation expense classified as discontinued operations was $2.5 million during 2022.

Stock Options—

Under our share-based incentive plans, officers and employees are given the right to purchase shares of Encompass Health common stock at a fixed grant price determined on the day the options are granted. The terms and conditions of the options, including exercise prices and the periods in which options are exercisable, are generally at the discretion of the compensation and human capital committee of our board of directors. However, no options are exercisable beyond ten years from the date of grant. Granted options vest over the awards' requisite service periods, which are generally three years.

The fair values of the options granted during the years ended December 31, 2024, 2023, and 2022 have been estimated at the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

| | For the Year Ended December 31, | | |
	2024	2023	2022
Expected volatility	27.9 %	28.5 %	28.3 %
Risk-free interest rate	4.2 %	4.2 %	1.7 %
Expected life (years)	7.2	6.9	7.8
Dividend yield	1.0 %	1.1 %	1.9 %

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, the Black-Scholes option-pricing model requires the input of highly subjective assumptions, including the expected stock price volatility. We estimate our expected term through an analysis of actual, historical post-vesting exercise, cancellation, and expiration behavior by our officers and projected post-vesting activity of outstanding options. We calculate volatility based on the historical volatility of our common stock over the period commensurate with the expected term of the options. The risk-free interest rate is the implied daily yield currently available on U.S. Treasury issues with a remaining term closely approximating the expected term used as the input to the Black-Scholes option-pricing model. We estimated our dividend yield based on our annual dividend rate and our stock price on the dividend payment dates. Under the Black-Scholes option-pricing model, the weighted-average grant date fair value per share of employee stock options granted during the years ended December 31, 2024, 2023, and 2022 was $26.14, $19.23, and $17.29, respectively.

A summary of our stock option activity and related information is as follows:

	Shares (In Thousands)	Weighted-Average Exercise Price per Share	Weighted-Average Remaining Life (Years)	Aggregate Intrinsic Value (In Millions)
Outstanding, December 31, 2023	853	$ 49.52		
Granted	64	74.20		
Exercised	(77)	31.66		
Outstanding, December 31, 2024	840	53.05	5.1	$ 33.0
Exercisable, December 31, 2024	686	50.72	4.3	28.6

We recognized approximately $1.9 million, $2.5 million, and $1.2 million of compensation expense related to our stock options for the years ended December 31, 2024, 2023, and 2022, respectively. As of December 31, 2024, there was $0.3 million of unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 19 months. The total intrinsic value of options exercised during the years ended December 31, 2024, 2023, and 2022 was $4.0 million, $2.5 million, and $1.8 million, respectively.

Restricted Stock—

The RSAs granted in 2024, 2023, and 2022 included service-based awards and performance-based awards (that also included a service requirement). These awards generally vest over a three-year requisite service period. For RSAs with a service and/or performance requirement, the fair value of the RSA is determined by the closing price of our common stock on the grant date. A portion of the RSAs granted in 2024 and 2023 also includes a market condition for certain members of management. For awards with a market condition, the fair value of the market condition component of the RSAs is determined using a lattice model. Inputs into the model include the historical price volatility of our common stock, the historical volatility of the common stock of the companies in the defined peer group, and the risk-free interest rate. Utilizing these inputs and potential future changes in stock prices, multiple trials are run to determine the fair value.

A summary of our issued restricted stock awards is as follows (share information in thousands):

	Shares	Weighted-Average Grant Date Fair Value
Nonvested shares at December 31, 2023	706	$ 63.60
Granted	620	61.67
Vested	(481)	65.39
Forfeited	(41)	61.52
Nonvested shares at December 31, 2024	804	61.14

FORM 10-K

The weighted-average grant-date fair value of restricted stock granted during the years ended December 31, 2023 and 2022 was $65.20 and $74.08 per share, respectively. We recognized approximately $44.9 million, $46.6 million, and $26.4 million of compensation expense related to our restricted stock awards for the years ended December 31, 2024, 2023, and 2022, respectively. As of December 31, 2024, there was $36.2 million of unrecognized compensation expense related to unvested restricted stock. This cost is expected to be recognized over a weighted-average period of 21 months. The remaining unrecognized compensation expense for the performance-based awards may vary each reporting period based on changes in the expected achievement of performance measures. The total fair value of shares vested during the years ended December 31, 2024, 2023, and 2022 was $33.7 million, $24.3 million, and $20.0 million, respectively. We accrue dividends on outstanding RSAs, which are paid upon vesting.

Nonemployee Stock-Based Compensation Plans—

During the years ended December 31, 2024, 2023, and 2022, we provided incentives to our nonemployee members of our board of directors through the issuance of RSUs out of our share-based incentive plans. RSUs are fully vested when awarded and receive dividend equivalents in the form of additional RSUs upon the payment of a cash dividend on our common stock. During the years ended December 31, 2024, 2023, and 2022, we issued 23,509, 32,365, and 22,469 RSUs, respectively, with a fair value of $83.42, $63.00, and $67.42, respectively, per unit. We recognized approximately $1.5 million of compensation expense upon their issuance in 2024, 2023, and 2022. There was no unrecognized compensation related to unvested shares as of December 31, 2024. During the years ended 2024, 2023, and 2022, we issued an additional 5,707, 7,518, and 11,976, respectively, of RSUs as dividend equivalents. During the year ended December 31, 2024, 314,998 RSUs were released in relation to the retirement of certain former members of our board of directors. The total fair value of shares released during the year ended December 31, 2024 was $29.1 million. As of December 31, 2024, 516,198 RSUs were outstanding. In addition to the above, we issued 130,406 additional RSUs in 2022 to current and former members of our board of directors in connection with the Spin Off. Such adjusted awards preserved the same intrinsic value and general terms and conditions (including vesting) as were in place immediately prior to the adjustments.

14.   Employee Benefit Plans:

Substantially all Encompass Health employees are eligible to enroll in Encompass Health-sponsored healthcare plans, including coverage for medical and dental benefits. Our primary healthcare plans are national plans administered by third-party administrators. We are self-insured for these plans. During 2024, 2023, and 2022, costs associated with these plans, net of amounts paid by employees, approximated $227.4 million, $186.2 million, and $174.5 million, respectively.

The Encompass Health Corporation 401(k) Retirement Plan (the "401(k) Plan") is a qualified 401(k) savings plan. The 401(k) Plan allows eligible employees to contribute up to 100% of their pay on a pre-tax basis into their individual retirement account in the plan subject to the normal maximum limits set annually by the Internal Revenue Service. Encompass Health employees who are at least 21 years of age are eligible to participate in the 401(k) Plan and all contributions to the plan are in the form of cash. Encompass Health's employer matching contribution under the 401(k) Plan is 50% of the first 6% of each participant's elective deferrals, which vest 100% after three years of service. Participants are always fully vested in their own contributions.

Employer contributions to the 401(k) Plan approximated $32.1 million, $31.3 million, and $28.7 million in 2024, 2023, and 2022, respectively. In 2024, 2023, and 2022, approximately $2.9 million, $1.1 million, and $1.4 million, respectively, from forfeited accounts were used to fund the matching contributions in accordance with the terms of the 401(k) Plan.

Senior Management Bonus Program—

We maintain a Senior Management Bonus Program to reward senior management for performance based on a combination of corporate or regional goals for all periods presented. The corporate and regional goals are approved on an annual basis by our board of directors as part of our routine budgeting and financial planning process. The program applies to persons who join the Company in, or are promoted to, senior management positions. In 2025, we expect to pay approximately $28.1 million under the program for the year ended December 31, 2024. In March 2024 and 2023, we paid $27.9 million and $14.5 million, respectively, under the program for the years ended December 31, 2023 and 2022.

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

15.   Income Taxes:

The significant components of the *Provision for income tax expense* related to continuing operations are as follows (in millions):

	For the Year Ended December 31,		
	2024	**2023**	**2022**
Current:			
Federal	$ 111.0	$ 101.7	$ 58.7
State and other	28.5	26.6	13.5
Total current expense	139.5	128.3	72.2
Deferred:			
Federal	8.6	(0.7)	17.9
State and other	2.1	4.6	10.0
Total deferred expense	10.7	3.9	27.9
Total income tax expense related to continuing operations	$ 150.2	$ 132.2	$ 100.1

A reconciliation of differences between the federal income tax at statutory rates and our actual income tax expense on our income from continuing operations, which include federal, state, and other income taxes, is presented below:

	For the Year Ended December 31,		
	2024	**2023**	**2022**
Tax expense at statutory rate	21.0 %	21.0 %	21.0 %
Increase (decrease) in tax rate resulting from:			
State and other income taxes, net of federal tax benefit	3.9 %	4.1 %	4.0 %
Increase in valuation allowance	— %	0.3 %	0.6 %
Noncontrolling interests	(3.8)%	(4.0)%	(4.4)%
Share-based windfall tax benefits	(1.0)%	— %	— %
Other, net	(0.1)%	0.4 %	1.0 %
Income tax expense	20.0 %	21.8 %	22.2 %

The *Provision for income tax expense* in 2024 was less than the federal statutory rate primarily due to the impact of noncontrolling interests and share-based windfall tax benefits, offset by state and other income tax expense. The *Provision for income tax expense* in 2023 and 2022 was greater than the federal statutory rate primarily due to state and other income tax expense and a gross increase in valuation allowance, offset by the impact of noncontrolling interests. See Note 1, *Summary of Significant Accounting Policies*, "Income Taxes," for a discussion of the allocation of income or loss related to pass-through entities, which is referred to as the impact of noncontrolling interests in this discussion.

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Deferred income taxes recognize the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes and the impact of available NOLs. The significant components of our deferred tax assets and liabilities are presented in the following table (in millions):

	As of December 31,	
	2024	2023
Deferred income tax assets:		
Net operating loss	$ 8.8	$ 23.1
Insurance reserve	20.9	20.1
Stock-based compensation	24.0	21.4
Revenue reserves	8.0	7.6
Operating lease liabilities	7.9	8.8
Other accruals	29.4	26.2
Tax credits	17.0	14.6
Total deferred income tax assets	116.0	121.8
Less: Valuation allowance	(21.0)	(28.4)
Net deferred income tax assets	95.0	93.4
Deferred income tax liabilities:		
Intangibles	(63.4)	(62.6)
Operating lease right-of-use assets	(6.8)	(7.8)
Property, net	(18.8)	(18.1)
Carrying value of partnerships	(110.9)	(91.7)
Other	(0.3)	(0.2)
Total deferred income tax liabilities	(200.2)	(180.4)
Net deferred income tax liabilities	$ (105.2)	$ (87.0)

We have state NOLs of $8.8 million that expire in various amounts at varying times through 2034. For the years ended December 31, 2024 and 2023, the net decrease in our valuation allowance was $7.4 million and $7.4 million, respectively. The decrease in our valuation allowance in 2024 and 2023 related primarily to the utilization and expiration of state NOLs.

As of December 31, 2024, we have a remaining valuation allowance of $21.0 million. This valuation allowance remains recorded primarily due to unusable foreign tax credits generated by our operations in Puerto Rico. We determined it was necessary to maintain a valuation allowance on our foreign tax credits due to uncertainties related to our ability to utilize a portion of these credits before they expire. The amount of the valuation allowance has been determined based on the weight of all available evidence, as described above, including management's estimates of taxable income over the periods in which the related deferred tax assets will be recoverable.

Our continuing practice is to recognize interest and penalties related to income tax matters in income tax expense. Interest recorded as part of our income tax provision during 2024, 2023, and 2022 was not material. Accrued interest income related to income taxes as of December 31, 2024 and 2023 was not material.

In December 2016, we signed an agreement with the IRS to participate in their Compliance Assurance Process ("CAP") for the 2017 tax year and have renewed this agreement each year since. CAP is a program in which we and the IRS endeavor to agree on the treatment of significant tax positions prior to the filing of our federal income tax returns. In December 2024, the IRS issued a no change letter effectively closing our 2022 tax year audit. Thus, the statute of limitations has expired, or we have settled, federal income tax examinations with the IRS for all tax years through 2022.

In February 2024, the IRS offered, and we accepted, admission into the IRS Bridge Plus Pilot program for the years 2023 and 2024. Under this program, we are required to provide additional documentation (including a draft return) to the IRS

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

prior to filing our return. The IRS performs a risk assessment review of this documentation and provides recommendations to us. We then file our return and submit a post-filing representation that our return was filed consistent with the documentation provided and the IRS recommendations (if any). After further review, the IRS then issues either a full or partial acceptance letter. Our state income tax returns are also periodically examined by various regulatory taxing authorities. We are not currently under audit by any state.

For the tax years that remain open under the applicable statutes of limitations, management considered potential unrecognized tax benefits and determined there are no material unrecognized tax benefits that would impact prior years' income taxes.

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

16.   Earnings per Common Share:

The following table sets forth the computation of basic and diluted earnings per common share (in millions, except per share amounts):

	For the Year Ended December 31,		
	2024	**2023**	**2022**
Basic:			
Numerator:			
Income from continuing operations	$ 599.4	$ 475.0	$ 350.7
Less: Net income attributable to noncontrolling interests included in continuing operations	(140.9)	(111.0)	(93.6)
Less: Income from continuing operations allocated to participating securities	(2.8)	(2.4)	(1.1)
Income from continuing operations attributable to Encompass Health common shareholders	455.7	361.6	256.0
(Loss) income from discontinued operations, net of tax	(2.8)	(12.0)	15.2
Less: Net income attributable to noncontrolling interests included in discontinued operations	—	—	(1.3)
Less: Income from discontinued operations allocated to participating securities	—	—	(0.1)
(Loss) income from discontinued operations attributable to Encompass Health common shareholders	(2.8)	(12.0)	13.8
Net income attributable to Encompass Health common shareholders	$ 452.9	$ 349.6	$ 269.8
Denominator:			
Basic weighted average common shares outstanding	99.9	99.5	99.2
Basic earnings per share attributable to Encompass Health common shareholders:			
Continuing operations	$ 4.56	$ 3.63	$ 2.58
Discontinued operations	(0.03)	(0.12)	0.14
Net income	$ 4.53	$ 3.51	$ 2.72
Diluted:			
Numerator:			
Income from continuing operations	$ 599.4	$ 475.0	$ 350.7
Less: Net income attributable to noncontrolling interests included in continuing operations	(140.9)	(111.0)	(93.6)
Income from continuing operations attributable to Encompass Health common shareholders	458.5	364.0	257.1
(Loss) income from discontinued operations, net of tax	(2.8)	(12.0)	15.2
Less: Net income attributable to noncontrolling interests included in discontinued operations	—	—	(1.3)
(Loss) income from discontinued operations attributable to Encompass Health common shareholders	(2.8)	(12.0)	13.9
Net income attributable to Encompass Health common shareholders	$ 455.7	$ 352.0	$ 271.0
Denominator:			
Diluted weighted average common shares outstanding	102.2	101.3	100.4
Diluted earnings per share attributable to Encompass Health common shareholders:			
Continuing operations	$ 4.49	$ 3.59	$ 2.56
Discontinued operations	(0.03)	(0.12)	0.14
Net income	$ 4.46	$ 3.47	$ 2.70

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

The following table sets forth the reconciliation between basic weighted average common shares outstanding and diluted weighted average common shares outstanding (in millions):

	For the Year Ended December 31,		
	2024	**2023**	**2022**
Basic weighted average common shares outstanding	99.9	99.5	99.2
Restricted stock awards, dilutive stock options, and restricted stock units	2.3	1.8	1.2
Diluted weighted average common shares outstanding	102.2	101.3	100.4

Options to purchase shares of common stock outstanding during December 31, 2024 were immaterial. Options to purchase approximately 0.3 million and 0.4 million shares of common stock were outstanding during December 31, 2023 and 2022, respectively, but were not included in the computation of diluted weighted-average shares because to do so would have been antidilutive.

On October 28, 2013, we announced our board of directors authorized the repurchase of up to $200 million of our common stock, which has been amended from time to time. Most recently, on July 24, 2024, our board of directors approved resetting the aggregate common stock repurchase authorization to $500 million. As of December 31, 2024, approximately $489 million remained under this authorization. The repurchase authorization does not require the repurchase of a specific number of shares, has an indefinite term, and is subject to termination at any time by our board of directors. During 2024, we repurchased 0.4 million shares of our common stock in the open market for $31.1 million. There were no repurchases of our common stock during 2023 or 2022.

In July 2019, our board of directors approved an increase in our quarterly dividend and declared a cash dividend of $0.28 per share. The cash dividend of $0.28 per common share was declared and paid in each quarter through July 2022. In July 2022, our board of directors revised our quarterly dividend in response to the Spin Off and declared a cash dividend of $0.15 per share. The cash dividend of $0.15 per common share was declared and paid in each quarter through July 2024. In July 2024, our board of directors approved an increase in our quarterly dividend and declared a cash dividend of $0.17 per share. Subsequent to July 2024, the cash dividend of $0.17 per common share was declared and paid in each quarter through January 2025. Future dividend payments are subject to declaration by our board of directors.

17.   Contingencies and Other Commitments:

We provide services in the highly regulated healthcare industry. Furthermore, operating inpatient rehabilitation hospitals requires significant staffing and involves intensive therapy for individuals suffering from significant physical or cognitive disabilities or injuries. As a result, various lawsuits, claims, and legal and regulatory proceedings have been and can be expected to be instituted or asserted against us. The resolution of any such lawsuits, claims, or legal and regulatory proceedings could materially and adversely affect our financial position, results of operations, and cash flows in a given period.

The False Claims Act allows private citizens, called "relators," to institute civil proceedings on behalf of the United States alleging violations of the False Claims Act. These lawsuits, also known as "whistleblower" or "*qui tam*" actions, can involve significant monetary damages, fines, attorneys' fees and the award of bounties to the relators who successfully prosecute or bring these suits to the government. *Qui tam* cases are sealed at the time of filing, which means knowledge of the information contained in the complaint typically is limited to the relator, the federal government, and the presiding court. The defendant in a *qui tam* action may remain unaware of the existence of a sealed complaint for years. While the complaint is under seal, the government reviews the merits of the case and may conduct a broad investigation and seek discovery from the defendant and other parties before deciding whether to intervene in the case and take the lead on litigating the claims. The court lifts the seal when the government makes its decision on whether to intervene. If the government decides not to intervene, the relator may elect to continue to pursue the lawsuit individually on behalf of the government. It is possible that *qui tam* lawsuits have been filed against us, which suits remain under seal, or that we are unaware of such filings or precluded by existing law or court order from discussing or disclosing the filing of such suits. We may be subject to liability under one or more undisclosed *qui tam* cases brought pursuant to the False Claims Act.

It is our obligation as a participant in Medicare and other federal healthcare programs to routinely conduct audits and reviews of the accuracy of our billing systems and other regulatory compliance matters. As a result of these reviews, we have

FORM 10-K

made, and will continue to make, disclosures to the HHS-OIG and CMS relating to amounts we suspect represent over-payments from these programs, whether due to inaccurate billing or otherwise. Some of these disclosures have resulted in, or may result in, Encompass Health refunding amounts to Medicare or other federal healthcare programs.

Other Commitments—

We are a party to service and other contracts in connection with conducting our business. Minimum amounts due under these agreements are $60.4 million in 2025, $39.6 million in 2026, $31.6 million in 2027, $25.8 million in 2028, $21.8 million in 2029, and $50.9 million thereafter. These contracts primarily relate to software licensing and support.

18.   Segment Reporting:

We manage our operations using one operating segment which is also our reportable segment: inpatient rehabilitation. Our national network of inpatient rehabilitation hospitals provide specialized rehabilitative treatment on an inpatient basis. Our inpatient rehabilitation hospitals provide a higher level of rehabilitative care to patients who are recovering from conditions such as stroke and other neurological disorders, cardiac and pulmonary conditions, brain and spinal cord injuries, complex orthopedic conditions, and amputations.

The accounting policies of our reportable segment are the same as those described in Note 1, *Summary of Significant Accounting Policies*. All revenues for our services are generated through external customers. See Note 1, *Summary of Significant Accounting Policies*, "Net Operating Revenues," for the disaggregation of our revenues. Our chief operating decision maker ("CODM") is the chief executive officer. Our CODM evaluates the performance and allocates resources based on adjusted earnings before interest, taxes, depreciation, and amortization ("Adjusted EBITDA"). Our CODM primarily considers forecast-to-budget variances and current year actuals to prior year actuals variances to assess performance and to help inform operating decisions, including allocating resources.

Selected financial information, including significant segment expenses, for our reportable segment is as follows (in millions):

	For the Year Ended December 31,		
	2024	**2023**	**2022**
Net operating revenues	$ 5,373.2	$ 4,801.2	$ 4,348.6
Less:			
Salaries and benefits	2,901.0	2,600.1	2,393.3
Other operating expenses	785.2	709.3	665.6
Supplies	239.0	218.3	202.1
Occupancy costs	57.3	56.3	54.7
General and administrative expenses	156.1	146.5	130.4
Net income attributable to noncontrolling interests	148.2	113.2	93.6
Other segment items[1]	(17.3)	(13.6)	(10.4)
Adjusted EBITDA	$ 1,103.7	$ 971.1	$ 819.3

[1]   Includes interest income, investment gain or loss, and equity in net income of nonconsolidated affiliates.

Segment reconciliation (in millions):

	For the Year Ended December 31,					
	2024		**2023**		**2022**	
Adjusted EBITDA	$	1,103.7	$	971.1	$	819.3
Stock-based compensation		(48.3)		(50.6)		(29.2)
Depreciation and amortization		(299.6)		(273.9)		(243.6)
Loss on disposal or impairment of assets		(17.4)		(9.8)		(4.8)
Loss on early extinguishment of debt		(0.6)		—		(1.4)
Interest expense and amortization of debt discounts and fees		(137.4)		(143.5)		(175.7)
Net income attributable to noncontrolling interests		140.9		111.0		93.6
Change in fair market value of equity securities		1.0		0.7		(7.4)
Asset impairment impact on noncontrolling interests		7.3		—		—
State regulatory change impact on noncontrolling interests		—		2.2		—
Income from continuing operations before income tax expense	$	749.6	$	607.2	$	450.8

Additional detail regarding the revenues of our operating segment by service line follows (in millions):

	For the Year Ended December 31,					
	2024		**2023**		**2022**	
Net operating revenues:						
Inpatient	$	5,230.5	$	4,693.8	$	4,251.6
Outpatient and other		142.7		107.4		97.0
Net operating revenues	$	5,373.2	$	4,801.2	$	4,348.6

Equity in net income of consolidated affiliates and the *Provision for income tax expense* are reported on our consolidated statements of comprehensive income. Segment assets are reported on our consolidated balance sheets as *Total assets*. Segment capital expenditures are reported on our consolidated statements of cash flows as *Purchases of property, equipment, and intangible assets*.

EXHIBIT INDEX

Effective as of January 1, 2018, we changed our name to Encompass Health Corporation. By operation of law, any reference to "HealthSouth" in these exhibits should be read as "Encompass Health" as set forth in the Exhibit List below.

No.	Description
2.1	Separation and Distribution Agreement, dated as of June 30, 2022, by and between Encompass Health Corporation and Enhabit, Inc. (incorporated by reference to Exhibit 2.1 to Encompass Health's Current Report on Form 8-K filed on July 7, 2022).
3.1.1	Amended and Restated Certificate of Incorporation of Encompass Health Corporation, effective as of January 1, 2018 (incorporated by reference to Exhibit 3.1 to Encompass Health's Current Report on Form 8-K filed on October 25, 2017).
3.1.2	Certificate of Designations of 6.50% Series A Convertible Perpetual Preferred Stock, as filed with the Secretary of State of the State of Delaware on March 7, 2006 (incorporated by reference to Exhibit 3.1 to Encompass Health's Current Report on Form 8-K filed on March 9, 2006).
3.2	Amended and Restated Bylaws of Encompass Health Corporation, effective as of December 8, 2022 (incorporated by reference to Exhibit 3.1 to Encompass Health's Current Report on Form 8-K filed on December 13, 2022).
4.1.1	Indenture, dated as of December 1, 2009, between Encompass Health Corporation and Wells Fargo Bank, National Association, as trustee and successor in interest to The Bank of Nova Scotia Trust Company of New York, relating to Encompass Health's outstanding senior notes (incorporated by reference to Exhibit 4.7.1 to Encompass Health's Annual Report on Form 10-K filed on February 23, 2010).
4.1.2	First Supplemental Indenture, dated December 1, 2009, among Encompass Health Corporation, the Subsidiary Guarantors (as defined therein) and Wells Fargo Bank, National Association, as trustee and successor in interest to The Bank of Nova Scotia Trust Company of New York (incorporated by reference to Exhibit 4.7.2 to Encompass Health's Annual Report on Form 10-K filed on February 23, 2010).
4.1.3	Second Supplemental Indenture, dated as of October 7, 2010, among Encompass Health Corporation, the guarantors party thereto and Wells Fargo Bank, National Association, as trustee and successor in interest to The Bank of Nova Scotia Trust Company of New York (incorporated by reference to Exhibit 4.2 to Encompass Health's Current Report on Form 8-K filed on October 12, 2010).
4.1.4	Third Supplemental Indenture, dated October 7, 2010, among Encompass Health Corporation, the Subsidiary Guarantors (as defined therein) and Wells Fargo Bank, National Association, as trustee and successor in interest to The Bank of Nova Scotia Trust Company of New York (incorporated by reference to Exhibit 4.3 to Encompass Health's Current Report on Form 8-K filed on October 12, 2010).
4.1.5	Fourth Supplemental Indenture, dated September 11, 2012, among Encompass Health Corporation, the Subsidiary Guarantors (as defined therein) and Wells Fargo Bank, National Association, as trustee and successor in interest to The Bank of Nova Scotia Trust Company of New York (incorporated by reference to Exhibit 4.2 to Encompass Health's Current Report on Form 8-K filed on September 11, 2012).
4.1.6	Fifth Supplemental Indenture, dated as of March 12, 2015, among Encompass Health Corporation, the guarantors party thereto and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.2 to Encompass Health's Current Report on Form 8-K filed on March 12, 2015).
4.1.7	Sixth Supplemental Indenture, dated as of August 7, 2015, among Encompass Health Corporation, the guarantors party thereto and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.4 to Encompass Health's Current Report on Form 8-K filed on August 12, 2015).
4.1.8	Seventh Supplemental Indenture, dated as of September 16, 2015, among Encompass Health Corporation, the guarantors party thereto and Wells Fargo Bank, National Association, as trustee and successor in interest to The Bank of Nova Scotia Trust Company of New York, relating to Encompass Health's 5.75% Senior Notes due 2025 (incorporated by reference to Exhibit 4.2 to Encompass Health's Current Report on Form 8-K filed on September 21, 2015).
4.1.9	Eighth Supplemental Indenture dated as of September 18, 2019, among Encompass Health Corporation, the guarantors party thereto and Wells Fargo Bank, National Association, as trustee, relating to the 4.500% Notes due 2028 (incorporated by referenced to Exhibit 4.2 to the Encompass Health's Current Report on Form 8-K filed on September 18, 2019).

4.1.10	Ninth Supplemental Indenture dated as of September 18, 2019, among Encompass Health Corporation, the guarantors party thereto and Wells Fargo Bank, National Association, as trustee, relating to the 4.750% Notes due 2030 (incorporated by referenced to Exhibit 4.3 to the Encompass Health's Current Report on Form 8-K filed on September 18, 2019).
4.1.11	Tenth Supplemental Indenture, dated as of October 5, 2020, among Encompass Health Corporation, the guarantors party thereto and Wells Fargo Bank, National Association, as trustee, relating to the 4.625% Notes due 2031 (incorporated by reference to Exhibit 4.2 to the Encompass Health's Current Report on Form 8-K filed on October 5, 2020).
4.1.12	Eleventh Supplemental Indenture, dated as of December 15, 2021, among Encompass Health Corporation, the guarantors party thereto and Wells Fargo Bank, National Association, as trustee, relating to the 5.75% Notes due 2025 (incorporated by reference to Exhibit 4.3 to the Encompass Health's Current Report on Form 8-K filed on December 17, 2021).
4.1.13	Twelfth Supplemental Indenture, dated as of January 24, 2022, among Encompass Health Corporation, the guarantors party thereto and Wells Fargo Bank, National Association, as trustee, relating to the 4.500% Notes due 2028, 4.750% Notes due 2030 and 4.625% Notes due 2031 (incorporated by reference to Exhibit 4.5 to the Encompass Health's Current Report on Form 8-K filed on January 25, 2022).
4.2	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934 (Common Stock)(incorporated by reference to Exhibit 4.2 to Encompass Health's Annual Report on Form 10-K filed on February 27, 2020).
10.1.1	Encompass Health Corporation Amended and Restated 2004 Director Incentive Plan (incorporated by reference to Exhibit 10.12.1 to Encompass Health's Annual Report on Form 10-K filed on March 29, 2006).+
10.1.2	Form of Restricted Stock Unit Agreement (Amended and Restated 2004 Director Incentive Plan)(incorporated by reference to Exhibit 10.12.2 to Encompass Health's Annual Report on Form 10-K filed on March 29, 2006).+
10.2	Form of Indemnity Agreement entered into between Encompass Health Corporation and the directors of Encompass Health (incorporated by reference to Exhibit 10.31 to Encompass Health's Annual Report on Form 10-K filed on June 27, 2005).+
10.3	Encompass Health Corporation Sixth Amended and Restated Change in Control Benefits Plan.+
10.4	Description of the Encompass Health Corporation Senior Management Bonus and Long-Term Incentive Plans (incorporated by reference to the section captioned "Executive Compensation – Compensation Discussion and Analysis – Elements of Executive Compensation" in Encompass Health's Definitive Proxy Statement on Schedule 14A filed on April 2, 2024).+
10.5	Description of the annual compensation arrangement for non-employee directors of Encompass Health Corporation (incorporated by reference to the section captioned "Corporate Governance and Board Structure – Compensation of Directors" in Encompass Health's Definitive Proxy Statement on Schedule 14A, filed on April 2, 2024).+
10.6	Encompass Health Corporation Sixth Amended and Restated Executive Severance Plan.+
10.7.1	Encompass Health Corporation Nonqualified Retirement Plan (incorporated by reference to Exhibit 10.8 to Encompass Health's Annual Report on Form 10-K filed on February 27, 2020).+
10.7.2	First Amendment to the Encompass Health Corporation Nonqualified Retirement Plan (incorporated by reference to Exhibit 10.8.2 to Encompass Health's Annual Report on Form 10-K filed on February 27, 2023).+
10.8.1	Form of Non-Qualified Stock Option Agreement (Amended and Restated 2008 Equity Incentive Plan)(incorporated by reference to Exhibit 10.10.3 to Encompass Health's Annual Report on Form 10-K filed on February 22, 2017).+
10.8.2	Form of Restricted Stock Unit Award (Amended and Restated 2008 Equity Incentive Plan)(incorporated by reference to Exhibit 10.1.5 to Encompass Health's Quarterly Report on Form 10-Q filed on August 4, 2011).+
10.9	Encompass Health Corporation Directors' Deferred Stock Investment Plan (incorporated by reference to Exhibit 10.15 to Encompass Health's Annual Report on Form 10-K filed on February 19, 2013).+
10.10.1	Encompass Health Corporation 2016 Omnibus Performance Incentive Plan (incorporated by reference to Exhibit 10.1.1 to Quarterly Report on Form 10-Q filed on July 29, 2016).+
10.10.2	Form of Non-Qualified Stock Option Agreement (2016 Omnibus Performance Incentive Plan)(incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on December 12, 2016).+

101   Sections of the Encompass Health Corporation Annual Report on Form 10-K for the year ended December 31, 2024, formatted in XBRL (eXtensible Business Reporting Language), submitted in the following files:

    101.INS   XBRL Instance Document

    101.SCH   XBRL Taxonomy Extension Schema Document

    101.CAL   XBRL Taxonomy Extension Calculation Linkbase Document

    101.DEF   XBRL Taxonomy Extension Definition Linkbase Document

    101.LAB   XBRL Taxonomy Extension Label Linkbase Document

    101.PRE   XBRL Taxonomy Extension Presentation Linkbase Document

104   Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

+   Management contract or compensatory plan or arrangement.

Board of Directors

GREG D. CARMICHAEL
Chairman of the Board
Encompass Health Corporation
Executive Chairman
City National Bank

EDWARD M. CHRISTIE, III
President and Chief Executive Officer
Spirit Airlines, Inc.

JOAN E. HERMAN
President and Chief Executive Officer
Herman & Associates, LLC

LESLYE G. KATZ
Former Senior Vice President
and Chief Financial Officer
IMS Health, Inc.

PATRICIA A. MARYLAND
Director
Surgery Partners, Inc.
Privia Health Group, Inc.

KEVIN J. O'CONNOR
Senior Vice President, General
Counsel and Corporate Secretary
Lockheed Martin Corporation

CHRISTOPHER R. REIDY
Director
Embecta Corp.

NANCY M. SCHLICHTING
Director
Walgreens Boots Alliance, Inc.
Baxter International Inc.

MARK J. TARR
President and Chief Executive Officer
Encompass Health Corporation

TERRANCE WILLIAMS
President and Chief Executive Officer
TruStage Financial Group, Inc.

Executive Officers

MARK J. TARR
President and Chief Executive Officer

DOUGLAS E. COLTHARP
Executive Vice President and
Chief Financial Officer

PATRICK DARBY
Executive Vice President,
General Counsel and Secretary

ELISSA J. CHARBONNEAU, D.O.
Chief Medical Officer

ANDREW L. PRICE
Chief Accounting Officer

EDMUND M. FAY
Senior Vice President and Treasurer

Stockholder Information

PRINCIPAL CORPORATE OFFICES
Encompass Health Corporation
9001 Liberty Parkway
Birmingham, AL 35242
205.967.7116

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PricewaterhouseCoopers LLP
569 Brookwood Village, Suite 851
Birmingham, AL 35209

TRANSFER AGENT AND REGISTRAR
Written requests:
Computershare
P.O. Box 43006
Providence, RI 02940-3006

By overnight delivery:
150 Royall Street, Suite 101
Canton, MA 02021
1.877.456.7913 (U.S.)
1.781.575.4686 (non-U.S.)
web.queries@computershare.com

STOCK LISTING
Encompass Health Corporation common
stock trades on the New York Stock
Exchange under the symbol "EHC."

**STOCKHOLDER INFORMATION
AND INQUIRIES**
Stockholders and investors seeking
information concerning stock
ownership or Encompass Health
generally are invited to contact
Encompass Health's Investor Relations
by calling 205.969.4600 or sending
an email to investorrelations@
encompasshealth.com.

Information concerning Encompass
Health can also be obtained through our
website at www.encompasshealth.com.

**ANNUAL MEETING
OF STOCKHOLDERS**
The annual meeting will be held on
May 1, 2025 at 11:00 a.m., central time,
in virtual format and will be accessible at
www.virtualshareholdermeeting.com/EHC2025

CERTIFICATIONS
Our chief executive officer and chief
financial officer have filed with the
Securities and Exchange Commission
the certifications required by Section
302 of the Sarbanes-Oxley Act of 2002
as Exhibits 31.1 and 31.2 to the
Company's Annual Report on Form 10-K
for the fiscal year ended
December 31, 2024.